SAFRAN

SIÈGE SOCIAL

RECEIVED
2008 JUL 14 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08004646

SUPPL

July 8, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
SEP 03 2008
THOMSON REUTERS

Francis de Raimond

cc: Alain Marcheteau
(Safran)

9/2

SAFRAN
Société anonyme à Directoire et Conseil de surveillance
au capital de 83 405 917 euros - 562082909 RCS Paris
2, Bd du Général Martial-Valin - 75724 Paris Cedex 15 - France

Tél. +33 (0)1 40 60 80 80
Fax +33 (0)1 40 60 81 02
www.safran-group.com

I. Press Releases

- May 28, 2008 – Ordinary and Extraordinary Shareholders' meeting : SAFRAN confirms its objectives for 2008 and announces a number of share-related transactions
- May 28, 2008 – Pascale Dubois named VP, Communications at SAFRAN
- June 17, 2008 – Launch of OEM Defence Services, an innovative company dedicated to military aerospace equipment support
- June 23, 2008 – SAFRAN submits proposal to acquire Secure ID business of Digimarc Corporation (NASDAQ : DMRC)
- June 24, 2008 – SAFRAN revamps organization to keep pace with changing market
- June 24, 2008 – SAFRAN to consolidate world leadership in identity solutions with the acquisition of passport-maker SDU-Identification BV

II. Documents provided to regulatory authorities or stock exchanges and made public by such entities

- SAFRAN 2007 Reference Document

III. Documents provided to shareholders, published or made available to the public

None

SAFRAN

Communiqué de presse . Press release

ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETING

Dividend payment of €0.40 per share

Safran confirms its objectives for 2008 and announces a number of share-related transactions

Paris, May 28, 2008

Safran's Ordinary and Extraordinary Shareholders' Meeting, chaired by Mr Francis Mer, took place today at Palais des Congrès de Paris in France.

All of the resolutions submitted to shareholders for approval at the meeting were adopted by a large majority.

A dividend of €0.40 per share will be paid on June 6, 2008 in respect of 2007.

In his presentation to the meeting Jean-Paul Herteman confirmed Safran's objectives for 2008, namely 10% organic revenue growth*, €700 million** in EBITA and a finalized solution for mobile phone business.

Confident in the Group's outlook, the Chairman of the Executive Board announced the following share-related transactions:

- Payment in December 2008 of an interim dividend for the year
- Share buybacks for the purpose of acquisitions
- Share grants for employees with a view to strengthening employee share ownership.

In addition, a liquidity contract has been set up in order to limit share price volatility.

---

* at constant 2007 dollar
** includes capital gains on the transfer of Monetel activities to Ingenico

SAFRAN is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has more than 57,000 employees in over 30 countries, and annual revenues of 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.

The Safran share is continuously listed in the section "A" of the Eurolist market of Euronext Paris, and has been eligible for SRD since May 11th, 2005. The Safran share is part of SBF 120 and Euronext 100 indices.

Investors and Analysts Contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 83 46
quy.nguyen-ngoc@safran.fr

Press Contact:

Jocelyne Terrien
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

Pascale Dubois named VP, Communications at SAFRAN

Paris, May 28, 2008

Pascale Dubois, 45, has been appointed Vice President for Communications in the SAFRAN Group, effective May 26. She replaces Françoise Descheemaeker, who was recently named Chairman and CEO of Safran Conseil and director of Group patronage programs.

encl: biography of Pascale Dubois

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security, and Communications. It has 57,000 employees in over 30 countries, and annual revenues of 11 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

Biography

Pascale Dubois

Vice President for Communications, SAFRAN Group

Professional Experience

March 2000 – February 2008
Vice President, Communications – Colas Group (subsidiary of Bouygues)

May 1996 – March 2000
Internal Communications Manager – Colas Group

January 1994 – May 1996
Press Relations and Financial Analyst Relations department manager
Euro RSCG Finances

September 1989 – July 1993
Deputy director of communications – construction company

October 1987 – August 1989
Deputy Director – Média et Compagnie

October 1985 – September 1987
Journalist – Médias magazine

Education

Master's degree in history

DIEHL Aerospace LIEBHERR Aerospace SAFRAN THALES ZODIAC

Launch of OEM Defence Services, an innovative company dedicated to military aerospace equipment support

Paris, Eurosatory, 17 June 2008 – Diehl Aerospace, Liebherr Aerospace, Safran, Thales and Zodiac have today signed an agreement to create a company called OEM Defence Services.

OEM Defence Services

The new company will provide the armed forces with innovative through-life support solutions for their aerospace equipment.

Operating in an European frame, in close partnership with users, OEM Defence Services will improve the competitiveness of the support of equipments, thanks to streamlining the entire maintenance supply chain. The company will thus be able to take commitments of availability to users identical to those of the civil aviation services sector.

The launch of OEM Defence Services coincides with :

- the service entry of new aircraft platforms developed under European cooperation programmes - the NH90 and Tiger helicopters and soon the A400M military transport -,
- the strict budget limitations faced by the armed forces today.

The joint company will be fully operational in a few weeks, once legal formalities are complete.

Editor note

The OEM Defence Services comprises the support of a wide range of equipment, developed and produced by the following OEM (Original Equipment Manufacturers) companies :

- Diehl Aerospace GmbH[1],
- Liebherr Aerospace, Liebherr Aerospace Toulouse SAS[1], Lindenberg GmbH,
- Groupe SAFRAN : Messier-Bugatti, Messier-Dowty, Messier Services, Sagem Défense Sécurité[1], Technofan,
- Groupe Thales : Thales Avionics SA[1], Thales Systèmes Aéroportés SA, Thales Avionics Electrical Systems SA, Thales Communications SA, Thales Optronique SA,
- Groupe Zodiac : Zodiac Services Europe SAS[1], Intertechnique SAS, ECE, IN-LHC, AVOX Systems, IN-Services SA, Precilec.

(1) OEM Defence Services Shareholders

About Diehl Aerospace

Diehl Aerospace develops innovative avionics solutions for cockpit display system, flight management system, cabin systems, utilities as well as for engines command system. These systems are embedded on civil and military platforms such as Airbus, Boeing, Embraer, Bell, Eurocopter, the NH90, the Tiger, the Eurofighter, the Tornado and the A400M.

Press contact: Christian Below - Tél: +49 69 58 05 16 39 - Email : christian.below@diehl-aerospace.de

---

About Liebherr-Aerospace

***Liebherr-Aerospace SAS**, Toulouse (France) is one of nine divisional control companies in the Liebherr Group and coordinates all activities in the aerospace and transportation system sectors. Liebherr is a leading supplier of systems for the aviation industry and has more than four decades of experience in this field. The range of aviation equipment produced by Liebherr for the civil and military sectors includes flight control and actuation systems, hydraulic systems, landing gear and air management systems. These systems are deployed in wide-bodied aircraft, commuter and regional aircraft, business jets, combat aircraft, military transporters, military training aircraft, civil helicopters and combat helicopters. Liebherr's aerospace and transportation systems division employs around 3,400 people and has three aviation equipment production plants at Lindenberg (Germany), Toulouse (France) and Guaratinguetá (Brazil). These production sites offer a worldwide service with additional customer service centers in Saline (Michigan/USA), Seattle (Washington/USA), Montreal (Canada), Singapore, Shanghai (People's Republic of China), Wuhan (People's Republic of China) and Moscow (Russia).*

Press contact: Ute Braam – Tel: +49 83 81 46 44 03 – Email: ute.braam@liebherr.com

---

About SAFRAN

***SAFRAN** is an international high-technology group, primarily operating in the aerospace (propulsion and equipment), defense and security markets. The SAFRAN Group generates over 12 billion euros in annual sales and has 63,000 employees worldwide. Through this global presence SAFRAN not only enhances its competitiveness, but also builds industrial and commercial relations with the world's leading prime contractors and operators, and provides local services to customers around the world. SAFRAN operates through more than 100 companies with prestigious brand names and holds, alone or in partnership, world or European leadership positions in its core markets.*

Press contact: Jocelyne Terrien - Tel : +33 (0)1 40 60 80 28 - Email : jocelyne.terrien@safran.fr

---

About Thales

***Thales** is a leading international electronics and systems group, addressing defence, aerospace and security markets worldwide. Thales' leading-edge technology is supported by 22,000 R&D engineers who offer a capability unmatched in Europe to develop and deploy field-proven mission-critical information systems. To this end, the group's civil and military businesses develop in parallel and share a common base of technologies to serve a single objective: the security of people, property and nations. The group builds its growth on its unique multi-domestic strategy based on trusted partnerships with national customers and market players, while leveraging its global expertise to support local technology and industrial development. Thales employs 68,000 people in 50 countries with 2007 revenues of €12.3 billion.*

Press contact : Natasha Harvey - Tel: +33 1 34 81 40 50 - Email: natasha.harvey@fr.thalesgroup.com

---

About Zodiac

***Zodiac** is a global entity involved in a diverse range of high tech businesses, Zodiac also bases its business growth on selection of dynamic markets and world leadership in its main business segments:*

- Aerosafety Systems - World leader in emergency evacuation slides, helicopter floats, flexible fuel cells and de-icing systems, wiring protection and electrical interconnect systems, emergency arresting systems, protection and parachute systems.

- Aircraft Systems - World-recognized specialist in high-tech equipment and systems for essential flight functions. World leader in oxygen systems. Top manufacturer of fuel and electrical power management systems.

- Cabin Interiors - Passenger and crew seats, integrated cabin systems and equipment, floor-to-floor interiors. World leader in cabin interiors and systems, passenger seats and integrated water and waste systems.

- Zodiac Services (Starting September 1st 2008) will manage aftermarket activities for most of the aerospace products of the Zodiac group.

Press contact: Rémi Stelescot – Tel: +33 1 41 23 25 55 – Email: rstelescot@zodiac.com

SAFRAN

RECEIVED
2008 JUL 14 P 1:23

Communiqué de presse . Press release

SAFRAN revamps organization to keep pace with changing market

Paris, June 24, 2008 – The aviation sector is undergoing deep changes spurred by customers' growing demand for integrated services, the imperative goal of developing less fuel-hungry aircraft, and the increased role of system and subsystem suppliers, with aircraft manufacturers focusing on their core business of systems integration. Already apparent, these trends will take on critical importance in the next generation of aircraft, particularly in the coming decade with the replacement of current short/medium-haul jetliners carrying 100 to 200 passengers.

The SAFRAN Group plans to revamp its organization to meet three major objectives:

- The trend towards "more electric" aircraft, and the growing role of electronics in systems and subsystems.
- Integration of services in the original equipment offerings of engine manufacturers.
- Increased cross-functional synergies between Group companies in strategic technologies.

Hispano-Suiza will be creating a new operating unit, *SAFRAN Power*, responsible for developing its power electronics business to carve out a position as world leader in all-electric technologies. Serge Bérenger will head *SAFRAN Power*, while Eric Portejoie is in charge of the engine control systems entity, to be transferred from Hispano-Suiza to Snecma.

SAFRAN will also group its 1,500 electronics specialists within a new entity, *SAFRAN Electronics*, part of Sagem Défense Sécurité, to strengthen unity and further spotlight its expertise in this area. *SAFRAN Electronics* will be headed by Jean-Michel Hillion.

Snecma Services is merging with Snecma to provide an optimized structure capable of offering integrated engine and service packages. Denis Vercherin, currently Chairman and CEO of Snecma Services, will return to Snecma corporate management as Executive Vice President.
SAFRAN is also setting up a Business Development Division and a Materials and Processes Division, headed by Jean-Philippe Olier and Claude Quillien, respectively.
All of these projects have been submitted to employee representative bodies for consultation.

Due to its continuous improvement efforts and capital expenditures, SAFRAN is more than ever fully equipped and ready to emerge as a winner in the major transformation now taking place in the aviation industry.

Encl : Biographies

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security and Communications. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

Denis Vercherin
Chairman and CEO
Snecma Services
since October 2007

55 - Ecole Centrale Paris (1975), aerospace engineering

Denis joined Snecma in 1976, taking part in the development of the CFM56-2. In 1982, he was seconded to General Electric in the United States as a representative of corporate management, then moved to the CFM56 program with CFM International. Moving back to Snecma's Villaroche plant in 1986 he was placed in charge of the GE36 nacelle, and then named design manager for the CFM56-5B program in 1989. In 1991, he was named chief engineer for the CFM56-5B, then head of the control systems and equipment division in 1996. In January 1998, he was named head of the Satellite Propulsion and Equipment unit with Snecma's rocket engine division. He was named director of CFM56 programs in March 2000, as well as Executive Vice President of CFM International. In May 2003, Denis Vercherin was named Executive Vice President of Hispano-Suiza, prior to joining Snecma Services as Chairman and CEO.

Jean-Philippe Olier
Vice President, Operations
Snecma Propulsion Solide
since September 2003

51– Polytechnique (1975) - Ecole des Mines (1980)

Jean-Philippe started his career in 1981 with the French Ministry of Industry, then moved to the Ministry of the Environment. In 1987 he was named director of the Clean Air Agency. He joined Air Liquide in 1990, creating the "gas for the environment" business, before being named head of R&D from 1995 to 1998. Prior to joining the Group in 2001, he was CEO of Saretec. From 2001 to 2003 he set up the Snecma Group's risk management policy, then joined Snecma Propulsion Solide in September 2003.

Knight in the French Legion of Honor

Jean-Michel Hillion
Director of the Systems Business Team
Messier-Bugatti
since April 2005

46 – Ecole Supérieure d'Electronique de l'Ouest (1986)
IAE Paris (1991) – ESCP (2003)

Jean-Michel joined the Group in 1988, as head of production testing for Elecma – the electronics division of Snecma. He then created the commercial FADEC repair shop when the A320 entered service, prior to taking responsibility for the development of the FADEC 2 for the A340. He was named head of commercial aircraft programs at Elecma in 1993. In 1998, he took part in the creation of Snecma Control Systems and was named head of business development, negotiating several partnerships. He joined Messier-Bugatti in 2001 as director of Airbus programs for the hydraulic and braking control divisions, until moving to his current position in 2005.

Serge Bérenger
Vice President, R&T Strategy
and Electrical Development
Hispano-Suiza
since February 2006

42 – Master of Sciences – Supelec (1991)

Serge started his career in 1989 with Teleflex Syneravia - Zodiac group – as design engineer, then moved to Artus in 1992 (Pacific Scientific) as head of engine and sensor testing. He joined Thales Avionics Electrical Systems in 1995, where he was successively head of the electro-technical department, director of design studies then director of engineering. In 2004, he was named director of innovation at the Thales Aerospace Division, before joining Hispano-Suiza in 2005 as director of electrical development.

SAFRAN

Communiqué de presse . Press release

SAFRAN to consolidate world leadership in identity solutions with the acquisition of passport-maker Sdu-Identification BV

Paris, June 24, 2008 – SAFRAN announced today the acquisition of the Dutch-based passport and secure ID document maker Sdu-Identification BV ("Sdu-I"), based in Haarlem, Netherlands.

With revenues of more than 90 million euros in 2007, Sdu-I is a leading European supplier of secure identification documents, including electronic and biometric passports, ID cards and driver licenses. It is one of the world's leading specialists in high security polycarbonate data page technology.

Sagem Sécurité, a SAFRAN Group subsidiary, and already the world leader in biometric identification solutions, is counting on this acquisition to strengthen its position in the international market for ID solutions. With this acquisition, Sagem Sécurité offers proven expertise in the three key technologies needed for secure ID documents: biometric technologies, through its own systems and equipment; secure electronic transactions based on smart card technologies, and physical security through e-documents and secure printing technologies. This unrivaled combination of technologies and expertise will enable Sagem Sécurité to offer real complete, world-class ID solutions to governments anywhere in the world.

The ID document market is expected to log annual growth exceeding 15% over the next five years, driven not only by international regulatory measures such as the U.S. Visa Waiver Program and related European Union directives for biometric passports, but also growing demand from countries worldwide for high-security ID documents.

"Acquiring Sdu-I is a major step forward in the development of SAFRAN'S Security business and is perfectly in line with our group's growth strategy," said Jean-Paul Herteman, Chief Executive Officer of SAFRAN.

Jean-Paul Jainsky, Chairman and CEO of Sagem Sécurité, added, *"It will enable us to enhance our range of complete and competitive ID solutions on offer to governments, and thus strengthen our leading position in this fast-growing market."*

"Sagem Sécurité is the ideal partner for Sdu-I," said Anko Blokzijl, CEO of Sdu-I. *"It is part of a very sound international group, which will enable us to export our products around the world, as well as offer comprehensive packages."*

The acquisition should be completed in due course, following fulfillment of customary closing conditions, including approval by regulatory authorities.

Investors and Analysts Contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 83 46
guy.nguyen-ngoc@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

Press Contact:

Jocelyne Terrien
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN *is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security and communications. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.
www.safran-group.com

Sagem Sécurité *is a high-technology company in the SAFRAN Group. One of the world's leading suppliers of identity systems, Sagem Sécurité focuses on applications including personal rights and flow management, in particular based on biometrics, a sector in which it is the world leader, secure terminals and smart cards. Its integrated systems and equipment are deployed worldwide and contribute to the safety and security of transportation, data, people and states.*
www.sagem-securite.com

Sdu-I *is a leading developer and supplier of e-Passports and other sophisticated identity documents to a number of European governments. It is based in Haarlem, Netherlands and has 300 employees.*
www.sdu-identification.com

Investors and Analysts Contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 83 46
guy.nguyen-ngoc@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

Press Contact:

Jocelyne Terrien
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN

Communiqué de presse . Press release

SAFRAN SUBMITS PROPOSAL TO ACQUIRE SECURE ID BUSINESS OF DIGIMARC CORPORATION (NASDAQ: DMRC)

Paris, June 23, 2008 – SAFRAN today confirmed that it has submitted to the Board of Directors of Digimarc Corporation an unsolicited proposal to acquire the outstanding common stock of Digimarc Corporation, following the spin-off of Digimarc's digital watermarking business and cash on hand, for $300 million in cash. Digimarc has announced that its Board of Directors has determined that the proposal from SAFRAN "could reasonably be expected to lead to a superior proposal" to the transaction reflected in its current agreement and plan of merger with L-1 Identity Solutions, Inc. dated March 23, 2008. SAFRAN is entering into discussions with Digimarc regarding its proposal, which is subject to completion of due diligence of Digimarc by SAFRAN and negotiation of a definitive agreement in customary form, with a condition to closing of the receipt of written confirmation from the Committee on Foreign Investment in the United States (CFIUS) of successful completion of the review process under the Exxon-Florio Amendment to the Defense Production Act of 1950, as amended,

Digimarc Corporation, based in Beaverton, Oregon, is a leading supplier of secure identity and media management solutions. Digimarc provides products and services that enable the annual production of more than 60 million personal identification documents, including driver licenses and ID solutions for more than 25 countries. The Secure ID business reported revenues of $97 million for the year ended December 31, 2007.

SAFRAN, through its wholly-owned subsidiary Sagem Sécurité, has identified the Secure ID document sector as an attractive growth market, offering significant product, end market and geographical complementarity to SAFRAN's existing activities in the security segment. SAFRAN believes that the combination of Digimarc's Secure ID business with Sagem Sécurité's state-of-the-art biometric ID solutions and smart card activities would enable Sagem Sécurité to strengthen its positions on fast-growing ID-solutions markets.

Sagem Sécurité is a high-technology company in the SAFRAN Group. One of the world's leading providers of identification solutions, it is specialized in rights management and physical or logical access applications based on multibiometrics, a sector in which it is the world leader, plus secure terminals and smart cards. Integrated systems and equipment by Sagem Sécurité are used worldwide to ensure transport safety, data and personal security, and high-level governmental security. Sagem Sécurité aims at leveraging synergies between its different businesses and areas of expertise.

Investors and Analysts Contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 83 46
quy.nguyen-ngoc@safran.fr
ludovic.ganet@safran.fr

Press Contact:

Jocelyne Terrien
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

Sagem Sécurité and its U.S. subsidiary Sagem Morpho Inc., sells secure identification systems incorporating various biometric technologies including fingerprints, palm prints, iris and facial recognition either through OEM relationships with major U.S. integrators such as Northrop Grumman and Lockheed Martin, or through its own direct relationships with customers. These systems have been supplied by Sagem Morpho for use in connection with the State of New York's welfare benefit cards, the United Kingdom's asylum seeker cards and France's social security system cards as well as drivers licenses and ID cards throughout the world. Sagem Morpho's U.S. customers for these systems include both law enforcement and civil agencies such as New York State Division of Criminal Justice Services, New York State Office of Temporary and Disability Assistance, U.S. Drug Enforcement Agency, New York Police Department Central Records Division, New Jersey State Police, FBI Latent Laboratory, FBI Criminal Justice Information Services, U.S. Army Crime Lab, Florida Department of law Enforcement and Oklahoma State Drivers License (DPS).

SAFRAN, with approximately $17 billion in revenue in 2007, is an international high-technology group. SAFRAN has been operating in the U.S. for 30 years and is a world leader in a number of industrial segments, including aircraft engines through the 34-year CFM International joint venture with General Electric, and also supplies aircraft components used on many U.S. military platforms as well as civil aviation customers. Its largest U.S. customer is Boeing and it has significant relationships with other U.S. aerospace companies. SAFRAN operates in four core businesses: aerospace propulsion, aircraft equipment, defense security and communications.

Products incorporating SAFRAN's technology have been used for over 20 years by the U.S. Air Force, U.S. Navy, U.S. Army, U.S. Marine Corps, U.S. Coast Guard and NASA. Representative products today include KC-135R Stratotanker, C-17 Globemaster3, F/A-18, F-16, F-22, V-22 and C-130. SAFRAN is party to over 100 technical assistance agreements (TAAs) and manufacturing license agreements (MLAs), has 22 empowered corporate officials dedicated to export control and regulations and is committed to full compliance to such requirements and implements internal policies and procedures to this end.

SAFRAN has more than 63,000 employees in over 30 countries, including 3,500 employees in the U.S. with facilities and offices in 42 locations across 19 states. SAFRAN is targeting the formal opening of three new facilities in the United States in September 2008.

The SAFRAN group includes a number of companies with well respected brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets. SAFRAN is a public company listed on NYSE Euronext Paris. As of May 31, 2008, SAFRAN's shares were held 40.3% by institutional investors, 20.8% by its employees, 7.4% by an industrial partner Areva, 30.2% by the French government and 1.3% in treasury shares.
www.safran-group.com

Sagem Sécurité has 3,800 employees in over 24 countries, and annual revenues exceeding 600 million Euros.
www.sagem-securite.com

Investors and Analysts Contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 83 46
quy.nguyen-ngoc@safran.fr
ludovic.ganet@safran.fr

Press Contact:

Jocelyne Terrien
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26

jocelyne.terrien@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France



Reference Document

SAFRAN

2007 REFERENCE DOCUMENT

AUTORITÉ
DES MARCHÉS FINANCIERS

AMF

Pursuant to Article 212-13 of the AMF's General Regulations, this Reference Document was filed with the AMF (French Financial Market Authority) on April 25, 2008. It may not be used for the purposes of a financial transaction unless it is accompanied by a prospectus approved by the AMF.

This document is a free translation into English prepared for the convenience of English speaking readers.

N.B.
Pursuant to Article 28 of European Commission Regulation (EC) n°809/2004, the 2007 Reference Document incorporates by reference:

- the 2006 Reference Document filed on April 27, 2007 under the number D.07-0401,
- the 2005 Reference Document filed on April 27, 2006 under the number D.06-0329.

CONTENTS

1 PERSONS RESPONSIBLE 5
2 STATUTORY AUDITORS 6
3 SELECTED FINANCIAL INFORMATION 7
4 RISK FACTORS 9
5 GENERAL INFORMATION CONCERNING THE COMPANY 21
6 OVERVIEW OF ACTIVITIES 23
7 ORGANIZATIONAL CHART 46
8 REAL ESTATE, PRODUCTION PLANTS AND EQUIPMENT 47
9 REVIEW OF THE FINANCIAL POSITION AND NET PROFIT 50
10 CASH AND CASH EQUIVALENTS AND SHARE CAPITAL 55
11 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES 56
12 INFORMATION ON TRENDS 60
13 PROFIT FORECASTS AND ESTIMATES 61
14 EXECUTIVE MANAGEMENT AND SUPERVISORY BODIES 62
15 CORPORATE OFFICER COMPENSATION 77
16 ACTIVITIES OF EXECUTIVE MANAGEMENT AIND SUPERVISORY BODIES 81
17 EMPLOYEES 98
18 MAIN SHAREHOLDERS 105
19 TRANSACTIONS WITH RELATED PARTIES 109
20 FINANCIAL INFORMATION REGARDING THE ASSETS, FINANCIAL POSITION AND OPERATING RESULTS OF THE ISSUER 111
21 ADDITIONAL INFORMATION 188
22 MAJOR CONTRACTS 196
23 INFORMATION FROM THIRD PARTIES, DECLARATIONS FROM EXPERTS AND DECLARATIONS OF INTEREST 196
24 DOCUMENTS AVAILABLE TO THE PUBLIC 197
25 INFORMATION ON INVESTMENTS 198
26 DETAIL CONTENTS 199

1 PERSONS RESPONSIBLE

1.1 PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Jean-Paul Herteman
Chairman of the SAFRAN Executive Board

1.2 CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

"To my knowledge, after having taken all reasonable measures for this purpose, I hereby attest that the information presented in this Reference Document fairly reflects the current situation and that no material omissions have been made.

I have obtained from the statutory auditors, a letter drawn up at the end of their audit engagement in which they state that they have verified the financial position and the financial statements presented in this Reference Document and have read the Reference Document in full.

Statutory auditors' reports have been issued in respect of the historical financial information presented in this Reference Document.

An unqualified audit report without any observations was issued on the consolidated financial statements for the year ended December 31, 2007 and is presented in Section 20.5.1 of this document.

An audit report containing a qualification for disagreement and observations was issued in respect of the consolidated financial statements for the year ended December 31, 2006 presented in the reference document filed on April 27, 2007 under the number D.07-0401 and incorporated by reference as stated in the foreward to Chapter 20 of this document. This audit report is presented in Section 20.4.1 of the 2006 Reference Document.

An audit report containing an observation was issued in respect of the consolidated financial statements for the year ended December 31, 2005 presented in the reference document filed on April 27, 2006 under the number D.06-0329 and incorporated by reference as stated in the foreward to Chapter 20 of this document. This audit report is presented in Section 20.4.1 of the 2005 Reference Document.

The Chairman of the Executive Board
Jean-Paul Herteman

1.3 PERSON RESPONSIBLE FOR FINANCIAL INFORMATION

Noël Gauthier
Executive Vice-President of SAFRAN for Economic and Financial Affairs
Telephone: + 33 01 40 60 83 32
Fax: +33 01 40 60 83 92
email: noel.gauthier@safran.fr

2 STATUTORY AUDITORS

The statutory auditors of SAFRAN during the period covered by the historical financial information were as follows:

Incumbent statutory auditors

Deloitte & Associés
Member of the Deloitte Touche Tohmatsu network
Represented by:
Thierry Benoit and **Philippe Battisti** (fiscal year 2007)
Jean-Paul Picard and **Philippe Battisti** (fiscal years 2006 & 2005)

185 avenue Charles de Gaulle
92200 Neuilly sur Seine

. First term of office start date: April 21, 2004
Appointed by the Combined Shareholders' Meeting of April 21, 2004 for a period of six years (2004 to 2009)

. End of term of office: 2010 (at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009)*

Constantin Associés
Member of the Deloitte Touche Tohmatsu network since 2007 *
Represented by:
Jean-Paul Séguret (fiscal years 2007, 2006 & 2005)

26 rue de Marignan
75008 Paris

. First term of office start date: April 21, 2004
Appointed by the Combined Shareholders' Meeting of April 21, 2004 for a period of six years (2004 to 2009)

. End of term of office: 2010 (at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009)

Alternate statutory auditors

Beas
Represented by **Alain Pons**

7-9 villa Houssay
92200 Neuilly sur Seine

. First term of office start date: April 24, 2001
Appointed by the Ordinary Shareholders' Meeting of April 24, 2001 and reappointed by the Combined Shareholders' Meeting of April 21, 2004 for a period of six years (2004 to 2009)

. End of term of office: 2010 (at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009)*

Jean-François Serval

26 rue de Marignan
75008 Paris

. First term of office start date: April 21, 2004
Appointed by the Combined Shareholders' Meeting of April 21, 2004 for a period of six years (2004 to 2009)

. End of term of office: 2010 (at the end of the Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009)

* *Following the merger in July 2007 of the Deloitte and Constantin firms, Deloitte & Associés and its alternate Beas resigned their offices of incumbent and alternate statutory auditors with effect from the end of the Shareholders' Meeting of May 28, 2008 held to adopt the financial statements for the year ended December 31, 2007.*

The Shareholders' Meeting will be asked to make the following replacement appointments for the remaining period of their term of office, that is up to the end of the 2010 Shareholders' Meeting held to adopt the financial statements for the year ended December 31, 2009:

- *Mazars & Guérard, 61 rue Henri Régnault, 92400 Courbevoie, represented by Jean-Marc Deslandes as incumbent statutory auditor;*
- *Thierry Colin, domiciled at 61 rue Henri Régnault, 92400 Courbevoie, as alternate statutory auditor.*

3 SELECTED FINANCIAL INFORMATION

In order to reflect the true economic performance of the Group and enable this performance to be monitored and compared with that of competitors, SAFRAN prepares, in addition to its audited statutory consolidated financial statements, an income statement and cash flow statement presenting adjusted data.

3.1 KEY STATUTORY CONSOLIDATED FIGURES

The key statutory consolidated figures presented below have been taken from the audited consolidated financial statements presented in Chapter 20 of this document.

(in € millions)	2007	2006	Change 2007/2006
Revenue	10,321	10,841	(4.8)%
Profit (loss) from operations	6	(186)	nm
Net profit for the period – attributable to equity holders of the parent	39	9	nm
Dividend per share (in euros)	0.40	0.22	81.8%
Net financial position	(169)	(419)	250

Fiscal year 2007 does not include the results of Broadband activities, which are included in 2006 (see Section 20.1 and 20.1.3.2.5). This activity was sold on January 25, 2008.

However, in order to facilitate the comparison of fiscal years 2007 and 2006, the following account presentations include 2007 figures on a constant Group structure basis (including Broadband activities).

3.2 KEY ADJUSTED CONSOLIDATED FIGURES

Readers are reminded that SAFRAN Group:

- was formed by the merger on May 11, 2005 of the Sagem and Snecma groups, accounted for in accordance with IFRS 3, *Business Combinations*, in the consolidated financial statements,
- records, as from July 1, 2005, all fair value gains and losses on foreign currency derivatives in net finance costs, in accordance with the provisions of IAS 39 applicable to transactions not qualifying for hedge accounting (see Section 20.1.3.3.9.b).

As such, the financial information extracted from the SAFRAN Group statutory consolidated accounts has been restated for:

- the accounting impact of charges to amortization on intangible assets relating to aeronautical programs and revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3, in order to neutralize the impact of the one-off event represented by the formation of SAFRAN Group,
- the accounting impact of application of hedge accounting to currency financial instruments in order to better reflect the results of the Group's comprehensive foreign currency risk management policy.

The adjusted financial data was reviewed by the statutory auditors as part of validation procedures covering information presented in the reference document.

Key adjusted consolidated figures:

(in € millions)	2007 Excl. Broadband	2007 Incl. Broadband	2006 Incl. Broadband	Change Incl. Broadband 2007 / 2006
Revenue	**10,830**	**12,003**	**11,329**	5.9%
Aerospace Propulsion branch	5,920	5,920	5,073	16.7%
Aircraft Equipment branch	2,703	2,703	2,644	2.2%
Defense Security branch	1,548	1,548	1,445	7.1%
Communications branch	659	1,832	2,167	(15.5)%
Profit from operations	**663**	**706**	**465**	**51.8%**
o/w Aerospace Propulsion branch	636	636	561	13.4%
o/w Aircraft Equipment branch	112	112	197	(43.1)%
o/w Defense Security branch	72	72	(101)	nm
o/w Communications branch	(134)	(91)	(176)	48.3%
Net profit for the period — attributable to equity holders of the parent	**406**	**406**	**177**	129.4%
Earnings per share (in euros)	**0.99**	**0.99**	**0.43**	

Broadband activities were sold on January 25, 2008 and contributed profit from operations of €43 million in 2007.

3.3 RECONCILIATION OF STATUTORY AND ADJUSTED CONSOLIDATED FIGURES

The following table reconciles statutory and adjusted (excluding Broadband activities) consolidated figures and presents the impact of these adjustments on Income Statement intermediate headings:

Year ended December 31, 2007		Hedge Accounting			
(in € millions)	**Statutory consolidated figures**	Restatement of revenue (1)	Deferred recognition of hedging gains and losses (2)	Amortization of intangible assets (3)	**Adjusted figures (excl. Broadband)**
Revenue	**10,321**	**392**	**117**		**10,830**
Other operating income and expenses	(10,315)	(9)	0	157	(10,167)
Profit from operations	**6**	**383**	**117**	**157**	**663**
Net finance costs/income	**31**	**(383)**	**295**		**(57)**
Income from associates	4				4
Income tax expense	(25)		(140)	(54)	(219)
Profit from continuing operations	**16**	**0**	**272**	**103**	**391**
Profit from discontinued operations	30				30
Minority interests	**(7)**	**(5)**		**(3)**	**(15)**
Net profit for the period attributable to equity holders of the parent	**39**	**(5)**	**272**	**100**	**406**

(1) Restatement of foreign-currency denominated revenue net of purchases (by currency) at the hedged rate, through the reclassification of gains and losses on hedges allocated to cash flows of the period.

(2) Gains and losses on hedges allocated to future cash flows (€295 million before tax), deferred in equity and cancellation of the release of existing unrealized gains and losses on cessation of hedge accounting (€117 million before tax) included in consolidated equity.

(3) Cancellation of amortization/impairment of intangible assets relating to the remeasurement of aeronautical programs pursuant to application of IFRS 3 as of April 1, 2005.

4 RISK FACTORS

4.1 IDENTIFIED RISK FACTORS

The following sections present the major risks identified as of the date of filing of the Reference Document. Other risks not yet identified, or not currently considered major for the Group, could have a negative impact on the activities, financial position or results of SAFRAN Group.

4.1.1 RISKS RELATING TO PROGRAMS

Program-related risks could impact the results of the Group in the mid-term due to:

- **Changes in economic conditions**

A difficult economic climate would have a negative impact on the level of Group activities due to the correlation between the Group's markets and global GNP.

- **Downturn in the aviation cycle**

Aircraft orders tend to be cyclical in nature and linked to passenger traffic, as well as the rate of ageing and renewal of aircraft fleets and the equipment decisions and financial capacity of airlines. In SAFRAN's opinion, these cycles could impact business levels and have a negative impact on its future financial position.

Furthermore, exceptional events, such as terrorism, pandemics and aviation disasters, could have substantial repercussions for air traffic and, as such, on the aircraft engine and equipment market.

In 2007, approximately 60% of adjusted Group consolidated revenue was generated by civil aviation activities.

- **Market assessment**

SAFRAN's businesses in the propulsion and equipment sectors require considerable investment, in particular in research and development. These investment programs imply a long-term return on investment. The market and profitability assumptions made by the Group may not be confirmed, and the products for which these investments are made may not enjoy sufficient commercial success to ensure a return on the initial investment. Corresponding capitalized assets (excluding goodwill and program revaluations) recorded in the balance sheet as of December 31, 2007 total €2,173 million.

- **Reduction in military orders**

Military spending cuts or the delay of certain programs could impact SAFRAN's business. In 2007, approximately 18% of adjusted Group consolidated revenue was generated by military activities.

- **Competition and program delays**

SAFRAN faces intense competition in all markets where it operates, both from major international players and, in certain markets, from smaller competitors, specialized in certain products. In the sector of applied electronics to communications technology, price pressure on products offered by the Group is intense and can change rapidly. These factors could affect the Group's position in these markets.

Macro-economic and program assumptions made by the Group are taken into consideration when drafting the budget and Mid-Term Plan (MTP).

Difficulties encountered by manufacturers with certain programs (A380, A400M, B787) which led to changes in delivery schedules, demonstrate that delays may be introduced into manufacturer performance schedules for new aircraft and can impact the rate of realization of SAFRAN aviation revenue.

- **Increase in production rates**

SAFRAN recorded a, extremely high level of new orders in 2007, leading to an increase in production rates to an elevated level. SAFRAN's ability to further increase production rates depends on factors both internal and external to the Group. A dysfunction in one of these factors could lead to program delays or additional costs.

- **Political uncertainties**

Certain aerospace and defense contracts are closed to foreign competition or are awarded based on national independence considerations. These considerations, which sometimes condition access to certain markets, could if they prevail in the future, stop SAFRAN from penetrating these markets and have a negative impact on growth and results.

- **Aircraft accidents**

The products designed, built and sold by SAFRAN are integrated in other products with a high unit price, especially civil and military aircraft, satellites and helicopters. SAFRAN may, therefore, be implicated in the event of the loss of an aircraft, the death of passengers, or the loss of operating capability by an airline or helicopter operator.

- **Defective products (excluding aircraft)**

The Group applies a high level of quality and security standards in the design and manufacture of its products and services. Nonetheless, certain products may not present the expected level of performance or prove defective. These deficiencies could generate additional costs (product recalls, retrofits), lead to lost revenue for SAFRAN or handicap its commercial position.

4.1.2 RISKS RELATING TO TECHNOLOGICAL ADVANCES

Aerospace and defense markets are subject to rapid and major technological advances. In the sector of applied electronics to communications technology, the ability to develop products meeting customer expectations in a context of ever-shorter product life cycles is a determining factor.

The Group is exposed to the risk of competitors developing products with better technical or economic performance levels or marketing them before the Group. SAFRAN's business or financial position could be affected (see Sections 11.1 and 11.2).

4.1.3 RISKS RELATING TO PARTNERSHIPS

Generally speaking, SAFRAN Group works in partnership with its major customers and suppliers in the majority of its businesses. Events likely to affect these partnerships could have an impact on SAFRAN's business.

Notably in the aviation sector, a substantial share of SAFRAN's revenue depends on certain key products developed and produced in cooperation with General Electric. SAFRAN estimates that approximately 33% of consolidated revenue (excl. Broadband) is tied to these programs.

In addition, SAFRAN participates in several partnerships with other engine manufacturers. If these programs were stopped or if SAFRAN's partners ceased to assume their role in the development and marketing of the engines in question, aviation business revenue could be affected.

4.1.4 RISKS RELATING TO RAW MATERIALS

The Group is exposed to raw-material risk, notably in respect of titanium and nickel alloys as a result of annual purchases of €200 million. There is no forward market for these two metals. The Group manages this risk by negotiating mid-term supply contracts with suppliers or by stockpiling.

4.1.5 MARKET RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

The principal risks relating to Group financial instruments are foreign currency risk, interest-rate risk on cash flows, market risk on equities, counterparty risk and liquidity risk.

4.1.5.1 Foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$4.96 billion in 2007 (US$3.90 billion in 2006). The hedge policy described in Section 20.1.8.1.1 is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

A sustained weak U.S. dollar against the euro could have a negative impact on Group results, due to foreign currency flows in excess of flows hedged by instruments in place.

Exposure of the Group balance sheet to foreign currency risk is as follows:

(in millions of currency units)	**12.31.2007**				12.31.2006			
	USD / EUR	USD / GBP	USD / CAD	JPY / EUR	USD / EUR	USD / GBP	USD / CAD	JPY / EUR
Total assets	1,490	248	113	625	1,319	103	117	362
Total liabilities	1,162	182	150	326	1,119	81	98	2,254
Net balance sheet position	**328**	**66**	**(37)**	**299**	**200**	**22**	**19**	**(1,892)**
Derivative financial instruments designated to hedge the net balance sheet position	-	-	-	-	365	11	14	(1,000)
Net position after adjustment for derivatives hedging the balance sheet position	**328**	**66**	**(37)**	**299**	**(165)**	**11**	**5**	**(892)**
Derivative financial instruments designated to hedge future transactions	5,098	111	8	-	2,284	209	19	-

The sensitivity of the balance sheet to a 5% increase or decrease in the euro/dollar exchange rate is as follows:

Impact on balance sheet positions (in € millions)	**12.31.2007**		12.31.2006	
Closing exchange rate	**1.47 USD**		1.32 USD	
Assumed change in the euro/dollar exchange rate	-5%	+5%	-5%	+5%
Impact on the net balance sheet position after adjustment for hedges	12	(11)	7	(6)
Fair value gains or losses on derivative instruments designated to hedge future transactions	(138)	147	(84)	94

Based on the portfolio held as of December 31, 2007, the hedge rate available to the Group for 2008 forecast cash flows is €1 = US$1.46.

4.1.5.2 Interest rate risk

As disclosed in Section 20.1.8.2, the majority of Group mid-term debt is fixed-rate. As such, the Group has only limited exposure to interest rate risk. A 1% increase or decrease in interest rates would generate an income (expense) of €3.8 million (compared to €1.5 million in 2006).

The Group did not hold any market instruments as of December 31, 2007.

4.1.5.3 Equity market risk

SAFRAN is exposed to fluctuations in the stock market price of Embraer shares, the only listed shares held.

A 5% decrease in the stock market price of these shares would have a negative impact on equity of €3.2 million (€3.3 million as of December 31, 2006).

Information on treasury shares may be found in the notes to the financial statements (see Section 20.1.6.20.2) and in the Additional Information chapter (see Section 21.1.3).

4.1.5.4 Counterparty risk

As disclosed in Section 20.1.8.4, the Group did not identify any material counterparty risk as of December 31, 2007 that was not provided in the financial statements.

The financial assets maturity schedule is presented in Section 20.1.6.19.2.

4.1.5.5 Liquidity risk

As disclosed in Section 20.1.8.5, Group treasury management is centralized.

Given the extremely low level of Group indebtedness and the existence of credit lines not drawn, the Group is relatively insensitive to liquidity risk.

The covenants required by certain financing arrangements (see Section 20.1.8.5) are all satisfied.

Available confirmed credit lines totaled €1,295 million as of December 31, 2007.

In addition, the Group signed a real estate finance lease of €70 million for a future investment. Delivery is scheduled for the second quarter of 2009.

4.1.6 LEGAL RISKS

In the same way as other industrial groups, SAFRAN Group is exposed to technical and commercial risks as a result of its activities. The disputes and litigations detailed in this document (see Section 20.8) represent the principal known legal risks to which the Group is exposed. An analysis of legal risks to which the Group is exposed did not identify any other risks of material impact or seriousness.

4.2 RISK MANAGEMENT: GENERAL POLICY

The Group adopts a "Comprehensive risk management" approach which has been validated by the Group Risk Committee.

4.2.1 GROUP RISK COMMITTEE

The Committee comprises members of the Executive Board, Branch Executive Vice-Presidents, the Executive Vice-President for Economic and Financial Affairs and the Corporate Secretary.

Its missions encompass:

- Validating the risk management policy.
- Validating the mapping of Group risks and control measures,
- Confirming the correct operation of the risk management process,
- Confirming employees are sufficiently risk aware,
- Confirming the efficient operation of the crisis management procedure,
- Validating the transversal action plans of the Risk Department.

The Risk Committee met three times in 2007.

4.2.2 RISK AND INSURANCE DEPARTMENT

The Risk and Insurance Department reports to the Corporate Secretary and is responsible for the implementation of this policy. It missions encompass:

1) Mapping Group risks

The Risk and Insurance Department summarizes risk appraisal results at Group level and presents a risk mapping to the Group Risk Committee for validation. The impact of each risk is assessed in terms of its direct and indirect impact over the selected timeframe, assuming a worst-case scenario. The level of control is essential in order to characterize the risk.

The Risk and Insurance Department proposes to the Group Risk Committee a compromise between retaining a level of risk and transferring risks to the insurance and reinsurance markets via Group global, comprehensive programs.

2) Rolling-out risk management measures

In order to achieve optimal risk coverage, risk management measures are founded on:

- Level 1 companies

  Each level 1 company appoints a Risk Manager, who prepares a risk mapping for the company, reviewed during Management/Risk Committee meetings. In all instances, risk management flows from a common methodology, with risk analysis as the starting point. A risk owner is appointed for each risk identified and is responsible for drafting an action plan and ensuring its implementation. The target objective is the permanent control of the risk up to its maximum treatment.
  The Risk Manager of each Level 1 company submits four indicators to the Risk Department each quarter (mapping of major risks, level of control of these risks, coverage of risk reference base by processes and coverage of subsidiaries and JVs) and an annual report on the risk management structure in the company concerned. In addition, the Risk Department meets with the Risk Manager of each Level 1 company in order to assess the level of maturity of risk management in the company.
  The Risk and Insurance Department leads the Risk Manager network. Meetings are held regularly to facilitate the sharing of good practice and the identification of emerging risks. Working groups are organized to consider issues validated annually by the Group Risk Committee.

- Functional / Process Departments

  The Risk Department prepared a mapping of major risks by Functional department based on individual meetings. These mappings were validated by the Functional Departments.

Risk management measures are also supported by the Internal Audit and Internal Control Departments.

3) Developing risk management guidance and analyzing and recommending improvements to the management system

The Risk and Insurance Department develops methodology tools that ensure the consistent treatment of risks between companies, assists with their use and encourages the sharing of good practice. The Group has a risk manual organized by process, level of impact, frequency, probability and control. Detailed guidance is drafted analyzing certain risks.

4) Promoting risk awareness communication and training sessions within the Group

A training course organized jointly by the Risk Department and Group Risk Managers was launched in 2007, notably within the framework of SAFRAN University.

5) Implementing the crisis prevention and management system

This system is based on the implementation of coordinated procedures for managing warnings and crises, not only at Group level, but also at company and facility levels.

6) Implementing the Products & Services Integrity Program (PSIP)

The aim of this program is to contribute to the prevention of accidents due to Group products/services and protect employees from the consequences of an accident attributable in whole or in part to the product/service.

4.3 INSURANCE

The key accident risks are covered by multi-risk multi-year global policies, negotiated with leading insurance companies:

- A ***"comprehensive industrial risks" policy***, covering all Group entities for damage to industrial installations (buildings, machines, inventories, etc.), resulting from fire, theft, water damage, machine breakdown or operating losses. The maximum payout under the policy is €400 million.
- ***"Product third-party liability" policies*** covering the financial consequences of product failure, due to an accidental event following delivery to a third party:
  - Aviation products
    The policies provide coverage of $1.5 billion per year, which can be used during the year, for aviation products and $1 billion per year, which can be used during the year, for helicopter products.
  - Land products (excluding aviation businesses)
    The policies provide coverage of €150 million per year, which can be used during the year.

Total premiums paid by the Group under all policies in 2007 represented 0.22% of 2007 consolidated revenue.

Finally, a captive reinsurance company, Soreval, based in Luxembourg, participates in the risk coverage scheme. Its purpose is to bear marginal risks not covered by Group insurance policies.

Local insurance programs are subscribed throughout the world either to cover specific risks or in response to local insurance regulations.

4.4 HEALTH, SAFETY AND THE ENVIRONMENT

4.4.1 OCCUPATIONAL HEALTH AND SAFETY AND ENVIRONMENTAL POLICY

SAFRAN Group continues to roll out its Health, Safety and Environment (HSE) policy as defined in 2005.

As an international leader in technology, SAFRAN Group aims for excellence in the field of occupational health and safety and the environment, as is the case for its products and services, in line with Group values and consistent with its sustainable development ambitions.
SAFRAN undertakes to develop a Group culture of anticipation and prevention for controlling risks to Occupational Health and Safety and the Environment to the benefit of its employees, partners, suppliers, customers and all communities in proximity to its operations.

The objectives defined in this policy, proposed by the Sustainable Development Department and validated by the Chairman of the Executive Board, are in line with the continual improvement initiative that seeks to:

- Preserve the health and safety of the men and women who contribute to our activities,
- Guarantee that industrial installations are secure and respect the environment,
- Design and provide products and services that take into account the requirements of Occupational Health and Safety and the Environment.

4.4.2 ORGANIZATIONAL STRUCTURE

At Group level, the Sustainable Development Executive Vice-President, in conjunction with other departments, supervises overall management of Health, Safety and Environment issues in each Group company, via a network of Health, Safety and Environment (HSE) Coordinators.

At company level, a HSE Coordinator supervises a network of HSE Prevention Officers in the facilities, to ensure the roll-out of objectives, the consistency of management system components and the sharing of experience.

At local or facility level, HSE Prevention Officers, in conjunction with the departments, ensure the implementation of improvement measures to reduce HSE risks and encourage employee training and awareness-raising measures.
In 2007, each company decided to create the position of Product Environment Correspondent to facilitate the implementation of measures in response to growing environmental requirements applicable to products and, in particular, the REACh [1] Regulation on hazardous substances.

4.4.3 OBJECTIVES

Three challenges for the international roll-out of SAFRAN HSE risk management programs and guidelines underpin the Group HSE policy:

- Implement SAFRAN common, multi-year Health, Safety and Environment objectives in all entities, in order to reduce risks and strengthen operational control.
- Steer and improve Health, Safety and Environment synergies, necessitating the commitment and involvement of Group Departments and companies.
- Contribute to the Group's sustainable development ambitions with regard to HSE.

The multi-year HSE objectives are validated by the wider Management Committee which is attended by members of the Executive Board and company Chairmen. They are implemented in the companies by operational management, with the advice and support of the HSE Coordinator and Prevention Officers. Progress areas identified in 2006 were rolled-out in 2007. These included, but were not limited to, the implementation of common objectives:

- Implementation of SAFRAN's 2007 Health, Safety and Environment common objectives:
  - Roll-out of SAFRAN HSE risk management guidelines drafted in 2006:
  - A preventive management approach based on the roll-out of inspection tools,
  - Drafting of carbon footprints for three test sites,
  - Appraisal of the HSE performance of on-site service providers,
  - Implementation of a traceability system for employee exposures,
  - Inclusion of ergonomics in the appraisal of workstation risks,
  - HSE legal assistance to all Group entities.
- Steering and improving Health, Safety and Environment synergies:
  - Training operating managers in HSE management principles,
  - Improving the Return on EXperience (REX) process,
  - Setting up of working groups to share HSE expertise and good practice,
  - Performance of HSE annual reviews in each company.

1 REACh: Registration, Evaluation and Authorization of Chemicals

- Contribute to the Group's HSE sustainable development ambitions:
  - Promote better integration of HSE issues in product design,
  - Determine priorities for the application of the REACh European Directive,
  - Participate in the "handicap" mission.

Each company organizes an annual review, during which the Chairman and the Sustainable Development Executive Vice-President review the objectives attained and progress plan advances.

The Sustainable Development Department submits a quarterly HSE management report to the wider Management Committee and managers, based on data provided by the companies.

4.4.4 CERTIFICATION

As of December 31, 2007, the environmental management systems of sixty-two Group facilities were certified ISO 14001[1] encompassing 65% of Group employees. In line with the Group's HSE policy, which targets certification of all major industrial facilities, six facilities will seek to obtain certification in 2008.

Still in line with HSE policy objectives, twenty-seven research and development facilities already certified for site management, received ISO 14001 certification for their design processes.

Similarly, at the end of 2007, the health and safety management systems of eight facilities were certified OHSAS 18001[2]. Three other Group facilities aim to implement certified systems in 2008.

Fifty-four inter-company internal audits were carried out in 2007 and enabled the different facilities to improve the effectiveness of their HSE management systems by sharing experience.

Fifty-four HSE auditors, whose expertise is ensured by the Sustainable Development Department, undertake facility reviews in accordance with the annual plan presented at the beginning of the year. Forty-five auditors are ISO 14001 certified and nineteen auditors are OHSAS 18001 certified.

The increasing number of facilities including design within the scope of their environmental certification led the Sustainable Development Department and the Quality Department to develop a specific training program in 2006. Three training sessions held in 2007 extended the expertise of fifteen potential auditors in this area. Eights audits of this type were performed in 2007 and fourteen are scheduled for 2008.

4.4.5 SCOPE

The scope of SAFRAN's activities is presented in Chapter 8.

The reporting scope encompasses all sites considered material in 2007. Figures are presented based on the 2007 Group structure.

The following sites were removed from the reporting scope in 2007: Sagem Communications Lannion, Sagem Défense Sécurité Bayeux, Montpellier and Angoulême.
The Labinal Hambourg and Labinal Chihuahua sites were added.

4.4.6 THE ENVIRONMENT AND THE SITES

4.4.6.1 SEVESO facilities

Two SEVESO classified SAFRAN facilities operate a ISO 14001 and OMSAS 18001 certified HSE management system in order to better assess risks, implement predetermined control measures and improve performance in this area.

Europropulsion did not consider it necessary to renew its certification in 2007 but still possesses a General Security System (GSS).

Company	Location	Activity	Classification
Messier Services	MOLSHEIM	Aviation maintenance of landing gear	High threshold
Snecma	VERNON	Design and manufacture of rocket engines	High threshold

[1] ISO 14001: Environmental management systems: Requirements with guidance for use
[2] OHSAS 18001: Occupational Health & Safety management system: Guidelines for implementation

4.4.6.2 Controlling greenhouse gas emissions

Four SAFRAN Group companies, classified as combustion installations (boilers for industrial use and heating installations, cracking ovens) with a rated thermal input exceeding 20MW, are concerned by the allocation of greenhouse gas emission allowances for the period 2005 — 2007 and beyond.

These installations are detailed below, three of which recorded emission levels in 2006 below allowances. The reduction in Villaroche and Gennevilliers emission levels is due to a decrease in the use of cogeneration facilities. Messier-Bugatti emissions are directly attributable to its carbon-based material manufacturing procedures.

Company	Location	Activity	Allowance used in 2006 (T)	2005-2007 annual allowance (T)
Snecma	VILLAROCHE (France)	Manufacture of engines	14,706	29,257
Snecma	GENNEVILLIERS (France)	Manufacture of engines	11,326	17,578
Messier-Bugatti	VILLEURBANNE (France)	Production of carbon brakes	19,767	23,812
Techspace Aero	MILMORT (Belgium)	Design, manufacture and maintenance of engine equipment	4,284	4,233
Total			**50,083**	**74,880**

4.4.6.3 Asbestos

The Group is concerned by asbestos legislation, in terms of both the protection of users of its products and the protection of employees and service providers.

Substitute solutions have been implemented for products containing asbestos, marketed by Group companies.

With respect to the presence of asbestos-containing materials in buildings, several specialized firms have, since 1997, investigated and diagnosed asbestos risks, according to the nature and condition of such materials. In advance of legal requirements, these investigations also covered non-friable materials. Identified risks have been targeted by uplift and monitoring programs, in accordance with regulations in the countries in which the facilities are located.

This issue is subject to planned supervision, achieved using "HSE Standards" appraisal questionnaires, rolled-out across the Group.

4.4.6.4 State of soil and Groundwater

The Group has undertaken systematic studies and analyses to assess the risk of soil and groundwater pollution at its industrial sites. Preventive or restoration measures were implemented wherever necessary.

In 2007, thirteen sites carried out studies, five of which will be completed in 2008. Eight other sites will launch studies in 2008 or extend prior studies.

This issue is discussed during the annual company reviews.

The Sustainable Development Department supervises environmental reviews of buildings, activities, soil and groundwater performed on the lease, divestment or acquisition of assets. The HSE risk appraisal procedure was implemented.

4.4.6.5 PCB/PCT pollution

PCB[1] and PCT[2] are biopersistant substances which are harmful to the environment. They are primarily used in electric transformers and condensers.

In 2002, the Group launched a progressive replacement program in France, covering 191 electric transformers in ten companies. This plan, scheduled to terminate in 2010, was 79% complete at the end of 2007.

No transformers containing PCB have been identified elsewhere in the Group.

4.4.6.6 Hazardous substances

For several years, SAFRAN has implemented a policy aimed at reducing or eliminating the use of substances which are hazardous for health, safety or the environment, in its products and manufacturing processes.

[1] Polychlorinated biphenyl
[2] Polychlorinated terphenyl

A specific structure and resources will be necessary to ensure compliance with the requirements of the new regulation, applicable to industrial companies from June 2008. After this date, the pre-recording of substances will be mandatory.

A REACh awareness program targeting corporate management teams was launched in 2007 and will be completed at the beginning of 2008. This presents the main stages of a REACh project management plan.

Each of the Group companies appointed a REACh correspondent, known as the Product Environment Correspondent (PEC). These correspondents are responsible for the REACh project in each company and share their experience and expertise in a Group IT forum.

The Sustainable Development Department supervises this community through a series of meetings which examine completed REACh project management plans.

As the Purchasing structure will be heavily involved in this project, a coordination unit comprising a buyer from each company was formed. This unit is led by the Group Purchasing Department and will launch the first supplier awareness-raising initiatives in 2008.

In order to control the implementation of these new requirements, SAFRAN will base its activities on a list of banned or restricted-use substances, kept-up to date by an organization financed by GIFAS[1]. In addition to supplier awareness-raising initiatives, this list will be referred to throughout the supply chain.

In response to chemical product obsolescence triggered by the REACh Regulation, a group of experts will be charged with providing technical support to the search for and the certification of substitutes for hazardous substances. Through GIFAS, SAFRAN also participates in reviews led by MEDEF[2] into the application of REACh.

In the same context, SAFRAN helped present six awareness-raising sessions for aviation sub-contractors and suppliers:

- 3 symposiums at the Bourget airshow,
- 1 symposium at EFE[3],
- 1 symposium at 3AF[4],
- 1 symposium at FEDEM[5],

In addition, the Group worked together with other professional federations on the drafting of "A guide to REACh". Over 650 copies of this guide were distributed on simple request to individuals, companies and professional sectors.

Following a call for bids launched mid-year, a service provider was appointed to supply a substance and preparations management application to all Group companies at the beginning of 2008. They will provide facility HSE Prevention Officers and design engineers with direct access to information in safety data files and to the BT classification (Banned, Targeted) as defined by REACh.

Through nine Group companies, SAFRAN currently has thirty-four research programs aimed at eliminating the use of lead, cadmium, chromiumVI and trichlorethylene.

These research programs proposed thirteen alternative solutions which have been industrialized, including eight which have been certified. External financing which failed to materialize delayed chromium VI substitution solutions. A certification project for lead substitutes in electronic cards is financed by the French Defense Procurement Agency over a three-year period.

4.4.6.7 Fire protection and prevention

In 2006, the Sustainable Development Department, in cooperation with its insurance companies, selected an international fire protection and prevention expert firm and drew up a mapping of corresponding risks.

In application of this multi-year plan, thirty-four sites were audited in 2007.

[1] GIFAS: French Aerospace Industrial Grouping
[2] MEDEF: French Employers' Federation
[3] EFE: Edition Formation Entreprise
[4] 3AF: French Aeronautic and Astronaut Association
[5] FEDEM: Mineral, Industrial Mining and Non-ferrous metal Federation

The IT management tool enables each site and, by consolidation, each company and the Group as a whole, to:

- Know and identify the risks and potential damage,
- Visualize and assess the corrective and preventive measures taken,
- Process recommendations,
- Manage improvement initiatives,
- Define a risk reduction strategy.

4.4.6.8 The environment and products

SAFRAN allocates a large part of its Research and Technology budget to programs aimed at reducing environmental impacts.

In the aviation sector, the research and development department continues its work through, *inter alia*, the following programs and initiatives:

- Engine emission reduction projects: INCA[1], LOPOCOTEP[2], TLC[3], TIMECOP-AE[4], VITAL[5] and NEWAC[6],
- Noise reduction projects: IROQUA[7] SILENCER[8].
- In 2007, thirteen SAFRAN Group companies presented proposals in their areas of expertise, within the framework of the European "Joint Technology Initiative - Clean Sky" project. This project seeks to validate innovative technology in order to achieve the environmental objectives set by the Advisory Council for Aeronautics Research in Europe (ACARE[9]). These objectives include a 50% reduction in CO_2[10] emissions, an 80% reduction in NO_X[11] emissions and a 50% reduction in perceived noise levels. The European Council of Ministers formally adopted this initiative in December 2007.

SAFRAN, as one of the top two participants in this project, will contribute in each technology initiative to reducing the overall impact on the environment of the aircraft life cycle, in its role as a leading engine manufacturer and a highly important partner for "all-electric aircraft" systems.

In the end-of-life sector, Snecma Services holds a 20% interest in the first industrial company specializing in the dismantling of aircraft (TARMAC AEROSAVE), formed in June 2007. This company operates in the Tarbes airport zone and intends to play an active role in this market estimated at 300 aircraft per year.

SAFRAN is also a member of AFRA[12], whose platform located at Châteauroux seeks to define good practice for aircraft dismantling.

Sagem Communications markets telecommunication products for professionals and communication products for the general public.
The large volume of products manufactured and their destination, together with regulatory requirements (Packaging, WEEE[13], RoHS[14], EUP[15] Directives) rapidly encouraged this company to implement actions aimed at reducing the environmental impact of its products.

Sagem Communications is working on the development of benchmark standards for faxes, telephones and decoders pursuant to the rollout of the EUP Directive. For example, the application of eco-design principles to a new digital terrestrial television decoder enabled a 7 watt reduction in energy consumption. This corresponds to a saving of 350 metric tons of CO_2[10] for a pool of 300,000 decoders and of course a reduction in the user's electricity bill.

In addition, in France, SAFRAN through Sagem Communications is a partner in the company ECOLOGIC, an eco-organization specializing in the processing and recycling of end-of-life electronic products.

[1] INCA : Advanced Combustion Initiative
[2] LOPOCOTEP: Low pollutants combustor technology programme
[3] TLC: Towards Lean Combustion
[4] TIMECOP-AE: Research organisations in the field of aero-combustion
[5] VITAL : European R&D program for greener aero-engines
[6] NEWAC : New Aero Engine Core Concepts
[7] IROQUA : Reasearch Initiative for the optimization of aviation acoustics
[8] SILENCER : Perceived noise research program
[9] ACARE : Advisory Council for Aeronautics Research in Europe
[10] CO_2: Carbon dioxide
[11] NO_X: Nitrogen oxides
[12] AFRA: Aircraft Fleet Recycling Association
[13] WEEE: Directive 2002/96/EC: Waste Electrical and Electronic Equipment
[14] RoHS: Directive 2002/95/EC: Restriction of the use of certain Hazardous Substances
[15] EUP: "Energy Using Products" Directive

4.4.6.9 Occupational Health and Safety and Environmental Data

Since 2006, the Sustainable Development Department consolidates HSE data provided by the main Group facilities using the SCORE[1] reporting tool.

2007 data covers 73% of the total Group scope for occupational health and safety data and 76% for environmental data.

4.4.6.10 Occupational health and safety

The number of occupational accidents recorded in 2007 at the Group's 90 sites, representing over 51,500 employees, is close to the figure recorded in 2006 (Rate of frequency = 6.1), confirming the decrease recorded since 2000.

	2007	2006
Rate of frequency	**6.3**	6.1
Rate of severity	**0.16**	0.15

Rate of frequency: Number of accidents resulting in work stoppages of over 24 hours per million hours worked
Rate of severity: Number of day's sick leave as result of occupational accidents per thousand hours worked during the reference period

In 2006, SAFRAN Group validated a tool to appraise workstation risk and track employee exposure at its Gennevilliers site. This IT tool was rolled-out to an additional twelve sites in 2007. This represents a major advance in our understanding, analysis, use and traceability of Health, Safety and Environmental data. A further fourteen sites will be equipped with this tool in 2008.

After implementing tools to analyze the ergonomics of workstations, the SAFRAN Group offered the sites the training necessary to their roll-out, in order to increase the importance placed on ergonomics in the analysis of workstation risks.

The total number of occupational illnesses reported remains proportionally stable. The corresponding rate based on consolidated employee numbers is 1 for one thousand (1.5 in 2006). The number of occupational illnesses linked to prior exposure to asbestos is stable. These disorders were primarily reported following exposure suffered in other activities outside the Group. In addition, Group expatriates benefit from increased health monitoring.

SAFRAN has drafted a health crisis management plan, including a detailed section covering the risk of a flu pandemic.

A health observatory was tested in 2007 and will be rolled-out in 2008 in the Group health departments. The EVREST[2] questionnaire tool was selected and will enable employee work and health data to be gathered and monitored on a real-time basis.

4.4.7 ENVIRONMENTAL DATA

Overall, 2007 indicators highlight an improvement on prior years, despite a significant increase in production, demonstrating the effectiveness of constant improvement loops and the search for resource savings.

Water consumption
The Group facilities mainly use drinking water. Nine sites pump water from rivers and underground pools.

	2007	2006
Total SAFRAN Group (m3/employee)	**90**	98

Energy consumption
Electricity is the prime energy source and represents 47% of total energy consumption. Premises are mainly heated by natural gas. Hydrocarbons are used less and less for heating and are now reserved for engine trials and backup equipment. The energy impact of transporting goods is not currently taken into account.

	2007	2006
Electricity (metric tons of oil equivalent/employee)	**1.24**	1.30
Gas (metric tons of oil equivalent/employee)	**0.90**	1.12
Fuel (metric tons of oil equivalent/employee)	**0.47**	0.52
Total SAFRAN Group (metric tons of oil equivalent/employee)	**2.61**	2.94

[1] SCORE: SAFRAN COrporate REporting
[2] EVREST: Evaluation des Relations et Evolutions en Santé au Travail

The equivalence factor used for electricity consumption (1MWh = 0.086 metric tons of oil equivalent) is taken from "The new methodology for preparing energy consumption reports in France" published in February 2002.

Atmospheric emissions

	2007	2006
Carbon dioxide (metric tons)	**178,390**	195,664
Nitrogen oxides (metric tons)	**184**	202
Sulfur oxides (metric tons)	**94**	97

For the most part, these emission levels are due to heating and engine tests. They are calculated based on gas and fuel consumption. Each Group facility has an emission monitoring plan which ensures optimum performance and emissions of boilers used in heating installations and manufacturing. Other discharges into the atmosphere arise from industrial activities. These mainly concern solvents. By implementing plans for the management of solvents, the facilities have started reducing emissions of volatile organic compounds.

Waste

Waste resulting from industrial or tertiary activities is classified into two main categories: ordinary, non-hazardous waste and other waste, known as hazardous industrial waste. The production of metallic chips is included in ordinary waste data.

	2007	2006
Ordinary waste (metric tons/employee)	**0.45**	0.47
Hazardous industrial waste (metric tons/employee)	**0.40**	0.41

Waste is either recycled and transformed or stored.

	2007	2006
Percentage recycled (% of total processed)	**39**	38
Percentage transformed into energy (% of total processed)	**41**	40
Percentage stored (% of total processed)	**20**	22

Aqueous discharges

The majority of SAFRAN sites and industrial processes have little or no impact on water quality. Processing effluents that could represent a risk are discharged into surface water via treatment plants that are constantly monitored. When this is not the case, they are collected as an industrial process.

5 GENERAL INFORMATION CONCERNING THE COMPANY

5.1 COMPANY HISTORY AND DEVELOPMENTS

5.1.1 CORPORATE NAME

The corporate name of the company is SAFRAN.

5.1.2 COMPANIES REGISTER AND REGISTRATION NUMBER

SAFRAN is registered with the Paris Trade and Companies Register under the number n° 562 082 909

5.1.3 DATE OF INCORPORATION AND TERM

SAFRAN was incorporated by private deed in Paris on August 16, 1924.

It was incorporated for a term of 99 years commencing its date of registration in the Trade and Companies Register, unless dissolved in advance or extended.

5.1.4 REGISTERED OFFICE, LEGAL TERM AND GOVERNING LAW

The registered office of SAFRAN is located at 2 Boulevard du Général Martial Valin, 75015 Paris, France

The postal address is 2 Boulevard du Général Martial Valin, 75724 Paris Cedex 15, France.
Telephone: 33 (0)1 40 60 80 80.

SAFRAN is a limited liability company with Executive and Supervisory Boards, governed by French law.

5.1.5 MAJOR EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS

SAFRAN was created by the merger, on May 11, 2005, of Snecma, the Snecma Group holding company and Sagem SA, after the transfer by this latter, on the same date, of its entire industrial activities to two wholly-owned subsidiaries, Sagem Communications and Sagem Défense Sécurité. Following these transactions, SAFRAN became a holding company, holding all the subsidiaries of the former Sagem SA and Snecma. The main stages in the development of the businesses of these two companies were as follows:

1) Sagem SA

Sagem SA was founded in 1924. It was first active in mechanics and electricity and later extended its scope of business to include optronics for the French Navy.

1939	Takeover of Société d'Applications Téléphoniques (SAT)
1982	Acquisition by SAT of a stake in Société Industrielle de Liaisons Electriques (SILEC)
1985	Employee buyout
1993	Acquisition of Morpho (biometric recognition systems)
1996	Takeover of Silec by Sat
1998	Takeover of Sat by Sagem
1999	Acquisition and merger of Sfim (defense electronics group)
2001	Sale of automobile electronics activities
2002	Acquisition of Philips' fax division, acquisition of Monetel's electronic transactions division
2003	Acquisition of Vectronix's defense optronics division; Takeover of the holding company Coficem and Sagem International
2005	Merger of Snecma and Sagem

2) Snecma

Snecma was formed in 1945 on the nationalization of Gnome et Rhône and the absorption of several other engine manufacturers, precursors of the aviation industry. From its creation, Snecma developed its own jet engines, notably for Dassault Aviation combat aircraft, such as the Mystère, Etendard and Mirage.

1968	Takeover of Hispano-Suiza
1971	Merger with Messier
1974	Major alliance with General Electric (USA) with a view to producing engines for civil transport engines (CFM56 engines)
1984	Takeover of Société Européenne de Propulsion (SEP)
1994	Merger with Dowty (UK)
1997	Buyout of minority interests in SEP, which became a Snecma branch
1998	Takeover of Messier-Dowty
2000	Transformation of Snecma into a holding company and spin-off of propulsion activities to Snecma Moteurs; acquisition of Labinal Group's aviation business (including Turbomeca and Microturbo); acquisition of Hurel-Dubois Group
2002	Acquisition of Aircelle
2004	IPO by the French State, reducing its stake in the company from 97.2% to 62.2%
2005	Merger of Snecma and Sagem

5.2 CAPITAL EXPENDITURE

Total SAFRAN Group capital expenditure on property, plant and equipment and intangible assets amounted to €639 million in 2007 (excluding Broadband activities), compared with €689 million in 2006.

The geographical spread of this capital expenditure is presented in Section 20.1.2.3. Financing is primarily internal, with the exception of the finance leases detailed in Section 20.1.6.9.1.

5.2.1 ACQUISITIONS OF PROPERTY, PLANT AND EQUIPMENT

The Group has a selective capital expenditure policy, focused on the constant search for improvements in the productivity of the production tool, while favoring proximity to major customers and high-growth markets.

The majority of capital expenditure concerns production, trial and test equipment.

The Group also invested in the refurbishment and extension of premises in France and abroad.

Total capital expenditure on property, plant and equipment amounted to €387 million in 2007 (excluding Broadband activities), compared with €346 million in 2006.

5.2.2 ACQUISITIONS OF INTANGIBLE ASSETS

2007 saw the continuation of the main development programs (RRJ, A380, A400M, GenX, B787, etc.) and investment in computer software.

Total investment in intangible assets (gross) amounted to €252 million in 2007 (excluding Broadband activities), compared with €343 million in 2006.

5.2.3 CAPITAL EXPENDITURE COMMITMENTS

Capital expenditure commitments at the end of December 2007 totaled €229 million (excluding Broadband activities), compared with €145 million at the end of 2006, and mainly concerned industrial equipment to accompany the increase in production rates, notably in the aviation sector, and the refurbishment of production sites.

SAFRAN will open ten new sites or extensions in the dollar zone (two in the USA and two in Mexico) and emerging regions (three in China, one in India, one in Morocco and one in Poland), representing a total investment in excess of €130 million.

Details of the different investment projects are presented by activity branch in Chapter 6, "Overview of activities".

The geographical spread of these investments is presented in Section 20.1.2.3.

6 OVERVIEW OF ACTIVITIES

SAFRAN Group is organized for operating purposes into a head-company, SAFRAN and four activity branches:

- Aerospace Propulsion
- Aircraft Equipment
- Defense Security
- Communications

The following table presents the key adjusted figures for the different branches (see Chapter 3).

	Aerospace Propulsion		Aircraft Equipment		Defense Security		Communications (incl. Broadband)	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Employee numbers	**21,533**	21,393	**21,242**	19,773	**9,917**	9,412	**9,878**	10,228
Key adjusted figures (in € millions)								
Revenue	**5,920**	5,073	**2,703**	2,644	**1,548**	1,445	**1,832**	2,167
Profit from operations	**636**	561	**112**	197	**72**	(101)	**(91)**	(176)
Free cash flow (1)	**579**	419	**(171)**	(51)	**(8)**	53	**(38)**	(295)
Order backlog (2)	**15,151**	14,224	**4,633**	3,977	**1,558**	1,666	**N/A**	N/A
Orders recorded during the year (3)	**7,210**	6,460	**3,396**	2,810	**1,667**	1,551	**2,254**	2,693
Capital expenditure during the year	**194**	181	**128**	65	**57**	63	**27**	41
Internally-financed R&D	**401**	334	**204**	234	**120**	103	**163**	189
o/w R&D expensed	**317**	240	**103**	109	**117**	94	**151**	132
Amortization/impairment of R&D	**79**	20	**3**	27	**1**	16	**18**	102

(1) Free cash flow is equal to cash from operating activities less the change in working capital requirements and purchases of property, plant and equipment and intangible assets (see Section 9.1.2).

(2) The order backlog corresponds to orders recorded and not yet recognized in revenue.

(3) Orders recorded represent orders received during the year and comprise firm orders valued in accordance with contractual terms and conditions.

SUMMARY OF GROUP ACTIVITIES

For the third year running, the civil aviation market enjoyed an extremely high number of aircraft orders and a very high level of production.

SAFRAN Group recorded several commercial wins in this buoyant market, further developing its activities in terms of revenue, production and services. Growth was particularly vigorous in the original equipment and spare parts sectors.

In the Defense sector, the leading positions developed by the Group, notably in inertial navigation systems, underpinned activity growth.

Revenue growth was particularly strong in the Security sector (+17% on last year), thanks to the performance of government solution, biometry, secure terminal and smart card activities.

The Communications sector is undergoing a period of consolidation. For both Sagem Communications (Broadband activities) and Sagem Mobiles, 2007 was a year of transition.

6.1 AEROSPACE PROPULSION

	2007	2006	Change 2007/2006
Employee numbers	**21,533**	21,393	1%
Quantities delivered by family			
CFM 56	**1,248**	1,067	17%
Helicopter turbine engines	**1,177**	930	27%
Key adjusted figures (in € millions)			
Revenue	**5,920**	5,073	17%
Profit from operations	**636**	561	13%
Free cash flow	**579**	419	38%
Order backlog	**15,151**	14,224	7%
Orders recorded during the year	**7,210**	6,460	12%
Capital expenditure during the year	**194**	181	7%
Internally-financed R&D	**401**	334	20%
o/w R&D expensed	**317**	240	32%
Amortization/impairment of R&D	**79**	20	295%

Aerospace Propulsion branch activities can be allocated to four key sectors with the following relative weights:

		Share of revenue	
Activity sector	Example products concerned	2007	2006
Civil aviation	Engines, spare parts and services for civil aircraft	63%	61%
Military aviation	Engines, spare parts and services for military aircraft	12%	13%
Helicopter turbine engines	Turbine engines, spare parts and services for civil and military helicopters	16%	16%
Ballistic and space	Engines for launchers and vehicles for the space, ballistic and missile sector	9%	10%

In 2007, adjusted consolidated revenue of the branch was €5,920 million, up 16.7%. This represented 54.7% of total adjusted consolidated revenue of the Group (excluding Broadband activities).

The Aerospace Propulsion branch exercises its activities through the following main companies (and their subsidiaries):

Snecma: design, production, marketing and maintenance of civil and military aircraft engines and liquid propellant spacecraft engines.

Snecma Services: maintenance, repair and overhaul (MRO) services for Snecma civil and military aircraft engines.

Snecma Propulsion Solide: design and manufacture of solid propellant engines for space launchers, tactical and ballistic missiles and thermostructural composites.

Turbomeca: design, production, marketing and maintenance of turbine engines for civil and military helicopters, engines for military aircraft, land and marine turbine engines, small turboshaft engines for tactical missiles and target vehicles and land and airborne auxiliary power units and related maintenance and repair services.

Techspace Aero: design and manufacture of engine modules and equipment for civil and military engines, engine testbeds and maintenance and repair of military engines.

The scope of the branch was marked in 2007 by the creation of Turbomeca Manufacturing in North Carolina (USA) to produce helicopter engine parts, enabling the branch to keep pace with the increase in manufacturing volumes while reducing net exposure to U.S. dollar-denominated transactions.

6.1.1 CIVIL AVIATION

6.1.1.1 Key characteristics of the activity

Markets

The civil aviation sector, beyond general aviation activities, comprises four key segments:

- Business jets, requiring engines delivering between 5 and 18,000 pounds of thrust;
- Regional aircraft (30 to 100 seats) requiring engines delivering between 8 and 18,000 pounds of thrust,
- Aircraft with 100 to 200 seats and a single aisle fuselage, requiring engines delivering between 18 and 35,000 pounds of thrust,
- High capacity aircraft with a twin-aisle fuselage, requiring engines delivering over 45,000 pounds of thrust (currently up to 115,000), with the rare exception of four-engine aircraft using high-end midpower engines (e.g. Airbus A340-300).

A civil engine program always comprises two activities: an "original equipment" activity, involving the sale of engines installed in new aircraft and a customer-service activity based on contracts for the sale of spare parts and repair services and more generally services agreed with operators or approved maintenance centers.

Finally, civil aviation markets are characterized by the almost exclusive use of the U.S. dollar as transaction currency.

Market access conditions: alliances and partnerships

Given the technological, cost and development time challenges involved, as well as the uncertain commercial success of any engine program, engine manufacturers tend to form alliances or partnerships. This approach is designed to combine the best technological and commercial skills and pool the risks inherent in program development, through a diversified product portfolio. Partnerships or alliances are created for the length of a program, which may stretch over several decades. They may involve equal alliances between two or more engine manufacturer co-prime contractors, such as CFM International (Snecma and General Electric joint venture), or a minority stake in a program managed by an engine manufacturer prime contractor (a "risk and revenue sharing participant").

Unlike a traditional supplier, who receives a sales price for each part delivered, the risk and revenue sharing participant receives a share of the sales revenues determined at the outset according to its negotiated share in the program. The risk and revenue sharing participant supplies spare parts for the parts of the engine under its responsibility and receives either a sales price for these parts or a fixed-price payment in relation to its participation, depending on its share in the program.

Four major civil aviation engine manufacturers assume prime contractor responsibility for engine programs: General Electric (USA), Rolls-Royce (GB), Pratt & Whitney (USA & Canada) and Snecma.

Business model of a civil aircraft engine program

Given the above, a civil aircraft engine program may extend over more than 40 years and present the following financial flow profile:

Economic life cycle of an aircraft engine



Revenue
Costs
Spare parts & services
Certification
Series production (installed base)
Technical maturity
Development & trials
40 years+

6.1.1.2 Key current programs and programs under development

The Aerospace Propulsion branch currently offers a wide range of engine sizes through various partnerships, as presented above, with other engine manufacturers in the following key programs:

Mid-thrust engines

The CFM56 engine range, which generates the largest share of Aerospace Propulsion branch revenue, is developed, produced and marketed under the aegis of CFM International (50/50 joint venture between Snecma and General Electric), under equal collaboration agreements.

The majority of single aisle aircraft with over 100 seats delivered during the last fifteen years are powered by CFM56 engines, which are in competition in the Airbus range with V2500 engines produced by the IAE consortium and the Pratt & Whitney PW6000 engine (Airbus A318 only). The Boeing B737NG range is entirely powered by CFM56 engines.

The CFM56 engine powers over 50% of the Airbus A320 range (Source: ACAS August 2006).

In 2007, orders were received for 2,704 engines, a new all-time high since the launch of this engine range in 1982. 1,264 engines were produced during the year and, at the end of 2007, the backlog comprised 5,636 engines. Over 17,000 engines are in service, reflecting the importance of the installed base and promising increased revenue in the long-term from sales of spare parts and services. In 2007, spare part activities enjoyed volume growth of approximately 36% on 2006.

This major cooperation program generated slightly over 51% of total Aerospace Propulsion branch revenue.

Growth in the installed base of CFM56 engines



Average age of the fleet:: 11 years
Average age of the fleet: 8 years
Average age of the fleet: 4 years
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07

High-thrust engines

The Aerospace Propulsion branch operates in this engine sector as a risk and revenue sharing participant with participation rates of between 5% and 23% in several major engine programs in series production and notably General Electric's CF6 and GE90 programs, under which 377 engines were delivered in 2007, up 39% on 2006. The different versions of the GE90 program generated just under 7% of total Aerospace Propulsion branch revenue.

Programs under development include the Aerospace Propulsion branch's 5% participation in General Electric's GenX program. This engine has been selected for the Boeing 787.

The A380 powered by the Engine Alliance GP7000 engine, in which the Aerospace Propulsion branch has a 17.5% participation, obtained certification on December 14, 2007, enabling its entry into service to be scheduled for June 2008 with the first deliveries to Emirates.

Low-thrust engines

The Aerospace Propulsion branch invests in this sector which is expected to enjoy high growth over the next fifteen years in particular, for regional transport aircraft.

In addition to Techspace Aero's participation in General Electric's CF34-10 program, the SaM146 program (delivering between 14 and 17,500 pounds of thrust), launched in partnership with the Russian engine manufacturer NPO Saturn and the involvement of the Italian engine manufacturer Avio as a risk and revenue sharing participant (8.8% share), actively continued development. The engine has been selected as the sole engine for Sukhoi's 70 to 95 seater Superjet 100. The first order from a Western airline (ItaliAirlines, 10 aircraft + 10 options) was recorded during the year, confirming the interest generated by this program outside Russia. Activity on the engine development program remains intense, with the first successful engine flight on the Ilyoushin 76 flying testbed completed on December 6, 2007.

Snecma also invests in engines for business jets and reached a major development milestone for the Silvercrest high pressure core demonstrator (engine delivering 10,000 pounds of thrust and intended for business jets), launched in 2006, with the first testbed rotation of the high pressure core at the end of November 2007.

Sharing of series production/spare parts and services activities

Spare parts and services activities accounted for approximately 44% of total civil aircraft propulsion revenue in 2007. Given the increase in the installed fleet and its average age, a steady rise in the level of spare parts and services activities in the future can be expected, in line with trends in the global economy and air transport and taking into account the estimated penetration of spare parts not supplied by the original manufacturer (PMA).

6.1.2 MILITARY AVIATION

6.1.2.1 Key characteristics of the activity

Markets

The military aircraft engine and related services market is dependent on customer armed forces budgets, which in the current economic climate has led to a stagnation of business activity, particularly in Europe. The military market is characterized by the importance of national independence and diplomatic considerations.

Military aviation comprises three key segments:

- Fighters,
- Training and support aircraft,
- Patrol, tanker and transport aircraft.

These three segments lead to the development and production of engines of highly different natures and performance levels depending on their use: jet engines with a high thrust to weight ratio for the first segment and jet engines or turboprops closer to those found in civil aircraft for the two other segments.

As for the civil aircraft sector, these markets provide two types of business: original equipment and after-sales services, comprising the sale of spare parts and repair activities.

Competition and partnerships

The majority of civil engine manufacturers are also present in the military aircraft engine market and benefit from technical synergies between the two activities.

The key Western players in the combat aircraft jet engine sector are the Americans Pratt & Whitney, whose F100 engine powers F-15 and F-16 combat aircraft and F119 engine powers F-22 combat aircraft and General Electric, whose F110, F404 and F414 engines power F-15, F-16 and F-18 combat aircraft. Pratt & Whitney is also developing the F135 engine which will power the future U.S. fighter jet, the JSF (Joint Strike Fighter).

In Europe, the main products are Rolls-Royce engines (the RB199 engine powers the Tornado and the Pegasus engine powers the Harrier), Snecma engines (the M53 engine powers the Mirage 2000 and the M88 engine powers the Rafale), and the EJ200 engine developed by the Eurojet European consortium, comprising Rolls-Royce, MTU Aero Engines, Avio and ITP. This engine powers the Eurofighter Typhoon combat aircraft.

The choice of engines in the training aircraft sector mainly comprises engines produced by Snecma (the Larzac engine which powers the Alphajet) and Rolls-Royce (the Adour engine in partnership with Turbomeca, which powers BAE Systems' Hawk aircraft) and the U.S. engine manufacturers Pratt & Whitney (PW500 and PW300) and Honeywell (TFE731 family and F124).

In the engine segment for military transport and patrol aircraft, the pool primarily comprises Rolls-Royce North America (formerly Allison) and Tyne (Snecma under Rolls-Royce license) T56 and AE2100 turboprops. A new entrant is the TP400 (10,000 horse power turboprop - the most powerful in the Western hemisphere) which will power the future European military transport aircraft, the Airbus A400M, and in which Snecma is involved as a member of the Europrop International (EPI) consortium, comprising Snecma, Rolls-Royce, MTU Aero Engines and ITP.

6.1.2.2 Key current programs and programs under development

The Aerospace Propulsion branch is present in all three market segments presented above, primarily through the activities of Snecma, Turbomeca and Techspace Aero.

Fighter engines

Historically tied to Dassault Aviation, activity in this segment is based on the following programs:

- The Atar engine (4.5 to 7 metric tons of thrust) which powers the Super-Etendard jets and the Mirage III, IV, V, F1 and 50 family. Series production of this engine has now ceased and approximately 990 engines remain in service in twelve countries.
- The M53 engine (9.5 metric tons of thrust) which powers the Mirage 2000 jets; seventeen engines were delivered in 2007 to the export market, definitively clearing the order backlog. Over 660 engines are in service in eight countries.
- The M88 engine (7.5 metric tons of thrust) which powers the Rafale jet; thirty-five engines were delivered in 2007 and 98 engines are still to be delivered to the French State.

In addition, Techspace Aero participates in General Electric's F110 program and Pratt & Whitney's F100 program (manufacture of parts), and is also responsible for the repair and maintenance of its parts fitted in the F100 engine.

Training and support aircraft engines

Activity in this sector is based on the following programs:

- The Larzac engine (1.4 metric tons of thrust), which powers Dassault Aviation's Alphajet training aircraft and for which series production has ceased. The Larzac engine also powers the Russian MiG-AT and Indian HJT36 training aircraft.
- The Adour engine, which delivers thrust of 3.7 metric tons (with after-burner) or 2.9 metric tons (without after-burner) and is developed and produced by RRTM (Rolls-Royce Turbomeca Ltd.), a partnership between Turbomeca and Rolls-Royce. The Adour engine powers support and attack aircraft and primarily the Jaguar aircraft produced by Dassault Aviation and BAE Systems, the Hawk produced by BAE Systems and the Goshawk T-45A produced by Boeing. 29 engines were delivered in 2007. The Adour program generates slightly less than 1% of branch revenue.

Patrol, tanker and transport aircraft engines

Activity in this sector is based on the following programs:

- The CFM56 family powers the military versions of the Boeing 707 (CFM56-2), and Boeing 737(CFM56-7): U.S. marine C-40 transport aircraft (military version of the Boeing 737 transport aircraft), MMA (Multimission Maritime Aircraft— maritime patrol aircraft), AEW&C aircraft (Airborne Early Warning & Control) and the Wedgetail (detection and command aircraft). This program is recorded in the "Civil aviation" sector due to its similarity with other CFM programs.

- The Tyne turboprop engine, with 4,550 kW of thrust, was developed by Rolls-Royce and is produced under license by Snecma (57%) and MTU Aero Engines (20%). It powers C-160 Transall transport aircraft and Breguet Atlantic and Atlantique 2 maritime patrol aircraft. Series production of this program has ceased but it continues to generate spare part and repair business.
- Finally, the development program for the TP400-D6 engine, which will power the Airbus A400M European transport aircraft, continued with the performance of testbed trials and notably the delivery at the end of 2007 of the first engine for the C-130 flying testbed. 180 aircraft (four-engine jets) have been ordered by the seven launch countries (Germany, France, Spain, the United Kingdom, Turkey, Belgium and Luxembourg), and the first sales to non-European launch customers were secured in South Africa and Malaysia. Snecma has a 32.2% stake in the program led by the European Consortium EPI; Rolls-Royce holds 25%, MTU Aero Engines 22.2% and ITP 20.6%.

6.1.3 HELICOPTER TURBINE ENGINES

6.1.3.1 Key characteristics of the activity

Markets

The helicopter turbine engine market is characterized by significant diversity in both applications (type of helicopter and mission purpose), helicopter manufacturers (over twenty manufacturers worldwide) and customer-users, who with the exception of armed forces and certain specific civil applications, do not possess major fleets as is generally the case for aircraft.

Helicopter engine size is mainly determined by the weight of airframes and partly by the type of mission. Helicopters may have one, two and sometimes three engines.

Overall, the following applications are covered:

- State and semi-public sector: police and border surveillance, medical and emergency services,
- Civil sector: off-shore oil industry, transport, tourism and private ownership, airborne work,
- Military sector: transport, attack and ground support, maritime patrol.

This leads to significant diversity in engines and associated versions, which may be classified into four categories according to the developed range of power: 600/800 shp[1]; 900/1,300 shp; 1,500/1,800 shp; 2,000/3,000 shp.

The majority of major Western aircraft engine manufacturer groups are also present in the helicopter turbine engine market: SAFRAN via its subsidiary Turbomeca, General Electric, Pratt & Whitney, Rolls-Royce and Honeywell. Turbomeca is the number one helicopter engine manufacturer in terms of production volume.

The helicopter engine market, in the same way as the civil aviation market, comprises two activities: original equipment activities consisting of the sale to helicopter manufacturers of turbine engines for installation in new airframes and after-sales services based on spare part, maintenance and repair contracts with operators. This activity requires a major global customer support network given the large number of users. In 2007, the helicopter engine market continued to enjoy substantial growth in deliveries of new equipment and spare parts and a high level of orders. 1,177 engines were delivered (930 in 2006), net orders were received for 1,065 units (1,034 in 2006) and the order backlog stood at 1,944 engines at the end of 2007.

Relations between engine and helicopter manufacturers, engine manufacturer partnerships

The airframe/engine pairing is often unique when a new model is brought into service. However, changes to the airframe or specialization for a given type of mission can lead to the development of different engine sizes, reintroducing a competition factor into programs.

There are fewer partnerships between engine manufacturers than in the civil aviation engine sector. The main partnerships are between Rolls-Royce and Turbomeca (RRTM, for the RTM322 engine delivering 2,500 shp, which powers the NH90 and EH101) and Rolls-Royce, Turbomeca, MTU and ITP (RTMI for the MTR390 engine delivering 1,100 shp, which powers the Tiger).

Business model of a helicopter turbine engine program

The profile of a helicopter turbine engine program is extremely similar to that of a civil aircraft engine program as presented above.

[1] *shp = shaft horse power*

6.1.3.2 Key current programs and programs under development

The Aerospace Propulsion branch is present in all four helicopter engine categories described above via the company Turbomeca, and is particularly active in the Eurocopter range.

600/800 shp turbine engines

The "Arrius" engine family in this segment notably powers Eurocopter's EC120 and EC135 helicopters and Agusta-Westland's A109 helicopter (Italy).

900/1,300, shp turbine engines

The "Arriel" and TM333 engine families notably power Eurocopter's AS350 B, EC130 and EC145 helicopters, the Sikorsky S76, the Chaig Z9 and Z11 (China) and the HAL Dhruv and Chetal (India). The Arriel 1 E2 engine powers the 322 twin-engine UH 145 Eurocopters ordered by the U.S. Army.

The MTR390 engine (produced in cooperation with Rolls-Royce, MTU and ITP) powers Eurocopter's Tiger. A special development contract has been signed with Spain (a more powerful version will power the Tiger ordered by this country).

Development of the Ardiden engine, intended for the new generation of 5/7 metric ton helicopters, continued with the Ardiden 1, which obtained EASA certification on December 20, 2007 and the Shakti engine (Indian version of the Ardiden engine developed in partnership with the Indian manufacturer HAL) which will power the new version of HAL's Dhruv helicopter.

1,500/1,800 shp turbine engines

The "Makila" engine family notably powers Eurocopter's EC225 "Super-Puma" helicopters.

2,000/3,000 shp turbine engines

The RTM322 engine (50/50 cooperation with Rolls-Royce) powers NH Industries' NH90 helicopter and Agusta-Westland's EH101 and Apache helicopters. This engine, which is in competition with General Electric's T700 engine, has won ten of the twelve NH90 tenders.

Cooperation programs (MTR390 and RTM322) generated 1.5% of total Propulsion branch revenue.

6.1.4 BALLISTIC AND SPACE

6.1.4.1 Key characteristics of the activity

The market targeted by the Aerospace Propulsion branch comprises two main segments: a civil space segment consisting of launch vehicle propulsion to place satellites in orbit as well as satellite engines and a military segment for the propulsion of ballistic and tactical missiles of all types.

Two types of propulsion technology are used in the civil space market: solid propellant rocket engines and liquid propellant rocket engines. Liquid chemical propellants or electric propellants (known as plasma thrusters) are used for satellite propulsion.

In Europe, the weak government market ties independent European access to space to the presence of Arianespace in the commercial market for the launch of geostationary telecommunication satellites. The Aerospace Propulsion branch is the main supplier of Ariane engines.

The military market comprises ballistic missiles and tactical missiles, as well as target vehicles.

Ballistic missiles are an essential part of national nuclear deterrent forces, and countries deploying these forces, except the United Kingdom, entrust production to domestic manufacturers. In this sector, France is the only European country to develop its missiles. They are powered by solid propellant engines developed by Snecma Propulsion Solide.

Orders for tactical missiles are placed by governments. Certain major markets (including the United States, Russia and China) remain totally or partially closed to European suppliers, or are subject to policies based on preference for domestic suppliers. Short-range missiles are powered by solid propellant engines, while other missiles are generally powered by jet engines.

In addition to a close relationship between the engine manufacturer and the launcher or missile prime contractor, the two activities are characterized by long development and engineering phases, financed by government budgets, such as the ESA[1] (European Space Agency) for civil space activities in Europe or the National Defense budget for strategic military applications. Missile development is also financed by customer governments.

Series production activities generally concern limited quantities and the fixed-cost percentage is high.

6.1.4.2 Key current programs and programs under development

Civil space propulsion

- Ariane programs
  The Aerospace Propulsion branch is the main engine supplier for Ariane rockets. The following activities are performed for EADS ASTRIUM (series production) and ESA[1] (development):
  - Series production
    Solid rocket motors: solid propellant engines delivering 650 metric tons of thrust for Ariane 5 boosters, produced by Europropulsion, a 50/50 joint venture between SAFRAN and Avio. Fourteen engines were delivered in 2007.

    Vulcain: cryogenic engines (liquid hydrogen and oxygen) delivering 110 to 140 metric tons of thrust to power the main stage of the G (Vulcain 1) and ECA (Vulcain 2) versions of Ariane 5. Overall, six ECA rockets powered by Vulcain 2 engines flew successfully in 2007 (able to place up to 10 metric tons in geostationary orbit) and five Vulcain 2 engines were delivered in 2007.

    HM7 : cryogenic engines (liquid hydrogen and oxygen) delivering 7 metric tons of thrust to power the upper stage of the Ariane 5 –ECA rocket; three engines were delivered in 2007.
  - Development
    Vinci engine: the demonstrator for the new Vinci restartable cryogenic engine delivering 18 metric tons of thrust, planned for the upper stage of the future heavy-lift Ariane 5, or the future additional European launcher, which was the subject of a pre-development contract notified by the ESA (European Space Agency) at the end of July 2006, successfully completed its first test trial with restart on August 1, 2007.
- Satellites
  Electric propulsion: twelve SPT100 plasma thrusters are in service in four geostationary satellites. The plasma thruster, the PPS1350, successfully completed the earth-moon mission of the ESA's[1] lunar exploration probe SMART-1 and has clocked up over 10,000 operational hours in lifespan ground trials, a new world record for this technology.

Ballistic missile propulsion

Within the economic interest grouping G2P (75% Snecma Propulsion Solide — 25% SME, a subsidiary of SNPE), Snecma Propulsion Solide provides rocket engines for the missiles of France's ocean-going strategic nuclear force. The development of 3rd generation missile (M51) continued on schedule with, notably, the successful completion of a second test fire on June 20, 2007 and second and third stage engine certification trials in July and December 2007.

Tactical missile and target propulsion

In this sector, the Aerospace Propulsion branch provides engines for the following MBDA missiles:

- Mistral: engines provided by Snecma Propulsion Solide,
- Cruise missiles: Microturbo's TRI range powers Apache and Scalp cruise missiles and their Storm Shadow derivatives.

Microturbo provides engines for MBDA C22 targets, for U.S. Air Force MQM107 targets and for targets produced by the Italian company Galileo (formerly Meteor) for NATO forces in Europe.

6.1.5 MAIN INVESTMENT PROJECTS

There are currently four major worksites:

- At Bordes (Pyrenees Atlantic) in France, involving the construction of a new Turbomeca plant and the associated machine tool industrial resources,
- At Corbeil (Essonne) in France, involving the renovation of the production tool and the construction of a new office building,

[1] ESA : European Space Agency

- In Monroe, North Carolina, USA, with the construction of a part manufacturing plant, Turbomeca Manufacturing, intended to accompany volume growth and reduce Group exposure to U.S.$ denominated sales,
- In Belgium with the rationalization of the Techspace Aero plant in Milmort.

In addition to the above projects, Snecma Propulsion Solide is investing in the Haillan plant near Bordeaux, France, in four special CMC furnaces for the production of future components of carbon-based aviation pipes.

6.2 AIRCRAFT EQUIPMENT

	2007	2006	Change 2007/2006
Employee numbers	**21,242**	19,773	7%
Quantities delivered by family			
Landing gear	**1,125**	1,083	4%
Carbon wheels and brakes	**407**	377	8%
Power transmission	**1,674**	1,604	4%
A320 thrust reversers	**460**	399	15%
Key adjusted figures (in € millions)			
Revenue	**2,703**	2,644	2%
Profit from operations	**112**	197	(43)%
Free cash flow	**(171)**	(51)	-
Order backlog	**4,633**	3,977	17%
Orders recorded during the year	**3,396**	2,810	21%
Capital expenditure during the year	**128**	65	97%
Internally-financed R&D	**204**	234	(13)%
o/w R&D expensed	**103**	109	(6)%
Amortization/impairment of R&D	**3**	27	(89)%

Aircraft Equipment branch activities can be allocated to four key sectors with the following relative weights:

		Share of revenue	
Activity sector	Example products concerned	2007	2006
Landing systems	Landing gear, wheels and brakes, landing/braking control systems and related services	45%	43%
Nacelles and reversers	Nacelles and thrust reversers	24%	27%
Electrical systems	Wiring and electrical connection systems	22%	22%
Other equipment	Engine control systems and equipment, power transmission and other	9%	8%

SAFRAN Group is one of the world's leading aircraft systems and equipment suppliers, specializing in mechanical, hydro-mechanical and electromechanical equipment, including nacelles and thrust reversers, landing gear, wheels, brakes and associated systems, engine control systems, associated equipment, power transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The Aircraft Equipment branch also provides related maintenance, repair and overhaul (MRO) services and sells spare parts.

In 2007, adjusted consolidated revenue of the branch was €2,703 million, up 2.2%. This represented 25% of total adjusted consolidated revenue of the Group (excluding Broadband activities).

Aviation equipment markets are characterized by the significant use of the U.S. dollar as transaction currency.

During the year:

- Production rates for Airbus A320 single-aisle aircraft, fitted notably with SAFRAN thrust reversers, engine equipment, landing systems (landing gear and related systems), brakes and wiring, attained a record high of 32 aircraft per month and continue to rise (40 aircraft/month expected at the end of 2009).
- The Airbus A380, fitted with SAFRAN nacelles, landing systems (front landing gear) brakes and wiring, and powered by the Rolls-Royce Trent engine was brought into service by Singapore Airlines; the Airbus 380 version powered by the General Electric / Pratt & Whitney GP7200 engine obtained certification.
- The Boeing 787, fitted with SAFRAN landing equipment, wheels, brakes and wiring, rolled out of the workshop in July. Initially scheduled to be brought into service mid-2008, commissioning is now programmed for the third quarter of 2009.
- The Sukhoi Superjet 100 regional aircraft, fitted with SAFRAN landing and engine equipment, rolled out of the workshop in September.
- The development of the new Airbus A350-XWB is underway. The Group is well placed in competitive tenders currently in progress and has already won the tender for the main landing gear and all landing and braking management systems.

The branch continued to pursue the same general objectives in 2007:

- Consolidation of leading positions in the key equipment supplier businesses,
- Substantial investment in major derivative, new and future aircraft programs,
- Improving economic competitiveness, faced with the drop in the U.S dollar, its main billing currency, through constant improvements in productivity and processes (Action V) and by improving production organization and costs.

6.2.1 Landing gear: Messier-Dowty; Support services for landing gear, wheels, brakes and associated systems: Messier Services

6.2.1.1 Landing gear: Messier-Dowty

Messier-Dowty designs, produces and supports landing gear for civil and military aircraft and helicopters of all sizes. If requested by the customer, it also handles the integration of associated systems. Messier-Dowty provides technical assistance services and distributes the spare parts needed for its equipment.

- **Airbus landing gear division:** In 2007, Messier-Dowty delivered 367 leading gear systems to Airbus for the A320 family, 72 for the A330/A340 family, 9 for the A340-600 family and 5 for the A380.

  With respect to the A400M European program, landing gear trials continued normally at the Vélizy integration testbed.

  Messier-Dowty signed a contract with Airbus on December 4 for the supply of the main landing gear for the new jumbo jet, the A350-XWB. Delivery of the first series to the Toulouse assembly line is scheduled for the beginning of 2011.

- **Boeing and military landing gear division:** Messier-Dowty completed fitting the front landing gear on the first aircraft to roll off the Boeing 787 assembly line. It also continued the industrialization of the resin-injected woven composite struts which will replace metallic structural parts in the production aircraft, a first in this sector.

  Messier-Dowty received notification from Boeing of a new landing systems order to equip 24 new F-18 E/F aircraft.

- **Regional and business aircraft landing gear division:** Certification work on the landing system for Dassault Aviation's Falcon 7X was completed.

  Messier-Dowty delivered the landing equipment for the first Sukhoi Superjet 100 aircraft to the assembly line in Komsomolsk, Russia.

The construction of a second plant for the manufacture of landing system parts was completed in Suzhou, China, near Shanghaï and should be brought on-line in 2008.

6.2.1.2 Support services for landing gear, wheels, brakes and associated systems: Messier Services

Messier Services specializes in maintenance services for all Messier-Dowty and Messier-Bugatti products, as well as products made by competitors for all aircraft over 10 metric tons.

- The new Messier Services workshop in Quérétaro, Mexico, performed repair work on its first landing and associated systems.
- The Molsheim plant was approved by Boeing for the repair and maintenance of civil landing systems.
- Messier Services was selected to carry out major overhaul work on Airbus landing gear by British Airways (58 aircraft between 2007 and 2011), China Eastern (63 aircraft) and US Airways (111 aircraft).

6.2.2 WHEELS AND BRAKES, LANDING/BRAKING CONTROL SYSTEMS: MESSIER-BUGATTI

Messier-Bugatti designs, produces and supports aircraft wheels and carbon brakes. It also provides electronic and electro-hydraulic systems for aircraft braking, tire/brake/landing gear monitoring and landing gear steering systems.

- **Wheels and brakes:** Messier-Bugatti holds approximately 43.1% of the market for carbon brake-equipped aircraft (over 100 seats), equipping nearly 3,240 of the total fleet of approximately 7,500. In this sector, the fleet equipped by Messier-Bugatti increased by 420 aircraft in 2007 (Source: ACAS and SAFRAN).

  Messier-Bugatti won its first user contracts for the Boeing 737 New Generation, offering this type of aircraft its first carbon disk brakes.

  Work leading to the certification of the electrical brake selected for the Boeing 787 – the first commercial application of this new technology – continued under good conditions.

  The construction of a new wheels and brakes manufacturing plant in Walton, Kentucky (USA) was completed and the plant should be brought on-line at the beginning of 2008.

- **Braking/landing control systems and monitoring systems:** Messier-Bugatti is the sole supplier of systems for all Airbus aircraft, as well as all of Dassault's civil and military aircraft. 2007 was marked by the completion of development work on the A380 and A340/500-600 "High Gross Weight" programs and by the continuation of development work on the A400M and Falcon 7X.

  Messier-Bugatti was selected by Boeing at the beginning of 2007 to supply the tire pressure and brake temperature monitoring system for its new program, the B747-8.

  In the A350-XWB program, Messier-Bugatti won the contract for all landing and braking management systems. This contract includes strengthened integration for all corresponding landing and braking control functions.

6.2.3 NACELLES AND THRUST REVERSERS: AIRCELLE

The nacelle is composed of the engine fairing, the air inlet, the nozzle and the thrust reverser, which, as its name indicates, reverses the engine's thrust to help brake the aircraft. The thrust reverser represents approximately half the value of the nacelle.

Aircelle has two divisions and one subsidiary which group together programs and activities by market segment:

- **Large Nacelles:** In 2007, Aircelle delivered 11 full nacelles for the A380, 36 full nacelles for the A340-500/600 and 545 thrust reversers for the A330 (Trent 700 engine), A320 (CFL56 engine) and A340-200/300. The company also delivered nacelles for the first A318 aircraft powered by the PW 6000 engine, destined for Lan Airlines in Chili.
- **Small Nacelles:** In 2007, Aircelle delivered a total of 625 nacelle assemblies or sub-assemblies. In particular, the company delivered the first nacelle for the SaM146 engine flying testbed (Superjet 100 program).
- **Aerostructures** (SLCA subsidiary): These mainly consist of engine fairing for the A340-200/300 and A340-500/600 family and the NH90 helicopter.

Overall, nacelles and thrust reverses accounted for some 92% of Aircelle's activity in 2007.

In 2007, Aircelle continued measures to improve its operating production structures:

- Industrialization of large composite panels and reimplementation, on a just-in-time basis, of assembly and trial workshops for A380 nacelles,
- Increase in assembly and production rates for composite parts at the Nouasseur site in Morocco.

6.2.4 WIRING AND ELECTRICAL CONNECTION SYSTEMS: LABINAL

Through its subsidiary Labinal, the Group supplies electrical wiring systems and provides services and engineering for the aerospace and defense markets.

Wiring redesign and reinstallation work on A380 aircraft continued in Hambourg and Toulouse, to the satisfaction of Airbus.

The fitting out of the first production Boeing 787 was completed within the required time period. This involved the fitting of 1,239 electrical harnesses, for which Labinal is responsible from the design stage through to installation in the aircraft. Teams are in place in the United States, Mexico and Morocco to make any changes requested by Boeing in aircraft 1 to 7 and enable a rapid step-up in program production rates.

Labinal made its first electrical wiring delivery for the nose section of the A400M military transport aircraft.

Service and engineering activities, which extend from the design of installation plans up to test trials and onboard installation prior to delivery to airlines, generate approximately 30% of revenue. Service activities have been grouped together within a new operating division "Labinal Services", in order to offer customers a comprehensive range of services.

Labinal was selected to provide technical assistance for A400M in-flight trial installations.

The company relocated its head office from the Paris region to Toulouse. The construction of a new extension to the Chihuahua plant in Mexico was launched to accommodate new electrical activities transferred from Europe and the United States.

6.2.5 ENGINE CONTROL SYSTEMS AND EQUIPMENT AND POWER TRANSMISSIONS: HISPANO-SUIZA

Hispano-Suiza designs, produces, markets and supports a wide range of control systems, power transmissions and equipment for civil and military aircraft engines. It customers are primarily Group companies.

In the Power transmissions sector, Hispano-Suiza successfully continued the development of its new products for Rolls-Royce (BR 7xx family), Eurocopter (EC175) and Snecma (TP400).

In the control systems sector, the first control system for the TP400 engine which will power the A400M military transport aircraft and for the SaM146 engine that will power the Sukhoi regional transport aircraft were delivered to Snecma and commenced test trials. In addition, Hispano-Suiza in conjunction with its partner BAe Systems (JV Fadec International) continued to develop the different versions of the Fadec 3 control system for Snecma and General Electric engine programs.

The company continued research and development work in the "more electric" sector, concentrating notably on the Copper Bird^{TM} integration testbed developed as part of the POA European research program and on Power Electronics technology innovations studied within SPEC (SAFRAN Power Electronics Center). The aim of this work is to test the aircraft and engine technologies expected on the market towards 2015.

The Polish subsidiary Hispano-Suiza Polska continued to expand in response to both Hispano-Suiza's own power transmission needs and those of other Group subsidiaries for mechanical parts (notably Techspace Aero).

6.2.6 OTHER ACTIVITIES

6.2.6.1 Engineering: Teuchos

Teuchos supplies engineering services to the aviation and automobile markets.

SAFRAN Aerospace India in India and Teuchos Maroc, which finished setting up in Casablanca, attained 373 and 90 employees respectively at the end of the year.

6.2.6.2 Connectors: Cinch Connectors Inc.

Cinch Connectors Inc. designs, manufactures and markets connector and connection system ranges for the commercial vehicle market, and for certain segments of the aviation, defense, telecommunications and computer markets.

6.2.6.3 Small electric motors: Globe Motors

Globe Motors designs, produces and markets a wide range of precision electric motors and actuators.

6.2.6.4 Aircraft ventilation systems: Technofan

Through its 60.7%-owned subsidiary, Technofan (listed on Segment C of Euronext Paris, where the remaining shares are publicly traded), the Group designs, manufactures and markets ventilation systems for aircraft cabins, avionics and brake cooling systems for commercial and military aircraft and helicopters.

Technofan was selected to supply aircraft cabin ventilation systems and avionics for the new Boeing B747-800, passenger and cargo versions, as well as aircraft cabin ventilation systems for the A350-XWB.

6.2.6.5 Hydraulic filters: Sofrance

Sofrance manufactures and markets a wide range of filtration systems for fuel, lubrication, air and hydraulic applications.

Sofrance was selected by Airbus to supply, as secondary "after-sales" supplier, cabin air filters for the A380.

6.3 DEFENSE SECURITY

The SAFRAN Group Defense Security Branch mainly consists of two entities, Sagem Défense Sécurité and Sagem Sécurité. Sagem Sécurité was formed by the spin-off of the security activities of Sagem Défense Sécurité on June 30, 2007, separating them from Defense activities within the branch.

The following table presents the consolidated figures of the Defense Security branch.

	2007	2006	Change 2007/2006
Employee numbers	**9,917**	9,412	5%
Quantities delivered by family (delivery)			
Payment terminals	**740,000**	580,000	28%
Biometric terminals	**87,000**	82,000	6%
Key adjusted figures (in € millions)			
Revenue	**1,548**	1,445	7%
Profit from operations	**72**	(101)	
Free cash flow	**(8)**	53	(115)%
Order backlog	**1,558**	1,666	(7)%
Orders recorded during the year	**1,667**	1,551	8%
Capital expenditure during the year	**57**	63	(10)%
Internally-financed R&D	**120**	103	17%
o/w R&D expensed	**117**	94	25%
Amortization/impairment of R&D	**1**	16	(94)%

Defense Security branch activities can be allocated to three key sectors with the following relative weights:

Activity sector	Example products concerned	Share of revenue 2007	Share of revenue 2006
Navigation	Gyros and inertial units, navigation sensors	33%	34%
Optronics	Infantry soldier systems, sight programs, UAVs	27%	29%
Security	Security systems, secure terminals, smart cards	40%	37%

In 2007, adjusted consolidated revenue of the branch was €1,548 million, up 7.1%. This represented 14.3% of total adjusted consolidated revenue of the Group (excluding Broadband activities).

The majority of the branches activities are denominated in euros.

6.3.1 SAGEM DEFENSE SÉCURITÉ

Sagem Défense Sécurité operates in France and abroad via its main subsidiaries, Sagem Avionics Inc. (USA), Vectronix AG (Switzerland) and Vectronix Inc. (USA) and its investments in Sofradir and Ulis. Acting on its own account or on behalf of third parties it is involved in all activities, products and services relating to general electricity, radioelectricity, electronic, optic, cryptology and mechanic applications in the civil and military aviation and defense sectors.

Sagem Défense Sécurité is organized into two divisions for operational purposes: the Sagem Avionics Division and the Sagem Optronics and Defense Division.

Sagem Avionics Division

The Sagem Avionics Division specializes in navigation technologies and develops and manufacturers a wide range of equipment extending from small vibrating gyros for vehicles or light weapon systems to precision navigation sensors for nuclear submarines. This product offering responds to an extensive range of applications for all types of platform and also encompasses comprehensive navigation systems: vehicles and combat ships, aircraft, helicopters, UAVs and guided weapon systems. From equipment to systems supplier, the Sagem Avionics Division covers the entire airborne avionics chain, applying its expertise to an entire project for the modernization of civil or military aircraft.

- **Navigation**

The navigation business grew in 2007, both in terms of orders received and deliveries, with over 400 inertial units delivered during the year.

- **AASM (Modular Air-Ground Weapons System)**

The decametric version of the Air-Ground Weapons System (AASM) received certification at the end of the year after numerous successful test shots. The first shot of the metric version was successfully completed in the fourth quarter. The first two production batches of the decametric version comprising 48 missiles were delivered.

- **Seekers and OSF (front-sector optronics system)**

The production of MICA seekers continued at a satisfactory rate, with the 1,000 deliveries milestone reached in November 2007.
900 Mistral seekers were ordered by MBDA and the production line was restarted to enable deliveries in 2008. A new version of this seeker (Mistral RMV) is currently being studied.

- **Modernization**

The development of the Moroccan F1 modernization program in partnership with Thales through the joint venture Astrac, continued on schedule.
The Egyptian Mirage 5 modernization program, Horus, progressed satisfactorily, with deliveries scheduled for 2008.

- **Aircraft information systems**

The first A380 system (NSS) is now in operation in Singapore Airlines and has operated satisfactorily since implementation. Following certification, the V4 version of the SLPRM mission preparation system was brought into operation for the Rafale F1.

- **Safe and Secure**

This activity was generally buoyant in 2007, with an increase in deliveries in both the Automatic Pilot and actuator sectors.

Sagem Optronics and Defense Division

The Sagem Optronics and Defense Division specializes in thermal optronic technologies and proposes a comprehensive range of equipment and systems extending from night vision goggles to periscopes on nuclear submarine and including "optronic gimballed pods" for aircraft and weapon systems. The Division also offers a comprehensive range of infrared equipment for detection, warning, self-protection, terminal guidance, tracking and surveillance, sighting, and fire control. Optronic applications cover the air-ground defense, naval air defense, aviation and space sectors.

- **Land warfare systems**

The FELIN program (infantry soldier system) continued in accordance with the contractual schedule. Following the delivery of the first prototypes at the end of 2006, 30 pre-production systems were made available to the customer in 2007 enabling the 13th "Chasseurs Alpins" Battalion to perform a series of initial appraisals in operational conditions.
As part of a prospecting exercise (Phoenix) organized by the French Army and the French Defense Procurement Agency, Sagem Défense Sécurité tested to the customer's satisfaction the military impact of digitalization and information technologies at the smallest tactical level (infantry section). This exercise enabled Sagem Défense Sécurité to highlight the quality of its different Terminal Information Systems (Syx, SITEL and SITCOMDé) in conjunction with the Felin system.
The development program for forty prototype systems for the Swiss soldier modernization program (IMESS) was awarded by the Swiss army on November 26, 2007 to EADS Defence & Security Systems GmbH as prime contractor and Sagem Défense Sécurité as principal sub-contractor.

- **Sight equipment program**

Deliveries of helicopter sight equipment continued in Germany and Australia. New orders were received for a version of STRIX fitted with a laser designator for HAD helicopters.
With respect to gyrostabilized pods, Sagem Défense Sécurité received the first orders for the retrofit of the Dauphin for the French navy. Deliveries of land sights to India (Arjun program) and of PT91s continued.
Airborn thermal camera activities (e.g. MATIS) continued, despite significant delays in obtaining export authorizations (CIEEMG).
In the marine sights sector, the optronic masts contract for Barracuda submarines was awarded to Sagem Défense Sécurité by DCNS.

- **UAV program**

With over 600 flights, the Sperwer UAV confirms its key role in ensuring the security of troops operating out of Kandahar in Afghanistan.
The STDI is deployed in Kosovo since the end of 2007 to the satisfaction of the armed forces command.

- **LMJ and REOSC Optic program**

A production schedule is currently being renegotiated following the cut in the number of production lines from 30 to 22 by CEA. The first infrastructure was inaugurated in Barp near Bordeaux, to the satisfaction of the customer. The number of REOSC orders received increased and the development and production of segmented mirrors for ELT was a success.

- **Information System Security (ISS)**

Encrypted telephone sales recorded growth in the export market. Growth potential in the territory and border surveillance systems sector was confirmed.

Sagem Défense Sécurité subsidiaries and investments

Sagem Défense Sécurité subsidiaries enjoyed significant growth during the year, recording an average growth rate of 6%. Vectronix AG continued to develop, manufacture and market optronic products and primarily binoculars (Vector, Jim LR, etc.) in Europe and in North America through its subsidiary Vectronix Inc. Similarly, Sagem Avionics Inc. enjoyed several wins in the marketing and maintenance of automatic pilot systems for helicopters, activators and onboard data acquisition and processing modules (ACMS). The Gulfstream II cockpit system undertook its first certification flight.

Sofradir (40% associate of Sagem Défense Sécurité) continued to develop and manufacture highly sensitive infrared sensors for inclusion in high definition thermal cameras for the majority of major markets in Europe, the USA and Asia. Via Ulis, a subsidiary of Sofradir, sales of non-cooled infrared sensors (specific micro bolometer technology) continued to increase at a substantial rate of over 15% during the year.

Markets and the competition

The main competitors of Sagem Défense Sécurité, which are also often its customers or partners, are essentially European groups such as Thales, EADS, BAe Systems, MBDA, Finmeccanica, Saab AB, Alenia, Dassault or DCNS and potentially other highly respected logistic agents and equipment and system suppliers operating in the international defense sector and primarily originating from the USA, Israel, Russia, China, India, South Korea, South Africa, Canada and Brazil.

Main partnerships

The main partnership is Astrac, a joint venture owned 50/50 by Sagem Défense Sécurité and Thales Systèmes Aéroportés, which carries out combat aircraft modernization programs in France and abroad.

New partnerships and cooperations are currently under review, notably in Russia with Ural Optical & Mechanical Plant and with JSC RPKB (Ramenskoye Design Company), subject to approval by the relevant state authorities and in India with Hindustan Aeronautics Limited.

Key current programs and program families and programs under development and key investment projects carried out during the year or in progress

Sagem Défense Sécurité continued to invest heavily in research and development, notably with respect to its navigation, AASM and FELIN programs and other sight and camera programs as detailed above.

Sagem Défense Sécurité Industrial Management launched a Multi-year Optimization Plan targeting its industrial structure and seeking to adapt the company's industrial facilities both in France (primarily via the transfer of the Massy and Montluçon sites) and abroad.

6.3.2 SAGEM SÉCURITÉ

Sagem Sécurité organizes its activities and those of its controlled subsidiaries and primarily Sagem Orga GmbH (Germany), Sagem Monetel SAS (France), Sagem Denmark A/S (Denmark) and Sagem Morpho Inc. (USA), around two main complementary areas of expertise: identification management and flow management

Identification primarily consists of recognizing individuals and providing them with documents evidencing their identity and the rights to which they are entitled. Civil registration (delivery of passports or identity cards), electoral (voter cards), driving license, visa and health smart card (Vitale card in France) systems all fall into this category. Individual identification applications are also used by criminal and scientific police forces (Interpol and victim recognition after disasters) or for access control (with or without badges). Identification may also concern objects and notably vehicles, with road safety (speed-camera program), crime prevention and access control (automatic reading of license plates) applications.

The issue of secure identification documents or implementation of other recognition methods enables transaction flows resulting from the effective exercise of rights to be managed: border crossings enabled by a secure passport – and potentially a visa -, participation in elections, receipt of social benefits, access entitlement to a telephone network evidenced by a SIM card (Subscriber Identity Module). Protecting both the holder of the right and the party against which the right is enforced, the transaction is authenticated and may not therefore by repudiated, which is notably important for transactions of a financial nature (bank card or e-commerce payments).

Sagem Sécurité and its subsidiaries provided their solutions (products and services) in the following main sectors in 2007:

Security systems
This activity is global. Outside France, activities are primarily concentrated in the United States where they are carried out by the subsidiary Sagem Morpho Inc. and in Colombia (renovation of the civil register), the United Kingdom (IAFS+ visa system, AFIS Ident1 police system, IRIS airport border control system), in the United Arab Emirates (identity card system) and in Venezuela (conversion of Interior and Justice Ministry forms) where they are carried out directly by Sagem Securité. In France, sales notably concerned the FAED project (Interior Ministry Automated Fingerprint File), the VISABIO project (French biometric visa project, part of the European BMS project) and the VITAL card personalization project for the SESAM VITALE EIG.

Secure terminals

Growth was strong for payment terminal orders and revenue (over 60%), primarily recorded by the subsidiary Sagem Monetel, while the performance of the other sectors was moderate (gaming terminals, access control systems and Transport department products).

At the end of the year, the SAFRAN Executive Board approved the agreement between Sagem Sécurité and Ingenico to combine their payment terminal activities, giving birth, at the beginning of 2008, to a world leader in the electronic payment solutions sector. Under the terms of this agreement, Sagem Sécurité becomes the leading shareholder in the new entity, with 25% of shares outstanding after the transaction. Sagem Sécurité will support the development of the new entity and will seek to develop synergies with its global security solutions technologies.

Cards

Card activities are primarily carried out by the subsidiary Sagem Orga GmbH and its own subsidiaries. A net turnaround was achieved in 2007 with growth of 33% in orders, 24% in revenue and a return to profitability. With over 2,000 employees worldwide, four R&D centers and production sites in the main high-growth regions (Europe, India, Brazil, Russia, China), Sagem Orga considerably strengthened its positions by reorganizing its sales networks in all regions, rationalizing its production sites and R&D centers and capitalizing, in the identity systems sector, on synergies with Sagem Sécurité. This outcome is attributable to the recovery plan, launched and provided in the accounts at the end of 2006, which was able to renew the confidence of customers.

Markets and the competition

Sagem Sécurité and its subsidiaries occupy a leading position in the following sectors:

- *Biometric systems* (N°1 worldwide in AFIS - Automatic Fingerprint Identification Systems – with a market share of 48%, according to Lehman Brothers' "Security Industry Annual 2006"),
- *Digital fingerprint terminals* (among the top three worldwide according to the "World Biometrics Market" study published by Frost & Sullivan in 2007),
- *Payment terminals* (N°4 worldwide in 2006 for payment terminals according to "The Nilson Report" published in December 2007; the agreement signed in 2007 between Sagem Sécurité and Ingenico creates a world leader in this sector),
- *Smart cards*: Sagem Orga is the number four player worldwide in the smart card market (source: Gartner Group, 2007).

The company's main competitors are Thales, EADS, Unisys and IBM for major national identity card and border control programs, NEC, Motorola and Cogent Systems for digital fingerprint recognition biometric solutions, L-1 Identity Solutions for biometric terminals, Cognitec for face recognition biometric solutions, Hypercom and Verifone for payment terminals and Gemalto, Oberthur Technologies and Giesecke & Devrient for smart cards.

6.4 COMMUNICATIONS

The Communications branch was reorganized in 2007: Sagem Communications transferred its mobile phone and Broadband communication businesses to two companies which were renamed Sagem Mobiles (mobile phone business) and Sagem Communications (Broadband communications). The parent company, which became a holding company, was renamed Sagem Télécommunications. These operations were performed on August 1, 2007 with retroactive effect from January 1, 2007.

At the end of 2007, in order to enable Sagem Communications to be a major player in a market undergoing consolidation, SAFRAN decided to sell this company to The Gores Group, which is better placed to ensure its development. Under this transaction, which was finalized on January 25, 2008, SAFRAN retains a temporary minority interest in Sagem Communications, which will no longer be included in the SAFRAN Group in 2008.

In 2007, adjusted consolidated revenue of the Communications branch was €1,832 million, down 15% on the 2006 figure of €2,167 million. The Mobile phone business generated revenue of €656 million and the Broadband Communication business generated €1,176 million.

The following table presents consolidated figures for the Communications branch (including Broadband).

	2007	2006	Change 2007/2006
Employee numbers	**9,878**	10,228	(3.4)%
Key adjusted figures (in € millions)			
Revenue	**1,832**	2,167	(15.5)%
Profit from operations	**(91)**	(176)	+ 48.3%
Free cash flow	**(38)**	(295)	+ 87.1%
Order backlog	**N/A**	N/A	
Orders recorded during the year	**2,254**	2,693	(16.3)%
Capital expenditure during the year	**27**	41	(34.1)%
Internally-financed R&D	**163**	189	(13.7)%
o/w R&D expensed	**151**	132	+ 14.4%
Amortization/impairment of R&D	**18**	102	(82.3)%

The following table presents consolidated figures for the Mobile phone division and the holding company Sagem Télécommunications.

	2007	2006	Change 2007/2006
Employee numbers	**3,328**	4,142	(19.6)%
Quantities delivered by family			
Mobile phones (excluding modules)	**11,692,000**	17,178,000	(31.9)%
Key adjusted figures (in € millions)			
Revenue	**659**	958	(31.2)%
Profit from operations	**(134)**	(181)	+ 25.9%
Free cash flow	**(92)**	not published	
Order backlog	**N/A**	N/A	
Orders recorded during the year	**685**	1 176	(41.7)%
Capital expenditure during the year	**3**	not published	
Internally-financed R&D	**71**	110	(35.4)%
o/w R&D expensed	**71**	65	+ 9.2%
Amortization/impairment of R&D		96	

In 2007, adjusted consolidated revenue of the Mobile phone Division and the holding company Sagem Télécommunications was €659 million, down 31.2%. This represented 6% of total adjusted consolidated revenue of the Group (excluding Broadband activities).

The majority of these activities are denominated in euros.

6.4.1 MOBILE PHONES DIVISION

Markets and products

Adjusted consolidated revenue of the Mobile phones division (including Sagem Télécommunications) was €659 million in 2007, compared to €958 million in 2006. This decrease, despite a contribution of €24.4 million from the partnership with Sony Ericsson, is mainly due to a fall in the number of handsets from 17.18 million mobile phones delivered in 2006 to 11.69 million in 2007 and a slight decrease in the average price of handsets sold on 2006. Approximately 60% of revenue is generated outside France.
2007 was a year of contrasts: the first six months were difficult due to a product portfolio referenced by few of our major customers and high inventory levels at the end of 2006. As such, a substantial loss from operations was recorded for this period. However, the new organizational structure implemented in the first quarter and the strategy of launching innovative products enabled a two-fold increase in volumes in the second half of 2007 and an improvement in results in this period traditionally more buoyant from commercial standpoint.

Sagem Mobiles Business Group

In France

Our market share in France increased significantly in the second half (estimated at 17% in November and December) thanks to the success of our pre-paid packs and notably the "my220X" referenced by all operators and MVNOs. This product became the number 1 bestseller in France mid-November. Our GSM+WiFi UMA product was sold with the Orange Unik offering and an extensive Christmas advertising campaign highlighted our latest 3G product (referenced by both SFR and Orange) launched in the second half of the year. Several brand products were launched in France: Roland Garros, Porsche Design P'9521, Façonnable, Lulu Castagnette and Lands of Rugby. Volumes were satisfactory for certain brands but remained below initial objectives overall.

In Western Europe

After a difficult first six months the situation improved thanks to the success of the my150X/my220X/VF226 family, enabling 2G volume objectives to be attained, even if the portfolio remains focused on entry-level products. We must capitalize in 2008 on this success, which enabled us to deliver substantial volumes in all countries, to both traditional (Vodafone, Orange UK, TIM in Italy, T-Mobile Germany and UK) and new (O2 and E+ in Germany) customers.
Despite being referenced by the majority of our major customers in Europe, sales of the my850C/V 3G handset remain below objectives.
The my411C Oxbow was successfully launched by T-Mobile in the Netherlands. The marketing of the Porsche Design mobile phone in Europe remains an important challenge for 2008, due to the need to develop specific sales channels, a process which is taking longer to implement than initially expected.

In Eastern Europe / Africa / Middle East

Revenue and volume objectives for the 2G BU were exceeded, with 2.1 million units sold. This performance is mainly due to the success of the "Voice" my150X/my220X/VF226 segment and our entry-level camera-equipped products (my411X in particular).

Conversely, this region reported few my850C sales outside Romania and Russia, despite being referenced in several Eastern European countries. Sales levels remain low due to more limited roll-out of 3G technology in these countries.

In the Brand products sector, the Porsche Design mobile phone was successfully launched in the United Arab Emirates and Russia. Sales levels are encouraging but remain, once gain, below objectives. New distribution channels are being actively sought, together with new countries opening up to competition in 2008.

In the Americas

Volumes were extremely low in the second half of the year as a direct result of the cessation of activities in Brazil and our desire to reduce sales of bargain-basement entry-level products in this region where prices are extremely low. This segment represents 85% of demand. Limited quantities of mid-range products were delivered to Venezuela, Peru and Porto Rico.

In the Asia-Pacific region

Sales at the end of 2007 represented 800,000 mobile phones delivered (excluding China) and were particularly high in Australia, while sales in India, hindered by the repositioning of our strategy, were insufficient to attain objectives. The fourth quarter was marked by the launch of our partnership with Vodafone India and notably the first VF226 FM orders. Due to the absence of Chinese versions, few 3G products were sold.

Test trails for our handset with NFC-enabled payment (Near Field Communication), were organized with the Taiwan operator, Fareastone, following trials already performed in Europe in 2007 (France, Italy).

The launch of the Porsche Design product was successful in Hong Kong, Taiwan, Thailand and Australia thanks to an astute choice of luxury distribution channels

Finally, sales volume in 2007 to our major operator group customers (Vodafone, Orange and T-Mobile) was slightly higher than in 2006.

In particular, the my411X and my411CV obtained good results with Vodafone, as did the VF226 launched in over 22 countries and which should attain the 2 million handsets delivered milestone six months after launch. Vodafone selected Sagem for the entry-level Vodafone Live product for 2008.

We enjoy a strong presence in the Orange catalogue with on average eight different products each quarter and a marked intention to include more top-of-the-range products. The new Sagem design approach recently illustrated by the my220X and my511X is particularly appreciated and was rewarded by the major commercial success of both products. Sagem Mobiles accompanied Orange's convergence strategy with the launch of a GSM+WiFi product marketed both on a stand-alone basis and as part of a LiveBox package (the two products were matched to optimize the user experience; Sagem Mobiles was the only supplier for this offering in 2007).

Finally, after a difficult start to the year, our figures with T-Mobile improved considerably, thanks in particular to the referencing of the my220X in the fourth quarter and substantial volumes recorded in Germany. We confirmed the selection of the my220X and my511X for the first quarter in 2008, indicating a strong and stable commercial relationship with T-Mobile.

Sales of accessories benefited this year from Brand products which extended the product range. Sales increased in France on 2006 but remained limited elsewhere.

With regard to test tools, sales were concentrated on the Chinese market due to delays in the release of the OT 3G handset and in the launch of DVBH technology. New markets are currently being identified and will enable the development of this activity in 2008.

ODM[1] and Partners Business Group

In 2007, the activities of this Business Group focused on the development of our partnership with Sony Ericsson (SEMC) and the supply of an ODM[1] product to the Vodafone Group (my226V).

Sony Ericsson partnership (SEMC)

- Development and production:
  Two products are currently in the development and industrialization stage, with production programmed for our new Chinese plant. Several other products will follow during the next three years.
- Use of the software and associated technologies license:
  A transfer plan was launched in 2007 in respect of this agreement, which grants Sony Ericsson access to rights and licenses for our technology and associated software. Several major stages have already been completed.
- Joint Development Agreement:
  SEMC and Sagem decided to combine their efforts to develop a new generation platform.

Partnership with Bird

Following the decision to develop our 2G and 2.5G products in China, Sagem Mobiles bought out the share held by our Chinese partner, Bird, in NSBRD, in order to create a wholly Sagem R&D center. This new entity, Sagem Mobiles R&D (Ningbo), SMRDN, exists in its new form since January 2008 and had 350 employees when it was formed.

6.4.2 BROADBAND DIVISION

2007 revenue totaled €1,173 million, compared to €1,209 million in 2006. The sale of Sagem Communications, housing Broadband activities, to The Gores Group was completed in January 2008.

The Broadband Division comprises four activities:

Printer terminals

Some 1,603,000 terminals were delivered in 2007, compared to 1,363,000 in 2006.
This growth was primarily driven by the Professional Fax department and in particular the success of the new Soho (LFX) range.
The Retail department maintained volumes overall, with initial results in emerging countries offsetting the downturn in the European market.
The downturn in the photograph printer market was offset by the marked increase in sales of digital photoframes, also delivered under the Agfaphoto brand.

[1] ODM: Original Design Manufacturer

Residential terminals

Sales of residential access terminals fell substantially from 5,445,000 in 2006 to 3,350,000 in 2007: the market for entry-level products fell significantly and low-margin projects were discontinued. However, the share of higher added-value residential gateways increased, generating a marked improvement in profitability.
Sales of wireless phones increased from 1,294,000 in 2006 to 1,568,000 in 2007. Thanks to the new range of higher added-value products (Wideband, Slim, etc.) developed at the end of 2006, this activity enjoyed a return to profit.

Digital Television set-top boxes

Sales in the set-top box sector recorded a further marked increase from 2,162,000 in 2006 to 2,404,000 in 2007.
The position of European leader established in 2006, in particular in MPEG4 technology, was confirmed in 2007.
An agreement was signed with France Télécom and Thomson in December 2007 to create a joint venture named HNSA (Home Network Software Applications). The aim of this company is to develop a software standard for set-top boxes and residential gateways.

Systems and partnerships

2007 was primarily marked by the substantial growth of the radio-relay market and our corresponding activities.
The signature of a strategic partnership agreement with Alcatel-Lucent for the joint development of a landline-mobile convergence solution enabled Sagem to be selected by Vodafone for our 3G "FemtoCell" convergence solution.

6.5 GROUP BACKLOG

On a comparable Group structure basis, orders recorded in 2007 are up 8% on 2006 at €13 billion, compared to €12 billion in 2006, excluding Broadband activities.

The orders are made up of firm orders valued at market conditions.

6.6 SUB-CONTRACTING

In the same way as other industrial groups, SAFRAN uses sub-contractors, which fall into three general categories:

- Cooperation sub-contracting, consisting of activities entrusted to major partners at the request of the customer,
- Specialty sub-contracting of activities for which the Group does not possess the necessary expertise, for technical or economic reasons,
- Capacity sub-contracting, corresponding to the maximum sizing of Group production and development, founded on cyclical aspects of activities.

As indicated in Section 17.1.1, temporary staff represented less than 10% of Group employees in 2007 and was primarily employed in the Aircraft Equipment and Communications branches.

6.7 CONSTANT IMPROVEMENT PROCESS: ACTION V

In a bid to provide a permanent response to the need to improve competitivity, SAFRAN Group implemented a constant improvement approach in 1994, entitled ACTION V.

6.7.1 PROJECT-BASED STRUCTURE

The Action V approach is founded on a project-based structure: over 250 major projects exist across all Group companies.

Each company has a specific Action V structure which is responsible for monitoring the progress of selected projects. An Action V central department coordinates and ensures the consistency of the overall system.

Improvement projects cover all Group processes and focus on six levers:

- **Purchases** (cost reduction, concentration of purchases in the dollar zone and emerging countries, development of Group purchasing synergies);
- **Sales** (search for high potential and high added-value activities);
- **Production** (process optimization, cycle and cost reduction);
- **Industrial facilities** (development of facilities and production in the dollar zone and emerging countries);
- **Product development** (cycle and cost reduction);
- **Overheads** (development of Group synergies).

6.7.2 OBSERVED RESULTS

This approach has demonstrated its success and effectiveness over the years. For aviation activities alone, increases in sales volume and Action V gains during the period 2004-2007 offset the depreciation in the U.S. dollar.

The positive annual impact of this approach at profit from operations level is in excess of 2% of consolidated revenue per year.

This overall result is attributable to the performance of projects focusing on each of the six levers as demonstrated by the following examples:

- Between 2006 and 2007, the percentage of **purchases** performed in the dollar zone and emerging countries increased from 31% to 38%;
- Improvements in the **production** process enabled the manufacture cycle for the CFM56 engine to be reduced from 54 to 16 weeks, with a 3% cut in costs each year. Over the same period, the manufacture cycle for carbon brakes was reduced from 42 to 20 weeks, with an annual cost reduction of 3%;
- As part of the adaptation of its **industrial facilities**, SAFRAN will inaugurate in 2008 ten new sites or extensions in the dollar zone (two in the USA and two in Mexico) and emerging countries (three in China, one in India, one in Morocco and one in Poland);
- Between 1996 and 2006, **product development** improvements enabled a reduction in market launch cycles for the CFM56 from 42 to 36 months and for brakes from 30 to 14 months. At the same time, development costs were reduced by 30% for the CFM56 and 20% for brakes.

7 ORGANIZATIONAL CHART

The simplified organizational chart of the main SAFRAN Group subsidiaries as of December 31, 2007 is as follows:


SAFRAN
AEROSPACE PROPULSION
AIRCRAFT EQUIPMENT
DEFENSE SECURITY
COMMUNICATIONS
100 %
* SNECMA (F)
100 %
* SNECMA SERVICES (F)
100 %
SNECMA SERVICES BRUSSELS (Belgium)
50 %
POWERJET (F)
50 %
CFM International SA. (F)
50 %
CFM International Inc. (US)
100 %
SHANNON ENGINE SUPPORT Ltd (Ireland)
100 %
* SNECMA PROPULSION SOLIDE (F)
100 %
* TURBOMECA (F)
100 %
MICROTURBO (F)
TURBOMECA USA, Inc.(US)
100 %
51 %
* TECHSPACE AERO (Belgium)
50 %
EUROPROPULSION (F)
100 %
MESSIER-DOWTY International Ltd (GB)
68.1 %
31.9 %
MESSIER SERVICES International (F)
100 %
* MESSIER SERVICES SA (F)
3.4 %
* MESSIER DOWTY SA (F)
96.6 %
100 %
* MESSIER-BUGATTI (F)
60.7 %
TECHNOFAN (F)
100 %
* LABINAL (F)
100 %
* HISPANO-SUIZA (F)
52.7 %
* AIRCELLE (F)
47.3 %
100 %
* TEUCHOS (F)
100 %
SAFRAN USA, Inc. (US)
100 %
CINCH CONNECTORS Inc. (US)
100 %
GLOBE MOTORS Inc. (US)
100 %
* SAGEM DEFENSE SECURITE (F)
100 %
* SAGEM SECURITE (F)
100 %
SAGEM ORGA GmbH (Germany)
100 %
SAGEM MONETEL (F)
100 %
SAGEM DENMARK A/S (Denmark)
100 %
SAGEM AVIONICS Inc. (US)
100 %
SAGEM NAVIGATION GmbH (Germany)
100 %
VECTRONIX AG (Switzerland)
100 %
SAGEM TELECOMMUNICATIONS (F)
100 %
* SAGEM COMMUNICATIONS (F)
100 %
SAGEM TUNISIE SARL (Tunisia)
100 %
* SAGEM MOBILES (F)
50 %
NINGBO BIRD SAGEM ELCTRONICS Co. Ltd (China)

* N.B. Level 1 subsidiaries are the most important subsidiaries in their business sector and report on their operations to the head company of the Group (Chapter 25). The list of consolidated companies is presented in Section 20.1.5.
Principal missions:
SAFRAN and the main financial flows between SAFRAN and its subsidiaries are presented in Section 20.4.

8 REAL ESTATE, PRODUCTION PLANTS AND EQUIPMENT

The head office of SAFRAN is located in Paris, France

The Group exercises its activities from research, production, repair and maintenance and administrative centers located in over 500 sites around the globe. The following table presents a selection of these sites, satisfying the criteria of a minimum headcount of 30 employees.

The headcount was selected as a consistent common indicator of size, given the production, research and development and technical support activities of the Group. The productive capacity of the last two activities is also provided via the number of employees and the concept of utilization rate does not appear relevant.

O: Owner - T: Tenant - FL: Finance Lease

Company	Site	Activity	Employee numbers as of 12/31/2007	Occupation
SAFRAN	Paris 15th - France	Group headquarters	391	O
SAFRAN Informatique	Malakoff - France	Computing	203	O
SAFRAN Conseil	Evry - France	Advisory services to Group companies	30	O
AEROSPACE PROPULSION BRANCH		**Total employee numbers**	**21,259**	
Snecma	Evry / Corbeil - France	Aircraft parts machining and assembly, military engine sales and marketing	3,304	O
Snecma	Villaroche - France	Jet engine design, assembly and testing and civil engines sales and marketing	3,019	O
Snecma	Gennevilliers - France	Aircraft parts forging, casting and machining Snecma	1,804	O
Snecma	Vernon - France	Design and production of rocket engines	1,192	O
Snecma	Le Creusot - France	Turbine disk machining	200	O
Snecma	Evry / Courcouronnes - France	Headquarters	108	T
Snecma	Istres - France	Flight testing of prototype engines and rocket engine tests	61	T
Snecma - SMA	Bourges - France	Headquarters and manufacturing	65	T
Snecma - Smartinvest-Smartec	Moscow - Russia	Holding company, design office	59	T
Snecma Propulsion Solide	Le Haillan - France	Headquarters, Solid propulsion for Ariane and missiles, thermostructural composites	1,206	O
Snecma Services	Saint Quentin en Yvelines - France	Aircraft MRO (engines)	780	O
Snecma Services	Châtellerault - France	Military engines, parts and modules and civil engines	688	O
Snecma Services	Montereau / Melun - France	Headquarters — Customer service	652	O
Snecma Services	Brussels - Belgium	Civil engines MRO	227	T
Snecma Services	Chengdu - China	Civil aircraft engines MRO	149	O
Snecma Services	Casablanca - Morocco	Aircraft engines MRO	135	T
Snecma Services	Miami - USA	Repair of engine parts	122	T
Techspace Aero	Milmort / Herstal - Belgium	Headquarters, Aerospace production, testbed design and jet engine testing	1,432	O
Techspace Aero - Cenco Inc.	Minneapolis - USA	Testbed engineering	41	T
Turbomeca	Bordes, Bezons - France	Headquarters, gas turbine design, manufacture and testing	2,561	O
Turbomeca	Tarnos - France	Production of mechanical components for and maintenance of helicopter engines	1,357	O
Turbomeca	Grand Prairie - USA	Maintenance of delivered engines and delivery of spare parts	364	O
Turbomeca	Mezières - France	Equipment and testbeds	308	O
Turbomeca	Stanton-Bonaero – South Africa	Production and repair of helicopter engines	255	T
Turbomeca	Rio de Janeiro - Brazil	Design, manufacture, purchase-sale and maintenance of turbo engines	254	O
Turbomeca	Montreal - Mirabel - Canada	MRO of gas turbines and aircraft equipment and all work on helicopters	115	T
Turbomeca	Bankstown - Australia	Marketing and customer care	107	T
Turbomeca - CGTM	Uzein - France	Helicopter services	67	O
Turbomeca - Microturbo	Toulouse - France	Manufacture of low-thrust turbine engines	459	O
Turbomeca - Microturbo	Fareham – U.K.	Marketing and customer care	168	O
AIRCRAFT EQUIPMENT BRANCH		**Total employee numbers**	**21,215**	
Aircelle	Le Havre / Gonfreville - France	Design and production of nacelles and thrust reversers	1,531	O
Aircelle	Burnley – U.K.	Production of nacelles and thrust reversers	580	O
Aircelle	Plaisir - France	Headquarters	248	T
Aircelle	Casablanca - Morocco	Production and assembly of components for thrust reverses	223	T

Company	Site	Activity	Employee numbers as of 12/31/2007	Occupation
Aircelle	Colomiers / Toulouse - France	Customer service, Industrial integration	186	O
Aircelle	Pont Audemer - France	Nacelle MRO	52	FL
Aircelle - SLCA	Florange - France	Production of parts	149	O
Aircelle - SLCA	Plaisir - France	Headquarters	56	T
Cinch	Reynosa - USA	Connectors for vehicles	514	T
Cinch	Vinita - USA	Connectors for vehicles	211	O
Cinch	Lombard - USA	Connectors for vehicles	94	T
Cinch	Worksop – U.K.	Connectors for vehicles	89	T
Globe Motors	Dothan - USA	Electric engines	202	O
Globe Motors	Reynosa - USA	Electric engines	161	T
Globe Motors	Dayton - USA	Electric engines	132	O
Globe Motors	Vila Do Conde - Portugal	Electric engines	102	FL
Hispano-Suiza	Réau / Moissy-Cramayel - France	Electronic control and regulation systems	977	T
Hispano-Suiza	Colombes - France	Headquarters	796	O
Hispano-Suiza	Sedziszow Malopolski - Poland	Production of pinions and housings for aircraft mechanical transmission	303	O
Hispano-Suiza	Peterborough - Canada	Electronic control systems	141	T
Labinal	Chihuahua - Mexico	Production of wiring	2,496	T
Labinal	Pryor Creek - USA	Production of wiring	696	O
Labinal	Corinth - USA	Production of wiring	647	T
Labinal	Villemur sur Tarn - France	Production of aircraft wiring	539	O
Labinal	Temara, Ain Atiq - Morocco	Production of aircraft wiring	401	T
Labinal	Hamburg - Germany	Production of wiring	314	T
Labinal	Vichy / Charmeil - France	Manufacturing	177	O
Labinal	Everrett - USA	Production of wiring	173	T
Labinal	Montigny le Bretonneux - France	Headquarters	76	O
Labinal	Bristol – U.K.	Engineering	43	T
Labinal	Ajaccio - France	Production of aircraft wiring	35	O
Labinal Canalab	Blagnac - France	France engineering, IT services	557	O
Labinal Services	Blagnac - France	Assembly, installation, maintenance	318	O
Messier Services	Molsheim – France	Landing gear repair	451	O
Messier Services	Singapore - Singapore	Landing gear repair	317	O
Messier Services	Gloucester – U.K.	Landing gear repair	221	O
Messier Services	Queretaro - Mexico	Landing gear repair	212	T
Messier Services	Vélizy Villacoublay - France	Headquarters	58	T
Messier-Bugatti	Vélizy Villacoublay - France	Headquarters — Brake and equipment design	596	O
Messier-Bugatti	Molsheim – France	Production of wheels and brakes and hydraulic systems	438	O
Messier-Bugatti	Villeurbanne - France	Production of carbon brakes — R&D	209	O
Messier-Bugatti	Everett - USA	Repair and customer care	46	T
Messier-Bugatti	Singapore - Singapore	Repair and customer care	30	T
Messier-Bugatti - A-Carb LLC	Walton - USA	Production of carbon brakes — R&D	167	O
Messier-Bugatti - Sofrance	Nexon - France	Aircraft filtering systems	162	O
Messier-Bugatti - Technofan	Blagnac - France	Manufacture of ventilation and pressurization systems	199	O
Messier-Bugatti Tracer	Milwaukee - USA	Wheels and brakes repair	43	T
Messier-Dowty	Gloucester – U.K.	Production of landing gear and testing equipment	999	O
Messier-Dowty	Bidos / Oloron Sainte Marie - France	Production of landing gear	884	O
Messier-Dowty	Mirabel Montréal / Toronto - Canada	Production of landing gear	754	O
Messier-Dowty	Vélizy Villacoublay - France	Headquarters — design and testing of landing gear and aircraft equipment	424	O
Messier-Dowty	Suzhou - China	Production of landing gear	245	O
Messier-Dowty	Seattle - USA	Landing gear design	45	T
Teuchos	Montigny le Bretonneux - France	Headquarters - Automobile, aerospace and defense engineering	446	T
Teuchos	Toulouse - France	Aerospace and air control engineering	396	T
Teuchos	Casablanca - Morocco	Automobile / aircraft engineering	89	FL
Teuchos	Moissy-Cramayel - France	Aircraft engineering	66	T
Teuchos	Pau - France	Aircraft engineering	64	T
Teuchos	Vitrolles - France	Aircraft engineering	32	T
Teuchos	Valladolid - Spain	Automobile engineering	31	T
Teuchos - SAFRAN Aerospace India	Bangalore - India	Automobile / aircraft engineering	372	T
DEFENSE SECURITY BRANCH		**Total employee numbers**	**9,686**	
Sagem Défense Sécurité	Montluçon Domerat - France	Mechanical, optics and electronics manufacture and systems integration	1,311	O
Sagem Défense Sécurité	Eragny - France	R & D	732	O
Sagem Défense Sécurité	Massy - France	R&D and optoelectronics and aircraft manufacture	723	O
Sagem Défense Sécurité	Argenteuil - France	R & D	656	O

Company	Site	Activity	Employee numbers as of 12/31/2007	Occupation
Sagem Défense Sécurité	Poitiers - France	Manufacture of optoelectronic equipment	484	O
Sagem Défense Sécurité	Paris 15th - France	Headquarters	478	O
Sagem Défense Sécurité	Massy - France	Optoelectronics and aircraft manufacture	262	O
Sagem Défense Sécurité	Mantes la Ville - France	Manufacture of aircraft equipment	259	O
Sagem Défense Sécurité	Dijon - France	Manufacture of optics, optoelectronics	220	O
Sagem Défense Sécurité	St Pierre du Perray - France	Manufacture of large mirror optics, design and development	111	O
Sagem Défense Sécurité	Grand Prairie - USA	Marketing and customer support for aircraft product lines	105	T
Sagem Défense Sécurité	Tarbes - France	Manufacture of lasers	77	O
Sagem Défense Sécurité	Murr - Germany	Research and manufacture of navigation equipment	70	T
Sagem Défense Sécurité - Sagem Electronique	Valence - France	R&D - payment terminals	154	T
Sagem Défense Sécurité - Vectronix	Heerbrugg - Switzerland	Research and manufacture of optronic defense products	181	T
Sagem Sécurité *	Taubate, Sao Paulo - Brazil	Research, manufacture and sale of smart cards	571	T
Sagem Sécurité	Flintbeck, Paderborn - Germany	Research, manufacture and sale of smart cards	501	T
Sagem Sécurité	Eragny - France	R & D	487	O
Sagem Sécurité	Saint Etienne du Rouvray - France	Electronics manufacture	310	O
Sagem Sécurité	Tacoma - USA	Research and manufacture of Biometric identification systems	219	T
Sagem Sécurité	Montrouge - France	Headquarters	197	T
Sagem Denmark A/S *	Glostrup - Denmark	R&D and manufacture of payment terminals	97	T
Sagem Sécurité	Bogota - Colombia	Local adaptation of government solution software and hardware	71	T
Sagem Sécurité	Helsinki - Finland	Payment terminal software and maintenance of the Scandinavian pool	34	T
Sagem Sécurité - International Trading	Pudong-Shanghai - China	Sales and marketing support	80	T
Sagem Sécurité - Orga	Singapore - Singapore	Sale and adaptation of cards for the Asian market	32	T
Sagem Sécurité - Orga Zelenograd	Moscow - Russia	Research, manufacture and sale of smart cards	126	O
Sagem Sécurité - Sagem Matsu *	Godalming – U.K.	Sale, maintenance and adaptation of terminals for the U.K.	31	T
Sagem Sécurité - Sagem Monetel *	Guilherand-Granges - France	Assembly of payment terminals	173	T
Sagem Sécurité - Smart Chip - Syscom	New Delhi - India	Research, manufacture and sale of smart cards	887	T
Sagem Télécommunications	Paris - France	Headquarters	47	O
COMMUNICATIONS BRANCH		**Total employee numbers**	**9,582**	
Sagem Communications *	Paris 15ème – France	Siège social	47	P
Sagem Communications *	Ben Arous - Tunisia	Electronics manufacture: terminals, set-top boxes, meters	2,530	T
Sagem Communications	Paris - France	Headquarters	957	O
Sagem Communications *	Vélizy - France	R & D	408	O
Sagem Communications *	Dinan - France	Electronics manufacture	322	T
Sagem Communications *	Bayonne / Mouguerre - France	Electronics manufacture	305	O
Sagem Communications *	Cergy Saint Christophe - France	R & D	283	O
Sagem Communications *	Tunis - Tunisia	Manufacture of cards and electronic products	211	T
Sagem Communications *	Vienna - Austria	R & D	207	T
Sagem Communications *	Tianjin - China	Electronics manufacture	160	T
Sagem Communications *	Tourcoing - France	Electronics manufacture	142	T
Sagem Communications *	Budapest - Hungary	Electronics manufacture	46	O
Sagem Communications – CDO *	Dinan - France	Transformation of jumbo rolls into ribbon	48	T
Sagem Communications – Interstar *	Montréal - Canada	Development and commercialization of fax software	68	T
Sagem Communications – Neuhaus *	Hamburg - Germany	R&D and electronics manufacture	86	T
Sagem Communications – Photar *	Heyuan-Guangdong - China	Electronics manufacture	578	T
Sagem Mobiles	Ningbo-Zhejiang - China	Electronics manufacture	1,295	T
Sagem Mobiles	Fougères - France	Electronics manufacture	840	O
Sagem Mobiles	Cergy Saint Christophe - France	Headquarters	640	FL
Sagem R&D	Ningbo-Zhejiang - China	R & D	241	T
Sagem Mobiles	Montauban - France	Customer support center	215	O

* Sites sold in the first quarter of 2008

The production capacity of production sites is optimized through recourse to sub-contracting, the development of inter-site synergies and an organizational structure favoring the flexibility of production lines. As a result, the utilization rate is close to its optimal level, notably for aircraft activities which are currently enjoying a period of substantial growth. The Group did not have any material idle capacity in 2007.

Environmental factors likely to influence the use by the Group of its property, plant and equipment are presented in Section 4.4. The Group has drafted Health, Safety and Environment (HSE) guidelines which enable it to assess the level of control over property, plant and equipment and activities, notably for regulatory compliance purposes (health and safety and the environment) and regularly performs self-appraisals and audits.

Capital expenditure projects are set out in Section 5.2.3.

9 REVIEW OF THE FINANCIAL POSITION AND NET PROFIT

Overview of Group accounting policies

The accounting policies adopted for the preparation of the SAFRAN Group consolidated financial statements are presented in Section 20.1.3 and result from the application of all standards and interpretations adopted by the European Union and of mandatory application as of December 31, 2007.

As indicated in Chapter 3, in order to reflect the true economic performance of the Group and enable this performance to be monitored and compared with that of competitors, SAFRAN prepares, in addition to its certified consolidated financial statements, an income statement and cash flow statement presenting adjusted data. A table reconciling the statutory accounts and adjusted data is presented in Chapter 3.

Information on balance sheet items communicated below (Section 9.1) and on the statutory consolidated income statement presented in Section 9.2.1, is based on the consolidated financial statements presented in Section 20.1 of this document.

Information on the income statement presented in Section 9.2.2 and the related comments are based on the adjusted income statement presented in Section 20.3 of this document.

Readers are reminded that an audit is performed and a statutory audit report issued (see Section 20.5) in respect of the statutory consolidated financial statements only. The adjusted financial figures are reviewed as part of verification procedures concerning the reading of all information presented in the 2007 reference document.

9.1 FINANCIAL POSITION

9.1.1 Simplified Consolidated Balance Sheet as of December 31, 2007

The simplified consolidated balance sheet as of December 31, 2007 presented below is taken directly from the consolidated financial statements presented in Section 20.1 of this document. The 2007/2006 change must be analyzed taking into consideration the change in consolidation scope (the assets/liabilities of operations classified as held for sale in 2007 were transferred to specific lines of the consolidated balance sheet).

(in € millions)	2007	2006	Change 2007/2006
ASSETS			
Goodwill	1,561	1,589	(2)%
Intangible assets and Property, plant and equipment	4,828	4,882	(1)%
Other non-current assets	488	532	(8)%
Fair value of financial instruments	126	397	(68)%
Inventories and production WIP	3,420	3,240	6%
Trade receivables and other	4,243	4,545	(7)%
Cash and cash equivalents	730	743	(2)%
Assets held for sale	779	-	N/A
TOTAL ASSETS	**16,175**	**15,928**	
EQUITY AND LIABILITIES			
Shareholders' equity	4,505	4,512	0%
Provisions	2,185	2,077	5%
Borrowings subject to specific terms and conditions	590	573	3%
Interest-bearing liabilities	899	1,162	(23)%
Other non-current liabilities	841	1,041	(19)%
Trade payables and other	6,703	6,563	2%
Liabilities held for sale	452	-	N/A
TOTAL EQUITY AND LIABILITIES	**16,175**	**15,928**	

9.1.2 CHANGE IN THE NET FINANCIAL POSITION

The net financial position is defined as cash and cash equivalents less interest-bearing current and non-current liabilities.

The change in the net financial position in 2007 and 2006 breaks down as follows:

(in € millions)	2007	2006	Change 2007/2006
Net cash from operations before changes in working capital	1,131	1,003	12.8%
Changes in working capital	(118)	(149)	(20.8)%
Acquisitions of intangible assets	(252)	(343)	(26.5)%
Acquisitions of property, plant and equipment	(387)	(346)	11.9%
Free cash flow	**374**	**165**	**126.7%**
Financial investments and other	(28)	43	N/M
Dividends	(96)	(154)	(37.7)%
Change in the net financial position	**250**	**54**	**N/A**
Net financial position as of January 1	**(419)**	**(473)**	
Net financial position as of December 31	**(169)**	**(419)**	

At €169 million, the net financial debt represents 3.7% of equity (€4,505 million).

Off-balance sheet commitments of the Group are presented in Section 20.1.9 and do not include complex commitments[1].

9.2 INCOME STATEMENT

9.2.1 STATUTORY CONSOLIDATED INCOME STATEMENT

The statutory consolidated results may be summarized as follows (see Section 20.1.1):

	Statutory consolidated income statement		
(in € millions)	2007	2006	Change 2007 -2006
Revenue	10,321	10,841	(520)
Profit from operations	6	(186)	192
Net finance income	31	312	(281)
Income from associates	4	4	0
Profit before tax	41	130	(89)
Income tax expense	(25)	(109)	84
Profit from continuing operations	16	21	(5)
Profit from discontinued operations	30	0	30
Net profit for the period	46	21	25
Minority interests	(7)	(12)	5
Net profit for the period attributable to equity holders of the parent	39	9	30

Changes in income statement intermediary headings between 2006 and 2007 are primarily due to the following:

- The Broadband business generated revenue of €1,173 million in 2007 and profit from operations of €43 million. However, the only figure recorded in the statutory accounts in respect of this business is the net amount of €30 million recorded in Profit from discontinued operations.
- The reduction in net finance income (€281 million) is mainly due to the reduction in the value of the hedging portfolio allocated to hedge future period cash flows. Net finance income reported in the statutory consolidated financial statements includes all fair value gains and losses on derivative instruments for the period (see reconciliation table in Chapter 3).
- The amortization of aircraft program revaluations (see reconciliation table in Chapter 3) is relatively stable during the periods considered (approximately €160 million).

[1] As defined by AMF Interpretation n°1 on prospectus regulations (January 27, 2006)

9.2.2 ADJUSTED INCOME STATEMENT

Adjusted consolidated revenue of the SAFRAN Group is €10,830 million in 2007 and the adjusted profit from operations totals €663 million.

If we include operations held for sale, total revenue increases to €12,003 million and net profit from operations to €706 million. The analysis of changes between 2006 and 2007 presented below concerns these amounts and, as such, an identical scope of activity.

Activities are grouped into four branches which are presented in Chapter 6:

- Aerospace Propulsion, which brings together all activities relating to propulsion systems for aircraft, helicopters, missiles and launchers in civil, military and space markets,
- Aircraft Equipment, which encompasses all activities relating to systems and equipment for civil and military aircraft and helicopters,
- Defense Security, which encompasses inertial navigation and guidance systems, optronic equipment and systems, avionics, UAV systems, air-ground equipment and systems, biometric identification systems, secure transaction terminals and smart cards,
- Communications, which now solely consists of mobile communication activities; the Broadband business was sold at the beginning of 2008 to The Gores Group investment fund.

(in € millions)	2007 (excl. Broadband)	2007 (incl. Broadband)	2006	Change 2007/2006
Revenue	**10,830**	**12,003**	**11,329**	**5.9%**
Other income	73	78	74	5.4%
Income from operations	**10,903**	**12,081**	**11,403**	**5.9%**
Change in inventories and capitalized production	581	595	710	(16.2)%
Raw materials and consumables used	(6,632)	(7,478)	(7,349)	1.8%
Personnel costs	(3,124)	(3,320)	(3,163)	5.0%
Taxes	(213)	(225)	(229)	(1.7)%
Depreciation and amortization expense	(364)	(390)	(419)	(6.9)%
Provisions for contingencies and losses	(210)	(224)	(284)	(21.1)%
Asset impairment	(205)	(226)	(157)	43.9%
Other operating income/expenses	(73)	(107)	(47)	127.7%
Profit from operations	**663**	**706**	**465**	**51.8%**
Borrowing costs	(14)	(18)	(22)	(18.2)%
Other finance costs/income	(43)	(47)	(56)	(16.1)%
Net finance costs	**(57)**	**(65)**	**(78)**	**(16.7)%**
Income from associates	4	4	4	
Profit before tax	**610**	**645**	**391**	**65.0%**
Income tax expense	(219)	(224)	(199)	12.6%
Profit from continuing operations	**391**	**421**	**192**	**119.3%**
Profit from discontinued operations	30	0	0	
Net profit for the period	**421**	**421**	**192**	**119.3%**
Minority interests	(15)	(15)	(15)	
Net profit for the period — attributable to equity holders of the parent	**406**	**406**	**177**	**129.4%**
Earnings per share	**€0.99**	**€0.99**	**€0.43**	**130.2%**

9.2.2.1 Consolidated revenue

Change in revenue between 2006 and 2007

Adjusted revenue increased 5.9% from €11,329 million in 2006 to €12,003 million in 2007 (including Broadband). On a constant exchange rate and group structure basis, growth was 11.5%.

The marked increase in Aerospace Propulsion branch revenue (€5,920 million, +16.7%) is attributable to the combined impact of further growth in original equipment engine deliveries (aircraft and helicopters) and strong growth in spare parts. Overall, service activities represented 43% of branch revenue.

The Aircraft Equipment branch reported revenue growth of 2.2% to €2,703 million. On a constant exchange rate and group structure basis, growth was 9.5 %. While growth in service activities was significant (+18%, i.e. 26% of branch revenue), "original equipment" activities primarily spent 2007 preparing for future deliveries of A380 equipment.

Defense Security branch revenue increased 7.1% to €1,548 million. Growth rates were particularly high in the Security sector, which recorded market share wins across all activities: government and biometric solutions, secure terminals and smart cards.

Despite an improvement in sales levels during the second half of the year, the Mobile phone business recorded a 31.2% drop in revenue on last year. Overall, including the Broadband business, the Communications branch recorded a fall in revenue of 15.5% between 2006 and 2007.

Comments on adjusted revenue by branch can be found in Chapter 6 "Overview of activities".

A significant percentage of SAFRAN revenue is denominated in foreign currency and primarily U.S. dollars. The Group has a net dollar surplus and is exposed to EUR/USD foreign currency risk.

Adjusted consolidated revenue is translated, for that part not naturally hedged by purchases of the company, in both 2007 and 2006, at the average rate resulting from the Group's foreign currency hedging policy.

Foreign currency-denominated sales hedged by purchases in the same currency are recognized at the annual monthly exchange rate.

In 2006 and 2007, the average hedge rate was EUR 1 = USD 1.11 and EUR 1 = USD 1.21 respectively.

Detailed information on foreign currency hedges may be found in Section 20.1.8.1.

Adjusted revenue breaks down by branch as follows:

Year ended December 31,

(in € millions)	2007 excl. Broadband	%	2007 incl. Broadband	%	2006	%	Change 2007/2006
Aerospace Propulsion	5,920	54.7%	5.920	49.3%	5.073	44.8%	16.7%
Aircraft Equipment	2,703	24.9%	2.703	22.5%	2.644	23.3%	2.2%
Defense Security	1,548	14.3%	1.548	12.9%	1.445	12.8%	7.1%
Communications	659	6.1%	1.832	15.3%	2.167	19.1%	(15.5)%
Total	**10,830**	**100%**	**12.003**	**100%**	11.329	100%	5.9%

9.2.2.2 Adjusted profit from operations

2007 adjusted profit from operations is €706 million (including Broadband), up 51.8% on the 2006 figure of €465 million.

Adjusted profit/(loss) from operations breaks down by branch as follows:

Year ended December 31,

(in € millions)	2007 excl. Broadband	%	2007 incl. Broadband	%	2006	%
Aerospace Propulsion	636	95.9%	636	90.1%	561	120.6%
Aircraft Equipment	112	16.9%	112	15.9%	197	42.4%
Defense Security	72	10.9%	72	10.2%	(101)	(21.7)%
Communications	(134)	-20.2%	(91)	-12.9%	(176)	(37.9)%
Holding company	(23)	-3.5%	(23)	-3.3%	(16)	(3.4)%
Total	**663**	**100%**	**706**	**100%**	465	100%

Including Broadband operations held for sale, the adjusted operating profit margin of the Group is 5.9% of adjusted revenue, compared to 4.1% in 2006. Excluding Broadband operations, the adjusted operating profit margin is 6.1%.

The reference currency in the aviation industry is the U.S. dollar. In order to protect it from fluctuations in this currency, the SAFRAN Group has built up a hedging portfolio. The increase in the hedge rate between 2006 (USD 1.11/€) and 2007 (USD 1.21/€) had a negative impact of €369 million on 2007 adjusted profit from operations. This impact was offset in 2007 by productivity improvements and price and volume effects.

The Aerospace Propulsion branch improved its profitability. The extremely high activity level, notably for aircraft engines, helicopter engines and associated services, combined with good cost control, more than offset the impact of a less favorable dollar hedge rate compared to 2006.

Adjusted profit from operations of the Aircraft Equipment branch fell on 2006, due to preparations for the step-up in production rates for several major new programs, including A380 nacelles. Development and industrialization costs had a temporary negative impact on operating profits of the branch.

Following the implementation of measures to improve the organizational structure and profitability, the Defense Security branch enjoyed a return to profits, reporting profit from operations of €72 million. These measures notably bore fruit in the avionics sector.

The marked improvement in the performance of payment terminal activities is of note in the Security sector, as is the return to profit of card activities.

The Mobile phone division (including Sagem Télécommunications) reported a reduction in its loss from operations from €181 million in 2006 to €134 million in 2007. The year was marked by a fall in volumes, but also reaped the first rewards of ongoing strategic refocusing measures.

9.2.2.3 Adjusted net profit for the period

The adjusted net profit for the year ended December 31, 2007 is €406 million. This represents a considerable increase on 2006, greater than that in profit from operations, due to the limited increase in the income tax expense. In 2006, this heading included charges relating to revised assessments following tax audits at French entities of the Group.

9.2.2.4 Factors with a potential impact on results

Given the environment in which the Group operates, the main external factors likely to impact SAFRAN's operations may be of a government or budget nature (change in State military and security orders), economic (change in economic conditions, cyclical aspects of the aviation market), monetary (unfavorable currency movements and notably in the US$), political (political uncertainties), etc. These issues are discussed in Chapter 4 on risk factors.

9.3 DIVIDEND

SAFRAN Group consolidated net profit attributable to equity holders of the parent for the year ended December 31, 2007 is €406 million. SAFRAN SA net profit for the year ended December 31, 2007 is €204.6 million.

At the recommendation of the Executive Board, the Supervisory Board will propose payment of a dividend of €0.40 per share to the Shareholders' Meeting of May 28, 2008, representing an increase of 82% on last year.

10 CASH AND CASH EQUIVALENTS AND SHARE CAPITAL

10.1 SHARE CAPITAL OF THE COMPANY

10.1.1 Shareholders' equity

See Section 20.1.6.20.

10.1.2 Borrowings

See Section 20.1.6.23.

10.2 CASH FLOW

See Section 20.1.7.

10.3 FINANCING STRUCTURE

See Section 20.1.8.2.

10.4 COVENANTS AND CREDIT LINES

Financial covenants were provided for the long-term financing secured by Snecma in 2003 and SAFRAN in 2005, based on French GAAP (see Section 20.1.8.5).

The limits set by the covenants were not reached during fiscal year 2007.

Available confirmed credit lines totaled €1.3 billion as of December 31, 2007.

10.5 FINANCING SOURCES TO SATISFY COMMITMENTS

The various investment commitments will be financed either internally or by draw-downs on credit lines available to SAFRAN Group. In addition, the Group has access to all available finance resources in order to satisfy its commitments (see above).

11 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Technological excellence

All SAFRAN Group activities have a point in common, an emphasis on technological excellence. Whether we are talking about aircraft engines or equipment, defense and security systems or communication equipment, there is no place for second-rate technology, particularly given the globalization of these markets. Whatever our competitive position, whether leader or challenger and irrespective of whether our presence on the market is via a partnership or in our own name, mastering the technology is essential.

11.1 POSITIONING AND MAJOR OBJECTIVES

Research and Technology (R&T) comprises all studies, research and technology demonstrations needed to master technologies for the development of a given product at the lowest possible risk and cost and within the shortest possible time period. Further downstream, "Development" corresponds to product design, manufacture of prototypes, development tests and certification tests showing that the product meets customer specifications and applicable regulations. Together these phases are known as RTD (Research, Technology and Development).

SAFRAN's businesses mobilize considerable resources for RTD: €1,461 million (including Broadband Communication), of which 61% is internally financed, representing 7.4% of revenue.

(in € million) *Including Broadband*	**2007**	2006	2005
Internally-financed R&D	**887**	**865**	**798**
Expensed in operating expenses	687	581	460
Capitalized (gross)	200	284	338
R&D expensed	**789**	**746**	**536**
In operating expenses	687	581	460
Amortization / Impairment	102	165	76
R&D capitalized	**98**	**119**	**262**
Capitalized (gross)	200	284	338
Amortization / Impairment	(102)	(165)	(76)

Research and Technology is organized based on an essentially decentralized model, enabling each company to better focus on its objectives. In addition, the Group works constantly on the development of technology synergies. In order to ensure maximum efficiency, centers of excellence, based on the expertise of several subsidiaries, have been established in the most transverse disciplines, such as materials and procedures, acoustics, thrust electronics, monitoring and critical software, etc.

11.2 MAJOR TECHNOLOGY AREAS

The strategic challenges facing the Group determine the primary focus of Research and Technology activities and command the majority of the budget: these challenges are directly linked to the current positions of SAFRAN in its markets and those targeted in the long-term.

Aerospace Propulsion

Propulsion performance objectives for 2020 and acceptance restrictions for future aircraft engines were defined two years ago within ACARE[1]. The targets of a 20% reduction in engine consumption, a 60% reduction in polluting emissions and a 50% reduction in perceived noise underpin the initiatives taken to prepare, *inter alia*, the successor to the CFM56 engine for the new generation of single-aisle aircraft to be designed during the coming decade.

[1] ACARE: Advisory Council for Aeronautics Research in Europe

This preparation focuses on two technological options:

- a turbofan engine with standard architecture integrating, in the CFM modules for which Snecma is responsible, advanced technologies such as a lightweight air blower made from composite materials, a slow low-pressure turbine and higher energy extraction for the production of electricity onboard, and which will be available around 2015. This engine will represent a considerable improvement on the current position;
- a far more innovative solution, in line with ACARE[1], whose objectives impose a break with the existing engine architecture. To this end, several possibilities (contra-rotator air blower, open rotor, etc.) are currently the subject of advanced research as part of European programs such as VITAL, the 6th FPRD[2] led by Snecma or DREAM[3], recently launched under the 7th FPRD. These concepts may be assessed later by demonstrations performed as part of the "Clean Sky" Joint Technology Initiative. This program, approved by the European Council at the end of 2007, will accompany technological developments over the next seven years.

Regional transport and business jets are two high growth aircraft sectors: they require new generation engines with lower fuel consumption and a reduced noise footprint. In these sectors, Snecma benefits from experience gained in low-pressure modules thanks to the CFM56 and in hot sections thanks to the M88, as well as advances obtained by European programs such as NEWAC [4](6th FPRD). In 2007, the SaM146 engine commenced in-flight tests with certification scheduled for 2008 and the Silvercrest HP core demonstrator, an engine destined for business jets, performed its first ground trials.

In the same way, **helicopter turbine engines** are subject to imperatives requiring reductions in fuel consumption and environmental impacts. To this end, Turbomeca launched a number of technology programs covering similar areas in order to respond to the future needs of helicopter markets.

The need to **lighten** aircraft and helicopters and their equipment leads to increased use of composite materials. SAFRAN engines and equipment are characterized by heavy mechanical loads and a notoriously stricter environment that that of airframes, whether for engines, nacelles, landing gear or brakes. In addition, the Group is developing specific technology solutions in the composite materials sector. 2007 saw the launch of three of the ten SAFRAN projects supported by the DGE[5] as part of its Aircraft Composites plan.

With six entirely successful launches, Ariane 5 confirmed its qualities and its adaptation to the space transport market. More than ever this performance, like that represented by the successful second M51 flight, underlines the importance of propulsion in these highly demanding sectors and the importance of continuing research into the future of rocket propulsion. In 2006, the demonstrations involving the Vinci cyrogenic engine for the ESCB upper stage of Ariane 5 and the second ground shot of the P80, a solid propellant intended for the main stage of the future European launcher Vega, paved the way for future progress and success.

<u>**Aircraft Equipment**</u>

The move towards **increased use of electrical energy,** commenced with the A380 and B787 programs, continues and will be a defining characteristic of the next generation of single-aisle aircraft. SAFRAN must place its new equipment offering firmly in this niche and therefore prepare the technologies that will ensure its products are competitive in terms of performance, functions and ownership cost. To this end, SAFRAN is involved in several technology programs alongside aircraft manufacturers within a European (MOET[6] 6th FPRD) and French (MODERNE[7] with the support of the DPAC[8]) framework and within the Group (SPEC[9] programs concentrating on power electronics and AMPERES for the demonstration of highly integrated systems). These efforts are accompanied by numerous academic projects with around ten CNRS[10] laboratories and technology projects with partners at the cutting-edge of electrotechnology in their sector, such as Alstom, Schlumberger and Schneider.

<u>**Defense Security**</u>

Air, land, sea, space and weapons navigation markets are growing and changing: the integration of mobile units into cooperative groups, increasing autonomy requirements, the required land-onboard continuum via secure links are only a few drivers of renewed demand and associated technologies, in particular in the inertial and thermal sensors sector.

---

[1] ACARE: Advisory Council for Aeronautics Research in Europe
[2] FPRD: Framework Program for Research & Development
[3] DREAM : ValiDation of Radical Engine Architecture SysteMs
[4] NEWAC : New Aero Engine Core Concepts
[5] DGE: Companies Department (*Direction Générale des Entreprises)*
[6] MOET: More Open Electrical Technologies
[7] MODERNE: MODular Electrical NEtwork
[8] DPAC: Government Department of Aircraft Programs and Cooperation
[9] SPEC : Safran Power Electronics Center
[10] CNRS: French National Scientific Research Agency

Sagem Sécurité's leadership position in **biometric systems**, associated terminals and identity document systems is maintained through considerable R&T investment in improving biometric data identification and capture algorithms and in increasing anti-fraud capabilities and information extraction in difficult contexts.

As for all branches, customer requirements with respect to **maintenance cost control** and increasing the availability of aircraft and defense equipment and systems and those of manufacturers and MRO[1] companies with respect to the profitability of maintenance services, led SAFRAN to develop a "monitoring" service for engines, landing gear, braking systems, electromechanical activators and electric connection systems. In response to this challenge, SAFRAN formed a center of excellence for all development activities concerning captors, signal acquisition and processing methods and support algorithms for diagnostic and forecast applications.

11.3 SAFRAN TECHNOLOGICAL AND SCIENTIFIC PARTNERSHIPS

In implementing its R&T strategy, SAFRAN enjoys the support of its partners which provide it with scientific and technological expertise. The two conditions of success are therefore united – the perception of known or latent market needs through contact between Group companies and their customers and openness towards an increasingly complex and multidisciplinary scientific and technology environment.

For the first R&T levels, SAFRAN has developed a network of scientific partners in France in the university or applied research sector. ONERA (French Aerospace Research Agency) is a close partner, active in several sectors: aerodynamics, energy, materials, etc. However, it is the fifteen laboratories and institutes with which SAFRAN has entered into long-term partnership agreements that constitute a veritable external research division covering several sectors. Overall, SAFRAN supports the work of around 100 PhD students and provides these scientific partnerships with considerably annual funding. In addition, SAFRAN is a founder member of FNRAE (French National Foundation for Aerospace Research) and the Research Cooperation Foundation (*Fondation de Coopération de Recherche*) to which the Toulouse Aerospace RTRA[2] is tied.

SAFRAN is also a major player in several technology parks and in particular System@tic, Aerospace Valley and ASTech.

SAFRAN plays an active role in European Union bodies and programs. The Group participated in the construction of the SRA[3] and is a member of ACARE. It has played a leading role in aviation research programs since the first FPRD and in particular in those programs focusing on noise reduction and environmental protection. It contributes actively to perfecting technology building blocks and demonstrating solutions satisfying ACARE 2020 objectives.

SAFRAN also works with several prestigious universities in the USA, including Stanford and Virginia Tech.

The industrial property of developments is defined contractually at the beginning of projects between partners. The general principle is that developments are the property of the partner who performed the development, with the other parties obtaining a right of "use" under the partnership. This situation may however differ depending on negotiations between parties.

11.4 INTELLECTUAL PROPERTY AND INNOVATION

The leadership position enjoyed by SAFRAN Group in its activity sectors is the result of an active innovation policy. The constant search for ground-breaking technology and the astute combination of technologies developed by the Group will produce tomorrows' commercial successes.

The innovation process is largely founded on employee expertise and encouraging creativity. Several levers are activated:

- Creative emulation of multi-disciplinary teams, both internal and external to the company, focusing on issues chosen with the aim of producing promising concepts,
- Recognition of employees who have contributed significantly to innovation in all areas and processes of the company,
- Use of all technical expertise available within the entire Group,
- Legal protection of innovations and the related know-how.

[1] MRO: Maintenance and Repair Operation
[2] RTRA : Advanced Research Thematic Network
[3] SRA : Strategic Research Agenda

SAFRAN Group continues and intensifies its innovation efforts, in line with the technological development areas identified by the operating units. Efforts were concentrated on the following areas in 2007:

- Training of experts,
- Set-up of a network of experts
- Development of monitoring activities and intellectual property.

Intellectual property is increasingly a means for the Group to improve its competitivity, given the globalization of markets and increasing competition. It is also a major advantage when forming partnerships with technology leaders.

During 2007, over 400 patents were filed, continuing the constant growth recorded in recent years and placing SAFRAN Group among the leading filers of patents in France[1]. This performance reflects the creativity and innovative capacity of R&D teams. Overall, the Group portfolio comprises some 13,000 patents around the world, making the Group an international leader in a large number of areas.

The Mobile phone division is the only Group activity dependent on licenses granted by third parties.

[1] According to the 2007 league table published by the French National Institute for Intellectual Property.

12 INFORMATION ON TRENDS

12.1 2008 OBJECTIVES

Group activities in the aircraft, defense and security sectors should continue to enjoy growth. Measures aimed at strengthening efficiency and productivity will be continued and stepped-up, in particular with regard to international operations.

The measures undertaken by the Group to find a solution to the mobile phone problem are progressing and their outcome will be made public mid-year.

All forecast U.S. dollar flows in 2008 are hedged by an exchange rate of U.S.$ 1.46 /€ or less.

On this basis, Group objectives for 2008 are as follows:

- Adjusted revenue of €11 billion (see Chapter 3), representing growth of 10% on a constant exchange rate and group structure basis and excluding Broadband activities sold on January 25, 2008;
- Adjusted profit from operations of €700 million thanks to further productivity gains and growth in spare parts activities.

  This figure does not include the share in Ingenico profits, which will be accounted for as an equity associate in 2008, but includes the capital gain estimated at €100 million on the contribution to Ingenico. In 2007, the activities transferred to Ingenico contributed €29 million to profit from operations.

More generally, SAFRAN will continue to develop existing synergies between its aircraft, defense and security businesses and seize all growth opportunities in these sectors.

12.2 2008 FIRST QUARTER ACTIVITIES

Adjusted consolidated revenue[1] for the first quarter of 2008 is €2,514 million, up 11% on the first quarter of 2007 on a constant exchange rate and Group structure basis.

Aviation, Defense and Security activities reported growth of 13.32% on a constant exchange rate and group structure basis.

New civil engine order levels remained very high, with1,052 CFM engines ordered in the first quarter of 2008 (up 44% on the first quarter of 2007).

(in € millions)	Q1 2008	Q1 2007	Change	Organic growth*
Aerospace propulsion	1,392	1,319	5.5%	18.6%
Aircraft equipment	674	679	(0.8)%	13.1%
Defense and Security**	352	379	(7.1)%	(5.3)%
Sub-total	*2,418*	*2,377*	*1.7%*	*13.2%*
Communications	96	133	(27.8)%	(29.1)%
Total Group	2,514	2,510	0.2%	+11.0%

* on a constant exchange rate and group structure basis

** including revenue generated by Monetel activities transferred to Ingenico on March 15, 2008 (€32 million in 2007 and €42 million in 2008).

[1] Revenue is presented in accordance with the same rules set out in Section 20.3.

The first quarter of 2008 was marked by a continued high level of civil aviation orders, in particular for the CFM56 engine: 1,052 orders received i.e. 44% more than during the same period in 2007.

Four TP400 engines intended for A400M in-flight trials were delivered. SAFRAN was selected by Airbus to supply the landing and braking systems for the A350. The Felin (infantry soldier equipment) and AASM defense programs successfully completed a number of major technical and contractual stages.

In addition, SAFRAN continued its expansion in the U.S. dollar zone and emerging countries: three new plants were inaugurated in China, in Suzhou and Guiyang and a new installation will be inaugurated in Mexico in May. This reflects the implementation by the Group of its strategic response to the effects of the depreciation of the dollar. Note that SAFRAN has fully hedged its net exposure to the U.S. dollar for 2008, 2009 and 2010.

- **Aerospace propulsion**
  Adjusted revenue increased 5.5% and 18.6% on a constant exchange rate and group structure basis. The marked growth in civil engine activities (original equipment and services) is in line with Group forecasts. Service activities generated 45% of revenue compared to 44% in 2007. The effects of the depreciation of the U.S. dollar were offset. The installed fleet of CFM56 engines is now in excess of 18,000 engines.

- **Aircraft equipment**
  Adjusted branch revenue is €674 million, with growth on a constant exchange rate and group structure basis of 13.1%. Delivery rates of nacelles for the A380 were stepped-up (12 nacelles were delivered in the first quarter of 2008 compared to 2 in the first quarter of 2007) and will continue to accelerate over the coming months. The further delay of the B787 did not have a material additional impact in 2008. Service activities continued to progress, notably with respect to landing gear.

- **Defense Security**
  Adjusted branch revenue is €352 million. This 5.3% decrease on a constant exchange rate and group structure basis is attributable to technical and industrial delays encountered by optronic and inertial equipment activities, which should be absorbed over the next three quarters.

- **Communications**
  The fall in Communications branch revenue is due to current refocusing measures and the poor state of the market, particularly in France. Measures taken by the Group to find a solution to the mobile phones problem continued on schedule and their outcome will be made public mid year.

The difference between adjusted revenue and statutory consolidated revenue for the period ended March 31, 2008 is not material.

Transactions impacting the SAFRAN group structure during the first quarter of 2008 are presented in Section 20.9.

13 PROFIT FORECASTS AND ESTIMATES

Not applicable.

14 EXECUTIVE MANAGEMENT AND SUPERVISORY BODIES

14.1 MEMBERS OF EXECUTIVE MANAGEMENT AND SUPERVISORY BODIES

The Company is governed by an Executive Board and a Supervisory Board.

14.1.1 EXECUTIVE BOARD

Members of the Executive Board

As of the date of filing of this document, the Executive Board comprised three members:

- **Jean-Paul Herteman** *(Chairman)*
- **Dominique-Jean Chertier**
- **Xavier Lagarde**

Jean-Paul Herteman was appointed member and Chairman of the Executive Board with effect from September 3, 2007 by the Supervisory Board on July 19, 2007, to replace Jean-Paul Béchat, whose ceased to exercise the functions of member and Chairman of the Executive Board on September 2, 2007, date at which he reached the age of 65 years.

Dominique-Jean Chertier and Xavier Lagarde were appointed members of the Executive Board, with effect from January 1, 2007, by the Supervisory Board on December 12, 2006. Their offices were renewed by the Supervisory Board on July 19, 2007.

Information on Executive Board members in office at the date of filing of this Reference Document

Jean-Paul Herteman

57 years old

Chairman of the Executive Board

- date of first appointment: September 3, 2007
- term of office end date: 2011 AGM

Executive Vice-President, Defense Security Branch

Number of SAFRAN shares held as of December 31, 2007: 10,810 (indirect holding via units in the SAFRAN Group Corporate Mutual Fund (FCPE); conversion based on the SAFRAN share price as of 12/31/2007)

Professional address: SAFRAN, 2 Boulevard du Général Martial Valin, 75015 Paris, France

- Other current offices

  SAFRAN Group:

  Director: Snecma; Sagem Sécurité; Sagem Morpho, Inc. (United States)

  Permanent representative on the Board of Directors: Sagem Défense Sécurité (company represented: SAFRAN)

  Non-Group: none

- Offices which expired during the last five years

  SAFRAN Group:

  Chairman and CEO: Sagem Défense Sécurité, from November 2006 to September 2007; Snecma (formerly Snecma Moteurs), up to December 2003

  Director and Chairman of the Board: Sagem Avionics, Inc. (United States), from November 2006 to December 2007; SAFRAN Sixty, from March 2006 to September 2007; EPI Europrop International GmbH (Germany), up to March 2005

  Director: Snecma Propulsion Solide, up to February 2004 and from May to September 2007; Snecma Services, up to February 2007; Techspace Aero (Belgium), up to February 2007; Société de Motorisations Aéronautiques (SMA), up to October 2006; Snecma (formerly Snecma Moteurs), up to February 2005; CFM International, Inc. (United States), up to January 2004.

  Member of the Supervisory Board: Sagem Orga GmbH (Germany), from November 2006 to July 2007

  Permanent representative on the Board of Directors of various French Group companies (companies represented: Snecma, SAFRAN, Sagem Défense Sécurité)

  Non-Group: none

- Management expertise and experience

  Graduate of Ecole Polytechnique

  Graduate of Ecole Nationale Supérieure de l'Aéronautique et de l'Espace (French Aerospace School of Engineering)

1975 – 1983	Weapons engineer at the Toulouse aviation testing centre
1984 – 1986	Head of materials research at Snecma
1987 – 1992	Assistant Director and then Director of Quality at Snecma
1993 – 1995	Director of the Mechanical Division at Snecma and then Deputy Technical Director
1995 – 1996	CFM 56 Program Director at Snecma and Vice-President of CFM International
1996 – 1998	Technical Director at Snecma
1999 – 2002	CEO of the Rocket Engine Division at Snecma (now Snecma Moteurs)
2002 – 2003	Chairman and CEO of Snecma Moteurs
2004 – 2006	Executive Vice-President of Snecma Group and then SAFRAN Group, responsible for the Aerospace Propulsion Branch
11/2006 – 09/2007	Executive Vice-President of SAFRAN, responsible for the Defense Security Branch; Chairman and CEO of Sagem Défense Sécurité
Since 3/09/2007	Chairman of the SAFRAN Executive Board; Executive Vice-Present, Defense Security

  Vice-President of the French Aerospace Industrial Grouping, GIFAS

  Member of the AeroSpace and Defense Industries Association of Europe, ASD

Dominique-Jean Chertier

57 years old

Member of the Executive Board

- date of first appointment: January 1, 2007
- term of office end date: 2011 AGM

Executive Vice-President, Social and Institutional Affairs

Number of SAFRAN shares held as of December 31, 2007: 5,019 (indirect holding via units in the SAFRAN Group Corporate Mutual Fund (FCPE); conversion based on the SAFRAN share price as of 12/31/2007)

Professional address: SAFRAN, 2 Boulevard du Général Martial Valin, 75015 Paris, France

- Other current offices

  SAFRAN Group:

  Director and Chairman of the Board: SAFRAN Human Resources Support, Inc. (United States)

  Director: SAFRAN Conseil; SAFRAN Employment Services, Inc. (United States)

  Non-Group:

  Director: Air France

- Offices which expired during the last five years

  SAFRAN Group:

  Chairman and CEO: SAFRAN Human Resources Support, Inc. (United States), up to May 2006

  Chairman of the Board of Directors: SAFRAN Conseil, up to December 2005

  Director: Messier-Dowty International Ltd (UK), up to November 2007; SAFRAN Sixty, from March to December 2006

  Non-Group: none

- Management expertise and experience

  Post-graduate degree in the arts

  Graduate of CELSA (School of Information Sciences and Communication)

1976 – 1982	Assistant to the Administration services and Employees Director of Renault International
1982 – 1986	Manager of employee/management relations in the Sacilor Group
1986 – 1992	Executive Vice-President of Human Resources, member of the AIR INTER Management Committee
1992 – 2002	CEO of UNEDIC
2002 – 2003	Advisor to the Prime Minister on social affairs
Since 2003:	Executive Vice-President of Snecma Group and then SAFRAN Group, responsible for Social and Institutional Affairs
Since 1/01/2007	Member of the SAFRAN Executive Board

  Member of the Economic and Social Council since 2003

  Member of the Pensions Advisory Council and member of the Inter-Ministerial Committee for the supervision of senior management, since 2004

  Member of the Employment Policy Council since 2005

Xavier Lagarde

60 years old

Member of the Executive Board

- date of first appointment: January 1, 2007
- term of office end date: 2011 AGM

Executive Vice-President, Communications Branch

Number of SAFRAN shares held as of December 31, 2007: 129,588 shares held directly and 48,119 shares held indirectly (via units in the SAFRAN Group Corporate Mutual Fund (FCPE) and Club Sagem units; conversion based on the SAFRAN share price as of 12/31/2007)

Professional address: SAFRAN, 2 Boulevard du Général Martial Valin, 75015 Paris, France

- Other current offices

  SAFRAN Group:

  Chairman and CEO: Sagem Télécommunications (formerly Sagem Communication)

  Chairman of the Board of Directors: SAFRAN Conseil

  Director: Aircelle ; Sagem Mobiles

  Non-Group:

  Member of the Supervisory Board: Gores Broadband SA

- Offices which expired during the last five years

  SAFRAN Group:

  Chairman and CEO: Coficem, up to December 2003

  Director: Sagem Communications, from July 2007 to January 2008

  Member of the Supervisory Board: Sagem SA, now SAFRAN, up to December 31, 2006

  Non-Group:

  Chairman: Club Sagem SASCV, from June 2006 to June 2007

- Management expertise and experience

  ENSICA Engineer

  Master of Sciences in Aeronautics from CALTECH (California Institute of Technology)

1974 – 1981	Various R&D functions within Sagem
1981 – 1986	Head of the Sagem Avionics R&D unit,
1986 – 1987	Deputy Director of the Sagem Research and Development Centre, Argenteuil
1987 – 1989	Director of the Sagem Research and Development Centre, Eragny
1989 – 10/2001	Executive Vice-President, Personnel and Employee Relations at Sagem
2001 – 2003	Executive Vice-President, Quality at Sagem
04/2001 – 12/2006	Member of the Supervisory Board of Sagem SA and then SAFRAN
2003 – 2005	Executive Vice-President, Engineering and Quality at Sagem
05/2005 – 09/2006	Executive Vice-President, Quality at SAFRAN
Since 09/2006:	SAFRAN Executive Vice-President, Communications Branch
Since 1/01/2007	Member of the SAFRAN Executive Board

Information on Executive Board members in office in 2007, whose term ended before the date of filing of this Reference Document

Jean-Paul Béchat

65 years old

Chairman of the Executive Board from March 18, 2005 to September 2, 2007

Number of SAFRAN shares held as of August 31, 2007: 21,552 shares held directly and 22,981 shares held indirectly (via units in the SAFRAN Group Corporate Mutual Fund (FCPE); conversion based on the SAFRAN share price as of 08/31/2007)

Personal address: 43 rue de l'Eglise, 75015 Paris

- Current offices

  SAFRAN Group: none

  Non-Group:

  Director: Alstom ; Société de Gestion de Participations Aéronautiques (SOGEPA)

- Offices which expired during the last five years

  SAFRAN Group:

  Chairman of the Executive Board: SAFRAN, from May 11, 2005 to September 2, 2007; Sagem SA (now SAFRAN, following its merger with Snecma), from March 18, 2005 to May 10, 2005

  Chairman and CEO: Snecma, up to its merger with Sagem SA (now SAFRAN) on May 11, 2005

  Director: Messier-Dowty International Ltd (UK), up to June 2004

  Non-Group:

  Director: Aéroports de Paris, up to June 2005; Natexis Banques Populaires, up to May 2004; France Télécom, up to February 2003

- Management expertise and experience

  Graduate of Ecole Polytechnique

  Master of Sciences from Stanford University (United States)

1965 – 1974	Production Engineer within Snecma Group
1974 – 1978	Executive Vice-President of Production at Hispano-Suiza (Snecma Group)
1979 – 1981	Deputy Director to the Snecma Technical Director
1981 – 1982	Executive Vice-President of Labor Relations at Snecma
1982 – 1985	Deputy Director of Industrial Affairs and Senior Vice-President at Hispano- Suiza
1986 – 1994	CEO and then Chairman and CEO of Messier-Bugatti (Snecma group)
1994 – 1996	Chairman and CEO of Société Nationale des Poudres et Explosifs (SNPE)
1996 – 05/2005	Chairman and CEO of Snecma
03/2005 – 05/2005	Chairman of the Executive Board of Sagem SA
05/2005 – 09/2007	Chairman of the SAFRAN Executive Board

Chairman of the French Aerospace Industrial Grouping, GIFAS, from 1997 to 2001 and then Honorary Chairman and member of the Board
Member of the Board of the Union of Metallurgy Industries and Businesses (UIMM)
Member of the Executive Council of the French Employers Association (MEDEF)
Member of the Advisory Board of the Banque de France
Member of the Board of the AeroSpace and Defense Industries Association of Europe (ASD) up to August 2007

14.1.2 SUPERVISORY BOARD

Members of the Supervisory Board

At the date of filing of this Reference Document, the SAFRAN Supervisory Board comprised eighteen members, including four representatives of the French State and two representatives of employee shareholders.

Chairman of the Supervisory Board
- **Francis Mer**

Vice-Chairperson of the Supervisory Board
- **Anne Lauvergeon**

Members of the Supervisory Board
- **Mario Colaiacovo**
- **François de Combret** *
- **Armand Dupuy**
- **Jean-Marc Forneri** *
- **Yves Guéna** *
- **Shemaya Levy** *
- **Michel Lucas** *
- **Jean Rannou** *
- **Michel Toussan**
- **Bernard Vatier** *

Representatives of the French State
- **Christophe Burg**
- **Patrick Gandil**
- **Jean-Yves Leclercq**
- **Jean-Bernard Pène**

Representatives of employee shareholders:
- **Christian Halary**
- **Michèle Monavon**

* Independent members of the Supervisory Boards pursuant to the criteria set out in the AFEP-MEDEF report of October 2003 (Appointments Committee meetings of February 16, 2006 and March 16, 2007)

The composition of the SAFRAN Supervisory Board is subject to ordinary law provisions applicable to private sector companies. Pursuant to legal provisions and Article 22 of the Bylaws, members of the Supervisory Board are appointed by shareholders in Ordinary General Meeting for a term of six years, terminating at the end of the Ordinary General Meeting held to adopt the financial statements for the fiscal year then ended and held in the year in which the term of office expires.

As the French State holds a 10% stake in the share capital of SAFRAN, it is reserved pursuant to the provisions of Article 12 of Law no. 49-985 of July 25, 1949, a number of seats on the Supervisory Board in proportion to its stake, subject to a maximum of two-thirds of the total number of seats,. The appointment of representatives of the French State designated by ministerial order is subject to approval by shareholders in Ordinary General Meeting. The members of the Supervisory Board representing the French State have the same status, powers and responsibilities as other members of the Board, but are not required to hold shares in the company and the attendance fees allocated for the exercise of their duties are paid into the general budget of the French State.

The two representatives of employee shareholders were appointed by Ordinary General Meeting in their capacity as Chairmen of the Supervisory Boards of the SAFRAN Group corporate mutual funds (FCPE). They have the same status, powers and responsibilities as other members of the Board, but are not required to hold shares in the company.

The following individuals also attend Supervisory Board meetings in an advisory capacity:

- two Board advisors (*censeurs*), Pierre Moraillon and Georges Chodron de Courcel, appointed, in accordance with Article 30 of the Company's Bylaws, by the Supervisory Board for a term of four years;
- a Government Commissioner, the Controller General of the Armed Forces, Etienne Bosquillon de Jenlis, appointed by order of the Ministry of Defense, pursuant to legal and regulatory provisions applicable to companies whose activities substantially include the execution of military orders and orders for weapons-classified equipment.

Changes in the composition of the Supervisory Board during 2007 and up to the date of filing of this Reference Document

Francis Mer, member of the Supervisory Board since December 12, 2006, was appointed Chairman of the Supervisory Board with effect from January 16, 2007, to replace Mario Colaiacovo who resigned with effect from January 15, 2007 from the office of Chairman of the Supervisory Board, but who remained a Board member.

Patrick Gandil was co-opted as a member of the Supervisory Board by the Board meeting of February 13, 2008, as a representative of the French State, to replace Didier Lallement. His appointment will be subject to ratification by the Shareholders' Meeting on May 28, 2008.

Didier Lallement was co-opted by the Supervisory Board on March 20, 2007 as a representative of the French State, to replace Michel Wachenheim and his appointment was ratified by the Shareholders' Meeting of May 25, 2007.

Information on Supervisory Board members in office at the date of filing of this document

Francis Mer

68 years old

Chairman of the Supervisory Board

- date of first appointment: January 16, 2007
- term of office end date: 2011 AGM

Member of the Supervisory Board since December 12, 2006.

Chairman of the Strategy Committee

Number of SAFRAN shares held as of December 31, 2007: 1,500 (direct holding)

Professional address: SAFRAN, 2 Boulevard du Général Martial Valin, 75015 Paris, France

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Chairman of the Supervisory Board: Oenoholding
  Director: Rhodia; Adecco (Switzerland)
- Offices which expired during the last five years
  SAFRAN Group: none
  Non-Group:
  Director: Alstom, in 2005 and 2006; Inco (Canada) in 2005 and 2006
- Management expertise and experience
  Graduate of Ecole Polytechnique
  Corps of Mines engineer

1974 – 1978	CEO of Saint-Gobain Industries
1978 – 1982	Senior Vice-President of Groupe Saint-Gobain responsible for industrial policy
1982 – 1986	Chairman and CEO of Pont-à-Mousson SA; Executive Vice-President of the Tubing and Engineering division of Groupe Saint-Gobain
1986 – 2002	Chairman and CEO of Usinor-Sacilor
1988 – 2002	Chairman of the Fédération Française de l'Acier (FFA)
1990 – 1997	Chairman of Eurofer (Association of European steel manufacturers)
1991 – 2002	Chairman of the National Association of Technical Research (ANRT)
1997 – 1998	Chairman of the International Iron and Steel Institute
2002	Co-Chairman of the Arcelor Group
2002 – 2004	Minister of the Economy, Finance and Industry
2004 – 2005	Chairman of the Foundation for Political Innovation (*Fondation pour l'Innovation Politique*)
Since 2004:	Member of the Supervisory Board of the Foundation for Political Innovation (*Fondation pour l'Innovation Politique)*

Anne Lauvergeon

48 years old

Vice-Chairperson of the Supervisory Board

- date of first appointment: April 24, 2001
- term of office end date: 2011 AGM

Member of the Strategy Committee

Number of SAFRAN shares held as of December 31, 2007: 875 (direct holding)

Professional address: Areva, 33 rue La Fayette, 75009 Paris

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Chairperson of the Executive Board: AREVA
  Chairperson and CEO: Areva NC
  Director: Areva T&D ; Areva Enterprises, Inc. (United States); Suez; Total; Vodafone Group Plc (UK)

- Offices which expired during the last five years
  SAFRAN Group: none
  Non-Group:
  Permanent representative on the Board of Directors: FCI, up to November 2005 (company represented: Areva)

- Management expertise and experience
  Degree in Physical Sciences
  Corps of Mines engineer

1990	International Economy and External Trade representative of the French President
1991	Deputy Secretary General of the French Republic responsible for the organization of international summits (G7)
1995	Managing Partner of Lazard Frères & Cie
1997	Senior Vice-President of Alcatel Telecom
1998	Member of the Alcatel Group Executive Committee
Since 1999:	Chairperson and CEO of Areva NC
Since 2001:	Chairperson of the Areva Executive Board

Member of the Executive Council of the French Employers Association (MEDEF) since 2006

Mario Colaiacovo

66 years old

Member of the Supervisory Board

- date of first appointment: April 24, 2001
- term of office end date: 2011 AGM

Member of the Strategy Committee

Chairman of the Supervisory Board up to January 15, 2007

Number of SAFRAN shares held as of December 31, 2007: 390,015 shares held directly and 29,325 shares held indirectly (via units in the SAFRAN Group Corporate Mutual Fund (FCPE) and Club Sagem units; conversion based on the SAFRAN share price as of 12/31/2007)

Personal address: 20 rue Weber, 75116 Paris

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Director: Covéa Group: MMA Iard Assurances Mutuelles; MMA Vie Assurances Mutuelles
  Permanent representative on the Board of Directors:
  Covéa: Group MMA Iard SA (company represented: MMA Vie Assurances Mutuelles) ; MMA Coopérations SA (company represented: Financière du Bourg d'Anguy); Covéa (company represented: MMA Vie SA)
  Crédit Mutuel Group – CIC: CIC Finance (company represented: Ugepar Services); CIC Investissement (company represented: Ugepar Services) ; Banque Transatlantique (company represented: Impex)
  Permanent representative on the Supervisory Board. Le Monde & Partenaires Associés SAS (company represented: Investmonde)

- Offices which expired during the last five years
  SAFRAN Group:
  Chairman of the Supervisory Board: Sagem SA, now SAFRAN, up to January 15, 2007
  Director: Snecma, up to May 11, 2005; Coficem, up to December 18, 2003
  Non-Group:
  Chairman: Club Sagem SASCV, up to June 14, 2006
  Director: Consortium de Réalisation (CDR), up to December 31, 2005

- Management expertise and experience
  Graduate of the Dijon Business School (Ecole Supérieure de Commerce et de l'Institut d'Administration des Entreprises)
  Chartered Accountant

1977 – 1986	CFO and then Chairman and CEO of Compagnie des Signaux et d'Entreprises Electriques (CSEE)
1987 – 2001	Financial and Administrative Director followed by Executive Vice-President, CEO and Chairman and CEO of Sagem
04/2001 – 01/2007	Chairman of the Supervisory Board of Sagem SA, now SAFRAN

François de Combret *

66 years old

Member of the Supervisory Board

- date of first appointment: October 30, 2002
- term of office end date: 2011 AGM

Member of the Appointments and Compensation Committee

Number of SAFRAN shares held as of December 31, 2007: 115 (direct holding)

Professional address: UBS, 65 rue de Courcelles, 75008 Paris

- Other current offices

SAFRAN Group: none

Non-Group:

Director: Bouygues Télécom; Nexans; Renault

- Offices which expired during the last five years

SAFRAN Group: none

Non-Group:

Director: Institut Pasteur, up to 2005; Fonds Partenaires Gestion, up to 2005

Managing Partner of the bank Lazard Frères, up to 2005

- Management expertise and experience

Graduate of the French School of Administration (ENA)

Graduate of the Paris School of Political Science (IEP)

1972 – 1974	Advisor for Industrial Affairs to the Economy and Finance Minister
1973 – 1994	Assistant judge to the Audit Office
1974 – 1978	Technical Advisor to the General Secretariat of the French President
1978 – 1981	Deputy Secretary General of the French President
1982 – 1985	Partner of Lazard Frères & Co in New York
1985 – 2005	Managing Partner of Lazard Frères & Cie in Paris
Since 2006:	Senior Advisor to UBS Investment Bank

Armand Dupuy

59 years old

Member of the Supervisory Board

- date of first appointment: April 24, 2001
- term of office end date: 2011 AGM

Executive Vice-President of Research and Technology

Number of SAFRAN shares held as of December 31, 2007: 78,240 shares held directly and 48,667 shares held indirectly (via units in the SAFRAN Group Corporate Mutual Fund (FCPE) and Club Sagem units; conversion based on the SAFRAN share price as of 12/31/2007)

Professional address: SAFRAN, 2 Boulevard du Général Martial Valin, 75015 Paris, France

- Other current offices

SAFRAN Group:

Permanent representative on the Board of Directors: Teuchos (company represented: SAFRAN)

Non-Group:

Vice-Chairman: Club Sagem SASCV

- Offices which expired during the last five years

SAFRAN Group:

Vice-Chairman: Coficem, up to December 2003

Non-Group: none

- Management expertise and experience

ESE Engineer (Engineering School of Electricity)

1975 – 1979	Research Engineer at Sagem
1979 – 1988	Head Product Engineer at Sagem
1988 – 1990	Head of the R&D unit at the Sagem Research and Development Centre, Eragny
1990 – 1995	Director of the Sagem Research and Development Centre, Eragny
1995 – 1997	Director of Sagem R&D centers in Eragny and Argenteuil
1997 – 2005	Director of Sagem SA Research and Development
2003 – 2005	Director of Sagem SA head office
Since 05/2005:	Executive Vice-President of Research and Technology, SAFRAN

Jean-Marc Forneri

48 years old

Member of the Supervisory Board

- date of first appointment: March 17, 2005
- term of office end date: 2011 AGM

Member of the Appointments and Compensation Committee

Number of SAFRAN shares held as of December 31, 2007: 1,512 (direct holding)

Professional address: Bucéphale Finance, 17 avenue George V, 75008 Paris

- Other current offices

  SAFRAN Group: none

  Non-Group:

  Chairman: Bucéphale Finance SAS

  Director: Balmain; Bonnasse Lyonnaise de Banque; Intercontinental Exchange (United States)

  Manager: Perseus Participations

- Offices which expired during the last five years

  SAFRAN Group:

  Director: Snecma, up to 2005

  Non-Group:

  Chairman: Crédit Suisse First Boston France, up to 2003

  Vice-Chairman: Crédit Suisse First Boston France, up to 2003

  Director: Dassault Multimedia, up to 2003; IPE (UK), up to 2005

- Management expertise and experience

  Graduate of the French School of Administration (ENA)

  Graduate of the Paris School of Political Science (IEP)

  Masters in Corporate law, Completion of the French bar exam

1984 – 1987	Finance Inspectorate
1987 – 1988	Advisor to Edouard Balladur, Minister of Finance, reporter for the Commission on estate taxes (Ministry of Finance)
1988 – 1994	Director and CEO of Skis Rossignol
1994 – 1996	Managing Partner of Worms et Compagnie, responsible for the investment bank
1996 – 2003	Chairman of Credit Suisse First Boston France, Vice-Chairman of Credit Suisse First Boston Europe
Since 2004:	Founder and Chairman of Bucéphale Finance

Yves Guéna

85 years old

Member of the Supervisory Board

- date of first appointment: April 21, 2004
- term of office end date: AGO 2011

Number of SAFRAN shares held as of December 31, 2007: 1,025 (direct holding)

Personal address: 13 rue René Bazin, 75016 Paris

- Other current offices none
- Offices which expired during the last five years none
- Management expertise and experience

  Graduate of the French School of Administration (ENA)

1962 – 1981	Deputy for Dordogne
1967 – 1969	Minister for the Post Office and Telecommunications
05 to 07/1968	Information Minister
1971 – 1997	Mayor of Périgueux
1973 – 1974	Minister of Transport
03 to 06/1974	Minister for Industry, Commerce and Trades
1986 – 1997	Deputy and then Senator for Dordogne
1992 – 1997	Vice-Chairman of the French Senate
1997 – 2004	Member and then Chairman of the French Constitutional Council
2004 – 01/2007	Chairman of the Institut du Monde Arabe

Shemaya Levy *

60 years old

Member of the Supervisory Board

- date of first appointment: March 17, 2005
- term of office end date: AGO 2011

Chairman of the Audit Committee

Number of SAFRAN shares held as of December 31, 2007: 782 (direct holding)

Personal address: 170 rue de la Pompe, 75116 Paris

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Member of the Supervisory Board: Aegon NV; Groupe Ségula Technologies; TNT NV
  Director: Nissan Motor Co., Ltd (Japan) ; Renault Spain
- Offices which expired during the last five years
  SAFRAN Group:
  Director: Snecma, up to May 2005
  Non-Group:
  Chairman: Compagnie Financière Renault, up to June 2003
  Director: Renault Finances, up to February 2006; Renault Crédit International, up to February 2004; Cofal (Renault Group), up to December 2003
- Management expertise and experience
  Graduate of the French School of Statistics and Economic Administration (ENSAE)

1978 – 1980	Director of America-Asia International Operations for Renault Véhicules Industriels (RVI)
1980 – 1983	RVI Sales Director for North America
1983 – 1987	RVI CEO for Spain
1987 – 1991	RVI Sales and International Affairs Director
1991 – 1994	RVI CEO
1994 – 1998	RVI Chairman and CEO
1998 – 2003	Chairman of Compagnie Financière Renault Renault Senior Vice-President responsible for finance, audit, management control, investment and organization and systems integration

Michel Lucas *

68 years old
Member of the Supervisory Board
- date of first appointment: October 30, 2002
- term of office end date: AGO 2011

Chairman of the Appointments and Compensation Committee, Member of the Audit Committee
Number of SAFRAN shares held as of December 31, 2007: 1,500 (direct holding)
Professional address: CIC Groupe, 6 avenue de Provence, 75009 Paris

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Chairman of the Executive Board: Crédit Industriel et Commercial (CIC)
  Chairman: Crédit Mutuel Cartes de Paiement (CMCP) SAS
  Vice-Chairman of the Board of Directors: Fondation Alliance Française; Mastercard Europe (Belgium)
  Director: Banque Transatlantique; Holding Eurocard SAS; MIE Beauvillé; BT Belgium; Compagnie d'assurances Astrée (Tunisia); Banque de Luxembourg; Banque de Tunisie; Banque Marocaine du Commerce Extérieur
- Offices which expired during the last five years: none
- Management expertise and experience
  Engineer, Centrale Lille, France – Degree in mathematical and physical science
  Certified member of the French Institute of Actuaries, Paris
  Graduate of the Institute of Finance, Paris

  With the Crédit Mutuel since 1971:
  Advisor to the Chairman (1971 – 1985)
  Director of the IT Department (1973 – 1998)

  Current positions:
  CEO of the Confédération Nationale du Crédit Mutuel
  Chairman of the CIC Executive Board
  CEO of the Fédération du Crédit Mutuel Centre Est Europe
  CEO of Banque Fédérative du Crédit Mutuel
  Chairman and CEO of Groupe des Assurances du Crédit Mutuel

Jean Rannou

65 years old
Member of the Supervisory Board
- date of first appointment: March 17, 2005
- term of office end date: 2011 AGM

Member of the Strategy Committee and the Audit Committee
Number of SAFRAN shares held as of December 31, 2007: 1,640 (direct holding)
Personal address: 4 rue du Sommet des Alpes, 75015 Paris

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Member of the Supervisory Board: Thalès-Raytheon Systems Company SAS
  Director: Institut Français des Relations Internationales (IFRI)

- Offices which expired during the last five years
  SAFRAN Group:
  Director: Snecma, up to May 2005, Messier-Dowty International Ltd (UK), up to May 2004;
  Non-Group
  Director: Institut de Radioprotection et de Sûreté Nucléaire (IRSN), up to April 2008

- Management expertise and experience
  Engineer, Ecole de l'Air – Certified Fighter Pilot – General Staff Commission
  Graduate of the Ecole Supérieure de Guerre Aérienne

  French Air Force General, former Chief of Air Staff, retired July 1, 2000.
  Expert consultant in strategic and international affairs for two consulting companies.
  Chairman of the Association EuroDéfense France
  Member of the Scientific Defense Council
  Non-Executive Director on the Supervisory Board of Thalès-Raytheon Systems (TRS) and Chairman of the Security Committee
  Member of the Franco-British Council
  Member of the Air and Space Academy

Michel Toussan

68 years old

Member of the Supervisory Board

- date of first appointment: December 12, 2006
- term of office end date: 2011 AGM

Member of the Audit Committee

Number of SAFRAN shares held as of December 31, 2007: 169,360 shares held directly and 23,760 shares held indirectly (via Club Sagem units; conversion based on the SAFRAN share price as of 12/31/2007)

Personal address: 61 rue de Sannois, 95120 Ermont

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Chairman: Club Sagem SASCV

- Offices which expired during the last five years: none

- Management expertise and experience
  Engineer, Arts et Métiers
  Graduate of the Supélec Engineering School
  Graduate of Ecole du Chef d'Entreprise (CEO Management School)

  Sagem Group from 1969 to 2001

1969 – 1971	Research engineer
1971 – 02/1986	Head of a Research and Development unit
03/1986 – 10/2001	Successively occupied the positions of: Director of the Digital Terminals and Captors Department Director of the Remote Computing Systems Department Deputy Director of the Electronics Division Director of the Automobile Division Director of the Cable Division
Since 2002:	Judge of the Paris Commercial Court

Bernard Vatier

60 years old

Member of the Supervisory Board

- date of first appointment: April 24, 2001
- term of office end date: 2011 AGM

Member of the Appointments and Compensation Committee

Number of SAFRAN shares held as of December 31, 2007: 1,626 (direct holding)

Professional address: Vatier & Associés, 12 rue d'Astorg, 75008 Paris

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Member of the Supervisory Board: Aviva France
  Director: Aviva Participations

- Offices which expired during the last five years: none

- Management expertise and experience
  Post-graduate degree in private law and criminal sciences
  Graduate of the Corporate Law Institute, University of Paris II

Since 1971:	Attorney at the Paris Court of Appeal
1974 – 1985	Lecturer at the Ecole Supérieure des Sciences Economiques et Commerciales
1989 – 1993	Member of the management committee of the Union Internationale des Avocats
1990 – 1995	Secretary General of the Union Nationale des CARPA
1996 – 1997	Chairman of the Bar of the Court of Paris
1998 – 2002	Head of the French delegation of the European Bar Council
2003 – 2005	Vice-Chairman and the Chairman of the Council of Bars of Europe
Since 1997:	Partner of the Vatier & Associés Law Firm
Since 1998:	Member of the Paris Bar Council

Christophe Burg

44 years old

Member of the Supervisory Board representing the French State

- date of first appointment: September 12, 2006
- term of office end date: 2011 AGM

Member of the Strategy Committee and the Appointments and Compensation Committee

Number of SAFRAN shares held as of December 31, 2007: none

Professional address: DGA, 7-9 rue des Mathurins, 92220 Bagneux

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Director representing the French State: DCNS; Giat Industries; SNPE; Société de Gestion de Participations Aéronautiques (SOGEPA); Sogéade Gérance SAS

- Offices which expired during the last five years
  SAFRAN Group:
  Director representing the French State: Snecma, up to March 2005
  Non-Group: none

- Management expertise and experience
  Graduate of Ecole Polytechnique
  Graduate of Ecole Nationale Supérieure de l'Aéronautique et de l'Espace (French Aerospace School of Engineering)

1987 – 1989	Research engineer, Aircraft Manufacturing Division
1989 – 1992	Responsible for Rafale "front sector optronic" equipment, Aircraft Manufacturing Division
1992 – 1996	Head of Rafale weapons systems, Aircraft Manufacturing Division
1996 – 1999	Deputy Armament Attaché, French Embassy in London
1999 – 2002	Assistant Deputy Director and Head of the French Defense Procurement Agency's "electronics" bureau
03/2002 – 09/2004	Assistant Director for "Aeronautics-Missiles-Space," French Defense Procurement Agency
09/2004 – 07/2006	Responsible for implementation and, as of February 2005, head of the European Cooperation and Development subdivision of the French Defense Procurement Agency;
Since 07/2006:	Head of Industrial Affairs and Economic Intelligence at the French Defense Procurement Agency

Patrick Gandil

52 years old

Member of the Supervisory Board representing the French State

- date of first appointment: February 13, 2008 (**appointment subject to ratification by the Shareholders' Meeting of May 28, 2008**).
- term of office end date: 2011 AGM

Number of SAFRAN shares held as of December 13, 2008: none

Professional address: DGAC, 50 rue Henry Farman, 75015 Paris

- Other current offices
  SAFRAN Group: none
  Non-Group:
  Director representing the French State: Société de Gestion de Participations Aéronautiques (SOGEPA)
  Government Commissioner: Aéroports de Paris

- Offices which expired during the last five years: none

- Management expertise and experience
  Graduate of Ecole Polytechnique
  Civil Engineer (Ponts et Chaussées)

1979 – 1980	Engineer responsible for the Loing water management plan at the Seine-Normandy Basin Finance Agency

1981 – 1984	Deputy Director and head of the major projects unit at the Haute-Saône Department Equipment Division
1984 – 1988	Teaching Director at Ecole Nationale des Ponts et Chaussées (ENPC)
1986 – 1995	Lecturer at ENPC
1988 – 1994	Policy officer (management control, strategy), assistant director for services and decentralization at the Ministry of Equipment
1994 – 1995	Equipment Director for the Val d'Oise Department
1995 – 1997	Assistant Cabinet Director to the Minister for Public Service, State Reform and Decentralization
1997 – 1999	Head of the Air Force Base Department at the Civil Aviation Agency
1999 – 2003	Road Director at the Ministry of Equipment, Housing, Transport and Tourism
Since 2001:	General Civil Engineer *(Ingénieur Général des Ponts et Chausseés)*
2003 – 2005	Cabinet Director and then advisor to the Minister for Equipment, Transport, Housing, Tourism and the Sea
2005 – 2007	General Secretary of the Ministry of Equipment, Transport, Regional Development, Tourism and the Sea
Since 10/2007:	Director General of Civil Aviation

Jean-Yves Leclercq

38 years old

Member of the Supervisory Board representing the French State

- date of first appointment: March 17, 2005
- term of office end date: 2011 AGM

Member of the Strategy Committee, the Audit Committee and the Appointments and Compensation Committee

Number of SAFRAN shares held as of December 31, 2007: none

Professional address: APE, 139 rue de Bercy, 75012 Paris

- Other current offices

  SAFRAN Group: none

  Non-Group:

  Director representing the French State: DCNS; Etablissement Public de Financement et de Restructuration (EPFR); Imprimerie Nationale; SNPE; Société de Gestion de Participations Aéronautiques (SOGEPA); Sogéade Gérance SAS

- Offices which expired during the last five years

  SAFRAN Group:

  Director representing the French State: Snecma, up to May 2005

  Non-Group:

  Director: Autoroutes Rhône-Alpes, up to 2004; Bull, up to 2004; Sanef, up to 2004; Société Française du Tunnel routier de Fréjus, up to 2004; Sofreavia, up to 2004; Société Nationale Corse Méditerranée (SNCM), up to 2003

  Director of State Institutions: Autoroutes de France, up to 2004; Agence Foncière et Technique de la Région Parisienne, up to 2003; Etablissement Public d'Aménagement Seine-Arche, up to 2003; Réseau Ferré de France, up to 2003; Voies Navigables de France, up to 2003

- Management expertise and experience

  Graduate of the French School of Statistics and Economic Administration (ENSAE)

  Masters in Contemporary History from the University of Paris I

  Graduate of Ecole Normale Supérieure

1994 – 1997	Deputy to the Head of the Administration and Social Welfare offices, Department of Economic Forecasts, Ministry of the Economy, Finance and Industry
1997 – 1999	Deputy to the Head of the State funding and monetary affaires office, Treasury Department
1999 – 2001	Financial Attaché, Southeast Asia finance office, Treasury Department, Singapore
2001 – 2002	Head of the Emerging, Developing and Transitional countries office, Treasury Department
05/2002 – 10/2003	Head of the Transport and Urban Planning office, State Investments, Treasury Department
10/2003 – 05/2004	Head of the Air and Road Transport office, State Investments Agency
Since 06/2004:	Head of Investments, Services, Audiovisual and Defense at the State Investments Agency

Jean-Bernard Pène

54 years old

Member of the Supervisory Board representing the French State

- date of first appointment: March 17, 2005
- term of office end date: 2011 AGM

Number of SAFRAN shares held as of December 31, 2007: none

Professional address: DGA, 7-9 rue des Mathurins, 92220 Bagneux

- Other current offices: none

- Offices which expired during the last five years: none

- Management expertise and experience
  Graduate of Ecole Polytechnique
  Engineering graduate of Ecole Nationale Supérieure des Techniques Avancées (ENSTA)

1979 – 1989	Responsible for research and the acquisition of battle group monitoring systems and then Director of the 'forward electronic warfare system' program of the French Defense Procurement Agency
1989 – 1997	Ecole Supérieure de Guerre and then Deputy to the Head of the Land Armament department's Ordnance office and subsequently head of this office
1997 – 2000	Force systems architect responsible for managing the air-land environment at the Force systems and planning department
2000 – 2004	Head of the land armament programs department
2004 – 2005	Project leader for the technical division of the French Defense Procurement Agency and responsible for the creation of a Technical Expertise department
Since 2005:	Director of technical expertise at the French Defense Procurement Agency and Lieutenant General Armament Corps

Christian Halary

54 years old

Member of the Supervisory Board representing employee shareholders

- date of first appointment: May 12, 2006
- term of office end date: 2011 AGM

Number of SAFRAN shares held as of December 31, 2007: 13,450 shares held directly and 2,086 shares held indirectly (via units in the SAFRAN Group Corporate Mutual Fund (FCPE); conversion based on the SAFRAN share price as of 12/31/2007)

Professional address: Sagem Défense Sécurité, 21 avenue du Gros Chêne, 95610 Eragny-sur-Oise

- Other current offices
  SAFRAN Group:
  Chairman of the Supervisory Boards of the Corporate Mutual Funds (FCPE): Partifond; Interfond; Avenir
  Non-Group: none

- Offices which expired during the last five years: none

- Management expertise and experience
  Post-graduate degree in micro-wave frequency

1980 – 2005	Research Engineer and Engineer responsible for product development at Sagem SA
Since 2005:	Engineer responsible for product development at Sagem Défense Sécurité

Employee representative at Sagem Défense Sécurité
Former secretary of the Sagem Défense Sécurité Central Works Council (CCE)
Former secretary of the Sagem SA Group Committee
Member of the CFE/CGC coordination committee for SAFRAN Group

Michèle Monavon

50 years old

Member of the Supervisory Board representing employee shareholders

- date of first appointment: May 12, 2006
- term of office end date: 2011 AGM

Number of SAFRAN shares held as of December 31, 2007: 33 shares held directly and 1,878 shares held indirectly (via units in the SAFRAN Group Corporate Mutual Fund (FCPE); conversion based on the SAFRAN share price as of 1878/31/878007)

Professional address: SAFRAN, 2 Boulevard du Général Martial Valin, 75015 Paris, France

- Other current offices
  SAFRAN Group:
  Chairperson of the Supervisory Boards of the Corporate Mutual Funds (FCPE): SAFRAN Abond; SAFRAN Investissement
  Chairperson of Association Actio's (Association of SAFRAN employee shareholders)
  Non-Group:
  Member of the Board of Directors of the French Federation of employee shareholder associations (FAS)

- Offices which expired during the last five years: none

- Management expertise and experience
  Masters in sciences and techniques 'Physical techniques and instrumentation" (ISTASE Saint- Etienne)
  Post-graduate research degree in signal processing systems (Supélec Engineering School, Gif sur Yvette)

1987 – 1992	Engineer within Snecma Group
1992 – 1997	Sales Manager — Department Head at Snecma Group
Since 1997:	Sales manager — Financial and strategic analyst, competition analyst at Snecma and SAFRAN

Information on Supervisory Board members in office in 2007, whose term ended before the date of filing of this Reference Document

Didier Lallement

51 years old
Member of the Supervisory Board representing the French State from March 20, 2007 to February 12, 2008.
Number of SAFRAN shares held as of December 31, 2007: none
Professional address: Ministry for the Ecology, Development and Sustainable Regional Development, 20 avenue de Ségur, 75007 Paris

- Current offices
  SAFRAN Group: none
  Non-Group: none

- Offices which expired during the last five years
  SAFRAN Group:
  Member of the Supervisory Board representing the French State: SAFRAN, up to February 2008
  Non-Group:
  Director representing the French State: Société de Gestion de Participations Aéronautiques (SOGEPA), up to January 2008
  Government Commissioner: Aéroports de Paris, up to October 2007

- Management expertise and experience
  Graduate of the Institut Supérieur de Gestion, Business School
  Post-graduate degree in public law

1981 – 1985	Chief of Staff and then Deputy Secretary General of the Epinay sur Seine town council
1985 – 1988	Secretary General of the Inter-municipal Association of Epinay sur Seine
1988 – 1989	Principal private secretary of the Secretary of State responsible for Youth and Sport
1989 – 1990	Technical advisor to the Cabinet of the Secretary of State responsible for local authorities
1990 – 1991	Sub-Prefect - Cabinet Director for the Prefect of Essonne
1991 – 1993	Cabinet Director of the Secretary of State of local authorities
1993 – 1996	Secretary General of the Marne Prefecture
1996 – 1997	Head of the Department for regional and rural initiatives for the State organization for regional development
1997	Technical Advisor to the Cabinet of the Minister of the Interior, Director General of local authorities for the Ministry of the Interior
2000 – 2001	Prefect of Aisne
2001 – 2004	Director of the Penal Administration
2004 – 2005	Prefect of Saône and Loire
2005 – 2007	Cabinet Director for the Ministry of Transport, Equipment, Tourism and the Sea
02/2007 – 10/2007	Director General of Civil Aviation
Since 10/2007:	Interim General Secretary of the Ministry for Ecology, Development and Sustainable Regional Development; Interim General Secretary of the Ministry for Equipment, Transport, Regional Development, Tourism and the Sea

Michel Wachenheim

57 years old
Member of the Supervisory Board representing the French State from March 17, 2005 to March 19, 2007.
Number of SAFRAN shares held as of December 19, 2007: none
Professional address: Ministry for the Ecology, Development and Sustainable Regional Development, 246 bd St-Germain, 75700 Paris

- Current offices
  SAFRAN Group: none
  Non-Group:
  Director representing the French State: Société de Gestion de Participations Aéronautiques (SOGEPA)

- Offices which expired during the last five years
  SAFRAN Group:
  Member of the Supervisory Board representing the French State: SAFRAN, up to March 2007
  Director representing the French State: Snecma, up to May 2005
  Non-Group:
  Government Commissioner: Aéroports de Paris, from 2005 to 2007

- Management expertise and experience
  Graduate of Ecole Polytechnique
  Graduate of the French Civil Aviation School (ENAC)

1979 – 1983	Deputy to the Head of Air Operations, Aéroports de Paris
1983 – 1986	Responsible for analyses concerning the development of French airports in the provinces and overseas

1986 – 1991	Technical Director of the Institut du Transport Aérien (ITA)
1991 – 1993	Caisse Française de Développement (CFD)
1993 – 1995	Deputy Director of the Air Transport Division at the Civil Aviation Agency
1995 – 1997	Technical advisor to the Secretary of State for Transport
1997 – 2002	Cabinet Director and then Director to the CEO of Aéroports de Paris
2002 – 2006	Director General of Civil Aviation
Since 2007:	Director General of the National Geographical Institute, Cabinet Director to the Secretary of State for Transport, Deputy Cabinet Director to the Minister for Ecology, Development and Sustainable Regional Development

14.1.3 DECLARATION OF FAMILY TIES AND THE ABSENCE OF CONVICTIONS INVOLVING MEMBERS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

To the best of the Company's knowledge:

- There are no family ties between members of the Executive and Supervisory Boards.
  A family tie exists between two members of the Supervisory Board, François de Combret and Bernard Vatier (brothers-in-law).
- No member of the Executive or Supervisory Boards.
  - has been convicted of fraud,
  - has been a manger in a company when it filed for bankruptcy or was placed in receivership or liquidation,
  - has been officially and publicly incriminated and/or sanctioned by statutory or regulatory authorities,
  - has been prohibited by a court of law from belonging to an administration, management or supervisory body, or from participating in the management or performance of a company's business.

14.2 CONFLICTS OF INTEREST AT MANAGEMENT AND SUPERVISORY BODY LEVEL

To the best of the Company's knowledge:

- There are no potential conflicts of interest between the duties, with respect to SAFRAN, of members of the Executive or Supervisory Board and their private interests and/or other duties;
- No members of the Executive or Supervisory Board were appointed based on arrangements or agreements with the principal shareholders, customers, suppliers or other party.

The restrictions accepted by certain members of the Executive and Supervisory Boards on the sale of their shares in SAFRAN are set out in Section 18.6 "Undertaking to hold shares".

15 CORPORATE OFFICER COMPENSATION

15.1 COMPENSATION AND BENEFITS PAID TO MEMBERS OF THE EXECUTIVE AND SUPERVISORY BOARDS IN OFFICE IN 2007

15.1.1 COMPENSATION PAID TO MEMBERS OF THE EXECUTIVE BOARD

Executive Board member compensation is set by the Supervisory Board at the proposal of the Appointments and Compensation Committee (Compensation and Options Committee up to April 24, 2007). It comprises a fixed and a variable component.

Fixed compensation for 2007 was set by the Supervisory Board meeting of January 19, 2007, in accordance with the proposals issued by the Compensation and Options Committee on January 8, 2007.

Variable compensation paid in 2007 in respect of 2006 was determined in accordance with the criteria proposed by the Compensation and Options Committee on October 17, 2006 to the Supervisory Board meeting of January 19, 2007, i.e. one-third based on individual objectives and two-thirds based on economic objectives based on Group free cash flow (1/3), Group EBIT (1/3) and the SAFRAN share price (1/3). These objectives are assessed based on adjusted data (see Chapter 3).

The employment contract of Jean-Paul Herteman as Executive Vice-President of SAFRAN was suspended on the date of his appointment as Chairman of the Executive Board, effective September 3, 2007. Compensation for his duties as Chairman of the Executive Board was set by the Supervisory Board on October 18, 2007, at the proposal of the Appointments and Compensation Committee which met on the same day: gross fixed annual salary of €650,000 and variable compensation calculated based on the same rules as applicable to other members of the Executive Board

The financial conditions surrounding the departure of Jean-Paul Béchat, Chairman of the Executive Board, on September 2, 2007 were determined by the Supervisory Board on August 30, 2007; these represent the strict application of the provisions set, at the proposal of the Compensation and Options Committee, by the Supervisory Board meeting of March 18, 2005 which appointed Jean-Paul Béchat Chairman of the Executive Board of Sagem SA, now SAFRAN. In addition, Jean-Paul Béchat benefited from the provisions set out in the Employment Code concerning retirement at the initiative of the employer.

Compensation and benefits paid to members of the Executive Board during their term of office
(gross amounts; except for incentive payments, profit-sharing and additional contributions presented net)

	Fixed portion paid in		Variable portion paid in		Exceptional amounts paid in		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Jean-Paul Herteman Chairman of the Executive Board from 09/03/2007	€216,667	N/A	€0	N/A	€1,311 (1)	N/A	€217,978	N/A
Jean-Paul Béchat Chairman of the Executive Board up to 09/02/2007	€560,000	€750,000	€954,000 (2)	€703,000	€2,523,089 (3)	€4,633 (1)	€4,037,089	€1,457,633
Dominique-Jean Chertier Member of the Executive Board from 1/01/07	€440,000	N/A	€140,000	N/A	€22,145 (4)	N/A	€602,145	N/A
Xavier Lagarde Member of the Executive Board from 1/01/07	€442,769 (5)	€180,564 (6)	€126,000	€87,000 (6)	€18,093 (7)	€20,897 (6)	€586,862	€288,461

(1) Benefit in-kind: company car.
(2) Variable compensation in respect of 2006: €400,000 and in respect of the period 1/01/07 to 09/02/07: €504,000; exceptional bonus: €50,000:
(3) Contractual compensation: €2,520,000; benefit-in-kind (company car): €3,089. In addition to these amounts paid in respect of his corporate office, the following amounts were paid in 2007 under his employment contract which come into effect once again on September 3, 2007 : €504,000, corresponding to four months notice of retirement (out of a total notice period of six months) and a benefit-in-kind of €1,544 in respect of a company car. The remaining compensation in lieu of notice of €252,000, the retirement termination payment of €842,000 and a benefit-in-kind of €772 in respect of a company car were paid in February 2008.
(4) Incentive payments, profit-sharing and additional contributions: €17,683; benefit-in-kind (company car): €4,462,
(5) Compensation relating to 2006: €42,769
(6) Member of the Supervisory Board and Company employee (end of term of office 12/31/06)
(7) Incentive payments, profit-sharing and additional contributions: €13,229; benefit-in-kind (company car): €4,864

15.1.2 COMPENSATION PAID TO MEMBERS OF THE SUPERVISORY BOARD

15.1.2.1 Compensation excluding attendance fees

The annual compensation of Francis Mer, appointed Chairman of the Supervisory Board with effect from January 16, 2007, was set by the Supervisory Board on January 19, 2007, at the proposal of the Compensation and Options Committee meeting of January 8, 2007. Compensation was set at a fixed gross annual amount of €360 000, and provision of a company car with driver.

Compensation and benefits paid to members of the Supervisory Board, excluding attendance fees
(gross amounts)

	Fixed portion paid in		Variable portion paid in		Exceptional amounts paid in		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
Francis Mer Chairman, of the Supervisory Board from 01/16/ /07	€345,000	N/A	0 €	N/A	€0	N/A	€345,000	N/A
Anne Lauvergeon (1) Vice-Chairperson	0 €	€10,000	€0	€0	€0	€0	€0	€10,000
Mario Colaiacovo Chairman up to 01/15/07	€31,250	€750,000	€0	€0	€0	€0	€31,250	€750,000
Armand Dupuy (2) Member of the Supervisory Board and Company employee	€329,428 (3)	€180,564	€103,000	€87,000	€15,930	€19,083	€448,358	€295,647

(1) Mrs. Lauvergeon waived her fixed compensation as of March 1, 2006.
(2) Compensation received under his SAFRAN employment contract
(3) Compensation relating to 2006: €69,436

The salaries received by the Members of the Supervisory Board representing employee shareholders, Christian Halary and Michèle Monavon, in respect of their employment contract do not comply with the terms of the Reference Document Drafting Guidance published by the AMF in January 2007.

15.1.2.2 Attendance fees

Members of the Supervisory Board receive attendance fees in accordance with Article 29 of the Company's Bylaws.

The total annual amount of attendance fees was set until the next decision at €670,000 by the Sagem SA (now SAFRAN) Shareholders' Meeting of December 20, 2004, with effect from March 17, 2005 (settlement-delivery date for the Sagem shares presented in exchange under the Sagem share exchange bid for Snecma). The total annual amount was previously €400,000.

The Supervisory Board Internal Rules stipulate that members of the Board waive entitlement to part of their attendance fees in favor of the two Board Advisors, who are taken into account as one member when allocating total fees. In accordance with legal provisions, attendance fees allocated to representatives of the French State are paid to the Public Treasury.

The Supervisory Board Internal Rules lay down the following method for allocating attendance fees: a fixed portion (2/3) is split equally between members and a variable portion (1/3) reflects attendance rates at meetings of the Supervisory Board and Committees to which members belong.

	Attendance fees	
	Paid in 2007 in respect of 2006	Paid in 2006 in respect of 2005
Francis Mer	€1,327	N/A
Anne Lauvergeon	€41,878	€32,829
Mario Colaiacovo	€51,301	€46,500
François de Combret	€41,878	€40,769
Armand Dupuy	€31,277	€32,690
Jean-Marc Forneri	€32,455	€27,137
Yves Guéna	€31,277	€31,516
Christian Halary (term of office start date: 05/12/06)	€20,232	N/A
Xavier Lagarde (Supervisory Board member up to 12/31/06)	€31,277	€32,690
Shemaya Levy	€40,700	€33,007
Michel Lucas	€51,301	€36,212
Michèle Monavon (term of office start date: 05/12/06)	€20,232	N/A
Jean Rannou	€31,277	€25,963
Michel Toussan	€12,223	€37,247
Bernard Vatier	€38,344	€36,073
Total attendance fees paid to corporate officers in office in 2007	€476,979	€412,633
Total attendance fees paid	€670,000 (1)	€613,343 (2)

(1) 2007

Attendance fees allocated to representatives of the French State were paid, in accordance with legal provisions, to the Public Treasury in the total amount of €164,481.

Attendance fees paid to the Board Advisors totaled €16,317 (Georges Chodron de Courcel: €15,673; Pierre Moraillon, term of office start date 12/12/06: €644).

Attendance fees paid to members of the Supervisory Board who left office in 2006 and who were no longer corporate officers in 2007 totaled €12,223 (Dominique Paris, end of term of office: 05/11/06).

(2) 2006

Attendance fees allocated to representatives of the French State were paid, in accordance with legal provisions, to the Public Treasury in the total amount of €133,337.

Attendance fees paid to the Board Advisors totaled €19,628 (Georges Chodron de Courcel).

Attendance fees paid to members of the Supervisory Board who left office in 2005 or 2006 totaled €47,745 (Dominique Paris, end of term of office 05/11/06: €29,485; Patrice Durand, end of term of office 06/24/05: €4,806; Guy Rouanne, end of term of office 03/18/05: €6,727; Patrick Sevian, end of term of office 03/18/05: €6,727).

15.1.3 COMPENSATION PAID TO CORPORATE OFFICERS BY CONTROLLED COMPANIES

None.

15.2 PENSION PLANS

There is no pension plan set up for corporate officers pursuant to their function.

15.3 COMMITMENTS GIVEN IN RESPECT OF THE TERMINATION OF CORPORATE OFFICER FUNCTIONS

When setting the compensation payable to Jean-Paul Herteman, appointed Chairman of the Executive Board with effect from September 3, 2007, the Supervisory Board meeting of October 18, 2007, at the recommendation of the Appointments and Compensation Committee which met the same day, decided that at the end of his term of office and in the event of interruption of his office before term – except on the merger or absorption of the Company as referred to below - Jean-Paul Herteman shall regain his position of employee and the period during which he exercised the office of Chairman of the Executive Board shall be taken into account when calculating his length of service; he will benefit from maintenance of the last compensation amount (fixed and variable) received as Chairman of the Executive Board, unless the objectives set by the Supervisory Board for the last fiscal year are significantly under-attained; the Supervisory Board shall meet to assess the extent to which objectives are attained.

In the specific case where his office is interrupted before term as a result of merger with or absorption by another company, Jean-Paul Herteman shall regain his position of employee under the conditions detailed above. However, in this specific case and should Jean-Paul Herteman fail to accept any of the employment positions proposed, his employment contract shall be terminated and he shall benefit, in addition to the provisions set out in the Labor Code and the Sector Agreement applicable to Metallurgy Engineers and Executives, from an additional payment equal to nine months of his final salary as Chairman of the Executive Board. This payment shall potentially be reduced to reflect the extent to which performance objectives set by the Supervisory Board for the determination of variable compensation are attained during the last year of exercise of his office of Chairman. The Supervisory Board shall hold a special meeting in order to assess attainment of these objectives and set the exact amount of this compensation.

For 2008, performance objectives are one-third personal and two-thirds economic, based on Group free cash flow (1/3), Group EBIT (Earnings Before Interest and Taxes) (1/3) and the SAFRAN share price (1/3).

In accordance with the provisions of Article L. 225-90-1 of the French Commercial Code (*Code de commerce*), this commitment is presented to the Shareholders' General Meeting for approval, in the form of a specific resolution.

15.4 SHARE PURCHASE OPTIONS AND FREE SHARES

15.4.1 SHARE PURCHASE OPTIONS GRANTED AND EXERCISED IN 2007

SHARE PURCHASE OPTIONS GRANTED TO CORPORATE OFFICERS AND OPTIONS EXERCISED BY THE LATTER	Total number of options allocated / shares purchased	Weighted average price	Expiry/ exercise date	Plan
. Options granted during 2007 to corporate officers by SAFRAN or any other company authorized to grant options	0			
. Options exercised during 2007 by SAFRAN corporate officers				
Armand Dupuy	17,500	€10.63	06/12/2007	2003
Xavier Lagarde	17,500	€10.63	06/08/2007	2003

At the date of filing of this Reference Document, share purchase options granted to corporate officers and not exercised were as follows:

Armand Dupuy	17,500
Xavier Lagarde	17,500

N.B. No share subscription options were granted in 2007 or prior years.

15.4.2 FREE SHARES GRANTED IN 2007

FREE SHARES GRANTED TO CORPORATE OFFICERS	Number of free shares	Value
-Free shares granted during 2007 to corporate officers by SAFRAN or any other company authorized to grant free shares		
Total free shares granted	0	
-Free shares definitively acquired during 2007 by SAFRAN corporate officers		
Armand Dupuy	50	€18.61
Christian Halary	50	€18.61
Xavier Lagarde	50	€18.61

15.5 SHARE TRANSACTIONS PERFORMED BY CORPORATE OFFICERS IN 2007

To the best of the Company's knowledge, share transactions performed by SAFRAN corporate officers during 2007 were as follows:

Corporate officer	Transaction date	Nature of the transaction	Number of shares	Unit price
Armand Dupuy	02/16/2007	Sale	11,000	€17.415
	06/12/2007	Acquisition (1)	17,500	€10.63
Jean-Marc Forneri	10/30/2007	Acquisition (1)	800	€17.68
Xavier Lagarde	06/08/2007	Acquisition (1)	17,500	€10.63
Michel Toussan	10/04/2007	Sale	3,000	€17.74

(1) Exercise of share purchase options (04/23/2003 plan)

16 ACTIVITIES OF EXECUTIVE MANAGEMENT AIND SUPERVISORY BODIES

16.1 MEMBERS OF THE EXECUTIVE AND SUPERVISORY BOARDS IN OFFICE IN 2007

16.1.1 MEMBERS OF THE EXECUTIVE BOARD IN OFFICE IN 2007

Chairman of the Executive Board
- **Jean-Paul Béchat** (up to September 2, 2007)

followed by:
- **Jean-Paul Herteman** (from September 3, 2007)

Members of the Executive Board
- **Dominique-Jean Chertier**
- **Xavier Lagarde**

The terms of office of all Executive Board members expire at the same time, at the end of the Annual General Meeting held in 2011 to adopt the 2010 financial statements.

Detailed information concerning the members of the Executive Board may be found in Section14.1.1.

16.1.2 MEMBERS OF THE SUPERVISORY BOARD IN OFFICE IN 2007

Chairman of the Supervisory Board (since January 16, 2007)
- **Francis Mer** (member of the Supervisory Board since December 12, 2006)

Vice-Chairperson of the Supervisory Board
- **Anne Lauvergeon**

Members of the Supervisory Board
- **Mario Colaiacovo** (Chairman of the Supervisory Board up to January 15, 2007 and member of the Board since this date)
- **François de Combret**
- **Armand Dupuy**
- **Jean-Marc Forneri**
- **Yves Guéna**
- **Shemaya Levy**
- **Michel Lucas**
- **Jean Rannou**
- **Michel Toussan**
- **Bernard Vatier**

Representatives of the French State:
- **Christophe Burg**
- **Didier Lallement**, from March 20, 2007 (to replace Michel Wachenheim)
- **Jean-Yves Leclercq**
- **Jean-Bernard Pène**
- **Michel Wachenheim**, up to March 19, 2007 (replaced by Didier Lallement)

Representatives of employee shareholders:
- **Christian Halary**
- **Michèle Monavon**

The terms of office of all Supervisory Board members expire at the same time, at the end of the Annual General Meeting held in 2011 to adopt the 2010 financial statements.

The following individuals also attended Supervisory Board meetings in 2007 in an advisory capacity:

- two Board advisors (*censeurs*) appointed for a term of four years by the Supervisory Board in accordance with Article 30 of the Company's Bylaws: Pierre Moraillon and Georges Chodron de Courcel, whose terms of office expire on December 12, 2010 and November 10, 2010 respectively;
- a Government Commissioner, appointed by order of the Ministry of Defense on June 16, 2005: the Controller General of the Armed Forces, Etienne Bosquillon de Jenlis.

Detailed information concerning the members of the Supervisory Board may be found in Section14.1.2.

16.2 INFORMATION ON SERVICE CONTRACTS CONCERNING MEMBERS OF EXECUTIVE MANAGEMENT OR SUPERVISORY BODIES OF THE COMPANY OR ONE OF ITS SUBSIDIARIES

No service contracts concerning members of administrative, executive management or supervisory bodies of SAFRAN or one of its subsidiaries provide for the granting of benefits.

16.3 REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD ON THE ACTIVITIES OF THE BOARD AND INTERNAL CONTROL PROCEDURES – AUDITORS' REPORT ON THIS REPORT

16.3.1 REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARDS.

REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD
ON THE PREPARATION AND ORGANIZATION OF THE BOARD'S WORK AND THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

Year ended December 31, 2007

This report is presented to the Combined Shareholders' Meeting of SAFRAN on May 28, 2008 in accordance with the provisions of Article L. 225-68 of the French Commercial Code (*Code de commerce*)

In preparing this report, the Chairman consulted the Corporate Secretary, as well as the Economic and Financial Affairs Department, the Audit and Internal Control Department and the Group Risk and Insurance Department. This report was reviewed by the Audit Committee on February 11, 2008, prior to its presentation to the Supervisory Board on February 13, 2008.

I – PREPARATION AND ORGANIZATION OF THE SUPERVISORY BOARD'S WORK

I.A. Organization and activities of the Supervisory Board

Composition of the Board

The SAFRAN Supervisory Board comprises eighteen members, including four representatives of the French State and two representatives of employee shareholders.

Supervisory Board members are appointed for a period of six years and may be reelected.

The number of Supervisory Board members over 70 years of age may not exceed one-third of members in office.

The eighteen members of the Supervisory Board currently in office include seven members considered to be independent pursuant to the criteria defined in the AFEP/MEDEF report published in October 2003, as decided by the Supervisory Board on February 28, 2006 at the recommendation of the Appointments Committee and confirmed by the Board on March 20, 2007 after a further review of the position of Board members pursuant to the same criteria by the Appointments Committee on March 16, 2007. The independent directors are François de Combret, Jean-Marc Forneri, Yves Guéna, Shemaya Levy, Michel Lucas, Jean Rannou and Bernard Vatier.

The rules of behavior applicable to members of the Supervisory Board exercising duties in investment banks, with respect to their activities on the SAFRAN Supervisory Board, have been defined as follows:

- the persons concerned may not participate in the preparation or solicitation of service offers targeting the Company,
- the persons concerned may not effectively participate in the activities of the bank where a mandate is granted,
- the persons concerned may not vote on any resolution concerning a project in which the bank concerned is or may be involved as advisor.

Members of the Supervisory Board falling into this category undertook to abide by the above principles and this undertaking was taken into account when assessing their position with regard to independence criteria.

Finally, it should be noted that under the terms of the Board Internal Rules, members of the Supervisory Board must inform the Chairman of any effective or potential conflict of interest with the Company.

In addition to members of the Supervisory Board, two advisors (*censeurs*) attend Board meetings in an advisory capacity pursuant to the provisions of Article 30 of the Bylaws, together with a Government Commissioner.

The Chairman may, depending on the issues discussed, invite one or several members of the Executive Board and/or any member of management able to provide useful information to members of the Supervisory Board, to attend meetings.

Board Internal Rules

The activities of the Supervisory Board are governed by provisions of the law and the Bylaws and by the Internal Rules, which incorporate the recommendations of the AFEP/MEDEF report published in October 2003 on corporate governance in listed companies.

The Board Internal Rules notably seek to clarify the conditions governing the exercise by the Supervisory Board of its powers, to define the duties and operating rules of its special committees and to set the rules for the allocation of attendance fees to members.

Following the reorganization of the Board Committees, the Supervisory Board Internal Rules were updated on March 20, 2007 and may be consulted on the Company's website: www.safran-group.com.

Board meetings

The Supervisory Board meets at least four times a year and may be convened by any means.

The Board Internal Rules state that meetings may be held, where necessary, by conference or video-conference call.

The effective presence of at least half of members in office is necessary in order to validate decisions. Decisions are taken by majority vote. In the event of a split vote the meeting Chairman shall cast the deciding vote.

Supervisory Board members may be represented, under their responsibility, by another member of the Board, subject to a maximum of one power of proxy per Board member.

Minutes are drawn up for each Board meeting and forwarded to all Board members with a view to their adoption at the next meeting.

Board information

The agenda for Supervisory Board meetings is proposed by the Secretary to the Chairman and takes account of the agendas of Board special committee meetings and proposals from Board members.

Before each meeting and approximately one week prior to the meeting date, Board members receive the agenda and all documents necessary to inform them on the issues to be discussed during the meeting. They may request communication prior to the meeting of any additional documents they consider useful.

In addition, the Supervisory Board is informed by the Executive Board or its Chairman, on a permanent basis and by any means, of any significant events concerning the Group. Its members receive a copy of Company press releases and a monthly press review, together with the minutes of all Audit Committee meetings.

Powers of the Supervisory Board – Limits imposed on the powers of the Executive Board

The Supervisory Board exercises the prerogatives granted by law and regulations.

In addition, pursuant to Article 19 of the Company's Bylaws and Board Internal Rules the following decisions of the Executive Board must be submitted to the Supervisory Board for prior authorization:

1/ Decisions subject to prior authorization, irrespective of the transaction amount:

- Issues of any kind of investment securities liable to entail a change in the share capital;
- Material decisions to establish foreign operations, directly by the creation of companies, or direct or indirect subsidiaries, or by the acquisition of interests, or decisions to close these establishments;
- Material operations likely to affect the Group's strategy or modify its financial structure or the scope of its activity.

The Executive Board is responsible for assessing the materiality of decisions or operations.

2/ Decisions subject to prior authorization where the transaction amount exceeds €40 million:

- Acquisition or disposal of property;
- Acquisition or disposal of interests in any existing or future company, involvement in the creation of any company, group or organization, subscription to any issue of shares, partnership shares, or bonds, excluding cash transactions;
- Any exchange, with or without balancing cash adjustment, relating to assets or securities, excluding cash transactions;
- In the event of litigation, signature of any agreement and transaction,.acceptance of any settlement;
- Collateral on Company assets.

3/ Decisions subject to prior authorization where the transaction amount exceeds €150 million:

- The granting or contracting of any loan, credit or advance;
- The acquisition or disposal of any receivable by any means.

In addition and in accordance with legal provisions, deposits, endorsements and guarantees may only be granted by the Company after authorization by the Supervisory Board. Each year, the Board sets an overall ceiling up to which deposits, endorsements and guarantees may be granted by the Executive Board; any commitment exceeding this overall limit must be specifically authorized by the Supervisory Board.

The overall ceiling for 2007 was set at €150 million, unchanged on 2006. However, as this amount was substantially used in March for an exceptional guarantee, a new authorization was granted for a period of one year to April 24, 2007 of €150 million.

Activities of the Supervisory Board in 2007

The Supervisory Board met nine times in 2007, with an average attendance rate of 92.6 %.

In accordance with the provisions of the Supervisory Board Internal Rules, certain decisions of the Board falling within their scope of expertise were prepared by special Board Committees, which reported on their activities to the Board and submitted their opinion and proposals.

As part of its control activities, the Board notably reviewed the quarterly reports submitted by the Executive Board, the company and consolidated financial statements for the year ended December 31, 2006, the interim financial statements for the half-year ended June 30, 2007 and forward-looking management documents. All documents prepared for the Annual General Meeting of Shareholders on May 25, 2007 were submitted to the Board. It was kept informed by the Audit Committee of the procedures performed by the external audit firms on the unexplained journals identified in the Sagem Défense Sécurité accounts for 2006 and prior years.

The governance activities of the Supervisory Board included finding a replacement for the Chairman of the Executive Board whose term of office came to an end on his 65th birthday. It also reorganized the special committees and updated the Internal Rules accordingly. It carried out a self-appraisal and took the necessary measures in response to the wishes expressed by its members. It defined internal rules concerning authorization periods for transactions in the Company's shares by corporate officers and management executives. It authorized an agreement covered by Article L. 225-86 of the French Commercial Code.

With regard to compensation, the Supervisory Board reviewed the proposals of the Compensation Committee concerning the fixed and variable compensation of Executive Board members, the financial terms and conditions of departure of the Chairman of the Executive Board and the compensation of the new Chairman of the Executive Board and the commitments given to him with regard to the termination of his term of office.

Concerning the economic position of the Group, the Supervisory Board examined the Group budget for the year in progress in January 2007, based on a budget presentation for each branch and, in May 2007, an update of this same budget. It examined the Group budget for 2008 in December 2007. Throughout the year, key events concerning the Group's activities were presented to the Board and it was kept informed of trends in results compared to budget and the financial position of the Group.

With regard to the strategic direction of the Company, the Supervisory Board studied and authorized the restructuring projects for Sagem Défense Sécurité and Sagem Communication and the disposal projects for Sagem Sécurité's "Payment terminal" activities and Sagem Communication's "Broadband" activities.

Assessment of the operation of the Supervisory Board

The Supervisory Board undertook a formal appraisal of its operation using a self-appraisal questionnaire drafted by the members of the Appointments Committee and submitted to Board members during the meeting of March 20, 2007.

The results of this appraisal were presented to the Supervisory Board on April 24, 2007 and proposals for improvements to the operation of the Board and its Committees, based on a summary of questionnaire answers, were examined during the meeting of March 24, 2007. Certain recommendations were implemented immediately, such as the distribution to all Board members of the minutes of Audit Committee meetings, a detailed presentation of the Group branches prepared by the Executive Vice-Presidents in charge of each branch and an overview of the main risks to which the Group is exposed.

Confidentiality – Transactions in the Company's shares

Members of the Supervisory Board and all individuals attending Board meetings are bound by a strict obligation of confidentially and reserve with respect to all information communicated in this context.

During its meeting of December 13, 2007, the Supervisory Board, at the proposal of the Executive Board, adopted a procedure concerning the prevention of insider dealing within SAFRAN Group. The aim of this procedure is :

- to reiterate all obligations, notably set out in the AMF General Regulations and instructions, applicable to corporate officers, executive management and senior employees with access to privileged information;
- to enact, in addition to legal and regulatory obligations, internal rules concerning authorization periods for transactions in the Company's shares.

Under the terms of this internal procedure, transactions in the Company's shares may only be performed by corporate officers, executive management and senior employees with access to privileged information between the 11th stock market session following:

- the date of publication of annual results
- the date of publication of half-year results

and the 90th calendar day following these same dates.

Corporate officer compensation

Under the terms of its Internal Rules, the Supervisory Board complies with the recommendations published in January 2007 in the AFEP/MEDEF code on management compensation.

Compensation paid to members of the Executive Board

Executive Board member compensation is set by the Supervisory Board at the proposal of the Appointments and Compensation Committee. It comprises a fixed and a variable component.

The variable component is determined in accordance with criteria proposed to the Supervisory Board by the Appointments and Compensation Committee (previously know as the Compensation and Options Committee).

Variable compensation paid in 2007 and 2008 in respect of fiscal years 2006 and 2007 respectively, will be determined in accordance with the criteria proposed by the Compensation and Options Committee on October 17, 2006 to the Supervisory Board meeting of January 19, 2007, i.e. one-third based on individual objectives and two-thirds based on economic objectives based on Group free cash flow (1/3), Group EBIT (1/3) and the SAFRAN share price (1/3).

Individual objectives for 2007 were set by the Compensation and Options Committee on March 16, 2007.

Fixed compensation for 2007 was set by the Supervisory Board meeting of January 19, 2007, in accordance with the proposals issued by the Compensation and Options Committee on January 8, 2007.

The Supervisory Board meeting of August 30, 2007 set the financial terms and conditions of the departure of Jean-Paul Béchat, Chairman of the Executive Board, on September 2, 2007. These represent the strict application of the provisions set, at the proposal of the Compensation and Options Committee, by the Supervisory Board meeting of March 18, 2005 which appointed Jean-Paul Béchat Chairman of the Executive Board of Sagem SA, now SAFRAN. In addition, Jean-Paul Béchat benefited from the provisions set out in the Employment Code concerning retirement at the initiative of the employer.

The Supervisory Board meeting of October 18, 2007, at the proposal of the Appointments and Compensation Committee which met the same day, set the fixed compensation of Jean-Paul Herteman the new Chairman of the Executive Board with effect from September 3, 2007 and decided that his variable compensation would be calculated in 2007 on a time-apportioned basis in accordance with the rule set by the Compensation and Options Committee on October 17, 2006 (see above).

Compensation paid to members of the Supervisory Board

The annual compensation of the new Chairman of the Supervisory Board appointed with effect from January 16, 2007 was set by the Supervisory Board on January 19, 2007, based on the proposal of the Compensation and Options Committee meeting of January 8, 2007. Compensation was set at a fixed annual amount plus provision of a company car with driver. The same Board meeting adjusted the fixed compensation paid to an employee member of the Supervisory Board.

Members of the Supervisory Board receive attendance fees in accordance with Article 29 of the Company's Bylaws.

The total annual amount of attendance fees allocated to members of the Supervisory Board was set until the next decision at €670,000 by the Shareholders' Meeting of December 20, 2004.

The Supervisory Board Internal Rules stipulate that members of the Board waive entitlement to part of their attendance fees in favor of the two Board Advisors, who are taken into account as one member when allocating total fees. In accordance with legal provisions, attendance fees allocated to representatives of the French State are paid to the Public Treasury.

The Supervisory Board Internal Rules lay down the following method for allocating attendance fees: a fixed portion (2/3) is split equally between members and a variable portion (1/3) reflects attendance rates at meetings of the Supervisory Board and Committees to which members belong.

Commitments given to the Chairman of the Executive Board in the event of termination of his office

When setting the compensation payable to Jean-Paul Herteman, appointed Chairman of the Executive Board with effect from September 3, 2007, the Supervisory Board meeting of October 18, 2007, at the recommendation of the Appointments and Compensation Committee which met the same day, decided that at the end of his term of office and in the event of interruption of his office before term – except on the merger or absorption of the Company as referred to below - Jean-Paul Herteman shall regain his position of employee and the period during which he exercised the office of Chairman of the Executive Board shall be taken into account when calculating his length of service; he will benefit from maintenance of the last compensation amount (fixed and variable) received as Chairman of the Executive Board, unless the objectives set by the Supervisory Board for the last fiscal year are significantly under-attained; the Supervisory Board shall meet to assess the extent to which objectives are attained.

In the specific case where his office is interrupted before term as a result of merger with or absorption by another company, Jean-Paul Herteman shall regain his position of employee under the conditions detailed above. However, in this specific case and should Jean-Paul Herteman fail to accept any of the employment positions proposed, his employment contract shall be terminated and he shall benefit, in addition to the provisions set out in the Labor Code and the Sector Agreement applicable to Metallurgy Engineers and Executives, from an additional payment equal to nine months of his final salary as Chairman of the Executive Board. This payment shall potentially be reduced to reflect the extent to which performance objectives set by the Supervisory Board for the determination of variable compensation, are attained during the last year of

exercise of his office of Chairman. The Supervisory Board shall hold a special meeting in order to assess attainment of these objectives and set the exact amount of this compensation.

For 2008, performance objectives are one-third personal and two-thirds economic, based on Group free cash flow (1/3), Group EBIT (Earnings Before Interest and Taxes) (1/3) and the SAFRAN share price (1/3).

In accordance with the provisions of Article L. 225-90-1 of the French Commercial Code (*Code de commerce*), this commitment is presented to the Shareholders' General Meeting for approval, in the form of a specific resolution.

I.B. Organization and activities of the Supervisory Board special committees

The Board's internal rules provide for the decisions of the Supervisory Board in certain areas to be prepared by special Committees who review the matters within their remit and submit their opinions and proposals to the Board.

Members of the various Committees are appointed by the Supervisory Board from among its members. Their term of office coincides with their term office as Supervisory Board members. The Supervisory Board appoints the Chairman of each Committee.

At least half of committee members must be presented in order for committee decisions to be valid. In the event of a split decision, the Chairman shall cast the deciding vote. Members may not be represented in committee meetings. Written minutes are drawn up of all committee meetings.

As of January 1, 2007, there were five Supervisory Board Committees: the Audit Committee, the Compensation and Options Committee, the Appointments Committee, the Strategy Committee and the Ethics Committee.

By decision of April 24, 2007, the Supervisory Board reduced the number of committees to three: the Strategy Committee, the Audit Committee and the Appointments and Compensation Committee. It reviewed their workload, determined their new composition and updated the Internal rules for the consequences of this reorganization.

I.B.a. Strategy Committee

Composition

From January 1, to April 23, 2007, the Strategy Committee had five members, including one independent member *: Mario Colaiacovo (Chairman), Anne Lauvergeon, François de Combret *, Christophe Burg and Pierre Moraillon. In addition, Jean-Yves Leclercq attended Committee meetings as an invited guest.

Since April 24, 2007, the committee has six members, including one independent member *: Francis Mer (Chairman), Anne Lauvergeon, Christophe Burg, Mario Colaiacovo, Jean-Yves Leclercq and Jean Rannou *.

Duties

The Strategy Committee expresses its opinion on the Group's major strategic orientations and development policy as presented to the Supervisory Board by the Executive Board.

It examines draft strategic and partnership agreements. It examines external growth transactions and transactions impact the Group structure, and particularly asset acquisitions, new subsidiaries and significant investments or divestments. It considers any issues submitted by the Supervisory Board.

Activities in 2007

The Strategy Committee met four times in 2007, with an attendance rate of 95%:

March 28: Partnership concerning the Mobile phone activity

October 12 and 23: Broadband activities

November 16: Payment terminals strategy. Strategic consideration of the future direction of SAFRAN Group.

I.B.b. Audit Committee

Composition

From January 1 to April 23, 2007, the Audit Committee had four members, including two independent members *: Shemaya Levy * (Chairman), Mario Colaiacovo, Jean-Yves Leclercq and Michel Lucas *.

Since April 24, 2007, the committee has five members, including three independent members *: Shemaya Levy * (Chairman), Jean-Yves Leclercq, Michel Lucas *, Jean Rannou * and Michel Toussan.

In addition, any individual who the Committee wishes to hear, or whose assistance or participation is desired and notably the statutory auditors, Executive Board members, the Corporate Secretary, the CFO, the Management Control Director, the Audit and Internal Control Director or the Risk and Insurance Director, may attend meetings of the Audit Committee.

Any member of the Supervisory Board who so wishes may also attend meetings of the Audit committee. They receive a copy of the Committee meeting schedule.

Duties

The role of the Audit Committee is to examine the accounts and accounting procedures. It also analyses authorization requests submitted by the Executive Board to the Supervisory Board concerning major investment or divestment transactions or share capital increases.

The Audit Committee must notably,

With respect to accounting and financial documents:

- review the draft half-yearly and annual company and consolidated financial statements before they are submitted to the Supervisory Board and, in particular, any changes in the accounting methods and rules applied in preparing the financial statements,
- review the financial documents issued by the Company at the time of the annual and half-yearly closings;
- oversee the quality of procedures to ensure compliance with stock market regulations;
- review draft financial statements for the requirements of special transactions, such as contributions, mergers, hive-downs or payments of interim dividends,
- analyze, where necessary, authorization requests submitted by the Executive Board to the Supervisory Board in connection with capital increases, investments, acquisitions or disposals.

With respect to the internal control and external audit of the Company:

External control

- review proposals for the appointment of statutory auditors and their fees;
- review each year with the statutory auditors their audit plan and conclusions, as well as their recommendations and the follow-up thereof.

Internal control

- assess the internal control systems of the Group, with the managers responsible therefore at Group level,
- review with these managers and the assistance of the internal audit department, internal control objectives, work schedules and action plans: the findings of their audits and actions and their recommendations and the follow-up thereof.
- review internal audit methods and results, checking that the procedures applied lead to the preparation of Company financial statements presenting a fair view of the Company and complying with accounting rules;
- assess the reliability of the systems and procedures used to prepare the financial statements and the validity of decisions taken for the treatment of major transactions;
- review the methods and procedures used to report and restate accounting information from foreign subsidiaries.

With respect to risks:

- review the relevance of risk analysis and monitoring procedures;
- ensure there is a process to identify, quantify and prevent the mains risks arising from the Group's activities.

Activities in 2007

The Audit Committee met ten times in 2007, with an attendance rate of 97%:

January 17: Review of forecast results for 2006 and the 2007 Group budget

January 31: Update on the internal audit investigation of Sagem Défense Sécurité (SDS).

February 12: Review of the accounting conclusions of the SDS investigation and their impact on the accounts closing. Review of the 2006 company and consolidated financial statements.

February 14: Drafting of the Ernst & Young and KPMG engagement letters in respect of SDS investigation procedures.

March 16: Follow-up of progress on the SDS investigation engagement by the independent auditors. Review of the draft management report for fiscal year 2006 and the draft resolutions for presentation to the Annual General Meeting of shareholders. Review of the draft Supervisory Board Internal Rules

April 2: Review of the provisional conclusions of Ernst & Young on SDS internal control and update on the procedures performed by KPMG.

April 17: Review of the conclusions of the SDS investigation engagements carried out by KPMG and Ernst & Young.

May 21: Review of the Group risk report. Review of internal audit procedures, the audit work schedule and the follow-up of corrective action. Review of the report on Group internal control. Update on Group exposure to foreign currency risk and the related hedging policy.

August 30: Review of the interim financial statements for the half-year ended June 30, 2007. Progress update on internal audit procedures and presentation of the audit plan for the second half of 2007 and the first half of 2008.

December 10: Review of forecast results for 2007 and the 2008 Group budget Update on implementation of the 2007 audit plan and on progress with 2007 internal control procedures.

I.B.c. Appointments and Compensation Committee

Composition

The Appointments and Compensation Committee was formed on April 24, 2007 by merging two committees, the Appointments Committee and the Compensation and Options Committee.

Since its formation is has six members, including four independent members *: Michel Lucas * (Chairman), Christophe Burg, François de Combret *, Jean-Marc Forneri *, Jean-Yves Leclercq and Bernard Vatier *.

Duties

The Appointments and Compensation Committee has the following role,

With respect to appointments:

- assists the Supervisory Board in its choice of members, senior management and Board Committee members,
- proposes a list of members that may be considered independent to the Supervisory Board.

With respect to compensation:

- makes recommendations and proposals concerning, for beneficiary Supervisory and Executive Board members: compensation and attendance fees, any modifications or changes to pension and health insurance plans, benefits in-kind and various financial benefits and allocations of share subscription or purchase options

The Appointments and Compensation Committee is informed of all decisions concerning compensation and benefits granted to key senior managers who are not corporate officers.

It makes recommendations concerning the grant of subscription or purchase options for shares in the Company or any other Group company, the distribution of shares to employees and share issues reserved for employees.

Activities in 2007

The Appointments and Compensation Committee met once on October 18 to propose the compensation terms and conditions of the new Chairman of the Executive Board. All members were present.

I.B.d. Committees dissolved with effect from April 24, 2007

Appointments Committee

The Appointments Committee comprised six members, including two independent members *: Michel Lucas * (Chairman), Mario Colaiacovo, Christophe Burg, Anne Lauvergeon, Jean-Yves Leclercq and Bernard Vatier *. It was merged with the Compensation and Options Committee within the Appointments and Compensation Committee on April 24, 2007. The Committee did not meet in 2007.

Compensation and Options Committee

This Committee had four members, including three independent members *: François de Combret * (Chairman), Mario Colaiacovo, Jean-Marc Forneri * and Bernard Vatier *. It was merged with the Appointments Committee within the Appointments and Compensation Committee on April 24, 2007.

It met three times in 2007, with an attendance rate of 92%:

January 8: Compensation payable to Executive Board members (fixed component). Compensation payable to the Chairman of the Supervisory Board. Compensation payable to an employee member of the Supervisory Board (fixed component).

February 12: Compensation payable to the Executive Board (variable component in respect of 2006). Compensation payable to an employee member of the Supervisory Board (variable component in respect of 2006). Opinion on the compensation payable to Executive Committee members (fixed and variable components).

March 16: Setting of Executive Board member individual objectives for 2007. Opinion on the individual objectives of Executive Committee members.

Ethics Committee

The Ethics Committee had six members, including three independent members *: Anne Lauvergeon (Chairperson), Mario Colaiacovo, François de Combret *, Shemaya Levy *, Jean-Yves Leclercq and Michel Lucas *. This Committee was dissolved on April 24, 2007 and its responsibilities are now assumed directly by the Supervisory Board. The Committee did not meet in 2007.

II – INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

II.A. Definition of internal controls and objectives

Pursuant to the application of the Financial Security Act (*Loi de Sécurité Financière*), SAFRAN Group decided to formally document its internal control procedures based on the COSO [1] international framework.

The Group defines internal control as a process implemented by its Executive Board, management and personnel to provide reasonable assurance as to the realization of the following objectives:

- The implementation of Company strategies and the effective conduct of operations;
- The fairness and reliability of financial reporting;
- Compliance with applicable laws and regulations.

Internal control thus contributes to the safeguarding of assets and the prevention of any organizational dysfunctions.

As with all control systems, it cannot provide an absolute guarantee that these risks are fully eliminated.

SAFRAN Group has particularly focused its internal control system on the prevention and control of accounting and financial risks.

II.B. Key components of SAFRAN Group internal control

II.B.a. Internal control environment

SAFRAN is a decentralized industrial group, in that each subsidiary directly manages the operational aspects related to its activity and assumes responsibility for the internal control system that it must implement in accordance with Group procedures.

Group organizational structure

The organizational structure is based on:

- A head company, responsible for Group strategic management, organization and development; This company adopted, at the Shareholders' Meeting of April 24, 2001, the legal administrative form of an Executive Board and Supervisory Board.
- Four branches grouping together the companies or entities dedicated to Aerospace Propulsion, Aircraft Equipment, Defense Security and Communications;
- Subsidiaries by business line. Within the guidelines defined by the Executive Board of the head company and under its control, each subsidiary assumes all the functions and responsibilities of an individual company with respect to legal, commercial, technical, industrial, economic, financial and social issues.

(1) COSO : Comittee of Sponsoring Organizations of the Treadway Commission

Under the authority of the Executive Board, the primary responsibilities of the head company are:

- To define and lead the strategy of the Group;
- To assure the governance and control of Group companies. A certain number of rules laid down in procedures have been adopted by the Executive Board concerning, in particular :
    - corporate governance in Group companies;
    - relations between subsidiaries and the Group head company;
- Certain services on behalf of all Group companies;
- To lead or coordinate actions intended to develop the reputation of the Group or increase its effectiveness.

Key players in the Group's internal control

- The Executive Board
  The Executive Board defines the primary features of the internal control system. This system is detailed in Section II.C below.
- Branch Executive Management
  The Chairman of the Executive Board delegates his authority to Branch executive management to direct and monitor the activities of the companies included in their respective branches with regard to:
    - setting objectives;
    - monitoring results;
    - implementing decisions regarding strategic issues concerning Group companies;
    - the operational supervision of companies, coordination and leadership of transversal actions.
- The Economic and Financial Affairs Department, which has functional authority over the financial management of subsidiaries and centralizes and coordinates financing, cash, tax, the budget process, reporting, consolidation of the accounts and mergers/acquisitions
  It ensures compliance with the internal control elements falling within its scope of responsibilities.
- The Corporate Secretary who, in addition to his role as secretary to the Executive Board and the Supervisory Board, is responsible for defending the Group's interests, ensuring the protection and growth of its assets and developing its entities. He works with the Risk and Insurance, Audit and Internal Control, Legal, Real Estate and Brands Departments.
  He identifies the key risks facing the Group and assesses the probability and impact of such risks on the economy and Group results. He ensures the implementation of adequate prevention measures and coverage, within the framework of the policy defined by the Group Risk Committee.
- The Chairmen of the various Group companies who, in cooperation with the CFOs, assume full responsibility for compliance with the internal control system set up in their companies, which must comply with the Group's internal control principles.

Independent players

Independent players are also involved in internal control:

- The Supervisory Board Audit Committee, to which the statutory auditors report on the performance of their engagement, which examines the financial statements and accounting procedures presented by the Executive Board and management, which examines the results of audits and internal control procedures together with the Audit and Internal Control Department and which analyses procedures targeting the Group's main risks together with the Risk and Insurance Department;
- The statutory auditors who, in addition to the audit and certification of the company and consolidated financial statements, organize regular procedures to assess the soundness of procedures for the various company cycles contributing to the preparation of accounting and financial information. They base their procedures on those carried out by companies as part of their internal control approach and on Group reference manuals.

  The statutory auditors adopt the following approach:
    - review of documentation of controls performed by subsidiaries;
    - performance of tests to verify the effectiveness of procedures implemented;
    - review of completed action plans;
    - reading of the results of tests performed by subsidiaries.

Group values and the Ethics Charter

SAFRAN Group has adopted a common set of values shared by all Group employees and governing its actions. To firmly establish these values, communication initiatives were carried out through the Group's various communication media.

The Ethics Charter, transmitted throughout the Group, sets out the principles governing the conduct of personnel, so as to better protect the image and assets of the Company. Each subsidiary is responsible for its implementation in day-to-day operations. It is now included in the Group procedures manual.

II.B.b. Determination of a risk identification and control system

Group Risk Committee

This Committee comprises members of the Executive Board, Branch Executive Vice-Presidents, the Executive Vice-President for Economic and Financial Affairs and the Corporate Secretary.

Its duties encompass:

- Validating the risk management policy.
- Validating the mapping of Group risks and control measures,
- Confirming the correct operation of the risk management process,
- Confirming employees are sufficiently risk aware,
- Confirming the efficient operation of the crisis management procedure,
- Validating the transversal action plans of the Risk Department.

The Risk Committee met three times in 2007,

Risk and Insurance Department

The Risk and Insurance Department reports to the Corporate Secretary and is responsible for the implementation of this policy. It duties encompass:

1) Mapping Group risks

   The Risk and Insurance Department summarizes risk appraisal results at Group level and presents a risk mapping to the Group Risk Committee for validation.

   The impact of each risk is assessed in terms of its direct and indirect impact over the selected timeframe, assuming a worst-case scenario. The level of control is essential in order to characterize the risk.

   The Risk and Insurance Department proposes to the Group Risk Committee a comprise between retaining a level of risk and transferring risks to the insurance and reinsurance markets via Group global, comprehensive programs.

2) Rolling-out risk management measures

   In order to achieve optimal risk coverage, risk management measures are founded on:

   - Level 1 companies
     Each level 1 company appoints a Risk Manager, who prepares a risk mapping for the company, reviewed during Management/Risk Committee meetings. The Risk and Insurance Department leads the network.
   - Internal audit.
   - Internal control
   - Functional/process departments

3) Developing risk management guidance and analyzing and recommending improvements to the management system

   The Risk and Insurance Department develops methodology tools that ensure the consistent treatment of risks between companies, assists with their use and encourages the sharing of good practice. The Group has a risk manual organized by process, level of impact, frequency, probability and control. Detailed guidance is drafted analyzing certain risks.

4) Promoting risk awareness communication and training sessions within the Group, notably as part of SAFRAN University.

5) Implementing the crisis prevention and management system

6) Implementing the PSIP Program (Products & Services Integrity Program), which seeks to contribute to the prevention of accidents due to Group products/services and protect employees from the consequences of an accident attributable in whole or in part to the product/service.

II.B.c. Internal control procedures

Procedures relating to Group operations

The main procedures governing Group operations are assembled in a documentation system, accessible via the Group intranet. This manual is organized by major process.

The manual primarily includes:

- corporate governance rules (authorization delegations, Governance of Group companies, internal control principles, ethics charter);
- the rules relating to the following processes: strategy, asset management, industrial protection, safety-environment, legal, information systems, purchases and sales, quality.
- rules relating to risk and crisis management.

Financial and accounting procedures

Financial and accounting procedures are grouped together in four manuals:

- Group IFRS accounting rules manual;
- rules for the preparation of consolidated financial statements and rules concerning intra-group or inter-company transactions;
- quarterly consolidation instructions communicated to all companies concerned;
- the consolidation software package user guide; this software contains the controls necessary to ensure the consistency of components used in the consolidation of the financial statements.

The Group also applies, for accounting purposes, French regulatory texts and the recommendations presented in the GIFAS professional accounting guide (French Aerospace Industrial Grouping).

Specific responsibilities of subsidiary managers

- Group company consolidation packages forwarded to the Group Finance Department are formally validated by the CFO of the company concerned.
- The Chairman of the Executive Board receives two representation letters:
  - one concerning the true and fair view and reliability of the financial statements signed by the Chairman and CFO of each consolidated subsidiary; a copy of this letter is submitted to the Group CFO;
  - a second on internal controls signed by the Chairman of each level 1 subsidiary; a copy of this letter is submitted to the Group Audit and Internal Control Department.
- Chairmen of level two subsidiaries must also submit a representation letter concerning internal controls to the Chairman of their parent company; a copy of this letter is submitted to the Group Audit and Internal Control Department.

Standards and regulations

Headquarter specialized departments are responsible for monitoring and following up standards and regulations within the SAFRAN Group (Corporate Secretary and Legal Department, Department of Social and Institutional Affairs, Department of Economic and Financial Affairs). Within their area of expertise, each department leads and coordinates a network of correspondents in the various Group companies.

II.B.d. Reporting — Management control system

Each year, the budget and planning process results in the formalization of objectives for each subsidiary at Group level.

A Management reporting committee examines actual results at least three times yearly, defines any corrective measures necessary and validates, where appropriate, new objectives for the year. The Economic and Financial Affairs Department and management of the branch and company concerned are represented at this meeting.

The subsidiaries prepare monthly budget and financial reports on their activities.

Each week, Group parent company executive management receives a report from each subsidiary summarizing the main events concerning its activity.

II.B.e. Internal control management

The general internal control process is supervised, according to each area of responsibility, by the Group head company management team, which relies on various central departments, and specifically the Department for Economic and Financial Affairs and the Group Audit and Internal Control Department.

The Group Audit and Internal Control Department comprises 19 individuals and is responsible, in particular, for co-coordinating Internal Control roll-out within the Group. It contributes to the assessment of internal control effectiveness through its audits.

This Department was certified compliant with IIA (Institute of Internal Auditors) international standards on December 14, 2007. The French certification body IFACI (French Institute of Audit and Internal Control), commended the expertise of its teams, the organizational structure and the methodologies adopted. To date, approximately fifteen leading French groups have received certification.

The Group Audit and Internal Control Committee meets twice a year. It is led by the Group Audit and Internal Control Director and made up of representatives of SAFRAN executive management and the CFOs of the main Group companies.

This Committee:

- determines the general strategies concerning the audit plan, taking into account the specific assignments performed by the statutory auditors;
- examines the main recommendations formulated by the statutory auditors;
- duly notes the main corrective measures initiated;
- examines the conclusions of internal control procedures, with regard to both related audits and those resulting from the corporate approach within the Group.

All of these procedures are described in the SAFRAN Group internal audit charter.

The audit plan is approved by the SAFRAN Management Committee, under the authority of the Chairman of the Executive Board. It is then presented to the Supervisory Board Audit Committee.

The actions arising from the specific internal control approach are regularly monitored, notably during the course of quarterly Management reporting meetings, in the same way as actions resulting from the following activities:

- audit recommendations;
- risk management.

II.C. <u>Roll-out of the internal control approach within the Group</u>

II.C.a. Management of the approach

The Audit and Internal Control Department is responsible for the management and long-term success of the internal control approach within the Group A three-person team is dedicated to this activity within the department.

The Audit and Internal Control Department reported to the SAFRAN Management Committee on work carried out in 2007 and obtained validation by this Committee of the main focus to be adopted at Group level.

Each company appointed an internal control officer to act as the correspondent of the central team. A network of internal control officers was therefore formed, supervised by the Audit and Internal Control Department which implemented an IT reporting tool bringing together all Group documentation on processes, test results concerning key control points and action plans.

II.C.b. Scope covered

The Group identifies two categories of company in its internal control approach:

- level-one companies which report directly to the SAFRAN head company. There are 17 level-one companies, including the head company; They are all consolidated and concerned by the internal control approach;
- level two companies which report directly to a level one company. 62 level-two companies were concerned by the internal control approach in 2007. These include 56 consolidated companies out of a total of 84. Each year, the internal control approach is rolled-out to new companies in order to attain the objective set by the Group of including all consolidated companies.

At the end of 2007, the 73 consolidated companies (17 level-one companies and 56 level-two companies) concerned by the internal control approach represented 97% of Group consolidated revenue. This overall rate breaks down by branch as follows:

- Aerospace Propulsion: 100 %
- Aircraft Equipment: 99 %
- Communications: 99 %
- Defense Security: 78 %

In the Defense Security branch, the internal control approach is not yet fully rolled-out across the 12 companies comprising the smart cards activity led by Sagem Orga.

II.C.c. Application of the Group reference base

In 2004, SAFRAN Group defined a reference base of control points covering the following nine processes with a close link to accounting and financial information:

- company accounts closing
- consolidation
- cash management
- payroll
- accounting and financial control of programs / products / services
- purchases
- sales
- inventories and work-in-progress
- investments and fixed asset management

There are 128 control points plus points that exclusively concern the Group head company (Group cash and accounts consolidation).

The Group defined a new reference base in 2007, focusing on the reliability and security of accounting and financial information. This base comprises 52 control points and concerns two processes: general IT controls and information systems security. The control points were defined to cover four sectors: the information systems internal control environment, information systems change management, information systems operations management and information systems security.

Together, the reference bases comprise over 180 control points focusing on 11 processes.

The Group implemented a documentation process covering these 11 processes and key internal control point test procedures for level-one companies. Tests covered the following seven processes in 2007:

- company accounts closing
- consolidation
- accounting and financial control of programs / products / services
- inventories and work-in-progress
- investments and fixed asset management
- general IT controls
- information system security

The four processes not tested in 2007 will be included in the 2008 test program.

This program enables the adequacy of procedures compared with the reference base to be assessed, together with the effectiveness of application of these procedures, in each entity.

The Group defined a questionnaire-based approach for level-two companies. This approach is based on the same internal control requirements and enables an assessment of the appropriateness and effectiveness of existing procedures. The questionnaire covered the first nine processes in 2007 and has not yet been extended to encompass the IT general control and information system security processes. The test program extends over a four-year period and covered three of the nine processes this year:

- company accounts closing
- consolidation
- inventories and work-in-progress

Actions plans are defined on completion of these appraisals and, where appropriate, are followed-up in accordance with Group management rules.

Each month, the Audit and Internal Control Department publishes a schedule monitoring these actions.

The statutory auditors reviewed the various descriptive documents and procedures performed during the internal control roll-out. Working with Group executive management, they defined in 2007 an audit program based on procedures performed by the various Group companies, which largely contributed to the successful completion of their internal control procedures (see Section II.B.a).

In May 2007, the Supervisory Board Audit Committee reviewed the procedure management rules, the assessments for 2006, and the scope of action plans undertaken.

II.C.d. Treatment of dysfunctions identified in 2006 in respect of Sagem Défense Sécurité.

Corrective measures were taken in 2007 in respect of the internal control dysfunctions identified in Sagem Défense Sécurité in 2006, based on the in-depth analysis of their causes undertaken by two independent audit firms and the Group Audit and Internal Control Department. These analyses notably focused on the program accounting and financial control process and the company accounts closing process.

22 action plans were defined and finalized in 2007. They cover five main areas: corporate governance and results management, internal control roll-out, organization of the Finance Department, business and program management and information systems.

The principal outcomes of these actions plans are:

- training:
  - "Management control" seminar for controllers;
  - SAFRAN University training module for program directors;
  - introduction of a training course covering economic management and information systems control;
- recruitment:
  - set-up of an "Industrial management control" team;
  - recruitment of 12 management controllers;
- adoption of standardized reports and management schedules by all company units;
- strict budgetary monitoring via a monthly presentation to the Executive Committee of program results with an analysis of variances;
- accounting: implementation of an accounting method for revenue and margin recognition and a related formal monthly control;
- information system: implementation of an interface between the accounting module and the information system project module.

Based on the follow-up of implementation of these actions, internal control procedures and internal and external audits performed, Sagem Défense Sécurité may now be considered to possess a satisfactory internal control system which will, as for all Group companies, be reviewed each year.

II.D. <u>2008 action plan</u>

- In order to meet the objectives set by SAFRAN Group and ensure the long-term success of a system based on the inclusion of all Group players, the internal control approach will be rolled-out to the remaining level-two consolidated companies. This roll-out will be progressive and will extend over two fiscal years.
- The internal control reference bases will be expanded to encompass new control points. Each year, a "Feedback workshop" is organized by the Group Audit and Internal Control Department with level-one company internal control officers. Their comments and suggestions, together with those of the statutory auditors, are analyzed during the meeting and generally give rise to an addition and/or amendment to the existing references bases.
- A new tax process will be rolled-out initially to level-one companies. Prior to roll-out, working groups will be organized with Group tax specialists in order to validate the key control points.
- Specific actions were implemented in recent years by the Audit and Internal Control Department in order to verify:
  - the proper roll-out of the internal control system,
  - the existence of appropriate documentation,
  - the efficient performance of tests,
  - the implementation of corrective actions plans within the desired timeframe.

The 2008 audit plan includes several internal control audit assignments of this nature, defined based on an analysis of the summary of internal control procedures performed by subsidiaries in 2007.

STATUTORY AUDITORS' REPORT

PREPARED IN ACCORDANCE WITH THE LAST PARAGRAPH OF ARTICLE L.225-235 OF THE FRENCH COMMERCIAL CODE (*CODE DE COMMERCE*) ON THE REPORT PREPARED BY THE CHAIRMAN OF THE SUPERVISORY BOARD OF SAFRAN ON THE INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND PROCESSING OF ACCOUNTING AND FINANCIAL INFORMATION

Year ended December 31, 2007

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with and construed in accordance with French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of SAFRAN and in accordance with Article L.225-235 of the French Commercial Code (*Code de Commerce*), we hereby report on the report prepared by the Chairman of your company in accordance with Article L.225-68 of the French Commercial Code for the year ended December 31, 2007.

It is the Chairman's responsibility to describe in his report the preparation and organization of the Supervisory Board's work and the internal control procedures implemented by the company.

It is our responsibility to report to you on the information contained in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to assess the fairness of the information provided in the Chairman's report in respect of the internal control procedures relating to the preparation and processing of the accounting and financial information.

These procedures consisted mainly in:

- obtaining an understanding of the internal control procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman's report and existing documentation are based;
- obtaining an understanding of the work involved in the preparation of this information and existing documentation;
- determining if any significant weaknesses in the internal control procedures relating to the preparation and processing of the accounting and financial information that we would have noted in the course of our engagement are properly disclosed in the Chairman's report.

On the basis of our work, we have nothing to report on the information in respect of the company's internal control procedures relating to the preparation and processing of accounting and financial information contained in the report prepared by the Chairman of the Supervisory Board in accordance with Article L.225-68 of the French Commercial Code.

Paris and Neuilly-sur-Seine, April 23, 2008

The Statutory Auditors

Constantin Associés	Deloitte & Associés	
Jean-Paul Séguret	Thierry Benoit	Philippe Battisti

16.4 DECLARATION CONCERNING THE CORPORATE GOVERNANCE REGIME

SAFRAN complies with the recommendations set out in the AFEP/MEDEF report of October 2003 on corporate governance in listed companies.

17 EMPLOYEES

As part of the continued implementation of a common set of employee benefits for all Group employees, Executive Management and trade union representatives held discussions into the set-up of a Group health insurance plan and a European Works Committee. These discussions will continue in 2008.

In addition, a Group agreement with a fixed term was signed on December 7, 2007 concerning the settlement of any disputes regarding the past career of employee and trade union representatives of the former Sagem group.

The management of all Group senior managers receiving compensation with a variable component (bonus) is harmonized and centralized, as is the management of the careers of high-potential Group managers.

SAFRAN University welcomed 2,400 managers in 2007 (compared to 1,700 in 2006).

In order to improve their understanding of the Group and strengthen team spirit, 1,000 engineers and managers recruited or promoted during the year met during two "discovery days" for an in-depth presentation of the Group and its activities.

The internal transfer policy continued in 2007, with 440 transfers between Group companies.

The Group internal communication tools introduced in 2005 (Bleu SAFRAN magazine, Nectar intranet, Repère information letter) were repositioned and improved to take account of a readership survey performed in 2006. A survey covering 7,000 SAFRAN managers was performed in order to identify how they perceive the Group and their management role and understand their information and communication needs and expectations. This survey will be repeated every two years. Major internal communication actions implemented during the Bourget 2007 Airshow, on the christening of the SAFRAN boat and during the Jacques Vabre sailing competition, helped develop knowledge of the Group and a feeling of belonging among employees.

Progress measures (Action V) and industrial modernization operations were closely accompanied at employee level, with regard to the consultation of employee representative bodies, relations with government bodies, and the implementation of employee retraining measures where necessary.

The Group's international development continued. As of December 31, 2007, the Group had over 23,800 employees outside France in more than 50 countries, representing an increase of 2,200 employees on 2006. In particular, the Group expanded its operations in Mexico, China, India, the United Kingdom, the United States, Morocco and Poland.

In order to strengthen its commitment to employing disabled workers, the Group set up a Disability taskforce within its Human Resource Department at the end of 2006 and appointed disability officers in each company.

17.1 HUMAN RESOURCES AND EMPLOYEE RELATIONS

17.1.1 EMPLOYEES

As of December 31, 2007, the Group had 63,262 employees.

The following table presents a breakdown of Group employees as of December 31, 2007:

	France	Outside France	Total
Aerospace Propulsion	17,853	3,680	21,533
Aircraft Equipment	10,125	11,117	21,242
Defense Security	6,678	3,239	9,917
Communications	4,179	5,699	9,878
SAFRAN, SAFRAN Informatique, SAFRAN Conseil	624	68	692
SAFRAN Group	**39,459**	**23,803**	**63,262**

In France, the breakdown of employees by professional category as of December 31, 2007 was as follows: 33% management staff, 31% technicians, 3% supervisors, 9% office staff and 24% line workers.

The portion of employees devoted to research and development activities (RTD) represented more than 20%.

The active hiring policy was continued with the recruitment of 2,662 new employees. These recruitments concerned 1,359 managers (51%).

Among the new hires, 61% were under 30 years of age and 24% were women.

Recourse to fixed-term contracts remained very limited, accounting for less than 1% of employees at the end of 2007.

Temporary staff represented less than 10% of the workforce in 2007, essentially in the Aircraft Equipment and Communications branches, which make use of this type of labor due to significant fluctuations in activity levels.

Internal transfers between Group companies involved 443 employees, 63% of which were management staff.

The following table presents a break down of employees by geographical area as of December 31, 2007:

Europe	France	39,459
	United Kingdom	2,182
	Belgium	1,663
	Germany	1,062
	Austria	208
	Other European countries *	956
	Russia	206
Americas	Mexico	3,416
	United States	3,447
	Canada	1,081
	Brazil	844
	South America (Uruguay, Colombia)	85
Africa and the Middle East	Tunisia	2,742
	Morocco	878
	South Africa	289
	Other (Algeria, Mauritius, Nigeria, UAE, etc.)	87
Asia	China	2,778
	Singapore	423
	India	1,293
	Other (Japan, Taiwan, Vietnam, Thailand, Malaysia, Hong Kong)	34
Oceania	Australia	129
Total		**63,262**

* Denmark, Spain, Hungary, Italy the Netherlands, Poland, Portugal, Czech Republic, Romania Sweden, Switzerland, Bulgaria, Finland, Greece, Ireland, Norway, Turkey, Ukraine.

In addition, as of December 31, 2007, 479 expatriates provide customers with commercial and technical services in some 58 countries, primarily in North America (19%), Europe (34%) and China (18%). Finally, the Group welcomed over 70 young interns under the French VIE (International Volunteer) program.

17.1.2 HUMAN RESOURCES POLICY

17.1.2.1 Training – Company University

In the extremely high tech businesses of the Group, training is a decisive driver of individual and collective progress. On average the Group invests 3.8% of payroll costs in training, a figure which exceeds 4.5% in several companies. Over 70% of employees receive training at least once a year. In this way, training maintains and extends their expertise by targeting best practices to be placed at the service of customers.

A substantial potion of training efforts are focused on developing the technological skills required by major projects.
The development of management skills, in an international context, represents a second progress area.

The search for customer satisfaction and the provision of improved economic and industrial performances are the growth drivers behind training.

The majority of training is provided locally, as close as possible to the needs of each individual. It primarily seeks to maintain the expertise of employees in their job and enrich this expertise in order to encourage progress.

SAFRAN University coordinates and complements local training measures by grouping Group managers and engineers around strategic challenges. Through in-depth exchanges with managers, a review of best practice inside and outside the Group and the contribution of the best "business schools", the aim is to exploit best practice in economic and industrial management. The manager networks formed encourage smooth exchanges and mobility within the Group.

This University provides Executive Management with a means of accompanying changes in the Group and of preparing SAFRAN managers to meet future challenges, and namely:

- foster a Group culture and facilitate teamwork through better mutual understanding and exchange of best practices;
- help current and future senior managers assume their new responsibilities, and acquire the knowledge, methods and demeanor needed to perform their jobs;
- support major Group projects through appropriate training;
- circulate "state-of-the-art" management techniques.

SAFRAN University is primarily intended for those persons who currently exercise, or will be called upon to exercise, major responsibilities within the Group. The modules proposed represent a short, medium or long-term preparation for internal transfers of all kinds: transfers between Group companies, geographical areas and business lines.

In 2007, over 2,400 managers enrolled in a Group University program, representing in total over 73,000 training hours.

17.1.2.2 Compensation trends

Group companies negotiated salary plans in 2007 providing for an average increase in compensation of between 3.1% and 3.3% of payroll, depending on the company. This comprised general and individual raises for employees, and specific raises for management staff.

17.1.2.3 Early retirement measures

Cessation d'Activité des Salariés Agés (CASA) (Early retirement for older employees)- *Cessation d'Activité de certains Travailleurs Salariés* (CATS) (Early retirement for certain employees)

Four Group companies (Snecma, Hispano-Suiza, Messier-Dowty, and Messier-Bugatti) have concluded CASA — CATS agreements allowing certain employees to take early retirement.

Although employees can no longer subscribe to these plans as of February 2005, the agreements remain in effect. Accordingly, 485 employees benefited from the CASA plan and 350 employees benefited from the CATS plan, as of December 31, 2007.

Other early retirement measures

The progressive early retirement plans implemented within the scope of Fonds National de l'Emploi agreements concerned 81 employees in four Group companies (Snecma, Turbomeca, Messier-Dowty, Aircelle) as of December 31, 2007.

The application of the agreement concerning the early retirement of workers involved with asbestos, signed by Snecma Propulsion Solide in 2002, resulted in the departure of 36 employees in 2007.

17.1.2.4 Integration of disabled employees

The Group has an aggressive policy for the better integration of employees with disabilities in the company.

To further its commitment, the Group set up a Disability taskforce within its Human Resources Department at the end of 2006 and appointed Disability officers in each company in order to:

- promote equal opportunity and change how we view disabilities,
- strengthen the Group's commitment to the recruitment and integration in active life of individuals with a disability,
- satisfy the requirements of a more restrictive legal system.

The initial measures implemented in 2007 sought to:

- develop the recruitment of individuals with disabilities (membership of various associations, sourcing, participation in the Paris employment forum organized by Adapt, welcoming of young people under work-study programs via the SAFRAN foundation, etc),
- undertake communication actions targeting disabled populations (notably participation, through several Group companies, in the operation "One day, a profession in action", organized by Agefiph) and employees (guide to recognizing disabilities, emphasizing the value of measures to integrate individuals with disabilities, etc).

A quantitative and qualitative appraisal was carried out in association with Agefiph in 2007 in order to define the focus and contractual framework of the Group's policy for 2008.

17.1.3 EMPLOYEE RELATIONS

Each Group company is pursuing a dynamic contract negotiation policy based on its economic and social context.

Following the merger of Sagem and Snecma, Group Management set up employee representation structures at Group level: creation in 2006 of a Group trade union coordinator office and a Group Committee.

Negotiations concerning the creation of a European Works Council within SAFRAN Group continued in 2007 and should be terminated in 2008.

17.1.4 COMMUNITY RELATIONS

The Group's establishments maintain close relations with their local and regional environments, and contribute to spreading the Group's influence through active participation in social and economic initiatives and at local level.

The Group devotes significant effort to welcoming young people under work-study programs or apprenticeships and internships at various levels.

In line with the commitments given on the signature of the Apprenticeship Charter in June 2005 and changes in obligations, SAFRAN welcomed 900 young people under work-study contracts in 2007 (apprenticeship and professional training contracts).

SAFRAN Group mutualizes, across all companies, the payment of apprenticeship tax for qualification levels of five years post-high school or more, given the national dimension of these qualifications, in order to guarantee overall consistency with the strategic focus of the Group. The payment of this tax for other qualification levels is entrusted to each company, as their better understanding of the local environment enables them to support the establishments that train, in their employment basin, individuals whose expertise match recruitment profiles.

SAFRAN develops partnership initiatives with public research laboratories (CEA, CNRS) in scientific and technology sectors and with engineering and business schools, as well as science universities both in France and abroad.

The Group has furthered its participation in school forums and site visits, where the Group, its business lines, and internship and career opportunities are presented. Student meetings and information sessions have been multiplied because of these actions.

The relations forged with schools offering training programs corresponding to our sectors of activity are reflected by the representation of SAFRAN on their management bodies (boards of directors, pedagogical boards).

Lastly, SAFRAN is committed to two corporate foundations: the SAFRAN Foundation whose purpose is to fight against the exclusion of adolescents and young adults with a disability (motor, psychological or social), and the Sagem Foundation, whose purpose is to support young musicians.

17.1.5 SOCIAL WORKS MANAGED BY THE WORKS COUNCIL

The contribution paid by Group companies to their works councils for social programs varies between 1% and 5% of the total payroll.

17.2 PROFIT-SHARING AND INCENTIVE SCHEMES

17.2.1 PROFIT-SHARING

Profit-sharing is primarily paid under the terms of the Group profit-sharing agreement signed on June 30, 2005. The agreement, which is founded on the principle of solidarity, provides for the mutualization of profit-sharing reserves generated by each Group company in France, enabling the payment of an identical percentage of salary to all personnel.

Total profit-sharing recorded in the consolidated financial statements in respect of the last two years is as follows:

	(in € millions)
2006	63.1
2007	**73.8**

17.2.2 INCENTIVE SCHEMES

Virtually all Group companies in France have incentive schemes. The schemes are primarily based on economic performance criteria completed, where appropriate, by other performance indicators.

For these companies, the total amount of incentive payments may not exceed 5% of payroll. However, this limit may be increased to 7% in the event of outstanding performance.

Total incentive payments recorded in the consolidated financial statements in respect of the last two years is as follows:

	(in € millions)
2006	63.4
2007	**81.0**

17.3 GROUP EMPLOYEE SAVINGS PLAN AND INTERNATIONAL GROUP EMPLOYEE SAVINGS PLAN

17.3.1 GROUP EMPLOYEE SAVINGS PLAN

An agreement on the Group Employee Savings Plan was signed in 2006. This Group Employee Savings Plan:

- widens the range of investment profiles available to employees by granting access to five FCPEs (corporate mutual funds) with different management profiles;
- allows payments into a shareholder FCPE, to which the company contributes,
- enables the transfer of holdings between investment vehicles within the Group employee savings plan.

17.3.2 INTERNATIONAL GROUP EMPLOYEE SAVINGS PLAN

An agreement creating an International Group Employee Savings Plan was signed by the SAFRAN works council in 2006.

The purpose is to internationalize employee share ownership by allowing employees of foreign subsidiaries to contribute to a savings plan based on SAFRAN shares, while benefiting from financial support from their companies.

The International Group Employee Savings Plan is operational since January 2007 for Group subsidiaries in Germany, Belgium, Canada, Mexico, the United Kingdom and the United States and will be gradually implemented in the other countries.

17.4 SHARE SUBSCRIPTION AND PURCHASE OPTIONS

17.4.1 SHARE SUBSCRIPTION OPTIONS

The SAFRAN Executive Board has never granted options conferring entitlement to subscribe for shares in the Company.

SAFRAN associates do not grant share subscription options.

17.4.2 SHARE PURCHASE OPTIONS

17.4.2.1 History of share purchase option allocations

	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan
Date of shareholders' meeting	05/10/2000	04/24/2001	05/17/2002	04/23/2003	04/21/2004
Date of Executive Board meeting (or Board of Directors meeting prior to April 24, 2001)	05/10/2000	04/24/2001	05/17/2002	04/23/2003	04/21/2004
Total number of options initially allocated	219,240	230,000	200,000	180,000	150,000
Of which to:					
- corporate officers	20,580	64,634	47,133	36,167	39,000
(total figure)					
- top-ten employee recipients	47,460	35,000	37,334	32,667	25,000
(total figure)					
Adjusted total number of options initially allocated *	1,278,900	1,341,667	1,166,667	1,050,435	750,000
Starting date for the exercise of options	05/10/2004	04/24/2003	05/17/2004	04/23/2005	04/21/2008
Expiry date	05/10/2006	04/24/2006	05/17/2007	04/23/2008	04/21/2009
Adjusted strike price *	50.24	20.51	10.29	10.63	17.26
Share purchase options outstanding as of 12/31/06 *	0	0	546,105	850,600	750,000
Share purchase options exercised by recipients during 2007 *	0	0	425,880	395,370	0
Share purchase options that lapsed during the year *	0	0	120,225	0	0
Share purchase options outstanding as of 12/31/07 *	0	0	0	455,230	750,000

* Adjusted to take into account the bonus allocation of December 2003 (1 bonus share for 6 shares held) and the stock split on December 20, 2004

17.4.2.2 Share purchase options granted and exercised during 2007

The following table shows the number, expiry dates and prices of purchase options granted to each of the corporate officers by the Company in 2007 for duties and responsibilities discharged within the Company and provides information on the options exercised. It also provides information on the options allocated and exercised with respect to the ten employees not holding a corporate office that received the greatest number of share purchase options and purchased the greatest number of shares. Note that SAFRAN affiliated companies do not grant share purchase options.

Number of shares adjusted to reflect the division of the par value

SHARE PURCHASE OPTIONS GRANTED TO CORPORATE OFFICERS AND OPTIONS EXERCISED BY THE LATTER	Total number of options allocated / shares purchased	Weighted average price	Expiry / exercise date	Plan
Options granted:				
. Options granted during the year to corporate officers by SAFRAN or any other company authorized to grant options	0			
Options exercised:				
. Options exercised, during the year, by corporate officers of SAFRAN				
Armand Dupuy	17,500	€10.63	06/12/2007	2003
Xavier Lagarde	17,500	€10.63	06/08/2007	2003

SHARE PURCHASE OPTIONS GRANTED TO EMPLOYEES NOT HOLDING A CORPORATE OFFICE AND OPTIONS EXERCISED BY THE LATTER	Total number of options allocated / shares purchased	Weighted average price	Plan
Options granted :			
. Options granted during the year by SAFRAN or any other company authorized to grant options, to the ten employees of the Company or any other company falling within the scope, granted the greatest number of options			
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	0		
Options exercised:			
. Options on the Company and the companies referred to above exercised during the year by the ten employees of the Company and these companies who purchased or subscribed for the greatest number of options.			
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	112,675	€10.29	2002
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	122,510	€10.63	2003

17.5 FREE SHARES

The SAGEM SA Combined Shareholders' Meeting of May 11, 2005 decided to allocate free shares to SAGEM SA employees, prior to the merger with Snecma SA, pursuant to the new measures introduced by the 2005 Finance Act. Fifty free shares were granted to all employees with over one year's service on the eve of the Shareholders' meeting and holding, at that date, directly or indirectly via a corporate mutual fund, SAGEM SA shares.

A total of 506,400 shares were granted on May 14, 2007, at the end of the two-year period, out of a potential initial number of 554,700.

The following table presents the free shares granted in 2007 to corporate officers of the Company and to the ten employees not holding a corporate office that received the greatest number of free shares.

FREE SHARES GRANTED TO CORPORATE OFFICERS	Number of free shares	Value
-Free shares granted during the year to corporate officers by SAFRAN or any other company authorized to grant free shares		
Total free shares granted	0	
-Free shares definitively acquired during 2007 by SAFRAN corporate officers		
Armand Dupuy	50	€18.61
Christian Halary	50	€18.61
Xavier Lagarde	50	€18.61

FREE SHARES GRANTED TO EMPLOYEES NOT HOLDING A CORPORATE OFFICE	Number of free shares	Value
-Free shares granted during the year by SAFRAN or any other company authorized to grant free shares, to the ten employees of the Company or any other company falling within the scope, granted the greatest number of free shares		
EMPLOYEES NOT HOLDING A CORPORATE OFFICE	0	
-Free shares definitively acquired during the year by the ten employees of SAFRAN and the aforementioned companies, who received the greatest number of free shares	500	€18.61
EMPLOYEES NOT HOLDING A CORPORATE OFFICE		

18 MAIN SHAREHOLDERS

18.1 BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS

18.1.1 Position as of December 31, 2007

To the best of the Executive Board's knowledge, SAFRAN share capital and voting rights were held as follows as of December 31, 2007:

SHAREHOLDER	Number of shares	% Share capital	Number of voting rights	% Voting rights
PRIVATE INVESTORS	161,786,709	*38.79*	167,346,117	*30.48*
FRENCH STATE	126,811,995	*30.41*	151,578,017	*27.61*
EMPLOYEE CORPORATE MUTUAL FUNDS (FCPE)	32,967,722	*7.91*	54,307,254	*9.89*
CLUB SAGEM (1)	31,991,722	*7.67*	63,555,487	*11.57*
AREVA	30,772,945	*7.38*	59,363,695	*10.81*
CURRENT AND FORMER EMPLOYEES (2)	19,725,910	*4.73*	38,553,649	*7.02*
BNP PARIBAS	7,182,680	*1.72*	14,365,360	*2.62*
Treasury shares (3)	3,259,107	*0.78*	0	*0.00*
Treasury shares (4)	2,530,795	*0.61*	0	*0.00*
Total	**417,029,585**	***100.00***	**(5) 549,069,579**	***100.00***

(1) Club Sagem is a simplified limited liability company with variable share capital (Société par Actions Simplifiée à Capital Variable) whose corporate purpose is the acquisition and management of securities and whose portfolio comprises SAFRAN shares and shares in other companies resulting from activities previously carried out by Sagem Group. Club Sagem is held 64.69% by current and former employees of SAFRAN Group (current and former employees of Sagem), notably via a corporate mutual fund and 35.31% by Crédit Mutuel-CIC Group.

(2) Held in registered form

(3) Shares held by the subsidiaries Lexwall 2 and Lexwall 13

(4) Shares allocated to cover share purchase option and free share plans

(5) Voting rights available for exercise. The total number of voting rights including treasury shares is 554,859,481.

To the best of the Executive Board's knowledge, no other shareholder holds more then 5% of the Company's share capital or voting rights.

Representatives of employee shareholders

Two members of the SAFRAN Supervisory Board were appointed with effect from May 12, 2006 by the Ordinary General Meeting of shareholders from among the employee members of the Supervisory Boards of the Group corporate mutual funds holding shares in the Company.

18.1.2 Significant movements during 2007

Due to the increase in the total number of SAFRAN voting rights resulting from the automatic grant of double voting rights to certain shareholders pursuant to Article 33 of the Bylaws, the voting rights of Club Sagem as a percentage of total voting rights fell from 11.9% to 9.6% on February 28, 2007. Then, following the automatic receipt of double voting rights, the voting rights of Club Sagem as a percentage of total SAFRAN voting rights increased to 10.1% on May 25, 2007. On May 31, 2007 Club Sagem voting rights as a percentage of total SAFRAN voting rights decreased again to 9.8% following a further increase in the total number of Company voting rights, before increasing once again to 11.5% on October 23, 2007 following a decrease in the total number of Company voting rights.

As a result of the automatic grant of double voting rights, the voting rights of the French State as a percentage of total SAFRAN voting rights increased from 25.4% to 38.8% on February 28, 2007. Following the conversion to bearer shares carrying double voting rights and the grant of free shares to Group employees on August 6, 2007, the voting rights of the French State as a percentage of total SAFRAN voting rights decreased to 27.3% on October 19, 2007.

Following the increase in the total number of SAFRAN voting rights resulting from the automatic grant of double voting rights to certain shareholders, the voting rights of Areva as a percentage of total SAFRAN voting rights fell from 11.7% to 9.4% on May 25, 2007 and then, following a decrease in the number of the Company's voting rights increased to 10.7% on October 19, 2007.

18.1.3 POSITION AS OF MARCH 31, 2008

To the best of the Executive Board's knowledge, there were no significant movements in SAFRAN share capital or voting rights during the first quarter of 2008. The breakdown as of March 31, 2008 is as follows:

SHAREHOLDER	Number of shares	% Share capital	Number of voting rights	% Voting rights
PRIVATE INVESTORS	161,144,642	*38.64*	166,737,595	*30.37*
FRENCH STATE	126,811,995	*30.41*	151,578,017	*27.61*
EMPLOYEE CORPORATE MUTUAL FUNDS (FCPE)	33,822,832	*8.11*	55,107,227	*10.04*
CLUB SAGEM	32,003,342	*7.68*	63,567,107	*11.58*
AREVA	30,772,945	*7.38*	59,363,695	*10.81*
CURRENT AND FORMER EMPLOYEES	19,527,684	*4.68*	38,280,810	*6.97*
BNP PARIBAS	7,182,680	*1.72*	14,365,360	*2.62*
Treasury shares	3,259,107	*0.78*	0	*0.00*
Treasury shares	2,504,358	*0.60*	0	*0.00*
Total	**417,029,585**	***100.00***	[(1)] **548,999,811**	***100.00***

(1) Voting rights available for exercise. The total number of voting rights including treasury shares is 554,763,276.

18.1.4 CHANGES IN THE BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS OVER THE LAST THREE FISCAL YEARS (AS OF DECEMBER 31)

	December 31, 2007			December 31, 2006			December 31, 2005		
SHAREHOLDER	**Number of shares**	**% Share capital**	**% Voting rights**	Number of shares	% Share capital	% Voting rights	Number of shares	% Share capital	% Voting rights
PRIVATE INVESTORS	161,786,709	*38.79*	*30.48*	156,671,472	*37.57*	*31.57*	162,575,212	*38.98*	*34.52*
FRENCH STATE	126,811,995	*30.41*	*27.61*	128,641,895	*30.84*	*25.37*	128,607,442	*30.84*	*25.84*
EMPLOYEE CORPORATE MUTUAL FUNDS (FCPE)	32,967,722	*7.91*	*9.89*	32,112,630	*7.70*	*7.99*	31,000,473	*7.43*	*7.09*
CLUB SAGEM	31,991,722	*7.67*	*11.57*	31,975,817	*7.67*	*11.89*	32,313,765	*7.75*	*11.30*
AREVA	30,772,945	*7.38*	*10.81*	30,772,945	*7.38*	*11.71*	30,845,682	*7.40*	*11.94*
CURRENT AND FORMER EMPLOYEES	19,725,910	*4.73*	*7.02*	22,554,594	*5.41*	*8.64*	16,787,284	*4.03*	*6.42*
BNP PARIBAS	7,182,680	*1.72*	*2.62*	7,182,680	*1.72*	*2.83*	7,182,680	*1.72*	*2.89*
Treasury shares	3,259,107	*0.78*	*0.00*	3,259,107	*0.78*	*0.00*	3,259,107	*0.78*	*0.00*
Treasury shares	2,530,795	*0.61*	*0.00*	3,858,445	*0.93*	*0.00*	4,457,940	*1.07*	*0.00*
Total	**417,029,585**	***100.00***	***100.00***	**417,029,585**	***100.00***	***100.00***	**417,029,585**	***100.00***	***100.00***

18.2 VOTING RIGHTS

The main shareholders in the Company do not have different voting rights from those of other shareholders.

They may obtain double voting rights in accordance with the provisions laid down in Article 33 of the Company's Bylaws which apply to all shareholders without distinction (see Section 21.2.5.2).

18.3 CONTROL OF THE COMPANY

At the date of filing of this Reference Document, no shareholder held directly and/or indirectly, jointly or in concert with another shareholder, a percentage of voting rights conferring control of the Company.

18.4 AGREEMENTS WHOSE IMPLEMENTATION COULD LEAD TO A CHANGE IN CONTROL OF THE COMPANY

To the best of the Executive Board's knowledge, there are no agreements whose implementation could lead to a change in control of the Company.

18.5 SHAREHOLDER AGREEMENTS

An agreement between shareholders of Sagem (now SAFRAN after the merger with Snecma) was signed on December 12, 2003 by Club Sagem, Cogema (now Areva NC) and BNP Paribas.

This agreement was signed in the context of the merger-absorption by Sagem of Coficem, the holding company of the leveraged management buy-out of Sagem, which came into effect on the date of this merger-absorption, that is December 18, 2003. This agreement was entered into for a period of five years commencing the date of effect, without automatic renewal.

The main provisions of this agreement are as follows:

- a lock-in commitment, under which BNP Paribas and Cogema are prohibited from selling the Sagem shares received in exchange for their Coficem shares during a period of 20 months, after which any disposals shall be subject to pre-emption rights;
- reciprocal pre-emption rights between the three signatories of the agreement in the event of the transfer to a third party of shares representing 0.1% or more of Sagem voting rights after the merger-absorption of Coficem; these rights do not however apply in the even of a takeover bid for shares or cash.

This shareholders' agreement was published by the AMF (French Financial Market Authority) on December 15, 2003 (Decision and Information no. 203C2129) and its detailed contents may be viewed on the AMF website at www.amf-france.org.

18.6 UNDERTAKING TO HOLD SECURITIES

A collective undertaking to hold SAFRAN securities, on behalf of 3,386 Sagem employees and former employees (and their beneficiaries) and Club Sagem was signed on March 29, 2004 for a period of six years terminating March 30, 2010.

Following the merger of Sagem and Snecma and the creation of SAFRAN, the Sagem shares became SAFRAN shares. As of December 31, 2007, the signatories of this commitment to hold shares held 9.7% of the share capital and 14.7% of the voting rights of SAFRAN. The signatories include a member of the SAFRAN Executive Board (Xavier Lagarde) and three members of the Supervisory Board (Mario Colaiacovo, Armand Dupuy and Michel Toussan).

18.7 PLEDGING OF SHARES

To the best of the Executive Board's knowledge, 5,704,002 SAFRAN shares representing 1.37% of the share capital were pledged as of December 31, 2007.

18.8 MARKET IN SAFRAN SHARES

The SAFRAN share (ISIN code: FR FR0000073272 - Code ticker: SAF) is listed on segment A of the Euronext Paris Eurolist and is eligible for deferred settlement (see Euronext notice no. 2005-1865 of May 11, 2005).

The SAFRAN share is included in the Euronext SBF 120, SBF 250, Euronext 100, CAC IT Large, CAC IT 20, CAC NEXT 20 and Euronext FAS IAS indices.

Movements in the CAC 40 index and the share price since the initial listing of SAFRAN



Index points
Price in euros
7000
6000
5000
4000
3000
2000
CAC40 (left-hand scale)
SAFRAN (right-hand scale)
May-05
June-05
July-05
August-05
September-05
October-05
November-05
December-05
January-06
February-06
March-06
May-06
June-06
July-06
August-06
September-06
October-06
November-06
December-06
January-07
February-07
March-07
May-07
June-07
July-07
August-07
September-07
October-07
November-07
December-07
January-08
February-08
March-08

19 TRANSACTIONS WITH RELATED PARTIES

The list of equity associates and proportionately consolidated companies is presented in Section 20.1.5.

Quantified information is presented in:

- Section 20.1.6.11 for equity associates;
- Section 20.1.6.28 for proportionately consolidated companies.

Information on executive management compensation is presented in Section 20.1.6.29.2 and Chapter 15.
Information on sales to related parties is presented in Section 20.1.6.29.1.

19.1 RELATIONS WITH THE FRENCH STATE

In 2007, SAFRAN generated adjusted revenue of €884 million with the French State, primarily in the following military areas:

- The Aerospace Propulsion branch (see Section 6.1) develops, manufacturers and maintains aircraft engines for the French armed forces. It is the industrial prime contractor for this equipment in major aviation projects such as the Mirage F1, Mirage 2000, Rafale, Super Etendard, refueling tankers, helicopters, Transall, and ATL 2. It also powers missiles of the ocean-going strategic force (M45 and M51), long-range air-ground missiles such as the Scalp and the Apache, and the very short-range ground-air missile, the Mistral. Finally, it is a major player in the rocket engine and space transport sector in which it is the prime contractor for propulsion systems and work to prepare the future.
- The Aircraft Equipment branch (see Section 6.2) participates in the aforementioned major French military aviation programs, primarily in terms of landing gear, brake and wiring systems.
- The Defense Security branch (see Section 6.3) applies advanced technology across all defense and security areas (national defense and the security of private individuals, assets, transport and information systems) on behalf of French government agencies:
  - inertia, for positioning, navigation and guidance systems for all types of vehicle and missiles,
  - optics and signal detection and processing for monitoring, observation/imaging, warning and guidance systems,
  - electronics, IT, cryptology and management of complex projects for the integration of full systems,
  - biometrics for police systems and border checkpoints (visas, passports, etc.).

It therefore supplies Modular Air-Ground Armament, submarine periscopes, unmanned air vehicle systems, mission preparation systems, the FELIN infantryman system (integrated equipment and links), and a number of other systems to safeguard French territorial security and citizen safety, including automatic penalty control radar systems under the road safety program, etc.

19.2 AGREEMENT WITH THE FRENCH STATE RELATING TO STRATEGIC ASSETS AND SUBSIDIARIES

In order to protect national interests and preserve national independence, and in the context of the proposed combination of Sagem and Snecma's businesses through the merger of these two companies, the French State informed these companies of its intention to exercise, in the context of the proposed operation, its right to take special measures with regard to the Snecma capital of the kind defined in Article 10 of Law 86-912 of August 6, 1986. In exchange for the waiver of this right to take special measures, the State required sufficient contractual rights to ensure national interests are protected.

In view of this, a tripartite agreement was entered into by Sagem, Snecma (replaced by SAFRAN following the merger of these two companies) and the French State on December 21, 2004, instead of the aforesaid special measures. The agreement provides, *inter alia*, that:

- the French State shall be entitled to appoint a non-voting representative to the SAFRAN Supervisory Board should its interest in the share capital of the Company fall below 10%, as a result of which the provisions of Article 12 of the Law of July 25, 1949 authorizing the appointment of voting representatives to this Board would no longer apply;

- the French State shall be entitled to appoint a non-voting representative to the Boards of Directors of strategic SAFRAN subsidiaries (Snecma Propulsion Solide and Microturbo) and subsidiaries holding assets with a connection to French combat aircraft engines;

- the French State shall have a prior right to approve or refuse the sale of certain military and aerospace assets identified as strategic, sensitive or defense[1], by entities of the SAFRAN Group, the transfer of securities in Snecma Propulsion Solide, Microturbo, Europropulsion, Arianespace and G2P, the acquisition of more than 33.33% or 50% of the capital of companies in the SAFRAN Group holding strategic military or aerospace assets, and any projects granting special management rights or rights to information over the strategic military or aerospace assets or rights to be represented on the management bodies of Snecma Propulsion Solide and Microturbo, in which case, should the State not make known its decision within thirty business days, it shall be deemed to approve the transaction;

- In the event a third party acquires more than a multiple of 10% of the capital or voting rights of SAFRAN, and failing an agreement on other ways of protecting national interests in connection with the strategic military and aerospace assets, the State shall be entitled to purchase the securities and assets of the strategic subsidiaries Snecma Propulsion Solide and Microturbo at a price to be set by a panel of experts, in which case the parties shall enter into an agreement for the provision of services and the transfer of technology relating to the assets sold.

19.3 OTHER REGULATED AGREEMENTS

The regulated agreements authorised in 2007 or which had continuing effect during this period are presented in the Auditors' Special Report in Section 20.5.2.

As of the date of this Reference Document, SAFRAN has not entered into any new regulated agreements since January 1, 2008.

[1] **Strategic assets** are assets that exist on the date the agreement comes into force, or that may be developed during the term of that agreement in the context of French defense contracts, and which concern prime contactor, design, manufacture, integration and operational maintenance capacities with regard to French ballistic and tactical missile propulsion and solid propellant-based space propulsion.

Sensitive assets are assets governing prime contractor and integration capacities with regard to aircraft engines used by the French military, liquid propulsion of space launch vehicles, high-performance inertia and mission preparation systems.

Defense assets are tangible or intangible assets possessed by, or which may came into the possession of SAFRAN or its Group entities, which are used in the context of French defense contracts and fall into one of the following categories:

- *for assets of the former Snecma Group:* (i) design, architecture, integration and operational maintenance of military aircraft engines (combat aircraft and helicopters) and missiles, and (ii) components, equipment and software for military aircraft (combat aircraft and helicopters) and missiles;
- *for assets of the former Sagem Group:* (i) high-performance inertia for strategic missiles and their carriers and (ii) mission preparation systems.

20 FINANCIAL INFORMATION REGARDING THE ASSETS, FINANCIAL POSITION AND OPERATING RESULTS OF THE ISSUER

Foreword

In accordance with Article 28 of EC Regulations no. 809/2004, the following information is included by reference in this reference document:

- the statutory consolidated financial statements for the year ended December 31, 2005 and the corresponding audit report presented on pages 100 et seq. of Chapter 20 of the 2005 Reference Document filed with the AMF on April 27, 2006 under the number D.06-0329; these financial statements were prepared for the first time in accordance with IFRS as adopted by the European Union and include for comparison purposes 2004 data prepared in accordance with the same accounting standards, except for IAS 32 and IAS 39.
- the statutory consolidated financial statements for the year ended December 31, 2006 and the corresponding audit report presented on pages 118 et seq. of Chapter 20 of the 2006 Reference Document filed with the AMF on April 27, 2007 under the number D.07-0401; these financial statements were prepared in accordance with IFRS as adopted by the European Union.

To reflect the Group's actual economic performances and to enable their monitoring and comparison with respect to competitors, SAFRAN has prepared, in parallel with its statutory consolidated financial statements, an adjusted income statement and statement of cash flow

As a reminder, SAFRAN Group:

- is the result of the May 11, 2005 merger of the Sagem and Snecma groups accounted for in accordance with IFRS 3-Business combinations in its statutory consolidated financial statements;
- has recorded all changes in the fair value of foreign currency derivatives in finance costs/income since July 1, 2005, in connection with the provisions of IAS 39.

As such, the financial information extracted from the SAFRAN Group's statutory consolidated financial statements has been adjusted for:

- the accounting impact of charges to amortization on intangible assets relating to aeronautical programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3;
- the accounting impact of application of hedge accounting to currency financial instruments.

The impact of these adjustments on the income statement aggregates is as follows:

As of December 31,2007 (in € millions)	Statutory consolidated financial statements	Hedge accounting: Restatement of revenue (1)	Hedge accounting: Deferred recognition of hedging gains and losses (2)	Amortization of intangible assets (3)	Adjusted figures
Revenue	**10,321**	**392**	**117**		**10,830**
Other income	(10,315)	(9)	0	157	(10,167)
Income from operations	**6**	**383**	**117**	**157**	**663**
Net finance costs/income	**31**	**(383)**	**295**		**(57)**
Income from associates	4				4
Income tax expense	(25)		(140)	(54)	(219)
Profit from continuing operations	**16**	**0**	**272**	**103**	**391**
Profit from discontinued operations	30				30
Minority interests	**(7)**	**(5)**		**(3)**	**(15)**
Net profit for the period attributable to equity holders of the parent	**39**	**(5)**	**272**	**100**	**406**

(1) Restatement of foreign-currency denominated revenue net of purchases (by currency) at the hedged rate, through the reclassification of gains and losses on hedges allocated to cash flows of the period.

(2) Gains and losses on hedges allocated to future cash flows (€295 million before tax), deferred in equity and cancellation of the release of existing unrealized gains and losses on cessation of hedge accounting (€117 million before tax) included in consolidated equity.

(3) Cancellation of amortization/impairment of intangible assets relating to the remeasurement of aeronautical programs pursuant to application of IFRS 3 as of April 1, 2005.

The reader is reminded that only the consolidated financial statements are subject to a review by the Group's statutory auditors (audited data), and that the adjusted financial data is verified with respect to an overall reading of the information provided in the 2007 Reference Document.

20.1 HISTORICAL FINANCIAL INFORMATION

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris cedex 15) is a limited liability company incorporated in France, and permanently listed in Compartment A of the Euronext Paris Eurolist market.

The Supervisory Board meeting of February 13, 2008 authorized the publication of the SAFRAN consolidated financial statements for the period from January 1 to December 31, 2007.

On an exceptional basis, the financial statements and notes for the year 2006 could not be restated for the impact of the discontinuance of the Broadband operations in 2007 due to the recent set up of Sagem Communications arising from the spin-off of its parent company into three entities and the absence of relevant and audited financial items.

20.1.1 CONSOLIDATED FINANCIAL STATEMENTS

20.1.1.1 Consolidated income statement

(in € millions)	*Notes*	**12.31.2007**	12.31.2006
Revenue	***20.1.6.1.1***	**10,321**	**10,841**
Other income	*20.1.6.1.2*	73	74
Income from operations		**10,394**	**10,915**
Change in inventories of finished goods and work in progress		304	360
Capitalized production		277	350
Raw materials and consumables used	*20.1.6.1.3*	(6,623)	(7,341)
Personnel costs	*20.1.6.1.4*	(3,124)	(3,170)
Taxes		(213)	(229)
Depreciation and amortization expense	*20.1.6.1.5*	(520)	(583)
Increase in provisions	*20.1.6.1.5*	(210)	(284)
Asset impairment	*20.1.6.1.6*	(206)	(157)
Other operating income / expenses	*20.1.6.1.7*	(73)	(47)
Profit (loss) from operations		**6**	**(186)**
Borrowing costs		(14)	(22)
Other finance costs / income		45	334
Net finance costs / income	***20.1.6.3***	31	312
Income from associates	*20.1.6.2*	4	4
Profit (loss) before tax		41	130
Income tax expense	*20.1.6.4.1*	(25)	(109)
Profit (loss) from continuing operations		16	21
Profit from discontinued operations	*20.1.6.16*	30	-
Profit (loss) after tax		46	21
Minority interests		(7)	(12)
Net profit (loss) for the period attributable to equity holders of the parent		39	9
Basic earnings per share (in euro)	*20.1.6.5*	0.09	0.02
Diluted earnings per share (in euro)	*20.1.6.5*	0.09	0.02

20.1.1.2 Consolidated balance sheet

ASSETS (in € millions)	Notes	12.31.2007	12.31.2006
Goodwill	20.1.6.7	1,561	1,589
Intangible assets	20.1.6.8	2,981	3,056
Property, plant and equipment	20.1.6.9	1,847	1,826
Non-current financial assets	20.1.6.10	286	364
Investments in associates	20.1.6.11	34	32
Deferred tax assets	20.1.6.4.3.1	158	120
Other non-current assets	20.1.6.12.	10	16
Non-current assets		**6,877**	**7,003**
Current financial assets	20.1.6.13	107	108
Fair value of financial instruments and derivatives	20.1.6.19.1	126	397
Inventories	20.1.6.14	3,420	3,240
Trade and other receivables	20.1.6.15	3,926	4,218
Tax assets	20.1.6.4.4	27	68
Other current assets	20.1.6.17	183	151
Cash and cash equivalent	20.1.6.18	730	743
Current assets		**8,519**	**8,925**
Assets held for sale	20.1.6.16	**779**	-
Total assets		**16,175**	**15,928**

EQUITY AND LIABILITIES (in € millions)	Notes	12.31.2007	12.31.2006
Share capital	20.1.6.20.1	83	83
Consolidated retained earnings	20.1.6.20.2	4,189	4,296
Net unrealized gains on available-for-sale financial assets		27	27
Net unrealized losses on currency futures		-	(76)
Net profit (loss) for the period		39	9
Equity attributable to equity holders of the parent		**4,338**	**4,339**
Minority interests		**167**	**173**
Total equity		**4,505**	**4,512**
Provisions	20.1.6.21	1,052	976
Borrowings subject to specific terms and conditions	20.1.6.22	590	573
Interest-bearing non-current liabilities	20.1.6.23	397	463
Deferred tax liabilities	20.1.6.4.3.1	745	929
Other non-current liabilities	20.1.6.25.1	96	112
Non-current liabilities		**2,880**	**3,053**
Provisions	20.1.6.21	1,133	1,101
Interest-bearing current liabilities	20.1.6.23	502	699
Trade and other payables	20.1.6.24	6,517	6,390
Tax liabilities	20.1.6.4.4	43	21
Fair value of financial instruments and derivatives	20.1.6.26	4	2
Other current liabilities	20.1.6.25.2	139	150
Current liabilities		**8,338**	**8,363**
Liabilities held for sale	20.1.6.16	**452**	
Total equity and liabilities		**16,175**	**15,928**

20.1.1.3 Statement of changes in consolidated shareholders' equity

(in € millions)	Share capital issued	Share capital reserves	Treasury shares	Hedging reserves	Translation adjustments	Other reserves	Net profit (loss) for the year	Other	Equity attributable to holders of the parent	Minority interests	Total
As of December 31, 2005	**83**	**3,360**	**(117)**	**(127)**	**34**	**1,563**	**(302)**	**10**	**4,504**	**164**	**4,668**
Correction of errors						(60)			(60)		(60)
As of January 1, 2006	**83**	**3,360**	**(117)**	**(127)**	**34**	**1,503**	**(302)**	**10**	**4,444**	**164**	**4,608**
Translation adjustments					(44)				(44)		(44)
Fair value adjustment to cash-flow hedging derivatives, net of tax				51					51		51
Fair value adjustment to available-for-sale securities, net of tax								16	16		16
Profit (loss) booked in equity		**0**	**0**	**51**	**(44)**	**0**	**0**	**16**	**23**	**0**	**23**
Net loss for the year							9		9	12	21
Net (loss) profit booked for the year		**0**	**0**	**51**	**(44)**	**0**	**9**	**16**	**32**	**12**	**44**
Capital increase			6						6	2	8
Dividends							(148)		(148)	(7)	(155)
Other movements			4		2	(452)	450	1	5	2	7
As of December 31, 2006	**83**	**3,360**	**(107)**	**(76)**	**(8)**	**1,051**	**9**	**27**	**4,339**	**173**	**4,512**
Translation adjustments					(49)				(49)	(1)	(50)
Fair value adjustment to cash-flow hedging derivatives, net of tax				76					76		76
Profit (loss) booked in equity	**0**	**0**	**0**	**76**	**(49)**	**0**	**0**	**0**	**27**	**(1)**	**26**
Profit (loss) booked for the year							39		39	7	46
Net profit (loss) booked for the year	**0**	**0**	**0**	**76**	**(49)**	**0**	**39**	**0**	**66**	**6**	**72**
Capital increase			18						18	1	19
Dividends						(81)	(9)		(90)	(6)	(96)
Other movements			3			2			5	(7)	(2)
As of December 31, 2007	**83**	**3,360**	**(86)**	**0**	**(57)**	**972**	**39**	**27**	**4,338**	**167**	**4,505**

20.1.1.4 Consolidated statement of cash flow

(in € millions)		12.31.2007	12.31.2006
I. Cash flow from / (used in) operating activities			
Consolidated profit (loss) before tax		**69**	**118**
Tax paid		(212)	(202)
Income from associates (net of dividends received and of dividends from discontinued operations)		**4**	**4**
Depreciation and amortization		513	575
Asset impairment		210	129
Provisions		178	247
Fair value of financial instruments and derivatives		368	135
Foreign exchange losses		-	(2)
Capital gains on asset disposal		7	(39)
Investment subsidies		(3)	-
Accrued interest		4	7
Other		22	19
Elimination of income from discontinued operations		(35)	-
Inter-company income from discontinued operations		(1)	-
Minority interests		7	12
Income and expenses not impacting cash flows		**1,270**	**1,083**
Net cash from operations before changes in working capital		**1,131**	**1,003**
Net change in inventories and work-in-progress		(421)	(461)
Net change in operating receivables and payables		318	254
Net change in other receivables and payables		(10)	58
Inter-company change in working capital from discontinued operations		(5)	-
Changes in working capital		**(118)**	**(149)**
	TOTAL I	**1,013**	**854**
II. Cash flow from / (used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(252)	(343)
Purchases of property, plant and equipment net of proceeds from disposals		(387)	(346)
Net purchases of shares in other companies		(74)	(53)
Net proceeds from the sale of shares in other companies		6	14
Net proceeds from long-term investments		(26)	13
Other changes		-	9
Inter-company cash flow used in investing activities of discontinued operations		(1)	-
	TOTAL II	**(734)**	**(706)**
III. Cash flow from / (used in) financing activities			
Change in share capital		19	8
Repayments of borrowings and long-term debt		(86)	(129)
Repayment of repayable advances		(57)	(46)
Issuance of new loans		24	67
Repayable advances received		41	71
Net change in short term borrowings		(97)	(151)
Inter-company cash flow used in financing activities of discontinued operations		(64)	-
Dividends paid to equity holders of the parent		(90)	(148)
Dividends paid to minority interests		(6)	(7)
	TOTAL III	**(316)**	**(335)**
Operating cash flows from discontinued operations	**TOTAL IV**	**95**	**-**
Investing cash flows from discontinued operations	**TOTAL V**	**(33)**	**-**
Financing cash flows from discontinued operations	**TOTAL VI**	**1**	**-**
VII. Effect of changes in foreign exchange rate	**TOTAL VII**	**(2)**	**(6)**
Increase / (decrease) in net financial position	**I+II+III+IV +V+VI+VII**	**24**	**(193)**
Opening net financial position		743	936
Closing net financial position		730	743
Decrease in net financial position		(13)	(193)
Closing net financial position of discontinued operations and assets held for sale		37	
Increase / (decrease) in net financial position		**24**	**(193)**
Of which cash flows from continuing operations		34	
Of which cash flows from discontinued operations		(8)	
Of which cash flows from assets held for sale		(2)	

20.1.2 SEGMENT INFORMATION

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing an area of activity distinguished by its products and markets.

Inter-branch sales are performed on an arm's length basis.

20.1.2.1 Business segment

20.1.2.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for a wide range of applications: commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. The branch also includes maintenance, repair and overhaul (MRO) activities and the sale of spare parts.

20.1.2.1.2 Aircraft Equipment branch

The Group also specializes in mechanical, hydro-mechanical and electromechanical equipment: landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

20.1.2.1.3 Defense security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secure payment terminals, bankcards, identification, and biometrics, airport security).

20.1.2.1.4 Communications branch

The Communications branch includes mobile telephony. The Broadband communications activity (fax and multifunctional terminals, DECT, broadband terminals, decoders, etc.) was reclassified as an activity held for sale as of December 31, 2007.

20.1.2.2 Segment information by branch

As of December 31, 2007 (in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communi-cations	**Total branches**	Holding / inter-branch elimination	**Total 12.31.2007**
External revenue	5,555	2,561	1,546	659	**10,321**	0	**10,321**
Inter-branch revenue	23	466	82	79	**650**	(650)	-
Total revenue	**5,578**	**3,027**	**1,628**	**738**	**10,971**	**(650)**	**10,321**
Other branch income	277	299	85	(5)	**656**	(2)	**654**
Branch expenses	(5,103)	(3,141)	(1,569)	(779)	**(10,592)**	632	**(9,960)**
Depreciation and amortization	(305)	(138)	(51)	(14)	**(508)**	(12)	**(520)**
Impairment of assets	166	(30)	18	(27)	**(205)**	(1)	**(206)**
Increase in provisions, net	(149)	(45)	(22)	4	**(212)**	2	**(210)**
Other items	3	(19)	(18)	(48)	**(82)**	9	**(73)**
Profit (loss) from operations	**135**	**(47)**	**71**	**(131**	**28**	**(22)**	**6**
Net finance costs / income							**31**
Income from associates							**4**
Income tax expenses							**(25)**
Profit from discontinued operations				30	**30**		**30**
Minority interests							**(7)**
Net profit (loss)							**39**
Branch assets *	7,713	4,249	1,703	408	**14,073**	88	**14,161**
Non-current financial assets							**286**
Investment in associates		17			**17**	17	**34**
Tax receivables							**185**
Assets held for sale	24		83	672	**779**	779	**779**
Cash and cash equivalent							**730**
Total assets							**16,175**
Shareholder s' equity							**4,338**
Minority interests							**167**
Branch liabilities	6,606	2,065	1,226	311	**10,208**	(1,267)	**8,941**
Borrowings subject to specific terms and conditions							**1,489**
Tax payables							**788**
Liabilities held for sale	12		28	412	**452**		**452**
Total liabilities							**16,175**
Purchase of intangible assets	101	142	7	0	**250**	2	**252**
Purchase of property, plant and equipment	195	128	57	2	**382**	5	**387**

* of which € 126 million in financial instruments

As of December 31, 2006 (in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communi-cations	**Total branches**	Holding / inter-branch elimination	**Total 12.31.2006**
External revenue	4,726	2,505	1,443	2,167	**10,841**	0	**10,841**
Inter-branch revenue	22	407	117	59	**605**	(605)	**-**
Total revenue	**4,748**	**2,912**	**1,560**	**2,226**	**11,446**	**(605)**	10,841
Other branch income	376	353	(4)	66	**791**	(7)	**784**
Branch expenses	(4,495)	(3,086)	(1,538)	(2,211)	**(11,330)**	590	**(10,740)**
Depreciation and amortization	(287)	(150)	(70)	(63)	**(570)**	(13)	**(583)**
Impairment of assets	(47)	(31)	7	(70)	**(141)**	(16)	**(157)**
Increase in provisions, net	(213)	1	(48)	(24)	**(284)**	-	**(284)**
Other items	(8)	39	(12)	(94)	**(75)**	28	**(47)**
Profit (loss) from operations	**74**	**38**	**(105)**	**(170)**	**(163)**	**(23)**	**(186)**
Net finance costs / income							**312**
Income from associates							**4**
Income tax expenses							**(109)**
Profit from discontinued operations					**0**		**0**
Minority interests							**(12)**
Net profit (loss)							**9**
Branch assets *	7,530	4,000	1,621	1,127	**14,278**	323	**14,601**
Non-current financial assets							**364**
Investment in associates	-	16	-	-	**16**	16	**32**
Tax receivables							**188**
Assets held for sale					**0**		**0**
Cash and cash equivalent							**743**
Total assets							**15,928**
Shareholders' equity							**4,339**
Minority interests							**173**
Branch liabilities	5,920	1,833	1,176	718	**9,647**	(916)	**8,731**
Borrowings subject to specific terms and conditions							**1,735**
Tax payables							**950**
Liabilities held for sale					**0**		**0**
Total liabilities							**15,928**
Purchase of intangible assets	109	162	13	57	**341**	2	**343**
Purchase of property, plant and equipment	182	64	62	41	**349**	(3)	**346**

20.1.2.3 Segment information by geographical segment

The Group's customers are primarily based in four geographical segments.

	12.31.2007		12.31.2006	
(in € millions)	Amount	%	Amount	%
France	2,801	27%	3,568	33%
Europe (excluding France)	2,280	22%	2,245	21%
North America	3,126	30%	2,922	27%
Asia	993	10%	1,002	9%
Rest of the world	1,121	11%	1,104	10%
Total	**10,321**	**100%**	**10,841**	**100%**

The carrying amounts of segment assets and additions to intangible assets and property, plant and equipment by geographical area are as follows:

	Branch assets				Purchases of intangible assets			
	12.31.2007		12.31.2006		12.31.2007		12.31.2006	
(in € millions)	Amount	%	Amount	%	Amount	%	Amount	%
France	12,415	88%	12,799	88%	414	65%	482	70%
Europe (excluding France)	1,583	11%	1,468	10%	141	22%	146	21%
North America	611	5%	578	4%	73	11%	34	5%
Asia	58	0%	69	-	4	1%	5	1%
Rest of the world	193	1%	262	2%	7	1%	22	3%
Inter-area eliminations	(699)	(5%)	(575)	(4%)		-	-	-
Total	**14,161**	**100%**	**14,601**	**100%**	**639**	**100%**	**689**	**100%**

20.1.3 ACCOUNTING POLICIES

The consolidated financial statements are drawn up in euros and all values are rounded to the nearest million unless expressly mentioned otherwise.

20.1.3.1 Accounting framework for the preparation of the financial statements

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and are the result of the application of all standards and interpretations adopted by the European Union and subject to mandatory application as of December 31, 2007.

20.1.3.1.1 Changes in the IFRS framework in 2007

With respect to 2006 accounting rules and methods, the SAFRAN Group has adopted new standards and interpretations since January 1, 2007:

- Standards subject to mandatory adoption as of January 1, 2007:
  - IFRS 7, *Financial Instruments: Disclosures* amends and replaces IAS 30 and IAS 32 and amends IAS 1 with respect to disclosures in the notes to the financial statements covering the Group's financial risks, loans and receivables and Group market transactions and their management.
  - Amendment to IAS 1 *Presentation of financial statements – capital disclosures* requires the presentation of qualitative or quantitative information in the notes regarding the management of capital.
- IFRIC interpretations subject to mandatory adoption as of January 1, 2007:
  - IFRIC interpretations 7 to 10 (Applying the Restatement Approach under IAS 29, Scope of IFRS 2, Reassessment of Embedded Derivatives, and Interim Financial Reporting and Impairment), applicable as of January 1, 2007, have no impact on the Group financial statements in 2006 and 2007, the transactions concerned having been treated in accordance with the positions stipulated in these interpretations.

IFRS standards and IFRIC interpretations subject to early adoption in 2007:

- The SAFRAN Group has not opted for the early adoption of IAS 23[1] revised Borrowing Costs and IFRS 8, Operating Segments. These standards, which respectively require the incorporation of interim interest allocated to the gross carrying amount of corresponding assets and the presentation of segment information matching that used internally by Group management, are only subject to mandatory application as of January 1, 2009.
- With respect to the Group's current accounting policies and disclosures, no material impact is expected from the application of these standards.

IFRIC interpretations 11 and 12[1] (Group and Treasury Share Transactions and Service Concession *Arrangements)* applicable to financial years beginning on or after January 1, 2008 will have no impact on Group operations.

20.1.3.1.2 Accounting options and treatments adopted by Management

Management's choices regarding accounting methods involve the accounting options offered by IFRS, and the accounting treatments adopted in the absence of specific provisions in the IFRS standards and interpretations.

The main options adopted by the Group are as follows:

- The Group has determined that its transactions involving foreign currency financial instruments are not covered by hedge accounting (see "Valuation methods and rules – financial assets" note).
- The Group's intangible assets and property, plant and equipment are valued at amortized historical cost and are subject to impairment tests, at annual minimum thresholds, based on future cash flows estimated at the closing date (see "Valuation methods and rules – intangible assets and property, plant and equipment" notes).
- Actuarial differences arising after January 1, 2004 are treated using the corridor method (see "Valuation methods and rules – retirement commitments" note), the Group having decided against the option introduced by the amendment to IAS 19.
- Group interests in joint ventures are recognized using the proportionate consolidation method (see "Consolidation methods – consolidation criteria" note).

The main options having a material impact, adopted by the SAFRAN Group during the IFRS switchover as of January 1, 2004, cover the following:

- Business combinations prior to January 1, 2004 were not restated according to IFRS 3, *Business combinations*;
- All actuarial gains and losses on retirement commitments and other post-employment commitments previously unrecognized as of January 1, 2004 were recognized in equity as of this date;
- Accumulated translation differences relating to all foreign operations were offset in consolidated reserves as of January 1, 2004. Gains or losses on the future sale of a foreign entity will not take into account translation differences prior to January 1, 2004;
- The option consisting in valuing certain items of intangible assets and property, plant and equipment at their fair value was not adopted as of January 1, 2004;
- The SAFRAN Group decided to apply the provisions of IFRS 2, *Share-based payment*, solely to compensation settled in equity instruments granted after November 7, 2002, for which the rights had not yet vested as of January 1, 2004;
- The SAFRAN Group has decided to apply IAS 32 and IAS 39 as of January 1, 2005.

Furthermore, in the absence of IFRS provisions for certain types of transactions, Management has used its judgment to define the treatments and disclosures it has deemed the most pertinent to provide a fair presentation of:

- Its minority interest buy-back commitments (see "Valuation methods and rules – financial liabilities" note),
- Its commitments with respect to the Individual Training Right of its employees in France (see "Contingent liabilities" note).

[1] These texts had not been adopted by the European Commission at the end of 2007.

20.1.3.1.3 Assumptions and estimates

The preparation of SAFRAN Group consolidated financial statements requires Management to makeassumptions and estimates which impact the amounts presented for existing assets and liabilities in the consolidated balance sheet, income and expense items in the consolidated income statement, and disclosures in the notes to the consolidated financial statements.

The Group formulates assumptions and, on this basis, regularly prepares estimates relating to its various activities. These estimates are based on past experience and include the economic conditions prevailing at the period-end and the information then available.

With respect to its ongoing programs and contracts, estimates specifically cover:

- the conditions required for revenue recognition (see "Valuation methods and rules – revenue" note);
- the assessment of and the conditions for recognition of the overall margin on completion of multi-year service contracts, and the recognition of any losses on completion (see "Valuation methods and rules – revenue" note);
- the conditions for capitalizing development costs (see "Valuation methods and rules – intangible assets" note);
- the valuation of provisions for contingencies and losses relating to performance guarantees issued and financial guarantees granted as part of sales (see "Valuation methods and rules – provisions for contingencies and losses" note);
- the impairment of inventories and work-in-progress, and operating receivables (see "Valuation methods and rules – financial assets and inventories and work-in-progress" notes);
- the estimate of future cash flows as part of impairment tests for goodwill recorded in the balance sheet and capitalized assets (see "Valuation methods and rules – impairment of capitalized assets" note), and the valuation of liabilities recorded in respect of repayable advances (see "Valuation methods and rules – financial liabilities" note).

The estimates relating to programs and contracts cover periods that are sometimes very long, up to dozens of years, and are primarily subject to assumptions covering volumes of products sold and associated production costs, exchange rates for foreign currency-denominated sales and purchases and, for discounted future cash flows, the discount rate adopted for each contract.

In addition, estimates also cover:

- the value of unquoted equity investments available for sale (see "Valuation methods and rules – financial assets" note) and financial instruments recorded at fair value on the Group balance sheet (see "Valuation methods and rules – financial assets" note);
- retirement and other post-employment commitments (see "Valuation methods and rules –retirement commitments" note);
- the amounts of deferred taxes recorded in the balance sheet (see "Valuation methods and rules – tax expense" note);
- provisions for litigation and valuations of contingent liabilities presented in the notes (see "Valuation methods and rules – provisions for contingencies and losses" note).

Actual results may significantly differ from these estimates and these variances may impact the financial statements of future periods.

20.1.3.2 Consolidation methods

20.1.3.2.1 Consolidation criteria

Entities over which SAFRAN exercises, directly or indirectly, permanent *de facto* or *de jure* control are fully consolidated.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

All entities controlled, directly or indirectly, jointly or exclusively, by SAFRAN or over which SAFRAN exercises significant influence, and whose contribution to revenue or net indebtedness or operating assets represent a material share of the consolidated amounts, are consolidated.

Minority interests represent the portion of net income and net assets not held by equity holders of the parent and are presented separately from the equity holders' portion in the income statement and in equity.

20.1.3.2.2 Accounting period

Entities are consolidated using the financial statements or balance sheets for the period ended December 31, 2007.

20.1.3.2.3 Effective date of acquisitions and disposals

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence

20.1.3.2.4 Translation methods

a) Translation of foreign company financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

- Assets and liabilities are translated at the year-end closing exchange rate and income statement items are translated at the average rate of exchange for the year;
- Translation differences resulting from the change between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange are recorded as translation differences in consolidated equity.

On disposal of a foreign operation, the cumulative amount of exchange rate differences is recognized in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognized at the closing rate of exchange.

b) Translation of foreign currency transactions in the companies' financial statement

Transactions denominated in currencies other than the euro are recorded at the rate prevailing on the transaction date.

Period-end trade receivables, trade payables and provisions are translated at the closing rate. Foreign exchange gains and losses arising from this translation are recognized in the year's income or expenses under net finance costs/income.

20.1.3.2.5 *Discontinued operations and assets (or disposal group) held for sale*

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations and assets held for sale:

- A discontinued operation is the disposal of a line of business or a subsidiary acquired with a view to resale.
- An asset (or disposal group) held for sale is a separate non-current asset or disposal group of assets and liabilities available for immediate sale.

Discontinued operations or assets (or disposal group) held for sale are classified as such on the date these assets are available for immediate sale in their present condition and their sale is highly probable.

The assets and liabilities of discontinued operations and assets (or disposal group) held for sale are valued at the lower of their net carrying amount and the projected sale price less costs to sell.

Discontinued operations are presented:

- in a specific income statement line item "Profit (loss) from discontinued operations," including the gain or loss on disposal when acquired. The previous year's income statement is also restated;
- in a specific balance sheet asset and liability line item for discontinuing operations;
- in specific cash flow statement line items with the previous year also restated.
- Assets (or disposal group) held for sale are presented:
- in the income statement under various headings of "Profit (loss) from continuing operations";
- in a specific balance sheet line item of assets and liabilities held for sale.

20.1.3.2.6 Inter-company transactions

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company. As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or performs services that directly expand the business of its various shareholders.

20.1.3.3 Valuation methods and rules

20.1.3.3.1 Valuation methods

Pursuant to IFRS, the SAFRAN Group uses the following types of valuation:

- **Fair value's determination is based on :**
  - Valuations or observable market data, when available: quoted securities, market instruments, quoted shares issued by the Group;
  - Analyses of discounted forecast cash flows or actuarial calculations performed internally or by independent experts: values of programs, assets and liabilities acquired as part of a business combination, retirement commitments;
  - The Black & Scholes valuation model for the valuation of option plans; the model uses the characteristics of options and observable market data (interest rates, shares, volatility, dividends).
- **The acquisition cost or production cost** which corresponds to the cumulative costs incurred by the Group to acquire or produce the assets concerned. This specifically applies to the determination of the gross value of intangible assets and property, plant and equipment and inventories acquired or produced by the Group.
- **Amortized cost:** Amortized cost is the acquisition value of a financial asset or liability, minus internal and external transaction costs and changes in future cash flows. It is calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated by including the initial transaction costs. Amortized cost therefore results from the discounting of future cash flows at the effective interest rate. This valuation method applies specifically to borrowings subject to specific terms and conditions, and loans and borrowings.

20.1.3.3.2 Income from operations

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

a) Standard sales contracts

Revenue is only recognized if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognized. The latter is recognized when the conditions are met.

b) Service contracts (including research and development, fleet maintenance and support contracts)

With respect to service contracts, revenue may only be recognized if:

- the stage of completion of the transaction can be measured reliably, and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

If contract income cannot be measured reliably, revenue is recognized for the amount of costs incurred.
The forecast margins of contracts are analyzed on a yearly basis (with a briefer update for the half-yearly closings). Where necessary, losses on completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognized are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the costs that

are temporarily over the actual costs are maintained in inventories and work-in-progress. If this calculated cost is greater than the actual costs, a provision for services to be provided is recognized for the difference.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

20.1.3.3.3 Income tax expense

The tax expense (tax income) is the aggregate amount of (i) current tax and (ii) the deferred tax recorded in the income statement.

(i) Current tax is the amount of income tax payable or recoverable for a period calculated in accordance with rules established by the relevant tax authorities.

(ii) Deferred tax assets and liabilities are calculated for each entity, in respect of temporary differences between the carrying amount of assets and liabilities and their corresponding tax base. The tax base depends on the tax regulations prevailing in the country where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Deferred tax assets are recognized in the balance sheet if it is more likely than not that they will be recovered in subsequent years. The value of deferred tax assets is reviewed at each year-end.

Deferred tax assets and liabilities are not discounted.

Deferred tax assets and liabilities are offset when tax is debited by the same tax authorities and this offset is authorized by the local tax authorities.

The liability method is applied and the impacts of changes in tax rates are recognized in equity or profit or loss for the period in which the corresponding tax law was enacted.

Research tax credits are considered as operating subsidies recognized as income over the period the related research and development costs are incurred. As such, they are classified under the heading "other income" in the income statment, and not as a decrease in income taxes.

20.1.3.3.4 Procedure for calculating earnings per share

a) Basic earnings per share
Earnings per share is calculated by dividing consolidated net profit for the period from continuing operations by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares and is adjusted retroactively in the event of bonus share issues.

b) Diluted earnings per share
Earnings per share after dilution is calculated by dividing consolidated net profit for the period by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

20.1.3.3.5 Goodwill and business combinations

Business combinations are recorded using the purchase method (IFRS 3). Identifiable assets acquired and liabilities and contingent liabilities assumed, which meet the recognition criteria of IFRS 3, are recorded at fair value, determined at the acquisition date. The difference between the acquisition cost of securities (including costs net of tax) and the share in the revalued net assets represents goodwill.

When generated by the acquisition of fully or proportionately consolidated companies, positive goodwill is carried in balance sheet assets under the heading "Goodwill," while negative goodwill is recorded immediately in profit or loss. However, goodwill generated by equity-accounted companies is recorded in the line item "Investments recorded using the equity method."

Goodwill can be adjusted in the twelve months following the date of acquisition to take into account the definitive estimate of the fair value of assets and liabilities acquired. Beyond this period, adjustments are recorded in profit or loss.

Goodwill is not amortized, but its value is subject to annual impairment testing and each time there are events or circumstances indicating an impairment loss (see procedure ("Valuation method and rules – impairment of non-current assets" note)). Where necessary, a permanent impairment is recognized in operating income.

20.1.3.3.6 Intangible assets

a) Intangible assets acquired in a business combination

These assets are recognized at fair value at the date of acquisition and are amortized:

- for aviation programs (including the notions of technologies, order books and customer relations), over the residual life of the programs;
- for other aviation brands with a finite life, under the straight-line method over 20 years.

General interest brands are not amortized, their useful life being indefinite.

b) Separately acquired intangible assets

Separately acquired intangible assets, mainly software, are recognized at acquisition cost and amortized using the straight-line method over their useful life of between 1 and 5 years.

c) Research and development expenditure

Research and development expenditure is recognized as an expense as incurred. However, internally financed development expenditure is capitalized, if the entity can demonstrate all of the following:

- the technical feasibility of completing the intangible asset and the intention and ability (availability of technical, financial and other resources) to complete the intangible asset and use or sell it;
- the probability of future economic benefits;
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

For the aeronautic and defense sectors, the program's development phase is evidenced by:

- A date for the start of development (date on which the above criteria are verified) determined by:
  - the launch of the program by the customer,
  - the choice of SAFRAN by the customer,
  - the existence of program profitability validated by relevant internal or external sources.
- A date for the end of development determined by the certification or qualification of the product (e.g. engine or equipment) as being in working order.

If the product is intended for the general public (e.g. in the communications sector), the date for the start of development is, depending on the market, set in specific meetings by the formalization of the intention to complete the product while considering, in particular, the technical feasibility and the probable profitability of the major projects.

With respect to research and development contracts, in the absence of the customer's contractual guarantee on the financing of development expenditure, the costs incurred are capitalized if they satisfy the aforementioned capitalization criteria. If payment is contractually guaranteed with the customer (e.g. certain development contracts whose financing is included in the selling price of the deliverables), the expenditure incurred is recognized in "Inventories and work-in-progress."

Capitalized development expenditure is stated at production cost and includes the contributions, such as certification costs, attributable to the development period if SAFRAN can demonstrate the existence of identified economic benefits and its control.

Capitalized expenditure is amortized as from the initial delivery of the product qualified as being in working order, using the straight-line method, over a useful life not exceeding 20 years.

Patents are capitalized at acquisition cost and amortized over their useful life, i.e. the shorter of the period of legal protection or their economic life.

20.1.3.3.7 Property, plant and equipment

Property, plant and equipment are recorded in the balance sheet at historical (including incidental expenses) or production cost (excluding interest expense) less accumulated depreciation and impairment loss.

Replacement and major overhaul costs are identified as components of property, plant and equipment. Other repair and maintenance costs are expensed during the period.

With regard to finance leases, at the inception of the lease, the capitalized asset and the borrowing are stated at amounts equal to the market value or, if lower, the present value of the minimum lease payments.

During the lease period, payments are apportioned between the finance cost and the amortization of the borrowing in order to produce a constant periodic rate of interest for the remaining balance of the liability for each period.

The gross amount of property, plant and equipment is depreciated over the expected useful life of their main components, mainly using the straight-line method.

With respect to finance leases, if the transfer of ownership at the end of the lease is certain, the item of property, plant and equipment is depreciated over its useful life. Otherwise, the items of property, plant and equipment are depreciated over the shorter of useful life or the term of the lease.

The main useful lives applied are as follows:

Buildings	15 - 40 years
Capitalized engines	
• Frames	20 years
• Major overhauls	according to the number of hours of flight
Technical facilities	4 - 40 years
Equipment, toolings and other	3 - 15 years

20.1.3.3.8 Impairment of non-current assets

Non-current assets, particularly goodwill acquired in business combinations, are allocated to Cash-Generating Units (CGU)[1]. Two types of CGU are defined within the Group:

- CGU corresponding to programs, projects, or product families associated with specific assets: development expenditure, property, plant and equipment used in production;
- CGU corresponding to the business segments monitored by Group Management and relating to the Group's main subsidiaries.

At each balance sheet date, the Group's entities assess whether there are events or circumstances indicating that an asset may be impaired. Such events or circumstances include, in particular, unfavorable material changes, which, in the long-term, impact the economic environment (commercial prospects, procurement sources, index or cost movements, etc.) or the Group's assumptions or objectives (mid-term plan, profitability analyses, market shares, order book, regulations, disputes and litigations, etc.).

If such events or circumstances exist, the recoverable amount of the asset is estimated. If the carrying amount exceeds its recoverable amount, the asset is considered as impaired and its carrying amount is reduced to its recoverable amount by recognizing an impairment loss under operating expenses in profit or loss.

The recoverable amount of an asset or group of assets is the higher of its net selling price or its value in use. Value in use is the present value of expected future cash flows, determined using a benchmark rate that reflects the weighted average cost of capital for the Group.

For assets allocated to programs, projects or product families, expected future cash flows are projected over the life of the development programs or projects, capped at 40 years, and are discounted at the benchmark rate. Certain programs or projects are also subject to a specific risk premium.

For tests involving a subsidiary's assets, expected future cash flows are determined using the mid-term plans established for the next four years, and discounted at the benchmark rate. The value in use of the assets is the sum of the present value of cash flows arising from the plan and the terminal value calculated using the standard cash flows generated during the last year of the plan and taking into account a perpetual growth rate and the benchmark rate.

Should a test on a subsidiary's assets indicate an impairment loss, after verifying the recoverable amount of the assets considered separately, such impairment loss is initially allocated to goodwill and then to the assets of the CGU prorata to their carrying amount.

In the event of a significant loss in value, the impairment recognized in goodwill is definitive. For other assets, indications of impairment loss are analyzed at each subsequent period-end and, if there are favorable changes in the estimates which led to the recognition of the impairment, the impairment loss is reversed to profit or loss.

20.1.3.3.9 Financial assets

a) Financial assets

The account headings related to financial assets comprise:

- In non-current financial assets: non-consolidated investments, loans to non-consolidated companies, sales-financing loans;
- In current financial assets: trade receivables, investment securities, purchased financial instruments or unrealized financial instrument gains and cash classified as current assets.

[1] A CGU is the smallest identifiable group of assets that generates cash inflows from continuing use, and that are largely independent of the cash inflows from other assets or groups of assets.

IAS 39 stipulates that financial assets are classified into four different categories based on management's purpose for holding them on the date of acquisition:

- "held-to-maturity investments": e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity;
- "loans and receivables": e.g. loans to participating interests, construction loans, other loans and receivables (including trade receivables);
- "financial assets at fair value through profit or loss" and financial assets held for trading: e.g. marketable securities and cash and cash equivalents;
- "available-for-sale financial assets": financial assets designated as such by Management or not classified in a financial asset category: e.g. non-consolidated investments.

Financial assets are initially recognized at fair value, and then measured:

- at amortized cost for "held-to-maturity investments" and "loans and receivables"; test for impairment at each period-end;
- at fair value for "financial assets at fair value through profit or loss" and "available-for-sale assets."

  Changes in fair value are recognized:

  - in profit or loss for "financial assets at fair value through profit or loss";
  - in equity for "available-for-sale financial assets." The deferred gains and losses in equity are transferred to the income statement if the asset is sold or permanent impairment is recognized.

In the event of an objective indication of an impairment loss (particularly a significant and permanent reduction in the financial asset's value), an impairment is recognized in profit or loss.

Financial assets are derecognized when:

- The contractual rights to receive cash flows from these assets have expired or been transferred;
- The Group has transferred substantially all the risks and rewards of ownership of these assets;
- The Group no longer controls the assets.

b) Financial instruments

The Group primarily uses derivative financial instruments to hedge its exposure to the foreign currency and interest rate risk arising from its operational, financial and investing activities. These derivative instruments can include forward currency contracts, currency options or swaps (the Group management policy is described in the note "Management of market risk and derivative financial instruments").

Pursuant to IAS 39, *Financial Instruments: recognition and measurement*, derivative instruments are recorded on the balance sheet at their fair value on their trade date, the change in fair value being recorded in finance costs/income insofar as they do not meet the following conditions:

- there is a designation and formal documentation describing the hedging relationship and Management's objectives,
- the effectiveness of the hedging relationship is demonstrated from its inception and by regular verification of the correlation between the change in the market value of the hedging instrument and that of the hedged item.

With respect to the restrictions relating to the application of IFRS 3, the Group decided not to apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in net finance costs/income.

The amounts recorded in equity as of June 30, 2005, corresponding to the changes in effective values of foreign currency derivatives documented as future cash flow hedges until June 30, 2005, were transferred to operating income until December 31, 2007 according to the underlying cash flows.

Since option sales are not recognized as effective hedging instruments, the changes in market value of these instruments are recognized in net finance costs/income.

c) Cash and cash equivalents

The item includes available funds (cash in hand, bank accounts, etc.) and short-term investments (less than 3 months) that are liquid and easily convertible with a negligible risk of a change in value.

20.1.3.3.10 Inventories and work-in-progress

Inventories and work-in-progress are measured using the weighted average cost formula. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Impairment is recognized if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, sales opportunities and risks relating to obsolescence and objective inventory levels.

20.1.3.3.11 Treasury shares

All treasury shares held by the Group are deducted from consolidated equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impact on net profit or loss for the period.

20.1.3.3.12 Share-based payments

In accordance with IFRS 2, *Share-based payment*, share purchase or subscription options granted to managers and certain Group employees shall be measured at fair value. The options shall be measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements (see "Valuation methods and rules – valuation methods" note).

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognized in personnel costs and amortized using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

This personnel cost is offset in consolidated reserves with no impact on consolidated equity.

20.1.3.3.13 Provisions

The Group records provisions when it recognizes a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

a) Provisions for losses on completion

A provision for losses on completion is recognized when:

- it is highly probable that a contract will be onerous (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it);
- the contract, signed before the year-end, generates obligations for the Group, in the form of the delivery of goods, the rendering of services or the payment of some form of compensation for termination;
- a reliable estimate can be made of the Group's obligation.

The cash flows used in this analysis are discounted to take into account their amortization.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

- financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer;
- guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which does not reflect the net risk to which SAFRAN is effectively exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged.

The guarantees are subject to a provision for contingencies that takes into account events likely to generate a future outflow of resources for the Group.

c) Provisions for performance warranties

These provisions are recorded to cover the Group's share of probable future expenses with respect to operation and performance warranties on deliveries of engines and equipment. They generally cover operation for a period of one to three years based on the type of equipment delivered and are calculated based on technical files or statistics, as the case may be, particularly with respect to the return of parts covered by a warranty.

20.1.3.3.14 Post-employment commitments

a) Retirement and similar commitments

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans.

In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, SAFRAN Group Commitments with respect to retirement and similar compensation are provided for based on an actuarial valuation of rights vested and/or vesting for employees or retirees (for the French companies) less the fair value measurement of the pension fund (plan assets) (for foreign companies).

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.).

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Provisions are recorded to cover shortfalls in the fair value of assets compared with the present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to profit or loss.

If necessary, the impact of changes in actuarial assumptions may be spread over expected average remaining working lives of the employee in accordance with the corridor method.

An asset surplus is only recognized where it represents future economic benefits effectively available to the Group.

An actuarial valuation of plan assets and retirement obligations is performed annually by independent actuaries.

b) Other long-term benefits

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

20.1.3.3.15 Financial liabilities

The account headings related to financial liabilities comprise:

- Borrowings subject to specific terms and conditions;
- In non-current financial liabilities: borrowings, minority interest purchase commitments;
- In current financial liabilities: interest-bearing current financial liabilities, trade payables.

In accordance with IAS 39, the majority of financial liabilities are classified in "Other financial liabilities" and valued at amortized cost (borrowings, borrowings subject to specific terms and conditions, and trade payables).

a) Borrowings subject to specific terms and conditions

The SAFRAN Group has received public financing for the development of aeronautical and projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines or equipment. The amount to be repaid from each sale is determined in advance and is set forth in agreements (fixed amount for every engine or piece of equipment sold).

Repayable advances are treated as sources of financing recognized in liabilities in the consolidated balance sheet under the heading "Borrowings subject to specific terms and conditions."

At inception, they are valued at the consideration for the cash received or, when acquired, for the value of probable future cash flows discounted at market terms at the date of acquisition. Subsequently, at each period-end, they are valued using the amortized cost method taking into account the most recent repayment estimates.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

b) Borrowings

Borrowings and other financial liabilities are measured at amortized cost.

Interest costs are expensed in the year they are incurred.

c) Minority interest purchase commitments

The commitments undertaken by the Group to purchase minority interests in its subsidiaries are recognized in financial liabilities for the present value of the purchase, and offset against minority interests, in accordance with IAS 32. Where the value of the commitment exceeds the amount of minority interests, the Group recognizes the difference in goodwill, in the absence of any IFRS guidance. Similarly, any subsequent change in present value is recognized in financial liabilities and offset against goodwill, except for the impact of reverse discounting which is recognized in other finance costs/income.
If, at the term of the commitment, the minority interests have not been purchased, the previously recognized entries are reversed. If the minority interests have been purchased, the amount recognized in financial liabilities is cleared by the disbursement for the purchase.

20.1.3.3.16 Investment subsidies

Investment subsidies are recognized in liabilities.

When the subsidy relates to an asset, the fair value is recognized in deferred income and transferred to profit or loss over the asset's expected useful life in constant annuities.

20.1.4 Scope of consolidation

20.1.4.1 Spin-off of Sagem Défense Sécurité

On June 29, 2007, the Sagem Défense Sécurité Annual General Meeting approved the partial business transfer of the Security Division to a new subsidiary, Sagem Sécurité, with retroactive effect to January 1, 2007.
As this was an internal operation, there was no impact on the Group consolidated financial statements.

20.1.4.2 Spin-off of Sagem Communications

On July 31, 2007 (with retroactive effect as from January 1, 2007) the Extraordinary General Meeting of Sagem Communications approved the partial business transfer of the Mobile Phone and Broadband Divisions to Sagem Mobiles and Sagem Communications respectively, and changed its corporate name to Sagem Télécommunications. As this was an internal operation, there was no impact on the Group consolidated financial statements.

20.1.4.3 Orga Group

1) Final purchase price

The final purchase price for the Orga Group was set at €81 million following an arbitration decision in May 2007. The impact of the price adjustment on the consolidated financial statements is non-material.

2) Acquisition of the Orga Zelenograd minority interests

On December 14, 2007, Orga Zelenograd's parent company acquired its subsidiary's 25% minority interests for consideration of €5 million. This transaction gives rise to goodwill of €3 million.

20.1.4.4 2007 changes

During fiscal year 2007, the nine companies below previously held but not material have been consolidated due to an increase in their current and future businesses:

- Aircelle Maroc,
- Turbomeca Germany,
- Turbomeca Asia Pacific,
- Turbomeca Sud Americana,
- Turbomeca Australasia,
- Turbomeca do Brasil,
- Turbomeca Canada,
- Turbomeca Ltd (formerly Microturbo Ltd),

- Snecma Ltd.

The impact of the inclusion of these companies in the scope of consolidation is not material.

20.1.4.5 Discontinued operations

SAFRAN and The Gores Group have finalized the acquisition of Sagem Communications by The Gores Group.

The sale and purchase agreement was entered into on January 16, 2008. The transaction was effectively completed on January 25, 2008.

On that date, The Gores Group became the Sagem Communications' majority shareholder. Among the minority shareholders, approximately 20% of the share capital is held by a group of managers and employees and 10% by SAFRAN.

Sagem Communications specializes in broadband and convergence operations: terminal printers, digital TV top box, broadband and home terminals, telecommunications systems and partnerships.

Under IFRSS, this transaction has been trated as a discontinued operation. Informations on the disposal are detailed in note 2.6.16 "Assets held for sale".

20.1.4.6 Assets held for sale

1) SAFRAN – Ingenico Agreement

On July 26, 2007, Ingenico and Sagem Sécurité announced that they had entered into exclusive negotiations with a view to combining their electronic payment solutions, thus creating a global leader in the field. On December 13, 2007, the Supervisory Board approved the agreement.
The contemplated transaction would concern all the payment terminal activities of Sagem Sécurité, primarily Sagem Monetel and Sagem Danemark A/S and their respective subsidiaries.
It will be funded via a capital increase for Sagem Sécurité at the term of which the latter will become a major shareholder of the company, with 25% of the post-transaction outstanding shares, as the situation stands.
The assets and liabilities concerned have been combined into one single line item in the assets and liabilities of the balance sheet respectively in accordance with IFRS 5.

2) Techspace Aero military maintenance workshop

Techspace Aero (majority-held by the SAFRAN Group) entered into a memorandum of understanding with Pratt & Whitney (United Technologies Corporation Group) whereby the US aircraft engine manufacturer would acquire 100% of the military engine maintenance business of Techspace Aero which employs approximately 100 people.
Pratt & Whitney has been a shareholder of Techspace Aero since 1991.

Both the above transactions are described in detail in Note 20.1.6.16. – Assets held for sale.

20.1.4.7 Other changes in the scope of consolidation

No other material changes at Group level were recorded during 2007

20.1.5 LIST OF CONSOLIDATED COMPANIES

Company name, form, Registered Business Address	Siren N° or country	2007 Method	2007 % interest	2007 % control	2006 Method	2006 % interest	2006 % control
SAFRAN SA	**Parent company**						
Direct SAFRAN SA subsidiaries							
Sagem Télécommunications SA - 75015 Paris (1)	480 108 158	FC	100.0	100.0	FC	100.0	100.0
Sagem Défense Sécurité SA - 75015 Paris	480 107 911	FC	100.0	100.0	FC	100.0	100.0
SAFRAN Informatique SA – 92240 Malakof	480 107 143	FC	100.0	100.0	FC	100.0	100.0
Snecma SA - 75015 Paris	414 815 217	FC	100.0	100.0	FC	100.0	100.0
Hispano-Suiza SA - 92700 Colombes	692 015 217	FC	100.0	100.0	FC	100.0	100.0
Aircelle SA - 76700 Gonfreville l'Orcher	352 050 512	FC	100.0	100.0	FC	100.0	100.0
Techspace Aero - B4041 Milmort	Belgium	FC	51.0	100.0	FC	51.0	100.0
Etablissements Vallaroche SA - 75015 Paris	542 028 154	FC	100.0	100.0	FC	100.0	100.0
Snecma Propulsion Solide SA – 33180 Le Haillan	434 021 028	FC	100.0	100.0	FC	100.0	100.0
Labinal SA - 78180 Montigny-le-Bretonneux	301 501 391	FC	100.0	100.0	FC	100.0	100.0
SAFRAN USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA - 64510 Bordes	338 481 955	FC	100.0	100.0	FC	100.0	100.0
Technofan SA - 31700 Blagnac	710 802 547	FC	66.32	100.0	FC	61.80	100.0
Sofrance SA - 87800 Nexon	757 502 240	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti SA - 78141 Velizy	712 019 538	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd - Gloucester	United Kingdom	FC	100.0	100.0	FC	100.0	100.0
Europropulsion SA - 92150 Suresnes	388 250 797	PC	50.0	50.0	PC	50.0	50.0
SEM MB SA - 95100 Argenteuil	592 027 312	EQ	50.0	50.0	EQ	50.0	50.0
Teuchos SA – 78180 Montigny le Bretonneux	352 876 197	FC	100.0	100.0	FC	100.0	100.0
Valin Participation SA - 75015 Paris	428 704 894	FC	100.0	100.0	FC	100.0	100.0
Snecma Ltd	United Kingdom	FC	100.0	100.0	NC		
Eurofog SA – 91 300 Massy	340 574 540	NC*	-	-	NC*	-	-
Sagem Télécommunications subsidiaries							
Sagem Communications SA - 75015 Paris (2) (3)	440 294 510	FC	100.0	100.0	NC		
Sagem Mobiles SA - 75015 Paris (2)	440 349 181	FC	100.0	100.0	NC		
Sagem Communications subsidiaries (3)							
Sagem Comunicaciones Ibérica	Spain	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Germany GmbH	Germany	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication UK Ltd	United Kingdom	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Italia Srl	Italy	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication CZ Sro	Czech Rep.	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Benelux BV	The Netherlands	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Tianjin	China	FC	100.0	100.0	FC	100.0	100.0
Sagem Communication Nordic AB	Sweden	FC	100.0	100.0	FC	100.0	100.0
Photar Sagem Electronics Co Ltd	China	FC	80.0	100.0	FC	70.0	100.0
Compagnie de Découpe de l'Ouest SAS – 22100 Dinan	448 897 405	PC	76.64	76.64	PC	76.64	76.64
Dr Neuhaus Telecommunikation GmbH	Germany	FC	99.41	100.0	FC	99.41	100.0

FC : Full consolidation / PC: proportionate consolidation / EQ : equity affiliate / NC : not consolidated / * : frozen reserves

(1) Formerly Sagem Communications

(2) Created in 2007 following the spin-off of Sagem Communication

(3) Recorded in discontinued operations in 2007

Company name, form, Registered Business Address	Siren N° or country	2007 Method	2007 % interest	2007 % control	2006 Method	2006 % interest	2006 % control
Sagem Communication Austria GmbH	Austria	FC	100.0	100.0	FC	100.0	100.0
Sagem Magyarorszag	Hungary	FC	100.0	100.0	FC	100.0	100.0
Sagem Networks Poland Sp Zo.o	Poland	FC	68.0	100.0	FC	68.0	100.0
Sagem Tunisie Communication Sarl	Tunisia	FC	100.0	100.0	FC	100.0	100.0
Sagem Interstar	Canada	FC	100.0	100.0	FC	100.0	100.0
Sagem Electronic Equipment Beijing	China	NC*	-	-	NC*	-	-
Sagem Kabushiki Kaisha	Japan	NC*	-	-	NC*	-	-
Sagem Mauritanie	Mauritania	NC*	-	-	NC*	-	-
SCI Minerve	402 652 903	NC*	-	-	NC*	-	-
Trel Halozatepito	Hungary	NC*	-	-	NC*	-	-
Sagem Mobiles subsidiaries							
Ningbo Bird Sagem Electronics Co. Ltd	China	PC	50.0	50.0	PC	50.0	50.0
Sagem Australasia Pty Ltd	Australia	FC	100.0	100.0	FC	100.0	100.0
Sagem Mobiles Poland Sp Zo.o	Poland	NC*	-	-	IG	100.0	100.0
Sagem Industria e Comercio de Comunicacoes LDA	Portugal	NC*	-	-	IG	100.0	100.0
Sagem Communication Schweits AG	Switzerland	NC*	-	-	IG	100.0	100.0
Sagem Communicaçoes Ltda	Brazil	NC*	-	-	IG	100.0	100.0
Sagem Défense Sécurité subsidiaries							
Sagem Sécurité SA -75015 Paris (4)	440 305 282	FC	100.0	100.0			
Sagem Avionics Inc.	USA	FC	100.0	100.0	FC	100.0	100.0
Silec (absorbée en 2006)	390 654 192				FC	100.0	100.0
Sofradir SAS – 92290 Chatenay-Malabry	334 835 709	PC	40.0	40.0	PC	40.0	40.0
Vectronix AG	Switzerland	FC	100.0	100.0	FC	100.0	100.0
Sagem Navigation GmbH	Germany	NC*	-	-	NC*	-	-
Sagem Sécurité subsidiaries							
Sagem Orga Gmbh	Germany	FC	100.0	100.0	FC	100.0	100.0
Sagem Denmark A/S	Denmark	FC	100.0	100.0	FC	100.0	100.0
Sagem Monetel SAS – 75015 Paris	442 508 271	FC	100.0	100.0	FC	100.0	100.0
Sagem Morpho Inc.	USA	FC	100.0	100.0	FC	100.0	100.0
Wuhan Sagem Tianyu Electronics Co, Ltd	China	FC	73.34	100.0	FC	73.34	100.0
Wuhan Tianyu Information Industry Co, Ltd	China	PC	33.35	33.35	PC	33.35	33.35
Confidence SA – 75015 Paris	404 401 887	NC*	-	-	NC*	-	-
Sagem Xelios SAS – 75015 Paris	437 782 535	NC*	-	-	NC*	-	-
Sagem Security International Trading Co, Ltd	China	NC*	-	-	NC*	-	-
Confidence subsidiary							
Positive SA – 75015 Paris	339 650 335	NC*	-	-	NC*	-	-
Sagem Orga GmbH subsidiaries							
Orga Cartes et Systèmes SARL – 93290 Tremblay en France	400 337 432	FC	100.0	100.0	FC	100.0	100.0
Sagem Orga Pte Ltd	Singapore	FC	100.0	100.0	FC	100.0	100.0
Orga Zelenograd Smart Cards and Systems	Russia	FC	100.0	100.0	FC	75.0	100.0
Sagem Orga do Brasil	Brazil	FC	100.0	100.0	FC	100.0	100.0
Orga Smart Chip Ltd	India	FC	100.0	100.0	FC	100.0	100.0
Orga Card Systems Inc.	USA	FC	100.0	100.0	FC	100.0	100.0
Orga Card Systems Ltd	United Kingdom	FC	100.0	100.0	FC	100.0	100.0
Orga Card Portugal	Portugal	FC	100.0	100.0	FC	60.0	100.0
Orga Card Systems PTY Ltd	South Africa	FC	100.0	100.0	FC	100.0	100.0
Orga Card Systems Ltd Dubaï	United Arab Emirates	FC	100.0	100.0	FC	100.0	100.0
Orga Solutii de Carduri	Roumania	FC	100.0	100.0	FC	100.0	100.0
Silec subsidiary							
Sagem Participations (absorbée en 2006)	452 676 182				FC	100.0	100.0
Sofradir subsidiary							
Ulis SAS – 38113 Veuvrey-Voroize	440 508 331	PC	34.01	40.0	PC	34.01	40.0
Vectronix AG subsidiary							
Vectronix Inc.	USA	FC	100.00	100.0	FC	100.00	100.0
Snecma subsidiaries							
Snecma Services SA – 75015 Paris	562 056 408	FC	100.0	100.0	FC	100.0	100.0
CFM International SA – 75015 Paris	302 527 700	PC	50.0	50.0	PC	50.0	50.0
CFM International Inc. - City of Dover, Co Kent - Delaware 19901	USA	PC	50.0	50.0	PC	50.0	50.0
Famat SA – 44600 Saint-Nazaire cedex	321 853 798	PC	50.0	50.0	PC	50.0	50.0
Hispano-Suiza subsidiary							
Hispano-Suiza Canada	Canada	FC	100.0	100.0	FC	100.0	100.0

FC : full consolidation / PC : proportionate consolidation / EQ : equity affiliate / NC : not consolidated / * : frozen reserves

(4) Created in 2007 following the partial asset transfer by Sagem Défense Sécurité

Company name, form, Registered Business Address	Siren N° or country	2007 Method	2007 % interest	2007 % control	2006 Method	2006 % interest	2006 % control
Snecma Services subsidiary							
Snecma Services Participations SA - 75015 Paris	414 815 399	FC	100.0	100.0	FC	100.0	100.0
Snecma Services Participations subsidiary							
Snecma Services Brussels - 1200 Woluwé Saint Lambert	Belgium	FC	100.0	100.0	FC	100.0	100.0
CFM International Inc. subsidiary							
Shannon Engine Support Ltd - Shannon, Co Clare	Irlande	PC	50.0	50.0	PC	50.0	50.0
Aircelle subsidiaries							
Aircelle Ltd - Burnley Lancashire	United Kingdom	FC	100.0	100.0	FC	100.0	100.0
SLCA SAS - 57190 Floranges	317 401 065	FC	100.0	100.0	FC	100.0	100.0
Aircelle Maroc	Morocco	FC	100.0	100.0	NC		
Techspace Aero subsidiary							
Techspace Aero Inc. - Cincinnati, Ohio 45246	USA	FC	51.0	100.0	FC	51.0	100.0
Techspace Aero Inc. subsidiary							
Cenco Inc. - Minnesota 55112	USA	FC	51.0	100.0	FC	51.0	100.0
Etablissements Vallaroche subsidiaries							
Soreval - L2633 Senningerberg	Luxembourg	FC	100.0	100.0	FC	100.0	100.0
Lexvall 2 SA - 75015 Paris	428 705 438	FC	100.0	100.0	FC	100.0	100.0
Lexvall 13 SA - 75015 Paris	440 291 938	FC	100.0	100.0	FC	100.0	100.0
Labinal subsidiary							
Labinal GmbH - 21129 Hambourg	Germany	FC	100.0	100.0	FC	100.0	100.0
SAFRAN USA Inc. subsidiaries							
Labinal Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Bugatti Systems Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Cinch Connectors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Labinal de Mexico SA de CV - Chihuahua	Mexico	FC	100.0	100.0	FC	100.0	100.0
Labinal Corinth Inc. - Corinth/Texas 76210	USA	FC	100.0	100.0	FC	100.0	100.0
Turbomeca USA Inc. - Wilmington/Delaware 19808	USA	FC	100.0	100.0	FC	100.0	100.0
Globe Motors Inc. subsidiary							
Globe Motors Portugal - Modivas Vila do Conde 4485-595	Portugal	FC	100.0	100.0	FC	100.0	100.0
Turbomeca SA subsidiaries							
Microturbo SA - 31200 Toulouse	630 800 084	FC	100.0	100.0	FC	100.0	100.0
Turbomeca Africa Pty Ltd - Bonaero Park 1622	South Africa	FC	51.0	100.0	FC	51.0	100.0
Turbomeca Australasia	Australia	FC	100.0	100.0	NC		
Turbomeca Canada	Canada	FC	100.0	100.0	NC		
Turbomeca do Brasil	Brazil	FC	100.0	100.0	NC		
Turbomeca Germany	Germany	FC	100.0	100.0	NC		
Turbomeca Asia Pacific	Singapore	FC	100.0	100.0	NC		
Turbomeca Sud Americana	Uruguay	FC	100.0	100.0	NC		
Snecma Ltd subsidiary							
Turbomeca UK	United Kingdom	FC	100.0	100.0	NC		
Messier-Bugatti subsidiary							
Messier-Bugatti USA LLC Walton - Kentucky 41094	USA	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty International Ltd subsidiaries							
Messier-Dowty SA - 78140 Velizy	552 118 846	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Ltd - Gloucester GL2QH	United Kingdom	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Inc. - Ajax Ontario	Canada	FC	100.0	100.0	FC	100.0	100.0
Teuchos Holding subsidiaries							
Teuchos Exploitation - 78990 Elancourt	353 054 505	FC	100.0	100.0	FC	100.0	100.0
Teuchos Ingénierie - 78990 Elancourt	440 294 452	FC	100.0	100.0	FC	100.0	100.0
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International - 78140 Velizy	434 020 996	FC	100.0	100.0	FC	100.0	100.0
Messier Services International subsidiaries							
Messier Services SA - 78140 Velizy	439 019 485	FC	100.0	100.0	FC	100.0	100.0
Messier Services Inc. - Sterling Virginia 20166-8914	USA	FC	100.0	100.0	FC	100.0	100.0
Messier Services Pte Ltd - Singapore 508985	Singapore	FC	100.0	100.0	FC	100.0	100.0
Messier Services Ltd - Gloucester GL29QH	United Kingdom	FC	100.0	100.0	FC	100.0	100.0
Messier Services Americas	Mexico	FC	100.0	100.0	FC	100.0	100.0

Company name, form, Registered Business Address	Siren N° or country	2007 Method	2007 % interest	2007 % control	2006 Method	2006 % interest	2006 % control
Orga Smart Chip Ltd subsidiary							
Orga Syscom Corporation Ltd	India	FC	100.0	100.0	FC	100.0	100.0
Messier Services International investment							
Hydrep SA - 35800 Saint-Lunaire	381 211 184	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Inc. investment							
A-Pro Inc. - Florida 32301	USA	EQ	50.0	50.0	EQ	50.0	50.0
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd - Singapore 508985	Singapore	FC	60.0	100.0	FC	60.0	100.0

FC: full consolidation / PC : proportionate consolidation / EQ : equity affiliate / NC : not consolidated / * : Retained earnings

20.1.6 NOTES TO THE CONSOLIDATED INCOME STATEMENT

It bears mentioning that the notes do not include items relating to discontinued operations (Broadband activity) in fiscal year 2007. Likewise, in 2007, the notes to the balance sheet do not include items relating to assets or groups of assets held for sale.

20.1.6.1 Breakdown of the main components of operating income

20.1.6.1.1 Revenue

(in € millions)	12.31.2007	12.31.2006
Aerospace Propulsion		
Original aircraft equipment	2,703	2,405
Aircraft spare parts	1,324	1,150
MRO	1,096	857
R & D contracts	211	144
Other	221	170
sub-total	5,555	4,726
Aircraft Equipment		
Original aircraft equipment	1,373	1,410
Aircraft spare parts	473	388
MRO	185	168
R & D contracts	228	207
Engineering	165	158
Other	137	174
sub-total	2,561	2,505
Defense Security		
Sagem Avionics	508	489
Sagem Optronics and Defense	416	423
Security	621	528
Other	1	3
sub-total	1,546	1,443
Communications		
Mobile phone - Telecommunication	659	958
Broadband *	-	1,209
sub-total	659	2,167
Total	**10,321**	**10,841**

* Broadband activities generated revenue of €1,173 million in 2007 recorded in discontinued operations.

20.1.6.1.2 Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	**12.31.2007**	12.31.2006
Research tax credit	46	39
Other operating subsidies	12	22
Other operating income	15	13
Total	**73**	**74**

20.1.6.1.3 Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.

They break down as follows:

(in € millions)	**12.31.2007**	12.31.2006
Raw materials, supplies and others	(2,275)	(3,138)
Bought-in goods	(201)	(153)
Changes in inventories	116	101
Sub-contracting	(2,376)	(2,217)
Purchases not held in inventory	(270)	(325)
External services	(1,617)	(1,609)
Total	**(6,623)**	**(7,341)**

20.1.6.1.4 Personnel costs

(in € millions)	**12.31.2007**	12.31.2006
Wages and salaries	(2,071)	(2,127)
Social security contributions	(822)	(871)
Statutory employee profit-sharing	(74)	(63)
Optional employee profit-sharing	(81)	(63)
Additional contributions	(21)	(25)
Other employee costs	(55)	(21)
Total	**(3,124)**	**(3,170)**

20.1.6.1.5 Depreciation, amortization and provisions

(in € millions)	**12.31.2007**	12.31.2006
Depreciation and amortization expense		
- intangible assets *	(233)	(277)
- property, plant and equipment	(287)	(306)
Total depreciation and amortization expense	**(520)**	**(583)**
Total increase in provisions	**(210)**	**(284)**

* including depreciation and amortization of assets adjusted to fair value on the acquisition of the Snecma Group: (€157 million) in 2007 compared to (€164 million) in 2006

20.1.6.1.6 Asset impairment

(in € millions)	Impairment 12.31.2007	Impairment 12.31.2006	Reversals 12.31.2007	Reversals 12.31.2006
Asset impairment				
- intangible assets and PP&E	(110)	(120)	16	16
- financial assets	(59)	(35)	-	-
- inventories	(312)	(304)	254	289
- receivables	(58)	(90)	63	87
Total	**(539)**	**(549)**	**333**	**392**

20.1.6.1.7 Other operating income and expenses

Other operating income and expenses mainly include:

(in € millions)	**12.31.2007**	12.31.2006
Capital gains (losses) on asset disposals	(6)	36 *
Royalties, patents and licenses	(56)	(85)
Cost on financial guarantees	-	(14)
Debt waivers	(8)	(17)
Loss on irrecoverable receivables	(6)	(16)
Other operating expenses	3	49
Total	**(73)**	**(47)**

* including the sale of Meudon and St Ouen premises

20.1.6.2 Income from associates

See breakdown of balance sheet items in Note 20.1.6.11.

20.1.6.3 Net finance costs/income

(in € millions)	**12.31.2007**	12.31.2006
Finance costs in relation to interest-bearing liabilities	(56)	(58)
Finance income in relation to cash and cash equivalents	42	36
Cost of net borrowings and long-term debt	**(14)**	**(22)**
Loss on financial instruments	(287)	(45)
Gain on financial instruments held for trading	-	-
Foreign exchange loss	(1,199)	(1,245)
Foreign exchange gain	1,542	1 618
Foreign exchange gains (losses) on provisions	39	45
Foreign exchange financial income	**95**	**373**
Net costs of proceeds from disposal of fixed assets	(15)	(29)
Increase in provisions	(4)	(2)
Reversals of provisions	-	29
Discount impact	(30)	(35)
Other	(1)	(2)
Total other finance costs / income	**(50)**	**(39)**
Total Finance income	**31**	**312**
Of which financial costs	**(1,592)**	**(1,416)**
Of which finance income	**1,623**	**1,728**

Impact of financial instruments on net finance costs / income:

As of December 31, 2007 (in € millions)	Interest income	Interest expense	Impairment expense	Fair value remeasurement through P&L (1)	Capital gains and losses	Discounting reversal expense	Other	P&L impact
Assets available for sale								
- Non-consolidated investments			(4)	*	(15)		1	**(18)**
Financial loans	5		-	-	-	-	-	**5**
Trade receivables	2		-	(76)	-	-	-	**(74)**
Financial assets at fair value through P&L								
- Cash equivalent at fair value through P&L	-			18	5		-	**23**
- Derivative instruments at fair value				32	-		-	**32**
Liabilities at amortized cost								
- Liabilities subject to specific conditions		(5)		-	-	(25)	-	**(30)**
- Interest bearing financial liabilities		(43)		-	-	-	-	**(43)**
- Trade and other payables		-		100	-	-	-	**100**
Total	**7**	**(48)**	**(4)**	**74**	**(10)**	**(25)**	**1**	**(5)**

(1) Including the impact of the remeasurement of financial derivatives denominated in foreign currencies
* Of which € 16 million fair value gains/losses recognized in equity

As of December 31,2006 (in € millions)	Interest income	Interest expense	Impairment expense	Fair value remeasurement through P&L (1)	Capital gains and losses	Discounting reversal expense	Other	P&L impact
Assets available for sale								
- Non-consolidated investments			(2)	*	-		4	**2**
Financial loans	3		-	-	-	(1)	-	**2**
Trade receivables	4		-	(66)	-	-	-	**(62)**
Financial assets at fair value through P&L								
- Cash equivalent at fair value through P&L	-			16	5		-	**21**
- Derivative instruments at fair value				343	-		-	**343**
Liabilities at amortized cost								
- Liabilities subject to specific conditions		(8)		-	-	(24)	-	**(32)**
- Interest bearing financial liabilities		(45)		-	-	-	-	**(45)**
- Trade and other payables		-		51	-	-	-	**51**
Total	**7**	**(53)**	**(2)**	**344**	**5**	**(25)**	**4**	**280**

(1) Including the impact of the remeasurement of financial derivatives denominated in foreign currencies
* Of which € 16 million fair value gains/losses recognized in equity

20.1.6.4 Income tax

20.1.6.4.1 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	**12.31.2007**	12.31.2006
Current tax income / (expense)	(269)	(235)
Deferred tax income / (expense)	244	126
Tax income / (expense)	**(25)**	**(109)**

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

A number of Group companies were the subject of tax audits during 2006 covering fiscal years 2003, 2004 and 2005. Some of these audits were ongoing in 2007. Based on the revised assessments received and exchanges with the French *Direction des Vérifications Nationales et Internationales* (national and international audit office) and *Direction de la Législation Fiscale* (tax legislation office), the companies have:

- accrued in 2006 and 2007 the expenses in respect of those revised assessments they have accepted or intend to accept,
- assessed as of the end of 2007 the amounts they will most likely have to pay in respect of contested revised assessments and, after taking account of deferred taxes already recognized, recorded contingency provisions in the amount of residual risks.

The impact of these tax audits on the fiscal year is €6 million (€19 million in 2006).

20.1.6.4.2 Effective tax rate

The effective tax rate breaks down as follows:

(in € millions)	**12.31.2007**	12.31.2006
Profit / (income) before tax	41	130
Standard tax rate for the Group	34.43%	34.43%
Tax (expense)/income at standard rate	**(14)**	**(45)**
Impact of permanent differences	2	11
Impact of reduced tax rates	12	13
Impact of not recognized taxes	(3)	(60)
Impact of tax adjustments	(6)	(19)
Impact of tax credits and other items	(16)	(9)
Current tax income/(expense)	**(25)**	**(109)**
Effective rate of income tax	60.98%	83.85%

Research tax credits have been classified under the heading "other income" in the income statment.

20.1.6.4.3 Deferred tax assets and liabilities

20.1.6.4.3.1 Deferred tax assets and liabilities break down as follows:

(in € millions)	Assets	Liabilities	Net
Net deferred tax assets (liabilities) as of December 31, 2006	**120**	**929**	**(809)**
Deferred tax income (expenses) in the profit and loss statement	40	(204)	244
Deferred taxes booked in equity	-	40	(40)
Reclassification *	(2)	(12)	10
Translation adjustments	(4)	(3)	(1)
Change in scope of consolidation	4	(5)	9
Net deferred tax assets (liabilities) as of December 31, 2007	**158**	**745**	**(587)**

* of which € (6) million in liabilities held for sale

20.1.6.4.3.2 Deferred taxes recognized in equity

(in € millions)	12.31.2007	12.31.2006
Hedging relationships	-	40
Available-for-sale assets	-	-
Treasury shares	-	(4)
Total	-	**36**

20.1.6.4.3.3 Deferred tax base

(in € millions)	12.31.2007	12.31.2006
Deferred tax asset bases		
Intangible and tangible assets	(2,473)	(2,604)
Inventories and work-in-progress	229	133
Current Assets/ Liabilities	(277)	(319)
Financial Assets/ Liabilities	156	(101)
Provisions	900	871
Taxation adjustments	(191)	(157)
Losses carried forward and tax credits	181	112
Total deferred tax asset bases	**(1,475)**	**(2,065)**
Total gross deferred tax balance	**(513)**	**(712)**
Total deferred tax not recognized	**(74)**	**(97)**
Total net deferred taxes recorded	**(587)**	**(809)**

20.1.6.4.3.4 Current tax assets and liabilities

Movements in tax assets and liabilities are as follows :

(in € millions)	Assets	Liabilities	Net
Net tax assets (liabilities) as of December 31, 2006	**68**	**21**	**47**
Movement during the period	(40)	16	**(56)**
Change in scope of consolidation	2	2	-
Reclassification *	(2)	5	**(7)**
Translation adjustments	(1)	(1)	-
Net tax assets (liabilities) as of December 31, 2007	**27**	**43**	**(16)**

* of which € (1) million in assets held for sale

20.1.6.5 Earnings per share

The Group's potentially dilutive shares include stock options and bonus shares issued for nil consideration to Sagem SA employees prior to the merger.

There were no other transactions involving shares or potential shares between the year-end and the completion of these financial statements.

Earnings per share are as follows:

	Index	12.31.2007	12.31.2006
Numerator (in € millions)			
Net profit for the period	(a)	39	9
Net profit from continuing operations	(i)	9	
Net profit from discontinued operations	(j)	30	
Denominator (in shares)			
Total number of shares	(b)	417,029,585	417,029,585
Number of Treasury shares held	(c)	5,789,902	7,117,552
Number of shares excluding Treasury shares	(d)=(b-c)	411 239 683	409,912,033
Weighted average number of shares (excluding Treasury shares)	(d')	410,774,009	409,693,960
Potentially dilutive ordinary shares :			
Dilutive impact of purchase options and bonus shares granted to Sagem SA employees prior to the merger	(e)	237,887	1,105,418
Weighted average number of shares after dilution	(f)=(d'+e)	411,011,896	410,799,378
Ratio : earnings per share (in euro)			
Basic earning per share : profit / (loss)	(g)=(a*1million)/(d')	0.09	0.02
Diluted earning per share : profit / (loss)	(h)=(a*1million)/(f)	0.09	0.02
Ratio: earnings per share of continuing operations (in euro)			
Basic earnings per share: profit/(loss)	(k)=(i*1million)/(d')	0.02	0.02
Diluted earnings per share: profit/(loss)	(l)=(i*1million)/(f)	0.02	0.02
Ratio: earnings per share of discontinued operations (in euro)			
Basic earning per share : profit / (loss)	(m)=(j*1million)/(d')	0.07	
Diluted earning per share : profit / (loss)	(n)=(j*1million)/(f)	0.07	

20.1.6.6 Dividends proposed and voted

The dividends on treasury shares were not paid. They were transferred to retained earnings.

(in € millions)	12.31.2007	12.312006
Submitted for approval at the combined and extraordinary general meeting		
Dividends paid on ordinary shares	167	92
Net dividend per share (in euro)	0.40	0.22
Voted and paid during the year		
Dividends paid on ordinary shares	90	148
Net dividend per share	0.22	0.36

20.1.6.7 Goodwill

The breakdown of goodwill is as follows:

(in € millions)	12.31.2006 Net	Changes in scope of consolidation	Reclassification in Assets held for sale	Impairment	Translation adjustments	12.31.2007 Net
Snecma	253					253
Turbomeca	225					225
Aircelle	213					213
Labinal	208					208
Hispano-Suiza	96					96
Messier-Dowty	94					94
Messier-Bugatti	93					93
Snecma Propulsion Solide	66					66
Sagem Orga	66					66
Teuchos	52					52
Techspace Aero	47					47
Snecma Services	46					46
Sagem Défense Sécurité	42					42
Vectronix	23				(1)	22
Sagem Télécommunications	21		(21)			-
Microturbo	12					12
Globe Motors Inc.	10				(1)	9
Cinch Connectors Inc.	6				(1)	5
Sagem Interstar	5		(5)			-
Wuhan Tianyu Information Industry	5			(1)		4
Sofrance	4					4
Orga Zelenograd Smart Cards & Systems		3				3
Other	2		(1)			1
Total	**1,589**	**3**	**(27)**	**(1)**	**(3)**	**1,561**

The SAFRAN Group performed impairment tests at entity level.

The main assumptions underlying the assessment of the value in use of the Cash-Generating Units are as follows:

- Operating forecasts take into account general economic data, specific inflation rates for each geographical area and a U.S. dollar exchange rate based on existing hedging arrangements, available market information and mid- to long-term macro-economic assumptions. The U.S. dollar rate adopted was €1 = US$1.50 up to 2011 and US$1.35 thereafter.
- Terminal values are based on a growth rate of 1.5%, with the exception of the main entities of the Propulsion Branch, for which a growth rate of 2% was adopted.
- The benchmark discount rate is 7.5% after tax, applied to post-tax cash flows.

It resulted that:

- No additional impairment was recognized for the assets taken separately, apart from that already recognized in the financial statements.
- The recoverable amount of each CGU totally justifies the goodwill recorded in Group assets.

In addition, a sensitivity analysis was carried out in respect of the principal SAFRAN Group goodwill balances, by varying the main assumptions as follows:

- Increase/decrease in the US$ / € exchange rate of 5 %,
- Increase in the benchmark discount rate of 0.5%,
- Decrease in the perpetual growth rate of 0.5%.

The above changes in the main assumptions, taken individually or cumulatively, do not produce values in use below net carrying amounts and, as such, did not result in the recognition of goodwill impairment.

20.1.6.8 Intangible assets

Intangible assets break down as follows:

(in € millions)	12.31.2007			12.31.2006		
	Gross	Amort. / impairment	Net	Gross	Amort. / impairment	Net
Brand names	147	(4)	143	147	(2)	145
Programs	2,695	(544)	2,151	2,704	(355)	2,349
Development expenditure	787	(260)	527	625	(200)	425
Concessions, patents, licenses	52	(44)	8	52	(41)	11
Software	220	(159)	61	186	(132)	54
Other	129	(38)	91	101	(29)	72
Total	**4,030**	**(1,049)**	**2,981**	**3,815**	**(759)**	**3,056**

Brands with an indefinite life amount to €119 million and comprise the Snecma (€85 million) and Turbomeca (€34 million) brands. The Snecma general interest brand encompasses the related brands of Snecma Moteurs, Snecma Services and Snecma Propulsion Solide.

The weighted average remaining amortization of the programs is around 11 years.

Movements in intangible assets break down as follows:

(in € millions)	Gross	Amortization / impairment	Net
As of 12.31.2006	**3,815**	**(759)**	**3,056**
Internally produced assets	216	-	216
Additions	39	-	39
Disposals and assets removed	(5)	3	(2)
Amortization	-	(232)	(232)
Impairment losses recognized in profit or loss	-	(74)	(74)
Reclassifications *	(29)	13	(16)
Changes in scope of consolidation	3	(1)	2
Translation adjustments	(9)	1	(8)
As of 12.31.2007	**4,030**	**(1,049)**	**2,981**

Research expenditure recognized in expenses for 2007 amounts to €691 million (exclusive of discontinued operations) (€746 million in 2006).

Capitalized development expenditure as of December 31, 2007 amounts to €188 million (€284 million in 2006). In 2007, development expenditure amortization was recognized in expenses in the amount of €30 million (€52 million in 2006).

In addition, revalued assets (allocation of the Snecma group purchase price) were amortized in the amount of €157 million.
Impairment tests essentially led to the impairment of development expenditure relating to the Propulsion Branch TP400 and GP7200 programs in the amount of €61 million.

20.1.6.9 Property, plant and equipment

20.1.6.9.1 Breakdown

(in € millions)	12.31.2007 Gross	Deprec. / impairment	Net	12.31.2006 Gross	Deprec. / impairment	Net
Land	216	-	216	215	-	215
Buildings	821	(448)	373	786	(411)	375
Technical facilities, equipment and tooling	3,185	(2,257)	928	3,216	(2,320)	896
PP&E in course of construction, advances	244	(29)	215	241	(16)	225
Site development and preparation costs	23	(13)	10	22	(11)	11
Buildings on land owned by third parties	37	(14)	23	30	(17)	13
Computer hardware and other equipment	355	(273)	82	361	(270)	91
Total	**4,881**	**(3,034)**	**1,847**	**4,871**	**(3,045)**	**1,826**

Assets held under finance leases, recognized in property, plant and equipment, break down as follows:

(in € millions)	12.31.2007 Gross	Deprec. / impairment.	Net	12.31.2006 Gross	Deprec. / impairment.	Net
Land	5	-	5	5	-	5
Buildings	73	(40)	33	80	(47)	33
Technical facilities, equipment and tooling	42	(23)	19	60	(32)	28
Computer hardware and other equipment	22	(16)	6	21	(13)	8
Total	**142**	**(79)**	**63**	**166**	**(92)**	**74**

20.1.6.9.2 Movements

Movements in property, plant and equipment break down as follows:

(in € millions)	Gross	Depreciation / impairment	Net
As of 12.31.2006	**4,871**	**(3,045)**	**1,826**
Internally produced assets	61	-	61
Additions	409	-	409
Disposals and assets removed	(226)	185	(41)
Amortization	-	(287)	(287)
Impairment losses recognized in profit or loss	-	(20)	(20)
Reclassifications *	(203)	118	(85)
Changes in scope of consolidation	44	(15)	29
Translation adjustments	(75)	30	(45)
As of 12.31.2007	**4,881**	**(3,034)**	**1,847**

* of which €(61) million net in Assets held for sale

Impairment tests led to recognition of an impairment charge on some items of property, plant and equipement used in the production process for an amount of €12 million relating to Snecma and €6 million relating to Aircelle.

20.1.6.10 Non-current financial assets

Non current financial assets includes:

(in € millions)	12.31.2007 Gross	Impairment	Net	12.31.2006 Gross	Impairment	Net
Non-consolidated investments	**362**	**(143)**	**219**	**353**	**(99)**	**254**
Unlisted shares	297	(142)	155	289	(99)	190
Listed shares	65	(1)	64	64	-	64
Other financial assets	**70**	**(3)**	**67**	**113**	**(3)**	**110**
Total	**432**	**(146)**	**286**	**466**	**(102)**	**364**

20.1.6.10.1 Non-consolidated investments

They include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount
Sichuan Snecma Aero-Engine Maintenance	12/31/2006	52.67	4.5	0.1	3.7
Snecma Morocco Engine Services SAS	12/31/2006	51.00	2.9	0.3	2.5
Suzhou I	12/31/2006	100.00	5.7	(0.2)	9.3
Suzhou II	12/31/2006	100.00	5.2	(0.5)	9.4
Messier-Dowty Singapore Pte	12/31/2006	100.00	2.5	(0.4)	8.6
Hispano-Suiza Polska	12/31/2006	100.00	9.0	0.2	12.1
Arianespace Participation	12/31/2006	10.44	51.3	6.3	5.4
Embraer	12/31/2006	1.12	1,842.9	215.2	63.5
RRTM	12/31/2006	50.00	3.5	0.2	-
GEAM (1)	12/31/2006	19.95	154.2	38.1	40.7

(1) owned by SSP Inc., a not consolidated company owned by Snecma Services Participations.

20.1.6.10.2 Other non-current financial assets

Other non-current financial assets break down as follows:

(in € millions)	12.31.2006	Increases/ acquisitions	Redemptions/ disposals	Charge/ Reversal	Changes in scope of consolidation	Reclassification	12.31.2007
Sales-financing loans	42	-	(11)	-	-	(31)	-
Loans and advances to non-consolidated companies	24	6	(2)	-	(3)	(6)	19
Loans to employees	24	2	-	-	-	(3)	23
Deposits and guarantees	6	3	(1)	-	(1)	-	7
Other	14	5	(2)	-	-	1	18
Total	**110**	**16**	**(16)**	-	**(4)**	**(39)**	**67**

Loans to non consolidated investments correspond to revolving credit account agreements.

20.1.6.11 Investments in associates

A-Pro, Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the other partners.

The Group's share in the net worth and income of associates breaks down as follows:

(in € millions)	12.31.2007				12.31.2006
	% interest	Equity	Income from associates	Net	Net
A-Pro Inc.	50.00%	4	2	6	6
Hydrep	50.00%	4	1	5	5
SEM MB	49.96%	5	1	6	5
Cinch SA (1)	100.00%	10	-	10	12
SAGEM frozen companies (2)	100.00%	7	-	7	4
Total		**30**	**4**	**34**	**32**

(1) Companies which will be merged into SAFRAN and which the equity was frozen as of January 1, 2005.

(2) Companies removed from consolidation and for which the equity was frozen

20.1.6.12 Other non-current assets

(in € millions)	12.31.2006	Movements during the period	Changes in scope of consolidation	Reclassifications	12.31.2007
Receivables on disposal of property, plant and equipment	1	-	1	-	2
Receivables relating to employees taking early retirement	15	(7)	-	-	8
Total	**16**	**(7)**	**1**	**-**	**10**

20.1.6.13 Current financial assets

Current financial assets mainly correspond to financial assets maturing in less than one year initially classified as non-current.

They break down as follows:

(in € millions)	12.31.2007	12.31.2006
Sales-financing loans	34	4
Loans to affiliates	69	100
Loans to employees	4	4
Total	**107**	**108**

Sales financing-related loans correspond to loans granted on an exceptional basis to Safran's customers or Group companies as an alternative to financial guarantees (see Note 20.1.9.4). They are recorded in the balance sheet as loans and accounted for at their nominal value less any repayments received.

20.1.6.14 Inventories

Inventories break down as follows:

(in € millions)	12.31.2007	12.31.2006
	Net	Net
Raw materials and other supplies	590	558
Work-in-progress	1,295	1,182
Semi-finished and finished goods	1,452	1,433
Bought-in goods	83	67
Total	**3,420**	**3,240**

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Impairment	Net
As of 12.31.2006	**3,713**	**(473)**	**3,240**
Movements during the period	421	-	421
Net impairment	-	(58)	(58)
Reclassification *	(201)	17	(184)
Changes in scope of consolidation	31	(6)	25
Translation adjustments	(28)	4	(24)
As of 12.31.2007	**3,936**	**(516)**	**3,420**

* of which €(178) million net in Assets held for sale

20.1.6.15 Trade and other receivables

Trade and other receivables break down as follows:

(in € millions)	12.31.2006 Net	Movements during the period	Impairment / reversal	Changes in scope of consolidation	Reclassifi-cations *	Translation adjustments	12.31.2007 Net
Operating receivables	**4,110**	**161**	**(1)**	**(4)**	**(420)**	**(18)**	**3,828**
Debit balance on trade payables/advance payments to suppliers	246	13	-	2	(14)	(1)	246
Trade receivables and related accounts	3,844	145	(1)	(6)	(405)	(17)	3,560
Current account operating	7	1	-	-	(1)	-	7
Employee-related receivables	13	2	-	-	-	-	15
Other receivables	**108**	**7**	**6**	**-**	**(22)**	**(1)**	**98**
Prepayments	35	13	-	-	(1)	-	47
Other receivables	73	(6)	6	-	(21)	(1)	51
Total	**4,218**	**168**	**5**	**(4)**	**(442)**	**(19)**	**3,926**

* of which €(438) million net in Assets held for sale

20.1.6.16 Assets held for sale

Discontinued operations are the operations of Sagem Communications whose sale to The Gore Group has been finalized in early 2008. The groups of assets held for sale mainly correspond to those of Monetel and Sagem Denmark and their subsidiaries that are to be contributed to Ingenico in March 2008.
The table below shows the 2007 results of the Broadband activity (discontinued operation).

(in € millions)	12.31.2007
Revenue	1,173
Raw materials and consumables used	(847)
Personnel costs	(196)
Depreciation and amortization expense , increase in provisions, asset impairment	(62)
Other incoming income / expenses	(25)
Profit (loss) from operations	43
Net finance costs / income	(8)
Income tax expense on discontinued operations	(5)
Profit from discontinued operations	**30**

Management data available for 2006 showed revenue of €1,209 million and Profit from operations of €5 million

The number of employees relating to discontinued operations is 6,236.

The net income expected from the sale is €47 million, with the related tax of €36 million.

The assets and liabilities of the Sagem Communications discontinued operations and the groups of assets and liabilities held for sale break down as follows:

(in € millions)	12.31.2007			
Assets held for sale	**Sagem Communications**	**Sagem Monetel / Sagem Denmark**	**Techspace Aero workshop**	**Total**
Goodwill	26	1	-	**27**
Fixed assets	74	15	6	**95**
Current Assets	572	67	18	**657**
Total assets held for sale	**672**	**83**	**24**	**779**
Non-current liabilities	36	2	2	**40**
Current liabilities	376	26	10	**412**
Total liabilities held for sale	**412**	**28**	**12**	**452**

20.1.6.17 Other current assets

(in € millions)	**12.31.2006**	Movements during the period	Changes in scope of consolidation	Reclassifi-cations *	Translation adjustments	**12.31.2007**
VAT receivables	136	45	2	(16)	-	167
State aid, accrued receivables	3	-	-	-	-	3
Other State receivables	12	2	(1)	-	-	13
Total	**151**	**47**	**1**	**(16)**	-	**183**

* of which €(16) million net in Assets held for sale

20.1.6.18 Cash and cash equivalent

(in € millions)	**12.31.2007**	12.31.2006
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	390	43
UCITS	9	215
Money market accounts	101	168
Sight and time deposits	230	317
Total	**730**	**743**

(in € millions)	
As of 12.31.2006	743
Movements during the period	31
Changes in scope of consolidation	3
Reclassification *	(45)
Translation adjustments	(2)
As of 12.31.2007	730

* of which €(45) million in Assets held for sale

20.1.6.19 Summary of financial assets

20.1.6.19.1 Fair value of derivative instruments

The table below shows the net carrying amount and fair value of the Group's derivative instruments as of December 31, 2007 and 2006:

	Carrying amount					
	At amortized cost		At fair value		Total	Fair value
As of December 31, 2007 (in € millions)	Loans and receivables (a)	Assets held to maturity (b)	Assets at fair value through P&L (c)	Assets available for sale (d)	=a+b+c+d	
Long-term financial assets						
Non-consolidated investments				219	219	219
Other non-current financial asset	67				67	67
Sub-total long-term financial assets non-current	**67**	**-**	**-**	**219**	**286**	**286**
Long-term financial assets - current	107				107	107
Derivative instruments assets			126		126	126
Trade receivables	3,560				3,560	3,560
Current accounts and other receivables	58				58	58
Cash and cash equivalents			730		730	730
Sub-total financial assets-current	**3,725**	**-**	**856**	**-**	**4,581**	**4,581**
Total financial assets	**3,792**	**-**	**856**	**219**	**4,867**	**4,867**

	Carrying amount					
	At amortized cost		At fair value		Total	Fair value
As of December 31, 2006 (in € millions)	Loans and receivables (a)	Assets held to maturity (b)	Assets at fair value through P&L (c)	Assets available for sale (d)	=a+b+c+d	
Non-current financial assets						
Non-consolidated investments				254	254	254
Other non-current financial asset	110				110	110
Sub-total long-term financial assets non-current	**110**			**254**	**364**	**364**
Current financial assets	108				108	108
Derivative instruments assets			397		397	397
Trade receivables	3,844				3,844	3,844
Current accounts and other receivables	80				80	80
Cash and cash equivalents			743		743	743
Sub-total financial assets-current	**4,032**		**1,140**		**5,172**	**5,172**
Total financial assets	**4,142**		**1,140**	**254**	**5,536**	**5,536**

- Non-consolidated investments :

  Non-consolidated investments mainly concern investments in industrial companies to be held on a long-term basis. Due to the lack of information on fair value, they are stated at purchase cost less impairment where applicable

- Derivative instruments assets :

  Following the SAFRAN Group's decision as of July 1, 2005 to use so-called speculative accounting for its derivative instruments, the change in fair value of these instruments is recognized in net finance costs/income. However, fair value gains and losses on financial instruments recognized as of June 30, 2005 in comprehensive income in the negative amount of €233 million in respect of the effective portion of cash flow hedges, were released to the income statement via revenue following the use of hedges existing at this date, in the amount of €117 million for the fiscal year (€78 million in 2006).

20.1.6.19.2 Financial assets maturity schedule

The maturities of current and non-current financial assets break down as follows:

(in € millions)	Carrying value	Neither past due nor impaired	Past due and not impaired (in days) < 30	31 - 90	90 - 180	181 - 360	> 360	Total past due	Past due and impaired
As of December 31, 2007									
Long-term financial assets-current portion	107	102	-	1	-	2	2	**5**	-
Long term financial assets non current portion (1)	67	67						-	-
Trade receivables	3,560	2,988	203	224	50	41	21	**539**	33
Current accounts and other receivables	58	54	1	-	-	1	2	**4**	-
As of December 31, 2006									
Long-term financial assets-current portion	108	106	-	-	-	-	2	**2**	-
Long term financial assets non current portion (1)	110	110						-	-
Trade receivables	3,844	3,343	161	114	65	45	42	**427**	74
Current accounts and other receivables	80	63	-	1	3	12	1	**17**	-

(1) excluding non-consolidated investments

20.1.6.19.3 Fixed-rate and floating-rate financial assets

Fixed-rate and floating-rate financial assets break down as follows:

	12.31.2007		12.31.2006	
(in € millions)	Base	Interest rate	Base	Interest rate
Non-current financial assets (1)	67	1.50%	110	4.02%
Current financial assets	107	4.45%	108	3.16%
Financial assets	**174**	**3.31%**	**218**	**3.60%**
Cash and cash equivalents	**730**	**Eonia/Fed**	**743**	**Eonia/Fed**
TOTAL	**904**		**961**	

(1) excluding non-consolidated investments

20.1.6.20 Consolidated shareholders' equity

20.1.6.20.1 Share capital

As of December 31, 2007, the share capital of SAFRAN was fully paid up and comprised 417,029,585 shares of €0.20 par value each.

SAFRAN's shareholders' equity does not include any equity instruments issued other than its shares.

	12.31.2007	12.31.2006
Net debt (§ 20.1.6.26.)	169	419
Total equity	4,505	4,512
Gearing	**4%**	**9%**

20.1.6.20.2 Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.

The 5,789,902 treasury shares have no voting rights.

The changes breakdown of the share capital and voting rights structure are as follows:

December 31, 2007

Shareholder	Number of shares	% Share Capital	Number of voting rights	% voting rights
Private investors	168,969,389	40.51%	181,711,477	33.09%
French State	126,811,995	30.41%	151,578,017	27.61%
Employee corporate mutual funds	84,685,354	20.31%	156,416,390	28.49%
AREVA	30,772,945	7.38%	59,363,695	10.81%
Treasury shares	5,789,902	1.39%	-	0,00%
Total	**417,029,585**	**100.00%**	**549,069,579**	**100.00%**

December 31, 2006

Shareholder	Number of shares	% Share Capital	Number of voting rights	% voting rights
Private investors	164,260,647	39.39%	174,796,392	34.48%
French State	128,641,895	30.84%	128,641,895	25.37%
Employee corporate mutual funds	86,236,546	20.68%	144,198,413	28.44%
AREVA	30,772,945	7.38%	59,363,695	11.71%
Treasury shares	7,117,552	1.71%	-	-
Total	**417,029,585**	**100.00%**	**507,000,395**	**100.00%**

20.1.6.20.3 Consolidated retained earnings

Movements in consolidated retained earnings are as follows:

As of December 31, 2006 (in € millions)	**4,296**
- Allocation of 2005 net income to retained earnings	9
- Dividend distribution	(90)
- Treasury and bonus shares	13
- Change in exchange differences	(49)
- Release of provisions for assets available for sale	9
- Other	1
As of December 31, 2007 (in € millions)	**4,189**

The SAFRAN Group has not purchased any treasury shares since January 1, 2005. In addition, the SAFRAN Group has deducted €(86) million of treasury shares from its consolidated equity.

The SAFRAN Group does not own any hybrid financial instruments with equity components that should be classified in consolidated equity.

20.1.6.20.4 Share-based payments

20.1.6.20.4.1 Stock options

The Group granted its employees stock options under the following plans:

	2002 Plan	2003 Plan	2004 Plan
Date of Shareholder's Meeting	05.17.2002	04.23.2003	04.21.2004
Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001)	05.17.2002	04.23.2003	04.21.2004
Start date from which options may be exercised	05.17.2004	04.23.2005	04.21.2008
Expiry date	05.17.2007	04.23.2008	04.21.2009
Strike price in euro *	10.29	10.63	17.26
Number of options granted *	1,166,667	1,050,435	750,000
Number of beneficiaries	197	173	96

* Adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004.

Changes in the number of options and the average strike price are as follows:

Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004	Number of options	Weighted average strike price
Number of options outstanding as of December 31, 2005	4,227,640	16.37
Number of options granted in 2006	-	-
Number of options exercised in 2006	(599,495)	10.67
Number of options expired in 2006 and not exercised	(1,481,440)	23.76
Number of options outstanding as of December 31, 2006	2,146,705	12.86
Number of options available for exercise as of December 31, 2006	1,396,705	10.50
Number of options granted in 2007	-	-
Number of options exercised in 2007	(821,250)	10.45
Number of options expired in 2007 and not exercised	(120,225)	10.29
Number of options outstanding as of December 31, 2007	1,205,230	14.76
Number of options available for exercise as of December 31, 2007	455,230	10.63

A total of 455,230 options were available for exercise at the year-end.

Outstanding options have a strike price of between €10.63 and €17.26. They have a contractual weighted average maturity of 1.42 years as of December 31, 2007.

The breakdown of the number of options per plan is as follows:

Number of options (adjusted)	**12.31.2007**	12.31.2006
2002 Plan	-	546,105
2003 Plan	455,230	850,600
2004 Plan	750,000	750,000
Total options	**1,205,230**	**2,146,705**

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2006 are measured and recognized. Plans granted prior to November 7, 2002 are not therefore recognized. Under these conditions, two stock option plans (2003 and 2004 plans) were measured and recognized using the Black & Scholes model.

The expense recognized in respect of 2007 concerns the 2004 plan.

No plan was granted in 2007.

	2004 Plan
Valuation of stock option plans (in € millions)	4.00
Share price when options granted (in euro) *	18.10
Option subscription price (in euro) *	17.26
Volatility	30%
Risk-free interest rate	3.2% - 3. 32%
Vesting period	4 years
Exercise period	5 years
Dividend distribution rate	1.07%

* figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognized in the income statement totaled €1 million for the year ended December 31, 2007 and €1 million for the year ended December 31, 2006, respectively.

20.1.6.20.4.2 Bonus shares granted to Sagem SA employees prior to the merger

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. All employees received 50 shares, provided they had at least one year's service on the eve of the Extraordinary Shareholders' Meeting and held, directly or indirectly, Sagem SA shares through the company mutual funds. The total expense represented by this bonus share issue was determined under IFRS based on market prices and turnover assumptions. It is amortized on a straight-line basis over the 2-year vesting period, as from the date of grant by the Management Board.

The expense recognized in the income statement totaled €2.5 million for the year ended December 31, 2007

Number of bonus shares granted as of January 1, 2007	554,700
Number of bonus shares granted in 2007	-
Number of bonus shares granted as of December 31, 2007	554,700
Number of bonus shares definitively acquired	506,400

20.1.6.21 Provisions

Provisions for contingencies and losses break down as follows

(in € millions)	**12.31.2006**	Charge	Reversal	Changes in scope of consolidation	Other *	**12.31.2007**
Reserves for performance warranties	392	150	(166)	-	(17)	359
Financial guarantees	131	3	(53)	-	1	82
Services to be rendered	427	199	(143)	1	(12)	472
Employee-related commitments	59	12	(11)	(1)	0	59
Post-employment benefits	416	35	(33)	2	(27)	393
Sales agreements and long-term receivables	133	71	(63)	(1)	1	141
Losses to completion	351	375	(213)	-	(4)	509
Disputes and litigation	27	20	(4)	-	-	43
Negative equity of non-consolidated companies	18	9	(13)	-	-	14
Other	123	45	(42)	-	(13)	113
Total	**2,077**	919	(741)	1	(71)	**2,185**
Non-current	**976**	326	(141)	0	(109)	**1,052**
Current	**1,101**	593	(600)	1	38	**1,133**

* of which €(60) million in liabilities held for sale

No significant provisions to cover environmental risks were recognized during the year.

Reversals of provisions break down as follows:

- Used: €(439) million
- Transferred: €(125) million
- Reversals not used: €(177) million

20.1.6.21.1 Post employment commitments

The Group bears various commitments in respect of defined-benefit pension plans, retirement termination payments and other commitments in France and abroad. The accounting treatment of these various commitments is detailed in the valuation rules and methods.

The Group's financial position with respect to these commitments is as follows:

(in € millions)	France	UK	Other Europe	Canada	Total 12.31.2007	12.31.2006
Commitments	321.1	270.0	52.6	19.4	**663.1**	721.4
Fair value of assets	10.1	240.1	26.1	17.2	**293.5**	281.3
Unrecognized items	(12.4)	(12.7)	1.0	0.9	**(23.2)**	23.6
Provision	323.4	42.6	25.6	1.3	**392.9**	416.5
- Defined benefit pension plans	*22.3*	*42.6*	*19.8*	*1.3*	**86.0**	*99.9*
- Retirement termination payments	*274.1*	-	*5.8*	-	**279.9**	*286.3*
- Other employee benefits	*27.0*	-	-	-	**27.0**	*30.3*

Main assumptions used to calculate commitments:

(in € millions)		Euro zone	UK	Switzerland	Canada
Discount rate	12.31.2007	5.00%	5.80%	3.00%	5.50%
	12.31.2006	*4.50%*	*5.00%*	*3.00%*	*5.00%*
Inflation rate	12.31.2007	2.00%	3.20%	1.00%	2.50%
	12.31.2006	*2.00%*	*2.80%*	-	*2.50%*
Expected return on plan assets	12.31.2007	5.00%	6.95%-7.78%	4.50%	6.50%
	12.31.2006	*4.50%*	*6.65%-7.61%*	*4.50%*	*6.50%*
Rate of salary increase	12.31.2007	1.50%-5.00%	4.45%	1.50%	3.50%-4.50%
	12.31.2006	*1.50%-5,00%*	*4.30%*	*1.50%*	*3.50%-4.50%*
Retirement age	Executives	63 / 65 year old	65 year old	64 year old	65 year old
	Non executives	61 year old			60 year old

Asset allocation and effective rate of return as of December 31, 2007:

	France		UK		Other Europe		USA/Canada	
	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return
Shares	21.3%	8.2%	80.2%	8.1%	30.2%	7.1%	58.0%	7.7%
Bonds and liabilities	62.7%	4.2%	17.2%	4.9%	51.9%	3.8%	35.0%	4.7%
Property	12.6%	6.7%	1.3%	7.4%	10.5%	4.8%		
Cash and equivalent	3.4%	4.0%	1.3%	6.1%	7.4%	1.5%	7.0%	3.0%

History of commitments:

(in € millions)	**12.31.2007**	12.31.2006	12.31.2005	12.31.2004 *	12.31.2003 *
Commitments	**663.1**	721.4	674.2	62.0	58.0
Fair value of assets	**293.5**	281.3	248.9	0.0	0.0
Provision	**392.9**	416.5	403.5	61.0	57.0
Experience adjustments	**28.7**	15.1	NA	NA	NA
% of commitments	***4%***	*2%*			

* Figures for Sagem Group only are not comparable

20.1.6.21.1.1 Defined benefit retirement plans

a) Presentation of benefits

- In France

A supplemental defined benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the company as of that date to maintain their benefits, in whole or in part.

Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total years of service, at a rate of 1.86%.

With the exception of those in this last age group, executives were then moved to a new supplemental defined contribution retirement plan. Group companies affected by this change were SAFRAN (for Snecma employees), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.

The plan is funded by contributions to an insurance company which then manages payment of the pensions. On January 1, 2005, the insurance company was changed.

The Sagem Group companies have no plans of this nature.

As of December 31, 2007 only 789 claimants remain in active service and the last retirement is planned for 2013

- Abroad

  - Great Britain

There are two pension funds involving Messier-Dowty/Messier Services Ltd and Aircelle Ltd. These pension funds are "contracted out," which means they replace the mandatory supplemental retirement plan. They are managed by trusts. Employees participate in the funding through salary-based contributions. The contribution breakdown between employers and employees is on average 71% for the employer and 29% for the employee.

  - Euro Zone

The commitments primarily concern Techspace Aero in Belgium. In April 1997, the company subscribed to an insurer for a contract guaranteeing employees the payment of a lump-sum or a pension at the time of death or retirement. The amount paid is based on the employee category, age, term of service and final salary. The benefit is funded in full by employer contributions.

  - Switzerland

Vectronix AG set up a retirement plan mutualized with Leica, the former shareholder of Vectronix AG. This defined benefit plan was intended for retired and active employees of Vectronix AG. In June 2006, Vectronix AG terminated the contract with Leica, with effect as of December 31, 2006. Vectronix's assets were subsequently removed from the Leica fund, whose future had become uncertain and transferred to another insurer, Gemini, which granted Vectronixfull independence in the management of its plan. In addition, at the time of this transfer, Vectronix AG purchased retirement annuities from the new insurer.

  - Canada

Two pension plans exist within Messier-Dowty Inc. and Hispano-Suiza Canada (spin-off of Messier-Dowty Inc.): one plan for workers and a second plan for executives and top management. These plans are financed by employer (83%) and employee (17%) contributions.

b) Financial position

(in € millions)	France	Other	12.31.2007	12.31.2006
Commitments	29.7	336.3	366.0	397.0
Fair value of assets	10.0	283.4	293.4	281.2
Provision	22.3	63.7	86.0	99.9
Unrecognized items	(2.6)	(10.8)	(13.4)	15.9
- Actuarial gains/losses	*(2.6)*	*(11.5)*	*(14.1)*	*15.1*
- Past service cost	*0.0*	*1.3*	*1.3*	*1.5*
- Unrecognized assets	*0.0*	*(0.6)*	*(0.6)*	*(0.7)*

(in € millions)	Commitments *(a)*	Fair value of assets *(b)*	Unrecognized items *(c)*	Provision *= (a)-(b)-(c)*
As of January 31, 2007	**397.0**	**281.2**	**15.9**	**99.9**
A. Pension sheme's charge				
Current service cost	13.1			
Interest cost	18.9			
Expected return on plan assets		20.7		
Recognized actuarial gains/losses			(1.2)	
Change in scope of consolidation	(0.1)			
Past service costs			(0.1)	
Total Pension sheme's charge	**31.9**	**20.7**	**(1.3)**	**12.5**
B. Employee's expense				
Employee's contributions		20.5		
Benefits paid	(11.0)	(11.0)		
Total Employer's expense	**(11.0)**	**9.5**	**-**	**(20.5)**
C. Other recognized elements				
Unrecognized net assets				
Effect of charge	(24.2)	(21.2)	0.9	
Reclassification to assets held for sale	(3.3)	(1.3)		
Total other recognized elements	**(27.5)**	**(22.5)**	**0.9**	**(5.9)**
Change in provision				**(13.9)**
D. Other unrecognized items				
Employee's contributions	4.7	4.7		
Actuarial gains/losses on period	(29.1)	(0.2)	(28.9)	
Past service cost on period				
Total Other unrecognized elements	**(24.4)**	**4.5**	**(28.9)**	
As of December 31, 2007	**366.0**	**293.4**	**(13.4)**	**86.0**

20.1.6.21.1.2 Retirement termination payments

a) Presentation of benefits

- In France

This heading includes commitments in respect of statutory termination payments due on retirement and asbestos-related compensation in Snecma Propulsion Solide.

- Abroad

This heading includes commitments under early retirement plans in Sagem ORGA GmbH, Snecma Services Brussels and Vectronix AG.

At Vectronix AG, the plan was discontinued as of December 31, 2006, triggering the immediate recognition of all actuarial gains and losses.

b) Financial position

(in € millions)	France	Abroad	12.31.2007	12.31.2006
Commitments	264.4	5.7	**270.1**	294.1
Fair value of assets	0.1	-	**0.1**	**0.1**
Provision	274.1	5.7	**279.8**	**286.3**
Unrecognized items	(9.8)	-	**(9.8)**	**7.7**
- Actuarial gains/losses	*(12.2)*	*0.0*	***(12.2)***	*5.1*
- Past service cost	*2.4*	*0.0*	***2.4***	*2.6*
- Unrecognized assets	*0.0*	*0.0*	***0.0***	*0.0*

(in € millions)	Commitment, gross *(a)*	Fair value of plan assets *(b)*	Unrecognized items *(c)*	Provision *= (a)-(b)-(c)*
As of January 31, 2007	**294.1**	**0.1**	**7.7**	**286.3**
A. Pension sheme's charge				
Current service cost	13.8			
Interest cost	12.9			
Expected return on plan assets				
Recognized actuarial gains/losses	0.4		(0.2)	
Change in scope of consolidation	0.1		0.3	
Past service costs			(0.1)	
Total Pension sheme's charge	**27.2**	**-**	**-**	**27.2**
B. Employer expense				
Employer contributions		0.1		
Benefits paid	(16.8)	(0.1)		
Total Employer expense	**(16.8)**	**-**	**-**	**(16.8)**
C. Other recognized elements				
Unrecognized net assets				
Effect of change				
Reclassification to assets held for sale	(18.5)		(1.6)	
Total other recognized elements	**(18.5)**	**-**	**(1.6)**	**(16.9)**
Change in provision				**(6.5)**
D. Other unrecognized elements				
Employee contributions				
Actuarial gains/losses on period	(15.9)		(15.9)	
Past service cost on period				
Total Other unrecognized elements	**(15.9)**	**-**	**(15.9)**	
As of December 31, 2007	**270.1**	**0.1**	**(9.8)**	**279.8**

20.1.6.21.1.3 Other employee benefits

a) Presentation of benefits

- In France

This heading mainly comprises commitments in respect of long-service awards, loyalty premiums, executive bonuses and gold watches granted at Sagem Télécommunications, Sagem Mobiles, Sagem Défense Sécurité and Safran Informatique.

- Abroad

The companies that were concerned by the Sagem Communication Germany and Sagem Communication Austria jubilee benefits were no longer included in the consolidation scope as of December 31, 2007.

b) Financial position

(in € millions)	France	Abroad	12.31.2007	12.31.2006
Commitments	27.0	0.0	**27.0**	30.3
Fair value of assets			**-**	-
Provision	27.0	0.0	**27.0**	30.3
Unrecognized elements	na	na	**na**	na

(in € millions)	Commitment, gross = Provision
As of January 31, 2007	**30.3**
A. Pension sheme's charge	
Current service cost	2.7
Interest cost	1.2
Expected return on plan assets	
Recognized actuarial gains/losses	(2.6)
Change in scope of consolidation	
Past service costs	0.2
Total Pension sheme's charge	**1.5**
B. Employer expense	
Employer contributions	
Benefits paid	(2.2)
Total Employer expense	**(2.2)**
C. Other recognized elements	
Unrecognized net assets	
Effect of change	
Reclassification to assets held for sale	(2.6)
Total other recognized elements	**(2.6)**
Change in provision	**(3.3)**
D. Other unrecognized elements	
Employee contributions	
Actuarial gains/losses on period	
Past service cost on period	
Total Other unrecognized elements	-
As of December 31, 2007	**27.0**

20.1.6.21.1.4 Contributions to defined contribution plans

The cost for the year with respect to defined contribution plans amounted to €228 million and breaks down as follows:

- Contributions to general retirement plans: €218 million
- Contributions to Art. 83 * supplemental retirement plan: €10 million

* Plan set up within the main French companies of the former Snecma Group structure.

20.1.6.22 Borrowings subject to specific terms and conditions

Movements in this item break down as follows:

(in € millions)	
As of December 31, 2006	**573**
New advances received	41
Advances repaid	(57)
Discounting reversal	25
Interest cost	4
Translation adjustments	4
Changes in scope of consolidation	-
As of December 31, 2007	**590**

These borrowings mainly correspond to French State repayable advances

20.1.6.23 Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	Interest-bearing current liabilities	Interest-bearing non-current liabilities	Total
Total as of December 31, 2006	**699**	**463**	**1,162**
Increase in borrowings	11	18	**29**
Decrease in borrowings	-	(96)	**(96)**
Movements in short term bank facilities	(157)	-	**(157)**
Changes in scope of consolidation	(30)	9	**(21)**
Translation adjustments	(5)	(6)	**(11)**
Reclassifications *	(16)	9	**(7)**
Total as of December 31, 2007	**502**	**397**	**899**

* of which €(7) million in liabilities held for sale

a) Description of main borrowings

Main medium-term borrowings at inception:

- European Investment Bank borrowings (E.I.B.): €272 million (€344 million as of December 31, 2006).
This borrowing consists of five draw-downs with an average fixed rate of 3.2%, repayable in six monthly equal installments of the principal with the final payment due July 2012; amount falling due within one year: €72 million. For certain draw-downs, the E.I.B. may request that a reserve account pledged in its favor be credited in the amount of the annual debt service charge if, upon publication of the half-yearly and annual financial statements, the financial covenants are not complied with.

- Employee savings financing under the Group Employee Savings Plan: €187 million (€143 million as of December 31, 2006)
The interest rate is set annually and indexed to the 5-year Treasury Bill rate (4.56% in 2007 and 3.56% in 2006). The maximum maturity is 5 years and the amount falling due within one year is €83 million.

- Messier Bugatti lease in an amount of US$59 million (or €40 million), [compared to US$ 60.5 million (or €46 million) as of December 31, 2006]. This lease bears a fixed rate of 5.2% and includes €7 million falling due within one year. This lease is guaranteed by the parent company, Messier-Bugatti SA.

The other medium-term borrowings are comprised of immaterial amounts.

Main short-term borrowings:

- Treasury notes: €147 million (€376 million as of December 31, 2006)
This amount comprises several draw-downs performed at market terms and conditions, with maturities of between 1 and 6 months.

- Financial current accounts with non-consolidated subsidiaries: €29 million (€72 million as of December 31, 2006). Interest is indexed to the overnight rate of the account currency (EUR, GBP or USD).

- C.A.I.D.F. short-term borrowing: €80 million (€50 million as of December 31, 2006)
This loan comprises a draw-down at market terms and conditions with a maximum maturity of 6 months.

Other short-term borrowings are comprised of immaterial amounts.

b) Non-current interest-bearing liabilities (portion > 1 year at inception)

(in € millions)	12.31.2007	12.31.2006
Finance lease borrowings	49	68
Other long-term loans	348	395
Total of interest-bearing non-current liabilities	**397**	**463**

c) Current interest-bearing liabilities (< 1 year)

(in € millions)	12.31.2007	12.31.2006
Finance lease borrowings	14	12
Other long-term loans	179	165
Accrued interest not yet due	7	5
Long-term interest-bearing current liabilities from the outset	**200**	**182**
Commercial paper	147	376
Short-term bank facilities and equivalent	155	141
Short-term interest-bearing current liabilities from the outset	**302**	**517**
Total interest-bearing current liabilities	**502**	**699**

d) Analysis by maturity

(in € millions)	12.31.2007	12.31.2006
Maturing in :		
1 year	502	699
2 to 5 years	352	405
Over 5 years	45	58
Total	**899**	**1,162**

e) Analysis by currency

Borrowings and long-term debt break down by currency as follows:

	12.31.2007		12.31.2006	
(in millions)	devises	euros	devises	euros
Euros	594	594	872	872
US dollars	212	144	229	174
Canadian dollars	93	64	76	50
Pound sterling	56	77	39	58
Other		20		8
Total		**899**		**1,162**

f) Fixed-rate and floating-rate liabilities

	Non-current				Current			
	12.31.2007		12.31.2006		12.31.2007		12.31.2006	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	265	3.44%	364	3.58%	99	3.60%	102	3.52%
Floating rate	132	4.69%	99	4.07%	403	4.94%	597	4.21%
Total	**397**	**3.86%**	**463**	**3.69%**	**502**	**4.67%**	**699**	**4.11%**

20.1.6.24 Trade and other payables

These items break down as follows:

(in € millions)	12.31.2006	Movements during the period	Changes in the scope of consolidation	Translation adjustments	Reclassifications *	12.31.2007
Operating liabilities	**5,886**	**502**	**13**	**(31)**	**(325)**	**6,045**
Credit balances on trade receivables	572	30	-	(1)	(30)	571
Advance payments from customers	2,448	310	12	(3)	(18)	2,749
Operating payables	2,169	120	(3)	(26)	(237)	2,023
Operating current account	1	2	2	-	(2)	3
Employee-related liabilities	696	40	2	(1)	(38)	699
Other liabilities	**504**	**(6)**	**5**	**(6)**	**(25)**	**472**
Other liabilities	234	(22)	5	(5)	(33)	179
Deferred income	270	16	-	(1)	8	293
Premiums on currency options received before the due date	-	-	-	-	-	-
Total	**6,390**	**496**	**18**	**(37)**	**(350)**	**6,517**

* among which €(343) million in Liabilities held for sale

Trade payables carry no interest and fall due in less than one year.

Deferred income primarily concerns Messier Bugatti for €51 million (non-recognition of revenue) and Snecma for €128 million (including revenue recognized under the percentage of completion method of €38 million).

Trade and other payables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating liabilities	5,625	420
Other liabilities	309	163
Total	**5,934**	**583**

20.1.6.25 Other non-current and current liabilities

20.1.6.25.1 20.1.6.25.1 Other non-current liabilities

(in € millions)	12.31.2006	Movements during the period	Changes in the scope of consolidation	Translation adjustments	Reclassification *	12.31.2007
Payables on purchase of property, plant and equipment	53	28	4	-	(16)	**69**
Payables relating to employees taking early retirement	46	(11)	-	1	(11)	**25**
Payables on purchase of financial assets	13		-	-	(11)	**2**
Total	**112**	**17**	**4**	**1**	**(38)**	**96**

* of which €(10) million in liabilities held for sale

20.1.6.25.2 Other current liabilities

(in € millions)	12.31.2006	Movements during the period	Changes in the scope of consolidation	Reclassification *	12.31.2007
State aid, accrued payables	34	(9)	-	(1)	24
State - other taxes and duties	116	18	-	(19)	115
Total	**150**	**9**	**0**	**(20)**	**139**

* of which €(20) million in liabilities held for sale

20.1.6.26 Summary of borrowings

The fair value of these liabilities is calculated using estimated repayment forecasts and discounted at the closing interest rate for liabilities bearing no interest or at a floating rate.

As of December 31, 2007 (in € millions)	Carrying amount			
	Financial liabilities at amortized cost	Financial liabilities at fair value	Total	Fair value
Borrowings subject to specific terms and conditions	590		**590**	590
Interest-bearing liabilities – non current	397		**397**	381
Interest-bearing liabilities – current	502		**502**	502
Trade and other payables	2,023		**2,023**	2,023
Current accounts	3		**3**	3
Derivative financial instruments - liabilities		4	**4**	4
Total financial liabilities	**3,515**	**4**	**3,519**	**3,503**

As of December 31, 2006 (in € millions)	Carrying amount			
	Financial liabilities at amortized cost	Financial liabilities at fair value	Total	Fair value
Borrowings subject to specific terms and conditions	573		**573**	573
Interest-bearing liabilities – non current	463		**463**	446
Interest-bearing liabilities – current	699		**699**	699
Trade and other payables	2,169		**2,169**	2,169
Operating current account	1		**1**	1
Derivative financial instruments - liabilities		2	**2**	2
Total financial liabilities	**3,905**	**2**	**3,907**	**3,890**

The net financial position of the Group is as follows:

(in € millions)	12.31.2007	12.31.2006
Cash and cash equivalents	730	743
Interest-bearing current and non-current liabilities	899	1,162
Net debt	**(169)**	**(419)**

20.1.6.27 Workforce

The Group's average workforce over the period by branch breaks down as follows:

	France	Abroad	Total
Aerospace propulsion	18,143	2,507	**20,650**
Aircraft equipment	9,996	8,846	**18,842**
Defense Security	6,670	2,574	**9,244**
Communications	1,763	1,443	**3,206**
Holding	559	14	**573**
Total	**37,131**	**15,384**	**52,515**

The workforce, including non-consolidated companies, totals 57,383.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	11,900
Supervisors	1,147
Technicians	11,938
Administrative employees	2,961
Workers	9,185
Total	**37,131**

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage of consolidation):

Shannon Engine Support	17
Europropulsion	43
Ningbo Bird Sagem Electronics Ltd	1,295
Sofradir	135
Ulis	38
Famat	238
Wuhan Tianyu Information	134
Total	**1,900**

20.1.6.28 Interests in joint ventures

The Group has interests accounted for using proportionate consolidation (the contribution is recognized line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination of the CFM56 engine program with General Electric and marketing,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and tooling to airline companies,
- Famat: manufacture of large casings subcontracted by Snecma and General Electric,
- Europropulsion: research, development, testing and manufacture of solid propergol propulsion systems,
- Compagnie de Découpe de l'Ouest SAS: manufacture of fax machine ink ribbons,
- ULIS: manufacture of uncooled infrared detectors,
- SOFRADIR: manufacture of cooled infrared detectors,
- Ningbo Bird Sagem Electronics Co, Ltd: manufacture of mobile telephones using Sagem technology (mainly modules) for Bird for the Chinese market and for Sagem in the rest of the world,
- Wuhan Tianyu Information Industry Co, Ltd: manufacture of smart cards.

The Group's share in the various financial headings of these subsidiaries, which is included in the consolidated financial statements, is as follows:

(in € millions)	12.31.2007	12.31.2006
Current assets	272	290
Non-current assets	284	267
Current liabilities	353	350
Non-current liabilities	26	20
Operating income	249	221
Operating expenses	(207)	(175)
Finance (costs) / income	(7)	(5)
Income tax expense	(19)	(13)
Net profit for the period	16	28
Cash flows relating to operating activities	101	54
Cash flows relating to investing activities	(85)	(71)
Cash flows relating to financing activities	(17)	13

20.1.6.29 Related parties

20.1.6.29.1 Related party transactions

(in € millions)	12.31.2007	12.31.2006
Sales to related parties	1,458	1,591
Purchases from related parties	(103)	(103)
Receivables on related parties	659	767
Payables on related parties	948	785
Financial commitments	340	340

Related parties primarily consist of the French State and entities controlled by the French State.

20.1.6.29.2 Management compensation

(in € millions)	12.31.2007	12.31.2006
Short-term benefits	7.2	9.7
Post-employment benefits	1.6	1.7
Long-term benefits	-	-
Terminal payments	3.3	1.4
Share based benefits	0.4	2.9

Management comprises the members of the Supervisory Board, the members of the Management Board and the members of SAFRAN's Senior Management. Data on compensations in respect of "short-term benefits" are provided on a gross basis. They include the sums paid over fiscal year 2007 and the provision for the variable portion that will be paid in 2008.

20.1.6.29.3 Relations between SAFRAN and its subsidiaries

The main financial flows between SAFRAN and its subsidiaries concern the following:

- Cash pooling is performed at SAFRAN Group level. As such, cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.
- A foreign currency risk management policy is also implemented centrally by the head company for the entire SAFRAN Group, which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.

- Pursuant to the provisions of Article 223A of the French General Tax Code (Code général des impost), SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.

In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.

- Services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

20.1.6.30 Contingent liabilities

In accordance with Law 2004-391 of May 4, 2004 governing professional training and the local branch agreement of July 20, 2004, the Group's French companies grant their employees the right to individual training of a minimum of 20 hours per calendar year up to a maximum total of 120 hours.

The Group's French companies are gradually integrating this new element into the scope of in-service training and skills development negotiations.

20.1.7 CONSOLIDATED STATEMENT OF CASH FLOW

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss. The impact of changes in exchange rates shows the impact of exchange rate fluctuations between the beginning and the end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

20.1.7.1 Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash. The breakdown of these amounts is shown in Note 20.1.6.18.

20.1.7.2 Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	12.31.2007	12.31.2006
Intangible assets	(254)	(352)
Property, plant and equipment	(466)	(462)
Movements in amounts payable to suppliers of intangible assets	1	6
Movements in amounts payable to suppliers of tangible assets	44	13
Movements in amounts receivable on disposals of tangible assets	-	1
Revenue from disposals of intangible assets	1	3
Revenue from disposals of tangible assets	35	102
Total	**(639)**	**(689)**

20.1.7.3 Material non-cash transactions

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

They mainly concern:

(In € million)	
- depreciation, amortization, impairment and provisions	901
- impact of changes in the value of financial instruments [1]	392
- other	(23)
	1,270

[1] This impact is primarily the result of the Group's decision to apply so-called speculative accounting from July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of its financial instruments from this date.

20.1.7.4 Group accounting policy

It is Group accounting policy to classify dividends received and interest received or paid in operating activities.

20.1.7.5 Cash flows from discontinued operations

The breakdown of this item is shown in the Consolidated statement of cash flow.

Cash flows of discontinued operations are as follows (in € millions):

- Cash flows from operating activities	95
- Cash flow used in investing activities	(33)
- Cash flow from financing activities	1
	63

This total cash flow has been used in order to:

- Reimburse intercompany financial debt with the Group	(64)
- Finance other intercompany financial items with the	
- Group, including working capital	(7)
	(71)

The net cash flow from discontinued therefore amounts to	(8)

20.1.8 MANAGEMENT OF MARKET RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

The main risks to which the Group is exposed as a result of financial instruments are foreign currency risk, interest rate risk on cash flows, equity risk, counterparty risk and liquidity risk.

(in € millions)	12.31.2007		12.31.2006	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Interest rate risk	-	-	-	-
Receive floating/pay fixed interest rate swaps	-	-	-	-
Receive fixed/pay floating interest rate swaps	-	-	-	-
Exchange rate risk	*126*	*(4)*	*397*	*(2)*
Currency swaps	8	-	-	-
Buy and sell forward currency contracts	55	(4)	397	(2)
Currency option contracts	63	-	-	-
Other financial derivatives	-	-	-	-
Total	**126**	**(4)**	**397**	**(2)**

20.1.8.1 Exposure to foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$4.96 billion for the year (€3.9 billion for 2006). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications Branch purchases a portion of its components in US dollars. As the resulting exposure is very short term, it is managed separately. The resulting net exposure totaled US$816 million for 2007 (US$910 million for 2006), excluding discontinued operations.

20.1.8.1.1 Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random US dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting minimum US dollar exchange rate parity over an applicable term. Minimum parity corresponds to a US dollar exchange rate that allows SAFRAN to meet its operating income objectives.

20.1.8.1.2 Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call €/put US$).

If the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (call US$/put €).

Option sales represent anticipated hedging of future sales. On implementation, their exercise price is always more favorable than the most recent forward sales contracts.

20.1.8.1.3 Financial instruments

The financial derivative instruments held, consisting of forward contracts, swaps or options, are used for hedging highly probable future flows on one hand, the latter being determined based on the order book and the budget forecasts, and on the other hand, the net balance sheet position made up of the trade receivables and payables and cash denominated in foreign currencies.

The portfolio of financial derivatives is broken down as follows:

	12.31.2007				12.31.2006			
(in currency millions)	Fair value	Contract notional amount	< 1 year	from 1 to 5 years	Fair value	Contract notional amount	< 1 year	from 1 to 5 years
Forward currency contracts								
Sell USD	55	2,891	2,891	-	397	3,050	2,722	328
Of which sell USD buy EUR	*40*	*2,780*	*2,780*	-	*365*	*2,796*	*2,468*	*328*
Buy USD	(4)	(58)	(35)	(23)	(2)	(158)	(158)	-
Of which buy USD sell EUR	-	-	-	-	*(2)*	*(158)*	*(158)*	-
Sell GBP buy EUR	-	1	1	-	-	16	16	-
Buy JPY sell EUR	-	-	-	-	-	(1,000)	(1,000)	-
Currency swaps	**8**				-			
Of which sell USD buy EUR	2	*126*	*126*	-	-	-	-	-
Currency option contracts	**63**				-			
Buy put	63	2,330	2,330	-	-	-	-	-
Sell call	-	226	226	-	-	-	-	-
Total	**122**				**395**			

Fair value amounts are expressed in million of euro, while notional amounts are expressed in millions of the original currency.

At the end of 2007, no derivatives are allocated to hedge the net balance sheet position. The entire derivative portfolio is allocated to hedge future sales flows denominated in foreign currencies.

The exposure of the Group balance sheet to foreign currency risk breaks down as follows:

	12.31.2007				12.31.2006			
(in currency millions)	USD / EUR	USD / GBP	USD / CAD	JPY / EUR	USD / EUR	USD / GBP	USD / CAD	JPY / EUR
Total assets	1,490	248	113	625	1,319	103	117	362
Total liabilities	1,162	182	150	326	1,119	81	98	2,254
Net balance sheet position	**328**	**66**	**(37)**	**299**	**200**	**22**	**19**	**(1,892)**
Financial derivatives designated as a hedge	-	-	-	-	365	11	14	(1,000)
Net balance sheet position after the impact of hedging instruments	**328**	**66**	**(37)**	**299**	**(165)**	**11**	**5**	**(892)**
Derivative instruments hedging future transactions	5,098	111	8	-	2,284	209	19	-

The balance sheet sensitivity to a change in EUR/USD exchange rate by +/- 5% is as follows:

Impacts on the net balance sheet position (in € millions)	12.31.2007		12.31.2006	
Closing rate	1.47 USD		1.32 USD	
Assumption	-5%	+5%	-5%	+5%
Impact on the net balance sheet position after the impact of hedging instruments	12	(11)	7	(6)
Impact of the remeasurement of derivatives that do not hedge the balance sheet position	(138)	147	(84)	94

20.1.8.2 Interest-rate risk management

Group exposure to fluctuations in interest rates encompasses two types of risk:

- price risk in respect of fixed-rate financial assets and liabilities. Interest rate fluctuations impact the market value of fixed-rate financial assets and liabilities;
- cash-flow risk in respect of floating–rate financial assets and liabilities. Interest rate fluctuations have a direct impact on the Group's future profit or loss.

Within the framework of its general policy, the Group arbitrates between these two risks, using where necessary interest rate swaps and options.

The Group did not hold any market instruments as of December 31, 2007.

Most of the medium term debt is raised at fixed interest rate. So the interest rate risk is not significant. With regard to these items, an interest rate change of +/- 1% would generate income / costs of €3.8 million (compared to €1.5 million in 2006).

20.1.8.3 Equity risk management

Safran's exposure to fluctuations in stock market prices concerns Embraer shares, its only listed shares.
A 5% decrease in the price of these shares would have a net negative impact on equity of €3.2 million (compared to €3.3 million as of December 31, 2006).

20.1.8.4 Counterparty risk management

The Group is exposed to potential counterparty risk from the following transactions:

- Short-term investments,
- Derivative instruments,
- Customer accounts,
- Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks rated "AA" at a minimum.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of December 31, 2007, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

The financial asset maturity schedule is presented in Note 20.1.6.19.2.

20.1.8.5 Liquidity risk management

Treasury management is centralized within the Group: where permitted by local legislation, all surplus cash and financing requirements of subsidiaries are invested with or financed by the parent company at market terms and conditions. The central cash team manages the current and forecast financing requirements of the Group and ensures the Group's ability to meet its financial commitments while maintaining a level of available cash and confirmed credit facilities which is compatible with the Group's size and borrowing repayment schedule.

Due to its low level of indebtedness and the existence of unused liquidity lines, the Group is relatively insensitive to liquidity risk.

Certain long-term financing arrangements secured in 2003 and 2005 comprise financial covenants.

The following two limit ratios are applied:

- Net borrowings and long-term debt/EBITDA < 2.5
- Net borrowings and long-term debt/shareholders' equity < 1

The terms "Net borrowings and long-term debt", "EBITDA" and "Shareholders' equity" are English translations of the French terms, defined as follows:

- Net borrowings and long-term debt: borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Shareholders' equity: shareholders' equity is comprised of the Group's share of equity and minority interests.

For 2007, these ratios were determined using the consolidated adjusted financial statements.

Available confirmed credit lines totaled €1,295 million as of December 31, 2007.

In addition, the Group entered into a real estate lease finance contract of €70 million for a future investment. The project should be completed during the second quarter of 2009.

20.1.9 OFF BALANCE SHEET COMMITMENTS

20.1.9.1 Endorsements, guarantees and other commitments

20.1.9.1.1 Commitments in respect of current activities

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	**12.31.2007**	12.31.2006
Employee-related commitments	20	20
Commitments given to customers (completion warranties, performance bonds)	256	324
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	499	443
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	103	41
Commitments arising from role as EIG member	2	5
Liability guarantees given	22	25
Actuarial differences	(23)	24
Other commitments	186	65
Total	**1,065**	**947**

The various commitments received by the SAFRAN Group are as follows:

	12.31.2007	12.31.2006
Commitments received from banks on behalf of suppliers	12	11
Completion warranties	15	8
Endorsements, guarantees received	8	17
Other commitments received	77	12
Total	**112**	**48**

The various commitments given and received with respect to discontinued operations amounted to €37 million and €4 million, respectively.

20.1.9.1.2 Other commitments and contractual obligations

The Group also recognizes obligations or commitments to make future payments:

(in € millions)	Total	Period to maturity Less than 1 year	1 to 5 years	More than 5 years
Long-term borrowings at inception	534	186	332	16
Finance lease commitments	63	14	20	29
Operating lease commitments	151	46	71	34
Irrevocable purchase commitments	-	-	-	-
Other long term commitments	-	-	-	-
Total	748	246	423	79

Lease payments recognized in profit or loss for the year amounted to €77 million.

20.1.9.2 Vendor warranties

Vendor warranties are given or received on the acquisition or sale of companies. As of December 31, 2007, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

20.1.9.3 Capital expenditure commitments

As of December 31, 2007, capital expenditure commitments totaled €229 million (excluding discontinued operations).

20.1.9.4 Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of US$377 million as of December 31, 2007. This amount does not, however, reflect the actual risk to which Safran is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

20.2 SAFRAN GROUP PRO FORMA FINANCIAL INFORMATION

Not applicable

20.3 ADJUSTED FINANCIAL INFORMATION

On February 13, 2008, the Supervisory Board authorized the publication of the adjusted financial data for fiscal year 2007 (Section 20.3) and the statutory consolidated financial statements of SAFRAN for the period January 1 to December 31, 2007, approved by the Management Board on February 11, 2008 (Section 20).

In order to monitor and compare the Group's economic performances, the consolidated income statement and consolidated statement of cash flow, presented respectively in Notes 20.3.1 and 20.3.2 of the statutory consolidated financial statements are adjusted for:

- the impact of charges to amortization on intangible assets relating to aeronautical programs, revalued at the time of the Sagem-Snecma merger in accordance with IFRS 3,
- the impact of the application of hedge accounting to currency financial instruments.

The adjusted data is unaudited.

Exceptionally, the financial statements and notes for fiscal year 2006 could not be restated for the impact of the discontinuance of Broadband operations in 2007 due to the recent set up of Sagem Communications arising from the hive-down of its parent company into three entities and the absence of relevant and audited financial items.

20.3.1 ADJUSTED CONSOLIDATED INCOME STATEMENT

(in € millions)	Notes	12.31.2007 adjusted	12.31.2006 adjusted
Revenue	20.3.4.1.	**10,830**	**11,329**
Other operating income		73	74
Income from operations		**10,903**	**11,403**
Change in inventories of finished goods and work-in-progress		304	360
Capitalized production		277	350
Raw materials and consumables used	20.3.4.2.	(6,632)	(7,349)
Personnel costs		(3,124)	(3,163)
Taxes		(213)	(229)
Depreciations, amortizations, provisions and impairment	20.3.4.3.	(779)	(860)
Other operating income / expenses		(73)	(47)
Profit (loss) from operations		**663**	**465**
Borrowing costs		(14)	(22)
Other finance costs / income		(43)	(56)
Net finance costs / income	**20.3.4.4.**	**(57)**	**(78)**
Income from associates		4	4
Profit (loss) before tax		**610**	**391**
Income tax expense	20.3.4.5.	(219)	(199)
Profit (loss) from continuing operations		**391**	**192**
Profit from discontinued operations	20.1.6.16	30	-
Profit (loss) after tax		**421**	**192**
Minority interests		(15)	(15)
Net profit (loss) for the period attributable to equity holders of the parent		**406**	**177**
Basic earnings per share (in euro)		0.99	0.43

20.3.2 ADJUSTED CONSOLIDATED INCOME STATEMENT OF CASH-FLOW

(in € millions)		12.31.2007	12.31.2006
I. Cash flow from / (used in) operating activities			
Consolidated profit (loss) before tax		**630**	**368**
Tax paid		(212)	(202)
Income from associates (net of dividends received)		4	4
Depreciation and amortization		357	411
Asset impairment		209	129
Provisions		178	247
Fair value of financial instruments and derivatives		(44)	45
Foreign exchange losses		-	(2)
Capital gains on asset disposals		7	(39)
Investment subsidies		(3)	-
Accrued interest		4	7
Other		22	19
Elimination of income from discontinued operations		(35)	-
Intercompany income from discontinued operations		(1)	-
Minority interests		15	16
Income and expenses not impacting cash flow		**709**	**833**
Net cash from operations before changes in working capital		**1,131**	**1,003**
Net change in inventories and work-in-progress		(421)	(461)
Net change in operating receivables and payables		318	254
Net change in other receivables and payables		(10)	58
Inter-company change in working capital from discontinued operations		(5)	-
Changes in working capital		**(118)**	**(149)**
	TOTAL I	**1,013**	**854**
II. Cash flow from / (used in) investing activities			
Purchases of intangible assets net of proceeds from disposals		(252)	(343)
Purchases of property, plant and equipment net of proceeds from disposals		(387)	(346)
Net purchases of shares in other companies		(74)	(53)
Net proceeds from the sale of shares in other companies		6	14
Net proceeds from long-term investments		(26)	13
Other changes		-	9
Inter-company cash flow used in investing activities of discontinued operations		(1)	-
	TOTAL II	**(734)**	**(706)**
III. Cash flow from / (used in) financing activities			
Change in share capital		19	8
Repayments of borrowings and long-term debt		(86)	(129)
Repayment of repayable advances		(57)	(46)
Issuance of new loans		24	67
Repayable advances received		41	71
Net change in short term borrowings		(97)	(151)
Inter-company cash flow used in financing activities of discontinued operations		(64)	-
Dividends paid to equity holders of the parent		(90)	(148)
Dividends paid to minority interests		(6)	(7)
	TOTAL III	**(316)**	**(335)**
Operating cash flows from discontinued operations	TOTAL IV	**95**	
Investing cash flows from discontinued operations	TOTAL V	**(33)**	
Financing cash flows from discontinued operations	TOTAL VI	**1**	
VII. Effect of changes in foreign exchange rates	TOTAL VII	**(2)**	**(6)**
Increase/(decrease) in net financial position	I+II+III+IV +V+VI+VII	**24**	**(193)**
Opening net financial position		743	936
Closing net financial position		730	743
Decrease) in net financial position		(13)	(193)
Closing net financial position of discontinued operations and assets held for sales		37	
Increase/ (decrease) in net financial position		**24**	**(193)**
Of which cash flows from continuing operations		34	
Of which cash flows from discontinued operations		(8)	
Of which cash flows from assets held for sales		(2)	

20.3.3 ADJUSTED SEGMENT INFORMATION

The Group's operations are organized and managed according to the nature of the goods and services rendered, each sector corresponding to an independent branch representing a strategic activity offering a variety of goods in different markets.

Inter-branch sales are performed on an arm's length basis.

20.3.3.1 Business segments

20.3.3.1.1 Aerospace Propulsion branch

Within the Aerospace Propulsion branch, the Group designs, develops, produces and markets propulsion systems for commercial aircraft, military transport, training and combat aircraft, rocket engines, civil and military helicopters, tactical missiles and drones. This branch also includes MRO activities and the sale of spare parts.

20.3.3.1.2 Air Equipment branch

The Group also specializes in mechanical, hydro mechanical and electromechanical equipment, including landing gear, wheels, brakes and associated systems, thrust reversers and nacelles, composite material parts, engine control systems and associated equipment, transmission systems, wiring, electrical connection systems, ventilation systems and hydraulic filters. The branch also includes MRO activities and the sale of spare parts.

20.3.3.1.3 Defense security branch

Within the Defense Security branch, the Group designs, develops, produces and markets Aeronautical and Navigation systems (avionics, navigational instruments, etc), Optronic and Air-Land systems and Security systems (secured payment terminals, bankcards, identification, and biometrics, airport security).

20.3.3.1.4 Communications branch

The Communications branch consists of the mobile telephony business. The broadband communications business (fax and multifunctional terminals, DECT, broadband terminals, decoders etc.) was reclassified as of December 31, 2007 as held for sale.

20.3.3.2 Adjusted segment information

As of December 31, 2007

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding / inter-branch elimination	Total 12.31.2007
External revenue	5,920	2,703	1,548	659	**10,830**	-	**10,830**
Inter-branch revenue	23	466	82	79	**650**	**(650)**	-
Total revenue	**5,943**	**3,169**	**1,630**	**738**	**11,480**	**(650)**	**10,830**
Other branch income	277	299	85	(5)	**656**	**(2)**	**654**
Branch expenses	(5,107)	(3,142)	(1,570)	(782)	**(10,601)**	**632**	**(9,969)**
Depreciation and amortization, net	(163)	(125)	(50)	(14)	**(352)**	**(12)**	**(364)**
Impairment of assets	(165)	(30)	18	(27)	**(204)**	**(1)**	**(205)**
Increase in provisions, net	(149)	(45)	(22)	4	**(212)**	**2**	**(210)**
Other items	0	(17)	(18)	(47)	**(82)**	**9**	**(73)**
Profit (loss) from operations	**636**	**109**	**73**	**(133)**	**685**	**(22)**	**663**
Net finance costs/income							**(57)**
Income from associates							**4**
Income tax expenses							**(219)**
Profit from discontinued operations				30	**30**		**30**
Minority interests							**(15)**
Net profit (loss)							**406**

As of December 31, 2006

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense Security	Communications	Total branches	Holding / inter-branch elimination	Total 12.31.2006
External revenue	**5,073**	2,644	1,445	2,167	**11,329**	-	**11,329**
Inter-branch revenue	**22**	407	117	59	**605**	(605)	-
Total revenue	**5,095**	**3,051**	**1,562**	**2,226**	**11,134**	(605)	**11 ,329**
Other branch income	**376**	353	(4)	66	**791**	(7)	**784**
Branch expenses	**(4,491)**	(3,085)	(1,537)	(2,219)	**(11,332)**	591	**(10,741)**
Depreciation and amortization, net	**(139)**	(135)	(70)	(63)	**(407)**	(12)	**(419)**
Impairment of assets	**(47)**	(31)	7	(70)	**(141)**	(16)	**(157)**
Increase in provisions, net	**(213)**	1	(48)	(23)	**(283)**	(1)	**(284)**
Other items	**(4)**	43	(12)	(94)	**(67)**	20	**(47)**
Profit (loss) from operations	**577**	**197**	**(102)**	**(177)**	**495**	**(30)**	**465**
Net finance costs/income							**(78)**
Income from associates							**4**
Income tax expenses							**(199)**
Profit from discontinued operations				NA	**NA**		**NA**
Minority interests							**(15)**
Net profit (loss)							**177**

The breakdown of revenue by geographical segment is as follows:

(in € millions)	12.31.2007		12.31.2006	
	Amount	%	Amount	%
France	2,800	26%	3,566	31%
Europe (excluding France)	2,761	26%	2,734	24%
North America	3,155	29%	2,922	26%
Asia	993	9%	1,002	9%
Rest of the world	1,121	10%	1,105	10%
Total	**10,830**	**100%**	**11,329**	**100%**

20.3.4 NOTES TO THE ADJUSTED DATA

The notes hereafter only concern the aggregates that have been adjusted compared to the statutory consolidated financial statements.

20.3.4.1 Revenue

(in € millions) ***Aerospace Propulsion***	12.31.2007	12.31.2006
Original aircraft equipment	2,889	2,582
Aircraft spare parts	1,417	1,234
MRO	1,157	920
R & D contracts	224	155
Other	233	182
Sub-total	5,920	5,073
Aircraft Equipment		
Original aircraft equipment	1,448	1,488
Aircraft spare parts	499	410
MRO	195	177
R & D contracts	241	218
Engineering	174	167
Other	146	184
Sub-total	2,703	2,644
Defense Security		
Sagem Avionics	509	490
Sagem Optronics and Defense	416	423
Security	622	529
Other	1	3
Sub-total	1,548	1,445
Communications		
Mobile phones - Telecommunication	659	958
Broadband *	-	1,209
Sub-total	659	2,167
Total	**10,830**	**11,329**

* The revenue of the broadband activity for 2007 €1,173 millions is included in discontinued operations.

20.3.4.2 Raw materials and consumables

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.

They break down as follows:

(in € millions)	12.31.2007	12.31.2006
Raw materials, supplies and other	(2,275)	(3,138)
Bought-in-goods	(210)	(161)
Changes in inventories	116	101
Sub-contracting	(2,376)	(2,217)
Purchases not held in inventory	(270)	(325)
External services	(1,617)	(1,609)
Total	**(6,632)**	**(7,349)**

20.3.4.3 Depreciations, amortizations, provisions and impairment

(in € millions)	12.31.2007	12.31.2006
Depreciation and amortization expense		
- intangible assets	(77)	(113)
- property, plant and equipment	(287)	(306)
Total depreciation and amortization expense	**(364)**	**(419)**
Asset impairment		
- intangible assets and PP&E	(93)	(104)
- financial assets	(59)	(35)
- inventories	(58)	(15)
- receivables	5	(3)
Total asset impairment	**(205)**	**(157)**
Total increase in provisions	**(210)**	**(284)**
Total	**(779)**	**(860)**

20.3.4.4 Net finance costs/income

(in € millions)	12.31.2007	12.31.2006
Finance costs in relation to interest-bearing liabilities	(56)	(58)
Finance income in relation to cash and cash equivalents	42	36
Cost of net borrowing and long-term debt	**(14)**	**(22)**
Loss on financial instruments	-	(45)
Gain on financial instruments held for trading	9	-
Foreign exchange loss	(1,164)	(1,224)
Foreign exchange gain	1,123	1,207
Foreign exchange gains (losses) on provisions	39	45
Foreign exchange financial income	**7**	**(17)**
Net costs of proceeds from disposal of fixed assets	(15)	(29)
Increase in provisions	(4)	(2)
Reversals of provisions	-	29
Discount impact	(30)	(35)
Other	(1)	(2)
Other finance costs / income	**(50)**	**(39)**
Finance costs / income	**(57)**	**(78)**
of which finance costs	**(1,270)**	**(1,395)**
of which finance income	**1,213**	**1,317**

20.3.4.5 Income tax expense

The income tax expense breaks down as follows:

(in € millions)	12.31.2007	12.31.2006
Current tax income / (expense)	(269)	(235)
Deferred tax income / (expense)	50	36
Total tax income / (expense)	**(219)**	**(199)**

20.3.5 ADJUSTED INCOME STATEMENT WITH BROAFDBAND ACTIVITIES

SAFRAN and The Gores Group finalized the acquisition by The Gores Group of Sagem Communications.

The closing date of this acquisition was January 25, 2008.

At this date, The Gores Group became the majority shareholder of Sagem Communications. Minority shareholders include a 20% interest held by Group executives and employees and a 10% interest retained by SAFRAN.
This disposal was recorded in accordance with IFRS 5 in discontinued operations. Detailed information concerning this disposal is presented in Note 20.1.6.16. - Assets held for sale.

As such, all financial information is grouped together in a single line of the Income Statement.

To enable the comparison of the 2006 and 2007 financial statements, the Income Statement is presented before application of IFRS 5.

(in € millions)	12.31.2007 adjusted	12.31.2006 adjusted
Revenue	**12,003**	**11,329**
Other income	78	74
Income from operations	**12,081**	**11,403**
Change in inventories of finished goods and work-in-progress	306	360
Capitalized production	289	350
Raw materials and consumables used	(7,478)	(7,349)
Personnel costs	(3,320)	(3,163)
Taxes	(225)	(229)
Depreciation and amortization expense	(840)	(860)
Other operating income / expenses	(107)	(47)
Profit (loss) from operations	**706**	**465**
Borrowing costs	(18)	(22)
Other finance costs / income	(47)	(56)
Net finance costs / income	**(65)**	**(78)**
Income from associates	4	4
Profit (loss) before tax	**645**	**391**
Income tax expense	(224)	(199)
Profit (loss) from continuing operations	**421**	**192**
Profit from discontinued operations	-	-
Net profit (loss) for the period attributable to equity holders of the parent	**421**	**192**
Minority interests	(15)	(15)
Net profit (loss) for the period attributable to equity holders of the parent	**406**	**177**
Earnings per share (in euro)	0.99	0.43

20.4 EXTRACT FROM THE INDIVIDUAL FINANCIAL STATEMENTS OF SAFRAN SA

SAFRAN is the holding company of the SAFRAN Group.

Under the authority of the Executive Board, the head company carries out the following principal missions:

- Defining and leading the strategy of the Group;
- Assuring the governance and controlling of Group companies.

  A certain number of rules laid down in internal procedures were adopted by the Executive Board, concerning in particular:
  - o corporate governance in Group companies;
  - o relations between subsidiaries and the Group head company.
- Performing certain services on behalf of all Group companies;
- Leading or coordinating actions intended to enhance the Group's reputation or increase its effectiveness.

The main financial flows between SAFRAN and its subsidiaries concern the following:

- Cash pooling is performed at SAFRAN Group level. As such, cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.
- A foreign currency risk management policy is also implemented centrally by the head company for the entire SAFRAN Group, which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.
- Pursuant to the provisions of Article 223A of the French General Tax Code (*Code Général des Impots*), SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.
- In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.
- Services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

SAFRAN SA Balance Sheet

ASSETS (in € millions)	**12.31.2007**	12.31.2006
Intangible assets	3,269.0	3,268.7
Property, plant and equipment	16.8	17.9
Financial assets	3,417.5	3,461.8
NON-CURRENT ASSETS	**6,703.3**	**6,748.5**
Group current financial assets	1,153.3	910.3
Other receivables	178.9	194.1
Marketable securities and cash and cash equivalents	619.0	528.1
CURRENT ASSETS	**1,951.2**	**1,632.5**
TOTAL ASSETS	**8,654.6**	**8,381.0**

EQUITY AND LIABILITIES (in € millions)	**12.31.2007**	12.31.2006
Share capital	83.4	83.4
Additional paid-in capital and tax-driven provisions	4,451.4	4,326.1
Net profit for the year	**204.6**	**216.4**
EQUITY	**4,739.3**	**4,625.9**
PROVISIONS FOR CONTINGENCIES AND LOSSES	**459.7**	**397.6**
Loans and borrowings	719.3	919.9
Group current financial liabilities	2,469.4	2,153.2
Other liabilities	266.8	284.4
LIABILITIES	**3,455.5**	**3,357.5**
TOTAL EQUITY AND LIABILITIES	**8,654.6**	**8,381.0**

SAFRAN SA Income Statement

(in € millions)	2007	2006
Operating income	105.3	114.4
Operating costs	(130.2)	(130.7)
PROFIT (LOSS) FROM OPERATIONS	**(24.9)**	**(16.3)**
Investment income	442.7	292.8
Other financial income	1,145.2	1,184.0
Provisions reversals and expenses reclassifications	72.9	29.7
Financial income	**1,660.8**	**1,506.5**
Charges to provisions	(173.2)	(27.1)
Other financial expenses	(1,207.1)	(1,228.4)
Financial expenses	**(1,380.3)**	**(1,255.5)**
Net financial income	**280.5**	**251.0**
NET INCOME FROM ORDINARY ACTIVITIES before tax	**255.6**	**234.7**
Non-recurring income	7.4	7.4
Non-recurring expenses	(80.3)	(17.8)
NET NON-RECURRING ITEMS	**(72.9)**	**(10.4**
Employee statutory profit-sharing	(1.5)	(5.3)
Income tax expense	125.5	118.6
Movement in income tax provisions	(102.1)	(121.2)
NET PROFIT FOR THE PERIOD	**204.6**	**216.4**

Cash flow statement

(in € millions)	2007	2006
Net profit for the period	**204.6**	**216.4**
Elimination of non-cash income and expenses and income and expenses not relating to operations		
- Net charge to depreciation, amortization and provisions	198	124.7
- Capital gains/losses on asset disposals	69.1	(1.5)
Net cash from operations before changes in working capital	**471.7**	**339.6**
Changes in working capital	87.9	(282.7)
Cash flow from operating activities	**559.7**	**56.9**
Purchases of intangible assets and PP&E	(1.4)	(1.9)
Increase in financial assets	(64.6)	0
Loans granted	(182.3)	(66.9)
Loan repayments	72.3	93.6
Sales of intangible assets and PP&E	0.1	6.5
Sales of financial assets	1.5	0
Cash flow from/(used in) investing activities	**(174.4)**	**31.3**
Dividends paid to shareholders	(91.2)	(148.7)
Repayments of borrowings	(71.9)	(54.8)
Net change in short-term borrowings	(99.4)	(184.7)
Cash flow used in financing activities	**(262.5)**	**(388.2)**
INCREASE/(DECREASE) IN NET FINANCIAL POSITION	**122.7**	**(300)**
Opening net financial position	490.1	790.1
Closing net financial position	**612.8**	**490.1**

Intangible assets primarily consist of the "merger deficit" of €3,268 million recognized on the merger of Sagem and Snecma.

Financial assets comprise equity investments of €3,013 million (€3,168 million in 2006) and medium- and long-term loans granted to subsidiaries of €365 million (€245 million in 2006).
The decrease in loans and borrowings reflects loan repayments of €72 million (€55 million in 2006) and a decrease in short-term securities issued of €181 million (€185 million in 2006).
Company revenue primarily comprises amounts billed to subsidiaries under assistance contracts in the amount of €84 million (€78 million in 2006).
Investment income recorded in financial income totaled €443 million (€293 million in 2006).

20.5 AUDITORS' REPORTS

20.5.1 AUDITOR'S REPORT ON THE 2007 CONSOLIDATED FINANCIAL STATEMENTS

AUDITORS' REPORT

Consolidated financial statements for the year ended December 31, 2007

This is a free translation into English of the Auditors' report on the consolidated financial statements issued in French and is provided solely for the convenience of English speaking users. The Auditors' report on the consolidated financial statements includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report on the consolidated financial statements should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of SAFRAN for the year ended December 31, 2007.

The consolidated financial statements have been approved by the Executive Board. Our role is to express an opinion on these financial statements, based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as of December 31, 2007 and the results of its operations for the year then ended in accordance with IFRS as adopted in the European Union.

II. Justification of assessments

Pursuant to the provisions of Article L.823-9 of the French Commercial Code (Code de Commerce) governing the justification of our assessments, we draw your attention to the following:

<u>Accounting estimates</u>

At each year-end, the Group performs impairment tests on goodwill and assets with indefinite useful lives and also assesses if there is any indication of impairment of long-term assets, according to the procedures outlined in Notes 20.1.3.3.5 and 20.1.3.3.8 to the financial statements. We analyzed the procedures for implementing this impairment test as well as the forecast cash flows and assumptions used, and verified that Note 20.1.6.7 provides appropriate disclosures.

As stipulated in Note 20.1.3.3.2 to the consolidated financial statements, the recognition on a percentage completion basis of revenue and related net profit on service contracts, including research and development contracts and fleet maintenance and support contracts, is based on an estimate of forecast margins. In addition, the Group recognizes provisions for losses at completion, provisions for financial guarantees on sales and provisions for performance warranties, as described respectively in Notes 20.1.3.3.13 a), b) and c) to the financial statements. Our procedure mainly consisted in assessing the assumptions, contractual and forecast data and statistical and technical bases on which these estimates were based, reviewing, on a test basis, the calculations performed by the company and analyzing the procedures implemented by management to approve these estimates. On this basis, we assessed the reasonableness of these estimates.

As stipulated in Note 20.1.3.3.15 a) to the consolidated financial statements, the Group receives public financing for the development of aeronautical projects, in the form of repayable advances, recognized in liabilities in the consolidated balance sheet under the heading "Borrowing subject to specific terms and conditions". We assessed the reasonableness of the estimates made on the basis of the assumptions and forecast data used by the Group.

Accounting policies and methods

Note 20.1.3.3.9 b) to the consolidated financial statements outlines the Group's decision to no longer apply hedger accounting as of July 1, 2005 in accordance with IAS 32 and 39 and to recognize the change in fair value of its financial instruments in finance cost/income. With respect to our assessment of the accounting rules and methods adopted by the Group, we verified the appropriateness of the aforementioned accounting methods and disclosures provided in the notes to the financial statements.

With respect to our assessment of the accounting policies adopted by the Group, we analyzed the terms and conditions under which development costs are capitalized as well as those adopted for their amortization and the verification of their recoverable amount, and we satisfied ourselves that Notes 20.1.3.3.6 c) and 20.1.6.8 provide appropriate disclosures.

Note 20.1.3.3.14) stipulate the terms and conditions for assessing retirement commitments and related benefits. These commitments were assessed by external actuaries. Our procedures consisted in examining the data used, assessing the assumptions adopted and verifying that Note 20.1.6.21.1 to the financial statements provides appropriate disclosures.

These assessments were performed as part of our audit approach for the consolidated financial statements taken as a whole and contributed to the expression of the opinion in the first part of this report.

III. Specific procedures and disclosures

We have also verified the information given in the Group's management report according to professional standards applicable in France. We have no comment to make as to the fair presentation of this information or its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, April 23, 2008

The Auditors

Constantin Associés

Jean-Paul Séguret

Deloitte & Associés

Thierry Benoit   Philippe Battisti

Auditors' special report on
regulated agreements and commitments with third parties

Year ended December 31, 2007

This is a free translation into English of the Auditors' special report on regulated agreements and commitments with third parties that is issued in the French language and is provided solely for the convenience of English speaking readers. This report on regulated agreements and commitments should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

To the Shareholders,

In accordance with our appointment as auditors by your Company, we hereby report on regulated agreements and commitments with third parties;

Agreements and commitments authorized during the year

Pursuant to Article L. 225-88 of the French Commercial Code (*Code de Commerce*), agreements and commitments previously authorized by the Supervisory Board have been brought to our attention.

The terms of our engagement do not require us to identify such agreements or commitments, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements and commitments brought to our attention, without expressing an opinion on their usefulness or their merit. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code (*Code de Commerce*), to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with the relevant source documents.

Commitment given to Mr. Jean-Paul Herteman regarding the compensation payable under certain circumstances on termination of his office of Chairman of The Executive Board

When setting the compensation payable to Mr. Jean-Paul Herteman, appointed Chairman of the Executive Board with effect from September 3, 2007 to replace Mr. Jean-Paul Béchat, the Supervisory Board meeting of October 18, 2007, at the recommendation of the Appointments and Compensation Committee which met the same day, decided the following measures:

- *Setting of compensation payable under the employment contract, at the end of the term(s) of office of Chairman of the Executive Board and in the event of interruption before term*

At the end of his term(s) of office and in the event of interruption of his office before term – for whatever reason – (other than the specific cases detailed below), Mr. Jean-Paul Herteman shall regain his position of employee and the period during which he exercised the office of Chairman of the Executive Board shall be taken into account when calculating his length of service, the employment contract being merely suspended during his term(s) of office. Except where the objectives set by the Supervisory Board are significantly under-attained for the last fiscal year, he will benefit on return from maintenance of the last compensation amount (fixed and variable) received as Chairman of the Executive Board. The Supervisory Board shall meet to assess the extent to which objectives are attained. For 2007, objectives are one-third personal and two-thirds economic, based on Group free cash flow (1/3), Group EBIT (Earnings Before Interest and Taxes) (1/3) and the SAFRAN share price (1/3) as indicated in Section 11.1 of the Management Report.

- *Commitment in respect of severance payment due in certain instances of cessation of the office of Chairman of the Executive Board*

In the specific case where the office of Chairman of the Executive Board is interrupted before term as a result of merger with or absorption by another company, Mr. Jean-Paul Herteman shall regain his position of employee under the conditions detailed above.

However, in this specific case and should Mr. Jean-Paul Herteman fail to accept any of the employment positions proposed, his employment contract shall be terminated and he shall benefit from the provisions set out in the Labor Code and the Sector Agreement applicable to Metallurgy Engineers and Executives. In accordance with the decision of the Supervisory Board, he shall also receive an additional payment equal to

nine months of his final salary as Chairman of the Executive Board. This payment shall potentially be reduced to reflect the extent to which performance objectives set by the Supervisory Board for the determination of variable compensation, are attained during the last year of exercise of his office of Chairman. For 2008, performance objectives are identical, in nature, to those set-out above, that is one-third personal and two-thirds economic, based on Group free cash flow (1/3), Group EBIT (Earnings Before Interest and Taxes) (1/3) and the SAFRAN share price (1/3) as indicated in Section 11.3 of the Management Report.

The Supervisory Board shall hold a special meeting in order to assess attainment of these objectives and set the exact amount of this compensation.

Agreement concerning a credit facility granted by a group of five banks, including Crédit Mutuel-CIC

During its meeting of December 13, 2007, your Supervisory Board previously authorized the signature of an agreement regarding a credit facility granted by a group of five banks: Crédit Mutuel-CIC, also acting as credit agent, BNP Paribas, Calyon, Société Générale and Fortis, in the amount of €500 million and for a renewable term of one year. This agreement falls within the framework of the credit facility provided to your Company by this group of banks since January 2005 of a total amount of €1,295 million, the short-term portion of which arrived at maturity in January 2008.

The interest rate applicable to each advance for each interest period shall be the annual rate expressed as a percentage, corresponding to the sum of the applicable margin (0.15% or 0.20% depending on the credit), the applicable EUROBOR rate and, where appropriate, any mandatory costs applicable, determined for each lender.

This agreement was signed on January 18, 2008, effective the same day.

Person concerned = Mr. Michel Lucas, member of the Supervisory Board of Safran and Chairman of the Executive Board of CIC.

Agreements and commitments authorized during previous years and having continuing effect during the year

In addition, pursuant to the French Commercial Code, we have been advised that the following agreement, authorized in a prior year, has had continuing effect during 2007.

Tripartite agreement between the French State, Sagem SA and Snecma

In order to protect national interests and preserve national independence, in view of the merger of Sagem and Snecma, the French State informed Snecma and Sagem of its intention to exercise its right to take special measures with regard to the Snecma capital of the kind defined in Article 10 of Law 86-912 of August 6, 1986. In exchange for the waiver of this right to take special measures, the State required sufficient contractual rights to ensure national interests are protected.

In view of this, a tripartite agreement was entered into by Sagem and Snecma, now merged within SAFRAN, and the French State. This agreement was signed on December 21, 2004 and remained in force during 2007 without any legal or financial impact.

Paris and Neuilly-sur-Seine, April 23, 2008

The Auditors

Constantin Associés	Deloitte & Associés	
Jean-Paul Séguret	Thierry Benoit	Philippe Battisti

20.5.3 FEES PAID TO THE AUDITORS

(in € thousands)	Deloitte & Associés				Constantin Associés				TOTAL				
	Amount (excl. VAT)		%		Amount (excl.VAT)		%		Amount (excl.VAT)		Change	%	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007 /2006	2007	2006
Audit													
1) Statutory audit, certification, review of company and consolidated financial statements [(a)]													
1.a) Safran (issuer)	676.4	627.1	18%	12%	322.3	322.3	37%	33%	998.7	949.4	49.3	22%	16%
1.b) Fully consolidated subsidiaries	2,427.5	3,540.4	65%	70%	493.4	625.1	56%	64%	2,920.9	4,165.5	(1,244.6)	63%	69%
2) Other engagements and services directly related to the statutory audit engagement [(b)]													
2.a) Safran (issuer)	35.0	492.2	1%	10%	-	-	0%	0%	35.0	492.2	(457.2)	1%	8%
2.b) Fully consolidated subsidiaries	121.5	133.0	3%	3%	62.0	19.4	7%	2%	183.5	152.4	31.1	4%	3%
Sub-total	***3,260.4***	***4,792.7***	***87%***	***95%***	***877.7***	***966.8***	***100%***	***99%***	***4,138.1***	***5,759.5***	***(1,621.4)***	***90%***	***96%***
Other services rendered by the network to fully consolidated subsidiaries [(c)]													
3.a) Legal, tax, employee-related	462.5	252.5	12%	5%	-	5.8	0%	1%	462.5	258.3	204.2	10%	4%
3.b) Other (provide details if > 10% of audit fees	5.7	-	0%	0%	1.7	7.2	0%	1%	7.4	7.2	0.2	0%	0%
Sub-total	***468.2***	***252.5***	***13%***	***5%***	***1.7***	***13.0***	***0%***	***1%***	***469.9***	***265.5***	***204.4***	***10%***	***4%***
TOTAL	**3,728.6**	**5,045.2**	**100%**	**100%**	**879.4**	**979.8**	**100%**	**100%**	**4,608.0**	**6,025.0**	**(1,417.0)**	**100%**	**100%**

a) The fees covering the statutory audit, certification and review of the parent company and consolidated financial statements for the years ended December 31, 2007 and 2006 mainly concern the professional services rendered for the review and certification of the SAFRAN Group consolidated financial statements prepared in accordance with IFRS as adopted in the European Union, the certification of the statutory financial statements of the SAFRAN Group's subsidiaries, compliance with local regulations, and the review of the documents filed with the AMF.

b) Other engagements and services directly related to the audit engagement and rendered by the statutory auditor or a member of its network concern services entering into the scope of services usually rendered in the extension of the statutory audit engagement (drafting of specific attestations, due diligence procedures on the acquisition or divestment of an activity or of companies to be included in or removed from the scope of consolidation.

c) The legal, tax and employee-related services rendered by the network to fully consolidated subsidiaries concern non-audit services rendered by a Deloitte or Constantin network member to consolidated subsidiaries. These engagements mainly concern assistance with meeting tax obligations not related to the statutory audit engagement; no services of this type were rendered in France.
In addition, audit fees paid to firms not belonging to the Deloitte or Constantin networks in respect of fully consolidated subsidiaries totaled €3,160 thousand (compared with €2,056 thousand in 2006). Audit fees paid to the Deloitte and Constantin networks totaled €3,729 thousand and €879 thousand respectively. The decrease in Deloitte and Constantin fees in 2007 is attributable to the transfer of the audit mandates of certain subsidiaries which came up for renewal at the end of 2007 Ordinary Shareholders' Meetings to Mazars and the appointment of Mazars as auditor of the new subsidiaries formed by asset contributions in 2007.

20.6 OTHER INFORMATION

20.6.1 DATE OF THE MOST RECENT FINANCIAL INFORMATION

Not applicable

20.6.2 INTERIM AND OTHER FINANCIAL INFORMATION

Not applicable

20.7 DIVIDEND DISTRIBUTION POLICY

Fiscal year		Number of shares	Gross dividend Per share (in euros) Historical amount	Tax credit ** (in euros) Historical amount	Net dividend (in euro) Historical amount	Net dividend (in euro) Corrected data ***	Dividend distribution (in euros)
2000	OS	28,917,162	0.90	0.30	0.60	0.10	17,350,297
	PS	8,973,360	1.05	0.35	0.70	0.12	6,281,352
2001	OS	27,262,516	0.90	0.30	0.60	0.10	16,357,510
	PS	8,973,360	1.05	0.35	0.70	0.12	6,281,352
2002	OS	34,762,448	1.35	0.45	0.90	0.15	31,286,203
2003	OS	36,405,229	1.41	0.47	0.94	0.19	34,220,915
2004*	OS	417,029,585	0.22	/	0.22	0.22	91,746,509
2005	OS	417,029,585	0.36	/	0.36	0.36	150,130,650
2006	OS	417,029,585	0.22	/	0.22	0.22	91,746,509
2007	OS	417,029,585	0.40	/	0.40	0.40	166,811,834

* Reminder: it was decided in connection with the merger of Sagem and Snecma that an interim dividend of 0.10 euros per share would be paid on the profit for the 2004 fiscal year to all shareholders, including Snecma shareholders who accepted the public share exchange offer. The shares issued for the public share exchange offer and the shares issued following the Sagem/Snecma merger carried dividend rights from January 1, 2004.

Consequently, as all shares confer entitlement to the same dividend (€0.22 per share), the shares conferring entitlement to the interim dividend in March 2005 received a final dividend less the interim dividend, which was paid after the Shareholders' Meeting of May 11, 2005.

** In accordance with the provisions of the 2004 Finance Act, no special dividend tax credits are allocated to dividends received after January 1, 2005. When calculating income tax, please note that :

- a total annual amount of €3,050 will be deducted from the dividends per married couple filing a joint tax return who have registered their domestic partnership pursuant to Article 515-1 of the French Civil Code and of €1,525 for single, widowed or divorced or married persons who file separate tax returns.

- 40% of the amount distributed will be deducted. This deduction is not capped, and will be made before deduction of the €1,525 or €3,050 discussed above. Furthermore, the dividends will be entitled to a normal tax credit of 50% of the amount of the dividends received, before the above deductions, capped at €115 per annum for single, widowed, divorced or married persons filing separate tax returns and €230 for married couples filing a joint tax return or domestic partners filing a joint tax return who have registered their domestic partnership pursuant to Article 515-1 of the French Civil Code. This tax credit can be charged against the total income tax due for the year in which the dividend was paid, and will be refunded by the Treasury if it exceeds the amount of tax due.

- In accordance with the provisions of the 2008 Finance Act, dividends received after January 1, 2008 may be subject, on option, to a flat-rate income tax deducted at source of 29% (18% income tax and 11% social security contributions), calculated on the gross amount (i.e. before deduction of purchase and holding costs and expenses).

Where this option is exercised, the two deductions and the tax credit detailed in the preceding paragraphs are not applied to dividends received in 2008.
This option must be exercised when the dividends are cashed at the latest; after this date the option is irrevocable for the dividend payment in question.

*** Adjusted to take into account the allocation of bonus shares on the basis of one new share for six existing shares in December 2003 and the division of the par value by five voted by the Extraordinary Shareholders' Meeting on December 20, 2004.

Reminder: the conversion of preference shares into ordinary shares, approved by the Shareholders' Meeting held on March 7, 2003, was performed on April 3, 2003.

Dividends are time barred, in accordance with legal procedures and time limits, five years after the date of payment, in favor of the French State. Dividends that have not been collected shall be subject to the procedures provided for by law.

For fiscal year 2006, SAFRAN paid a dividend of 0.22 euros per share. For fiscal year 2007, the SAFRAN Executive Board decided to propose to the Combined Shareholders' Meeting a dividend distribution of 0,40 euros per share, to be paid on June 6, 2008 (see Sections 20.1.6.5 and 20.1.6.6).

Future dividends will depend on SAFRAN's ability to generate profits, its financial position and any other factor deemed relevant by the Executive Board (or Supervisory Board).

20.8 DISPUTES AND LITIGATION

Except for the matters described below, neither SAFRAN nor any of its subsidiaries are, or have been, notably during the last twelve months, parties to any legal or arbitration proceedings likely to have or that have had, in the recent past, individually or collectively, a significant adverse effect on the financial position or profitability of SAFRAN and/or SAFRAN Group. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level risk for each case, and does not primarily depends on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. SAFRAN believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. Civil parties have submitted claims for damages totaling €4.6 million
- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of three persons and left two others seriously injured. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of two persons and left a third person seriously injured. To date, no amount has been established with respect to this claim, but a law suit was filed by the victims or their families before the Sacramento Federal Court on July 13, 2006.
- At the beginning of 2006, a customer filed legal action against Snecma for compensation for the material consequences of an aircraft accident in April 2005. The customer is claiming an amount of € 36 million.
- No provision have been set aside for these claims as the liability of the companies concerned is sufficiently covered by the Group's insurance policy.
- Sagem Défense Sécurité was notified by a customer of late completion penalties of €40 million. In addition, a supplier filed legal action against SAGEM Défense Sécurité for alleged abrupt and abusive termination of commercial relations, claiming compensation of €30 million. The estimated financial consequences of these two disputes are significantly lower than the amounts claimed and are more than covered by the total provisions for contingencies and losses set aside by SAGEM Défense Sécurité as of December 31, 2007.
- In July 2007, three suppliers filed legal action against SAFRAN and its subsidiaries Sagem Communication and Sagem Défense Sécurité and the latter's subsidiary Sagem Sécurité, for abuse of an economic dependence and purchasing power position and abrupt and abusive or threatened abrupt and abusive termination of commercial relations Given the current stage of proceedings, with only Sagem Télécommunications (formerly Sagem Communication) still subject to legal action, the amount claimed of €14.6 million, which has no serious basis, is not provided as of December 31, 2007.
- Legal action was filed against Messier-Bugatti in 2002 by a supplier for alleged abusive termination of a joint development project, supposedly leading to the misappropriation of know-how in favor of a competitor. The supplier appealed against a decision of the lower court which dismissed its claim. The potential financial consequences of this dispute are considerably lower than the amount claimed of €33 million and more than covered by total provisions for contingencies and losses set aside by Messier-Bugatti as of December 31, 2007.
- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less tan US$ 260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10%. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal status of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.
- On June 22, 2006, a legal action was raised against SAFRAN, SAFRAN USA, Inc., Cinch Connectors, Inc. and Cinch Connectors Limited, joint and severally with three Group employees, for alleged inappropriate behavior in the sale of Cinch Connectors, Inc. and Cinch Connectors Limited, allegedly stopping a potential buyer from obtaining bank finance for the transaction. As no serious basis substantiating even partially the claim for compensation of US$95 million has as yet been identified, SAFRAN has not set aside a provision at this point.
- At the end of 2007, ongoing tax audits commenced in 2006 had not significantly changed the impacts recorded at the end of 2006, except for a revised assessment notified in respect of the rules governing the allocation of the tax expense between the Snecma parent company and its consolidated subsidiaries up to the end of 2004. The risk is estimated at €14 million and has not set aside a provision at the end of 2007, the company is contesting the tax adjusment.

At the end of 2006, SAFRAN received a revised assessment from the French Tax Office for an amount of €11.7 million, based on documents obtained during an ongoing preliminary investigation into the facts surrounding the payment by SAGEM SA – between 2001 and 2003 – of commission to local intermediaries for the alleged purpose of corrupting

public agents of the Federal Republic of Nigeria, with the alleged aim of being awarded the State's electronic ID card contract. SAFRAN brought an independent legal action in order to obtain all useful information concerning the facts of which it is accused and any potential liability. Based on contesting information provided by Safran in 2007, the French Tax Office agreed to suspend the current procedure until completion of the legal procedures. The partial provision set aside in respect of this risk at the end of 2006 was maintained in 2007.

20.9 MAJOR CHANGE IN THE GROUP'S FINANCIAL OR COMMERCIAL POSITION

SAFRAN and The Gores Group finalized the sale of Broadband activities on January 25, 2008 (see Section 20.1.6.16).

The transfer to Ingenico of the assets and liabilities of Sagem Monetel and Sagem Denmark and their subsidiaries was finalized on March 14, 2008 (see Section 20.1.6.16).

21.1 SHARE CAPITAL

21.1.1 CAPITAL SUBSCRIBED AND AUTHORIZED

Capital subscribed

As of December 31, 2007, share capital amounted to €83,405,917, breaking down into 417,029,585 fully paid-up ordinary shares at a par value of €0.20 per share.

Capital authorized but not issued

Authorizations and powers granted by the General Meeting of Shareholders to the Executive Board with respect to share capital increases

Nature of authorizations and powers	Authorizations/powers valid on the filing date of this reference document			Authorizations/powers subject to the approval of the Combined Shareholders' Meeting of May 28, 2008	
	Maximum amount of the share capital increase	Date of the authorization	Expiration	Maximum amount of the share capital increase	Term of validity
Share capital increase through capitalization of reserves, income, or issue premiums	€100 million	CSM of May 25, 2007	May 28, 2008	€100 million	26 months until July 27, 2010
Share capital increase reserved for employees who are members of a Group or employee savings plan	1% of share capital	CSM of May 25, 2007	May 28, 2008	1.5% of share capital	26 months until July 27, 2010
Authorization to grant share subscription options	1% of share capital	CSM of May 25, 2007	May 28, 2008	1.5% of share capital	38 months until July 27, 2011
Total limit for all share capital increases	€110 million	CSM of May 25, 2007	May 28, 2008	€110 million	

As of the filing date of this reference document, the authorizations to increase share capital granted by the Combined Shareholders' Meeting of May 25, 2007 had not been used.

Number of opening and closing outstanding shares

The number of shares issued by the Company stood at 417,029,585 as of January 1, 2007. The number remained unchanged throughout fiscal year 2007 and up until the filing date of this reference document.

To the best of the Executive Board's knowledge, 5,679,821 shares representing 1.36% of the share capital were pledged as of January 1, 2007, and 5,704,002 shares representing 1.37% of share capital were pledged as of December 31, 2007.

21.1.2 SHARES NOT REPRESENTING SHARE CAPITAL

None

21.1.3 TREASURY SHARES

21.1.3.1 Position as of December 31, 2007

	Number of shares	% of share capital	Net carrying amount as of 12.31.2007	Total par value
Treasury shares held by SAFRAN	2,530,795	0.61	€32,823,971.31	€506,159.00
Treasury shares *	3,259,107	0.78	€53,612,310.00	€651,821.40
Total	5,789,902	1.39	€86,436,281.31	€1,157,980.40

* Through the intermediary of SA Lexvall 2 and Lexvall 13, wholly owned indirect subsidiaries of SAFRAN, which serve as non-operating holding companies and whose share portfolio currently comprises SAFRAN shares only

21.1.3.2 Description of the Company's share buy-back program to be approved by the Combined Shareholders' Meeting of May 28, 2008

Pursuant to the ninth ordinary resolution, the Combined Shareholders' Meeting of May 28, 2008 is asked to authorize a new share buy-back program. Drafted in accordance with the provisions of Article 241-2 of the AMF general regulations, the program's description is presented below and will not be published separately pursuant to Article 241-3-III of these same regulations.

Number of shares and percentage of share capital held directly or indirectly by the Company

At March 31, 2008, the Company held, directly or indirectly, 5,763,465 of its own shares, representing 1.38 % of its share capital, including:

- Shares held by SAFRAN: 2,504,358 shares or 0.60% of the share capital,
- Treasury shares (through the intermediary of Lexvall 2 and Lexvall 13, wholly owned indirect subsidiaries: 3,259,107 shares or 0.78% of the share capital.

Breakdown by objective of share capital held directly by the Company as of March 31, 2008

The 2,504,358 shares held directly by the Company as of March 31, 2008 are allocated as follows:

(i) for 1,178,793 shares, coverage of the option plans, including:

- o 428,793 shares for the April 23, 2003 share purchase option plan,
- o 750,000 shares for the April 21, 2004 share purchase option plan.

(ii) for 1,325,565 shares, not allocated as at March 31, 2008, formerly covering purchase option plans expiring on April 24, 2006, May 10, 2006 and May 17, 2007.

Objectives of the Company's share buy-back program to be approved by the Combined Shareholders' Meeting of May 28, 2008

Shares may be purchased:

- for allocation or sale to employees and/or corporate officers of the Company or Group, under the terms and conditions provided by law, namely through profit-sharing, bonus share allocations, share purchase option plans, or via a company savings plan or any company savings plan existing within the Group;
- for cancellation of shares, subject to approval by the Combined Shareholders' Meeting of May 28, 2008 of the fifteenth extraordinary resolution authorizing the reduction of share capital by cancellation of shares purchased;
- for market-making or SAFRAN share liquidity purposes through an investment service provider as part of a liquidity contract in accordance with a code of ethics recognized by the AMF;
- to hold them for purposes of exchange or payment as part of acquisition transactions up to a limit of 5% of the total number of shares comprising the share capital;
- for any other operation that would be recognized under prevailing law.

Maximum share capital, maximum number and purchase price, and characteristics of the shares the Company wishes to acquire

The maximum share capital that can be purchased is 10% of the total number of shares comprising the share capital on the purchase date, the Company being prohibited from holding, at any moment, directly or indirectly, more than 10% of its share capital.

Given the 5,763,465 shares already directly or indirectly held at March 31, 2008, the maximum number of shares the Company could acquire in connection with this purchase program would be 35,939,493 shares.

The maximum purchase price is set €30 per share (adjusted where necessary for capital transactions) and the maximum amount of funds that can be allocated to the purchase program's realization is €1,250 million.

Term of the share buy-back program

The share buy-back program shall be valid for a period of 18 months, or no later than November 27, 2009, as from the approval of the Combined Shareholders' Meeting of May 28, 2008.

Acquisitions, disposals or transfers carried out during the previous share buy-back program

The Combined Shareholders' Meeting of May 25, 2007 authorized the Executive Board to set up a share buy-back program limited to a total of 10% of the share capital, for a maximum period of 18 months ending on the date of the next Annual Shareholders' Meeting. The maximum purchase price was set at €30 per share and the program's total allocation at €1,230 million.

At March 31, 2008, no shares had been acquired or sold by the Company as part of this authorization.

The following share transfers were carried out to cover the exercise of share purchase options and the allocations of bonus shares:

- 1,327,650 shares in 2007
- 26,437 shares for the period from January 1 to March 31, 2008.

21.1.4 MARKETABLE SECURITIES THAT ARE CONVERTIBLE, EXCHANGEABLE OR ACCOMPANIED BY SUBSCRIPTION WARRANTS

None

21.1.5 TERMS AND CONDITIONS GOVERNING PURCHASE RIGHTS AND/OR ANY OBLIGATION RELATING TO SUBSCRIBED CAPITAL NOT FULLY PAID-UP, OR ANY OPERATION INTENDED TO INCREASE SHARE CAPITAL

Not applicable

21.1.6 INFORMATION CONCERNING THE SHARE CAPITAL OF ANY GROUP MEMBER SUBJECT TO AN OPTION OR A CONDITIONAL OR UNCONDITIONAL AGREEMENT STIPULATING SUCH AN OPTION

Not applicable

21.1.7 HISTORY OF SHARE CAPITAL OVER THE LAST THREE YEARS

Date	Transaction	Par value (euros)	Amount of share capital (euros)	Number of outstanding shares	Issue premium (Cumulative amount in thousands of euros)
Position as of December 31, 2007		0.20	83,405,917	417,029,585	3,288,568
May 11, 2005	Merger/absorption of Snecma by Sagem SA now SAFRAN	0.20	83,405,917	417,029,585	3,288,568
March 17, 2005	Settlement-delivery of Sagem shares exchanged as part of the Sagem public offer of exchange for the Snecma shares	0.20	73,054,834	365,274,170	3,214,696
Position as of January 1, 2005		0.20	35,500,000	177,500,000	163,366

21.2 INSTRUMENT OF INCORPORATION AND BYLAWS

21.2.1 CORPORATE PURPOSE

Under Article 3 of the Bylaws, the Company's corporate purpose, in France and abroad, is to:

- Carry out, on its own behalf, or where applicable, on behalf of third parties, all financial, commercial, industrial, moveable property or real property transactions and, particularly, the operation of all companies related to the general applications of electricity, radio-electricity, optics, mechanics and civil engineering;
- Conduct activities, and provide products and services connected with industries involving engines and mechanical equipment, particularly for aircraft and spacecraft, and operate all processes, equipment and systems of any kind relating to propulsion, and machines that produce or use energy in any form or any equipment designed to be used with these machines or the user vehicles;
- In general, carry out all types of transactions that may be directly or indirectly related to the aforementioned purposes or that could facilitate the Company's business and, specifically, research, design, reorganization, acquisition in whatever form, development, operation, management, or supervision of any business or company, direct or indirect involvement in any operation or company through the creation of companies or involvement in their creation, share capital increases of existing companies, merger or alliance, partnership, or purchases of shares or units.

21.2.2 MEMBERS OF MANAGEMENT AND SUPERVISORY BODIES

The Company is managed by an Executive Board and a Supervisory Board.

21.2.2.1 Executive Board

Composition
Under Article 16 of the Bylaws, the number of Executive Board members is set by the Supervisory Board, with a minimum number of two and a maximum number of seven.

Executive Board members must be natural persons. They may be chosen from non-shareholders.

One of the Executive Board members is appointed Chairman by the Supervisory Board. The Chairman of the Executive Board represents the Company in its relations with third parties.

Term of functions – Age limit
Article 17 of the Bylaws stipulates that members of the Executive Board are appointed for a term of four years, ending subsequent to the Ordinary General Meeting of Shareholders held in the year the mandate expires to approve the financial statements for the year then ended.

The duties of all Executive Board members shall end on the same date. Executive Board members may be re-appointed.

The age limit for Executive Board members to perform their duties is set at 66 by Article 17 of the Bylaws. Members may not be appointed to the Executive Board past the age of 66. Executive Board members in office shall be deemed to resign at the end of the fiscal year during which they reach this age.

Deliberations
Under Article 17 of the Bylaws, the Executive Board shall meet as and when dictated by the Company's interests. Meetings shall be called by the Chairman or at least half of the Board members.

Executive Board decisions must be approved by a majority of members, and voting by proxy is prohibited. In the event of a tie, the Chairman shall cast the deciding vote.

Powers
The Executive Board is vested with the broadest powers to act in all circumstances in the Company's name, within the scope of the Company's corporate purpose and subject to the authorities expressly attributed by law to the Supervisory Board and Shareholders' Meetings.

However, under Article 19 of the Company's Bylaws, the following Executive Board decisions require the prior authorization of the Supervisory Board:

1/ Decisions subject to prior approval, regardless of the amount of the transaction:

- issues of any kind of investment securities liable to entail a change in the share capital;
- material decisions to establish foreign operations, directly by the creation of companies, or direct or indirect subsidiaries, or by the acquisition of interests, or decisions to close these establishments;
- material operations likely to affect the Group's strategy or modify its financial structure or the scope of its activity.

The Executive Board is responsible for assessing the materiality of decisions or operations.

2/ The Executive Board shall obtain authorization from the Supervisory Board for any of the following transactions exceeding €40 million:

- acquisition or disposal of property;
- acquisition or disposal of interests in any existing or future company, involvement in the creation of any company, group or organization, subscription to any issue of shares, partnership shares, or bonds, excluding cash transactions;
- any exchange, with or without balancing cash adjustments, relating to assets or securities, excluding cash transactions;
- in the event of litigation, signature of any agreement and transaction, acceptance of any settlement;
- collateral on Company assets.

3/ Likewise, the Executive Board shall obtain authorization for the following transactions exceeding €150 million:

- the granting or contracting of any loan, credit or advance;
- the acquisition or disposal of any receivable by any means.

In accordance with the law, the Supervisory Board's authorization shall also be obtained whenever the Executive Board grants, in the Company's name, a surety bond, endorsement or financial guarantee. The Supervisory Board shall set an annual overall limit for the granting of surety bonds, endorsements or financial guarantees by the Executive Board, and any commitment exceeding this limit shall be subject to the prior approval of the Supervisory Board.

21.2.2.2 Supervisory Board

Composition

Under Article 22 of the Bylaws, the Supervisory Board is comprised of at least three members and no more than eighteen members, subject to any temporary exemption in the event of a merger, including, where applicable, representatives of employee shareholders and representatives of the State appointed pursuant to Article 12 of the Law of July 25, 1949.

The Supervisory Board elects a Chairman and Vice-Chairman from among its members, who are required to be natural persons.

Shareholding

Article 23 of the Bylaws stipulates that each member of the Supervisory Board shall own a minimum of twenty registered shares throughout his or her term. Notwithstanding the legal provisions, this shareholding obligation shall not apply to State or shareholder employee representatives.

Moreover, following deliberations on June 23, 2005, the Supervisory Board decided that each of its members, with the exception of State or shareholder employee representatives, should hold a minimum of 1,500 registered shares no later than December 31, 2008.

Term of functions – Age limit

Members of the Supervisory board are appointed by the Ordinary Shareholders' Meeting for a tem of six years, ending subsequent to the Ordinary General Meeting of Shareholders held in the year the mandate expires to approve the financial statements for the year then ended. Supervisory Board members may be re-appointed.

Article 24 of the Bylaws stipulates that the number of Supervisory Board members in office over the age of 70 shall not exceed one third of the active Board members, rounded up to the nearest whole number of members.

Should this limit be exceeded, the Supervisory Board shall select the members who shall be deemed to resign. Those members holding or who have held the office of Chairman or Vice-Chairman of the Supervisory

Board shall be the last to resign. Should one third of the Supervisory Board members be over the age of 70 and should each of them have held the office of Chairman or Vice-Chairman of the Supervisory Board, the eldest member shall be deemed to resign.

Non-compliance with the one-third threshold shall be assessed each year during the last meeting of the Supervisory Board. During this meeting, the Board shall designate the member(s) who shall be deemed to resign at December 31 of the current year and co-opt on a temporary basis new members to replace outgoing members, with effect from January 1 of the following year and for their predecessor's remaining term.

Article 26 of the Bylaws stipulates that the duties of the Chairman and Vice-Chairman shall end no later than at the end of the first Ordinary Shareholders' Meeting following the date they reach the age of 70. However, the Supervisory Board can extend this limit, on one or more occasions for a maximum period of three years.

Deliberations

Under Article 27 of the Bylaws, the Supervisory Board shall meet as and when dictated by the Company's interest, and at least four times yearly to review the quarterly report presented by the Executive Board, and once more if required to verify the financial statements for the fiscal year.

The Supervisory Board is convened by the Board's Chairman or Vice-Chairman. However, should a minimum of one Executive Board member or a minimum of one third of the Supervisory Board members submit a justified request to the Chairman, the latter shall convene the Board within fifteen days following receipt of the request; failing which, the authors of the request may themselves convene the Board by indicating the meeting's agenda.

The effective presence of at least half of the current members is necessary in order to validate majority decisions. Decisions are voted by the majority of members present or their representatives; in the event of a split vote, the Chairman shall cast the deciding vote.

Under their responsibility, Supervisory Board members may be represented by another Board member, by means of a special proxy, each member having only one such proxy.

Powers

The Supervisory Board exercises permanent supervision over the Executive Board's management of the Company in accordance with prevailing law. The Supervisory Board conducts the verifications and controls it deems appropriate and obtains those documents it considers useful for the fulfillment of its duties.

Under Article 19 of the Bylaws, certain Executive Board decisions are subject to the prior approval of the Supervisory Board (see Section 21.2.2.1).

Attendance fees

Article 29 of the Bylaws stipulates that Supervisory Board members are entitled to attendance fees for which the value is set by the Shareholders' Meeting and maintained until otherwise decided. The Board distributes these fees among its members as it sees fit.

21.2.2.3 Advisors to the Board (*Censeurs*)

Under Article 30 of the Bylaws, the Supervisory Board may appoint a maximum of two Board advisors chosen for their expertise, who shall be natural persons and may or may not be shareholders. They shall attend Supervisory Board meetings in an advisory capacity, and may not be represented if they are unable to attend.

21.2.3 Rights and Restrictions Attached to Each Category of Existing Share

Company shares are all of the same category. They are in registered or bearer form, according to the shareholder's choice.

Under Article 15 of the Bylaws, each share shall grant its owner a fraction of the company's assets, income and liquidation surplus, in proportion to the share of capital it represents.

Whenever several shares must be owned to exercise a particular right, the holders of single shares or of fewer shares than the required number, shall have no right against the Company. In such a case, shareholders shall make it their business to gather together the required number of shares.

21.2.4 Actions Necessary to Modify Shareholder Rights

Changes to share capital and shareholder rights are governed by the prevailing legislation.

21.2.5 SHAREHOLDERS' MEETINGS

21.2.5.1 Convocation and conditions for admission

Shareholders' Meetings shall be convened by the Executive Board in accordance with the law.

Under Article 33 of the Bylaws, whose harmonization with the provisions of Decree 2006-1566 of December 11, 2006 is subject to the approval of the Combined Shareholders' Meeting of May 28, 2008 (16th extraordinary resolution), any shareholder, regardless of the number of shares held, has the right, on proof of identity and their quality as shareholder, to attend Shareholders' Meetings provided the shareholder's shares are registered for accounting purposes, in the shareholder's name or in the name of an intermediary registered on the shareholder's behalf, at midnight (Paris time) of the third working day preceding the Shareholders' Meeting:

- for holders of registered shares: in the registered share accounts kept by the Company or its agent;
- for holders of bearer shares: in the bearer share accounts kept by the authorized intermediary,

and, where necessary, provide the company with all elements enabling the shareholder's identification, in accordance with the prevailing regulations.

The registration of shares for accounting purposes in bearer share accounts kept by an authorized intermediary is certified by an attestation of attendance delivered by the latter.

A shareholder may be represented at Shareholders' Meetings by the spouse or by another shareholder.

21.2.5.2 Exercise of voting rights – double voting rights

Each participant at the Shareholders' Meeting has as many votes as the ordinary shares he/she owns or represents, without limit, subject to certain exceptions under the law and the following provisions concerning double voting rights.

Under Article 33 of the Bylaws, and in accordance with the decisions of the Shareholders' Meetings of June 21, 1974, September 26, 1983 and December 18, 2003, fully-paid up shares that have been registered in the name of the same shareholder for at least two years, of which evidence must be provided at least five days prior to the meeting, are granted double voting rights.

In the event of an increase in capital through capitalization of reserves, income, issue premiums and, in general, of all available amounts that may be capitalized, the said double voting right shall also be granted, from the issue thereof, to the bonus registered shares allocated to shareholders for existing shares for which they had said rights. However, for new bonus registered shares allocated for existing shares not entitled to double voting rights at the time of the capital increase, evidence that they have been registered in the name of the same shareholder for two years as from the grant date must be provided in order to avail of this double voting right.

The merger of the Company shall have no impact on the double voting right, which may be exercised within the acquiring company, if its Bylaws so provide.

Double voting rights cease for any share that is converted to bearer form or transferred. Nevertheless, the two-year period set above shall not be suspended and the vested right shall be retained in the event of transfer between registered shareholders following an intestate succession or succession by will or liquidation of a joint estate between husband and wife. The same shall apply in the event of a donation inter vivos in favor of a spouse or a relative entitled to inherit.

The list of registered shares with double voting rights is determined by a Shareholders' Meeting committee.

21.2.6 PROVISIONS THAT CAN DELAY, POSTPONE OR PREVENT A CHANGE IN CONTROL

There are no provisions of the Bylawss that could delay, postpone or prevent a change in the Company's control.

21.2.7 DISCLOSURE THRESHOLDS

Article 14 of the Bylaws specifies that all shareholders, acting alone or in concert with others, who hold a fraction of the capital and voting rights equal to or exceeding 2.5% of the Company's capital or to any whole multiple of 2.5%, must notify the Company, by registered letter with acknowledgement of receipt, and within five trading days after exceeding the ownership threshold, of the total number of shares and voting rights they own. This notification is also required should the ownership level fall short of the threshold.

This disclosure obligation is applicable as of a 5% share of the Company's capital and up to 32.5%.

Pursuant to the law, non-compliance with these provisions shall result in the loss of voting rights for the shares or voting rights that exceed the fraction that should have been declared, for as long as the situation has not been rectified and for a two-year period following the date of such rectification, at the request of one or more shareholders holding at least 5% of the Company's share capital. Such request shall have been duly recorded in the minutes of the Shareholders' Meeting.

21.2.8 PROVISIONS GOVERNING CHANGES IN CAPITAL UNDER CONDITIONS THAT ARE MORE RESTRICTIVE THAN THE LAW

None

22 MAJOR CONTRACTS

Refer to Section 19.2 of this document for a description of the agreement entered into with the French State in regard to strategic assets and subsidiaries.

23 INFORMATION FROM THIRD PARTIES, DECLARATIONS FROM EXPERTS AND DECLARATIONS OF INTEREST

Not applicable

24 DOCUMENTS AVAILABLE TO THE PUBLIC

All Company legal documents to be made available to shareholders, in accordance with the applicable regulations, may be consulted at the registered office located at 2 Boulevard du Général Martial Valin, 75015 Paris.

SAFRAN provides its shareholders with a wide range of tools for the communication of regular, transparent and accessible information on the Group, its activities and its results: the Group website (www.safran-group.com) contains information for the public such as analytical presentations, financial news releases, or reference documents (five-year history)

- **2006 consolidated activity**
  January 16, 2007 press release

- **2006 annual results**
  February 14, 2007 press release
  Presentation to analysts

- **2007 first quarter consolidated activity**
  April 11, 2007 press release

- **Audit conclusions for the Sagem Défense Sérurité financial statements**
  April 24, 2007 press release

- **Combined Shareholders' Meeting of May 25, 2007**
  Notice of convocation - R225-81 of the French Commercial Code
  Documents covered by Article R225-83 of the French Commercial Code.
  Presentation

- **2007 first half consolidated activity**
  July 11, 2007 press release

- **2007 first half results**
  August 31, 2007 press release
  Presentation to analysts

- **2007 third quarter consolidated activity**
  October 10, 2007 press release

- **Investor day**
  Presentation

- **2007 consolidated activity**
  January 15, 2008 press release

- **Sale of Sagem Communications**
  January 17, 2008 press release
  November 28, 2007 press release

- **2007 annual results**
  February 14, 2008 press release
  February 18, 2008 press release
  Presentation to analysts

- **2008 first quarter consolidated activity**
  April 11, 2008 press release

- **Combined Shareholders' Meeting of May 28, 2008**
  Notice of convocation - R225-81 of the French Commercial Code
  Documents covered by Article R225-83 of the French Commercial Code.
  Presentation

- **Internal regulations of the Supervisory Board**

- **BALO publication**
  (www.journal-officiel.gouv.fr)

25 INFORMATION ON INVESTMENTS

The direct and indirect investments presented below meet the criteria defined by the Committee of European Securities Regulator in its February 2005 recommendation, i.e. an investment carrying amount representing at least 10% of the consolidated net assets or a net income equal to at least 10% of the consolidated net income.

Companies	Currency	Registered Business Address	Business activity	% Share capital and voting rights (if different) (direct and indirect shareholding)	Share capital	Reserves and retained earnings before allocation of net income	Carrying amount of shares held (gross)	Net income (or loss) for 2007	Dividends collected in 2007	Loans and advances granted and not repaid
1°) Main French subsidiaries - More than 50% of capital held										
Snecma *	EUR	Paris 75015	Propulsion	100,00%	151	17	199	315	260	
Snecma Services *	EUR	Paris 75015	Propulsion	100,00%	92	8	235	23	36 (1)	
Snecma Propulsion Solide *	EUR	Le Haillan 33187	Propulsion	100,00%	20	2	24	13	16	
Turbomeca SA *	EUR	Bordes 64510	Propulsion	100,00%	106	28	539	61	51	
Microturbo SA	EUR	Toulouse 31200	Propulsion	100,00%	11	5	33	7	7 (1)	
Labinal *	EUR	Montigny le Bretonneux 78180	Aircraft Equipment	100,00%	30	(3)	186	20	25	
Teuchos *	EUR	Elancourt 78990	Aircraft Equipment	100,00%	3	7	14	4	7	
Messier Bugatti *	EUR	Vélizy 78142	Aircraft Equipment	100,00%	46	101	180	6	17	
Messier Services International	EUR	Vélizy 78142	Aircraft Equipment	100,00%	72	1	73	10	4 (1)	
Messier Services SA *	EUR	Vélizy 78142	Aircraft Equipment	100,00%	33	2	34	11	6 (1)	
Messier-Dowty SA *	EUR	Vélizy 78142	Aircraft Equipment	100,00%	66	19	89	1	12 (1)	80
Hispano-Suiza *	EUR	Colombes 92707	Aircraft Equipment	100,00%	70	(14)	164	2	14	50
Aircelle *	EUR	Harfleur 76700	Aircraft Equipment	100,00%	261	(457)	264	(139)		60
Sagem Défense Sécurité *	EUR	Paris 75015	Defense Security	100,00%	593	(240)	595	8		
Sagem Sécurité *	EUR	Paris 75015	Defense Security	100,00%	160		160	7		3
Sagem Monetel	EUR	Paris 75015	Defense Security	100,00%	21	1	20	19	5 (1)	
Sagem Télécommunications	EUR	Paris 75015	Communications	100,00%	300	(201)	301	(10)		
Sagem Mobiles *	EUR	Paris 75015	Communications	100,00%	147		148	(121)		
Sagem Communications *	EUR	Paris 75015	Communications	100,00%	167		167	(5)		
Snecma Participations	EUR	Paris 75015	Holding	100,00%	47	(24)	47	(33)		
2°) Main foreign investments - More than 50% of capital held										
Snecma Services Brussels	EUR	Belgium	Propulsion	100,00%	1	0	18	4	4 (1)	
Techspace Aero *	EUR	Belgium	Propulsion	51,00%	62	121	64	22	4	
Turbomeca USA	USD	USA	Propulsion	100,00%	16	7	15	(1)		23
Messier-Dowty International Ltd	EUR	United Kingdom	Aircraft Equipment	100,00%	374	(6)	380	13	11	
Messier-Dowty Landing Gear Ltd	GBP	United Kingdom	Aircraft Equipment	100,00%	154	31	170	3	3 (1)	75
Messier-Dowty Inc. Toronto	CAD	Canada	Aircraft Equipment	100,00%	5	57	95	(12)		35
Messier Services Americas	MXN	Mexico	Aircraft Equipment	100,00%	20	(4)	22	(6)		5
Labinal de Mexico, S.A. de C.V.	USD	Mexico	Aircraft Equipment	100,00%	18	6	4	14	18 (1)	
Labinal GmbH	EUR	Germany	Aircraft Equipment	100,00%	0	8	0	4		
Labinal Inc.	USD	USA	Aircraft Equipment	100,00%	42	(14)	42	(26)		
Aircelle Ltd	GBP	United Kingdom	Aircraft Equipment	100,00%	3	33	70	5		
Aircelle Maroc	MAD	Morocco	Aircraft Equipment	100,00%	1		5	(1)		
Cinch Connectors Inc.	USD	USA	Aircraft Equipment	100,00%	26	10	26	5		
Globe Motors Inc.	USD	USA	Aircraft Equipment	100,00%	42	26	45	6		
Sagem ORGA GmbH	EUR	Germany	Defense Security	100,00%	79	(49)	131	(7)		
Vectronix AG	CHF	Switzerland	Defense Security	100,00%	2	18	35	5	3	
Sagem Tunisie Communication Sarl	TND	Tunisia	Communications	100,00%	18	(0)	0	21		
Safran USA Inc.	USD	USA	Holding	100,00%	86	13	129	10		
3°) Main foreign investments - Less than 50% of capital held										
CFM international Inc.	USD	USA	Propulsion	50,00%	0	93		(5)		
Shannon Engine Support (1)	USD	Ireland	Propulsion	50,00%	215	144	107	53		

26 DETAIL CONTENTS

1 PERSONS RESPONSIBLE 5

1.1 PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT 5

1.2 CERTIFICATION OF THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT 5

1.3 PERSON RESPONSIBLE FOR FINANCIAL INFORMATION 5

2 STATUTORY AUDITORS 6

3 SELECTED FINANCIAL INFORMATION 7

3.1 KEY STATUTORY CONSOLIDATED FIGURES 7

3.2 KEY ADJUSTED CONSOLIDATED FIGURES 7

3.3 RECONCILIATION OF STATUTORY AND ADJUSTED CONSOLIDATED FIGURES 8

4 RISK FACTORS 9

4.1 IDENTIFIED RISK FACTORS 9
4.1.1 Risks relating to programs 9
4.1.2 Risks relating to technological advances 10
4.1.3 Risks relating to partnerships 10
4.1.4 Risks relating to raw materials 10
4.1.5 Market risks and derivative financial instruments 10
4.1.5.1 Foreign currency risk 10
4.1.5.2 Interest rate risk 11
4.1.5.3 Equity market risk 11
4.1.5.4 Counterparty risk 11
4.1.5.5 Liquidity risk 11
4.1.6 Legal risks 12

4.2 RISK MANAGEMENT: GENERAL POLICY 12
4.2.1 Group Risk Committee 12
4.2.2 Risk and Insurance Department 12

4.3 INSURANCE 13

4.4 HEALTH, SAFETY AND THE ENVIRONMENT 13
4.4.1 Occupational Health and Safety and Environmental policy 13
4.4.2 Organizational structure 14
4.4.3 Objectives 14
4.4.4 Certification 15
4.4.5 Scope 15
4.4.6 The environment and the sites 15
4.4.6.1 SEVESO facilities 15
4.4.6.2 Controlling greenhouse gas emissions 16
4.4.6.3 Asbestos 16
4.4.6.4 State of soil and Groundwater 16
4.4.6.5 PCB/PCT pollution 16
4.4.6.6 Hazardous substances 16
4.4.6.7 Fire protection and prevention 17
4.4.6.8 The environment and products 18
4.4.6.9 Occupational Health and Safety and Environmental Data 19
4.4.6.10 Occupational health and safety 19
4.4.7 Environmental data 19

5 GENERAL INFORMATION CONCERNING THE COMPANY 21

5.1 COMPANY HISTORY AND DEVELOPMENTS 21
5.1.1 Corporate name 21
5.1.2 Companies register and Registration number 21
5.1.3 Date of incorporation and term 21
5.1.4 Registered office, legal term and governing law 21
5.1.5 Major events in the development of the Company's business 21

5.2 CAPITAL EXPENDITURE 22

5.2.1 **Acquisitions of property, plant and equipment** 22
5.2.2 **Acquisitions of intangible assets** 22
5.2.3 **capital expenditure commitments** 22

6 OVERVIEW OF ACTIVITIES 23

6.1 AEROSPACE PROPULSION 24
6.1.1 **Civil aviation** 25
6.1.1.1 Key characteristics of the activity 25
6.1.1.2 Key current programs and programs under development 26
6.1.2 **Military aviation** 27
6.1.2.1 Key characteristics of the activity 27
6.1.2.2 Key current programs and programs under development 28
6.1.3 **Helicopter turbine engines** 29
6.1.3.1 Key characteristics of the activity 29
6.1.3.2 Key current programs and programs under development 30
6.1.4 **Ballistic and space** 30
6.1.4.1 Key characteristics of the activity 30
6.1.4.2 Key current programs and programs under development 31
6.1.5 **Main investment projects** 31

6.2 AIRCRAFT EQUIPMENT 32
6.2.1 **Landing gear: Messier-Dowty; Support services for landing gear, wheels, brakes and associated systems: Messier Services** 33
6.2.1.1 Landing gear: Messier-Dowty 33
6.2.1.2 Support services for landing gear, wheels, brakes and associated systems: Messier Services 34
6.2.2 **Wheels and brakes, landing/braking control systems: Messier-Bugatti** 34
6.2.3 **Nacelles and thrust reversers: Aircelle** 34
6.2.4 **Wiring and electrical connection systems: Labinal** 35
6.2.5 **Engine control systems and equipment and power transmissions: Hispano-Suiza** 35
6.2.6 **Other activities** 36
6.2.6.1 Engineering: Teuchos 36
6.2.6.2 Connectors: Cinch Connectors Inc. 36
6.2.6.3 Small electric motors: Globe Motors 36
6.2.6.4 Aircraft ventilation systems: Technofan 36
6.2.6.5 Hydraulic filters: Sofrance 36

6.3 DEFENSE SECURITY 36
6.3.1 **Sagem Defense Sécurité** 37
6.3.2 **Sagem Sécurité** 39

6.4 COMMUNICATIONS 40
6.4.1 **Mobile phones division** 41
6.4.2 **Broadband division** 43

6.5 GROUP BACKLOG 44

6.6 SUB-CONTRACTING 44

6.7 CONSTANT IMPROVEMENT PROCESS: ACTION V 44
6.7.1 **Project-based structure** 44
6.7.2 **Observed results** 45

7 ORGANIZATIONAL CHART 46

8 REAL ESTATE, PRODUCTION PLANTS AND EQUIPMENT 47

9 REVIEW OF THE FINANCIAL POSITION AND NET PROFIT 50

9.1 FINANCIAL POSITION 50
9.1.1 **Simplified Consolidated Balance Sheet as of December 31, 2007** 50
9.1.2 **Change in the net financial position** 51

9.2 INCOME STATEMENT 51
9.2.1 **Statutory consolidated income statement** 51
9.2.2 **adjusted income statement** 52
9.2.2.1 Consolidated revenue 52
9.2.2.2 Adjusted profit from operations 53
9.2.2.3 Adjusted net profit for the period 54
9.2.2.4 Factors with a potential impact on results 54

9.3 DIVIDEND 54

10 CASH AND CASH EQUIVALENTS AND SHARE CAPITAL 55

10.1 SHARE CAPITAL OF THE COMPANY 55

10.1.1 Shareholders' equity 55
10.1.2 Borrowings 55

10.2 CASH FLOW 55

10.3 FINANCING STRUCTURE 55

10.4 COVENANTS AND CREDIT LINES 55

10.5 FINANCING SOURCES TO SATISFY COMMITMENTS 55

11 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES 56

11.1 POSITIONING AND MAJOR OBJECTIVES 56

11.2 MAJOR TECHNOLOGY AREAS 56

11.3 SAFRAN TECHNOLOGICAL AND SCIENTIFIC PARTNERSHIPS 58

11.4 INTELLECTUAL PROPERTY AND INNOVATION 58

12 INFORMATION ON TRENDS 60

12.1 2008 OBJECTIVES 60

12.2 2008 FIRST QUARTER ACTIVITIES 60

13 PROFIT FORECASTS AND ESTIMATES 61

14 EXECUTIVE MANAGEMENT AND SUPERVISORY BODIES 62

14.1 MEMBERS OF EXECUTIVE MANAGEMENT AND SUPERVISORY BODIES 62
14.1.1 Executive Board 62
14.1.2 Supervisory Board 65
14.1.3 Declaration of family ties and the absence of convictions involving members of the Executive Board and the Supervisory Board 76

14.2 CONFLICTS OF INTEREST AT MANAGEMENT AND SUPERVISORY BODY LEVEL 76

15 CORPORATE OFFICER COMPENSATION 77

15.1 COMPENSATION AND BENEFITS PAID TO MEMBERS OF THE EXECUTIVE AND SUPERVISORY BOARDS IN OFFICE IN 2007 77
15.1.1 Compensation paid to members of the Executive Board 77
15.1.2 Compensation paid to members of the Supervisory Board 78
15.1.2.1 Compensation excluding attendance fees 78
15.1.2.2 Attendance fees 78
15.1.3 Compensation paid to corporate officers by controlled companies 79

15.2 PENSION PLANS 79

15.3 COMMITMENTS GIVEN IN RESPECT OF THE TERMINATION OF CORPORATE OFFICER FUNCTIONS 79

15.4 SHARE PURCHASE OPTIONS AND FREE SHARES 80
15.4.1 Share purchase options granted and exercised in 2007 80
15.4.2 Free shares granted in 2007 80

15.5 SHARE TRANSACTIONS PERFORMED BY CORPORATE OFFICERS IN 2007 80

16 ACTIVITIES OF EXECUTIVE MANAGEMENT AIND SUPERVISORY BODIES 81

16.1 MEMBERS OF THE EXECUTIVE AND SUPERVISORY BOARDS IN OFFICE IN 2007 81
16.1.1 Members of the Executive Board in office in 2007 81
16.1.2 Members of the Supervisory Board in office in 2007 81

16.2 INFORMATION ON SERVICE CONTRACTS CONCERNING MEMBERS OF EXECUTIVE MANAGEMENT OR SUPERVISORY BODIES OF THE COMPANY OR ONE OF ITS SUBSIDIARIES 82

16.3 REPORT OF THE CHAIRMAN OF THE SUPERVISORY BOARD ON THE ACTIVITIES OF THE BOARD AND INTERNAL CONTROL PROCEDURES – AUDITORS' REPORT ON THIS REPORT 82
16.3.1 Report of the Chairman of the Supervisory Boards. 82
16.3.2 Statutory Auditors' Report on the Report of the Chairman of the Supervisory Board 97

16.4 DECLARATION CONCERNING THE CORPORATE GOVERNANCE REGIME 97

17 EMPLOYEES 98

17.1 HUMAN RESOURCES AND EMPLOYEE RELATIONS 98

17.1.1 **Employees** ... 98
17.1.2 **Human resources policy** ... 99
17.1.2.1 Training – Company University ... 99
17.1.2.2 Compensation trends ... 100
17.1.2.3 Early retirement measures ... 100
17.1.2.4 Integration of disabled employees ... 100
17.1.3 **Employee relations** ... 101
17.1.4 **Community relations** ... 101
17.1.5 **Social works managed by the works council** ... 102

17.2 PROFIT-SHARING AND INCENTIVE SCHEMES ... 102
17.2.1 **Profit-sharing** ... 102
17.2.2 **Incentive schemes** ... 102

17.3 GROUP EMPLOYEE SAVINGS PLAN AND INTERNATIONAL GROUP EMPLOYEE SAVINGS PLAN ... 102
17.3.1 **Group Employee Savings Plan** ... 102
17.3.2 **International Group Employee Savings Plan** ... 102

17.4 SHARE SUBSCRIPTION AND PURCHASE OPTIONS ... 103
17.4.1 **Share subscription options** ... 103
17.4.2 **Share purchase options** ... 103
17.4.2.1 History of share purchase option allocations ... 103
17.4.2.2 Share purchase options granted and exercised during 2007 ... 103

17.5 FREE SHARES ... 104

18 MAIN SHAREHOLDERS ... 105

18.1 BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS ... 105
18.1.1 **Position as of December 31, 2007** ... 105
18.1.2 **Significant movements during 2007** ... 105
18.1.3 **Position as of March 31, 2008** ... 106
18.1.4 **Changes in the breakdown of share capital and voting rights over the last three fiscal years (as of December 31)** ... 106

18.2 VOTING RIGHTS ... 106

18.3 CONTROL OF THE COMPANY ... 106

18,4 AGREEMENTS WHOSE IMPLEMENTATION COULD LEAD TO A CHANGE IN CONTROL OF THE COMPANY ... 107

18.5 SHAREHOLDER AGREEMENTS ... 107

18.6 UNDERTAKING TO HOLD SECURITIES ... 107

18.7 PLEDGING OF SHARES ... 107

18,8 MARKET IN SAFRAN SHARES ... 108

19 TRANSACTIONS WITH RELATED PARTIES ... 109

19.1 RELATIONS WITH THE FRENCH STATE ... 109

19.2 AGREEMENT WITH THE FRENCH STATE RELATING TO STRATEGIC ASSETS AND SUBSIDIARIES ... 109

19.3 OTHER REGULATED AGREEMENTS ... 110

20 FINANCIAL INFORMATION REGARDING THE ASSETS, FINANCIAL POSITION AND OPERATING RESULTS OF THE ISSUER ... 111

20.1 HISTORICAL FINANCIAL INFORMATION ... 112
20.1.1 **Consolidated financial statements** ... 112
20.1.1.1 Consolidated income statement ... 112
20.1.1.2 Consolidated balance sheet ... 113
20.1.1.3 Statement of changes in consolidated shareholders' equity ... 114
20.1.1.4 Consolidated statement of cash flow ... 115
20.1.2 **Segment information** ... 116
20.1.2.1 Business segment ... 116
20.1.2.1.1 Aerospace Propulsion branch ... *116*
20.1.2.1.2 Aircraft Equipment branch ... *116*
20.1.2.1.3 Defense security branch ... *116*
20.1.2.1.4 Communications branch ... *116*
20.1.2.2 Segment information by branch ... 117
20.1.2.3 Segment information by geographical segment ... 119
20.1.3 **Accounting policies** ... 119
20.1.3.1 Accounting framework for the preparation of the financial statements ... 119
20.1.3.1.1 Changes in the IFRS framework in 2007 ... *119*

20.1.3.1.2 Accounting options and treatments adopted by Management ... *120*
20.1.3.1.3 Assumptions and estimates ... *121*
20.1.3.2 Consolidation methods ... 121
20.1.3.2.1 Consolidation criteria ... *121*
20.1.3.2.2 Accounting period ... *122*
20.1.3.2.3 Effective date of acquisitions and disposals ... *122*
20.1.3.2.4 Translation methods ... *122*
20.1.3.2.5 Discontinued operations and assets (or disposal group) held for sale ... *122*
20.1.3.2.6 Inter-company transactions ... *123*
20.1.3.3 Valuation methods and rules ... 123
20.1.3.3.1 Valuation methods ... *123*
20.1.3.3.2 Income from operations ... *123*
20.1.3.3.3 Income tax expense ... *124*
20.1.3.3.4 Procedure for calculating earnings per share ... *124*
20.1.3.3.5 Goodwill and business combinations ... *124*
20.1.3.3.6 Intangible assets ... *124*
20.1.3.3.7 Property, plant and equipment ... *125*
20.1.3.3.8 Impairment of non-current assets ... *126*
20.1.3.3.9 Financial assets ... *126*
20.1.3.3.10 Inventories and work-in-progress ... *127*
20.1.3.3.11 Treasury shares ... *128*
20.1.3.3.12 Share-based payments ... *128*
20.1.3.3.13 Provisions ... *128*
20.1.3.3.14 Post-employment commitments ... *129*
20.1.3.3.15 Financial liabilities ... *129*
20.1.3.3.16 Investment subsidies ... *130*
20.1.4 Scope of consolidation ... 130
20.1.4.1 Spin-off of Sagem Défense Sécurité ... 130
20.1.4.2 Spin-off of Sagem Communications ... 130
20.1.4.3 Orga Group ... 130
20.1.4.4 2007 changes ... 130
20.1.4.5 Discontinued operations ... 131
20.1.4.6 Assets held for sale ... 131
20.1.4.7 Other changes in the scope of consolidation ... 131
20.1.5 List of consolidated companies ... 132
20.1.6 Notes to the consolidated income statement ... 135
20.1.6.1 Breakdown of the main components of operating income ... 135
20.1.6.1.1 Revenue ... *135*
20.1.6.1.2 Other income ... *136*
20.1.6.1.3 Raw materials and consumables used ... *136*
20.1.6.1.4 Personnel costs ... *136*
20.1.6.1.5 Depreciation, amortization and provisions ... *136*
20.1.6.1.6 Asset impairment ... *137*
20.1.6.1.7 Other operating income and expenses ... *137*
20.1.6.2 Income from associates ... 137
20.1.6.3 Net finance costs/income ... 137
20.1.6.4 Income tax ... 139
20.1.6.4.1 Income tax expense ... *139*
20.1.6.4.2 Effective tax rate ... *139*
20.1.6.4.3 Deferred tax assets and liabilities ... *139*
20.1.6.4.3.1 Deferred tax assets and liabilities break down as follows: ... 139
20.1.6.4.3.2 Deferred taxes recognized in equity ... 140
20.1.6.4.3.3 Deferred tax base ... 140
20.1.6.4.3.4 Current tax assets and liabilities ... 140
20.1.6.5 Earnings per share ... 140
20.1.6.6 Dividends proposed and voted ... 141
20.1.6.7 Goodwill ... 142
20.1.6.8 Intangible assets ... 143
20.1.6.9 Property, plant and equipment ... 144
20.1.6.9.1 Breakdown ... *144*
20.1.6.9.2 Movements ... *144*
20.1.6.10 Non-current financial assets ... 145
20.1.6.10.1 Non-consolidated investments ... *145*
20.1.6.10.2 Other non-current financial assets ... *145*
20.1.6.11 Investments in associates ... 146
20.1.6.12 Other non-current assets ... 146
20.1.6.13 Current financial assets ... 146
20.1.6.14 Inventories ... 146
20.1.6.15 Trade and other receivables ... 147
20.1.6.16 Assets held for sale ... 147
20.1.6.17 Other current assets ... 148
20.1.6.18 Cash and cash equivalent ... 148

20.1.6.19 Summary of financial assets ... 149
20.1.6.19.1 Fair value of derivative instruments ... 149
20.1.6.19.2 Financial assets maturity schedule ... 150
20.1.6.19.3 Fixed-rate and floating-rate financial assets ... 150
20.1.6.20 Consolidated shareholders' equity ... 151
20.1.6.20.1 Share capital ... 151
20.1.6.20.2 Breakdown of share capital and voting rights ... 151
20.1.6.20.3 Consolidated retained earnings ... 151
20.1.6.20.4 Share-based payments ... 152
20.1.6.20.4.1 Stock options ... 152
20.1.6.20.4.2 Bonus shares granted to Sagem SA employees prior to the merger ... 153
20.1.6.21 Provisions ... 153
20.1.6.21.1 Post employment commitments ... 154
20.1.6.21.1.1 Defined benefit retirement plans ... 155
20.1.6.21.1.2 Retirement termination payments ... 156
20.1.6.21.1.3 Other employee benefits ... 157
20.1.6.21.1.4 Contributions to defined contribution plans ... 158
20.1.6.22 Borrowings subject to specific terms and conditions ... 159
20.1.6.23 Interest-bearing liabilities ... 159
20.1.6.24 Trade and other payables ... 161
20.1.6.25 Other non-current and current liabilities ... 161
20.1.6.25.1 20.1.6.25.1 Other non-current liabilities ... 161
20.1.6.25.2 Other current liabilities ... 162
20.1.6.26 Summary of borrowings ... 162
20.1.6.27 Workforce ... 163
20.1.6.28 Interests in joint ventures ... 163
20.1.6.29 Related parties ... 164
20.1.6.29.1 Related party transactions ... 164
20.1.6.29.2 Management compensation ... 164
20.1.6.29.3 Relations between SAFRAN and its subsidiaries ... 164
20.1.6.30 Contingent liabilities ... 165
20.1.7 Consolidated statement of cash flow ... 165
20.1.7.1 Cash and cash equivalents ... 165
20.1.7.2 Purchases of intangible assets and property, plant and equipment ... 165
20.1.7.3 Material non-cash transactions ... 165
20.1.7.4 Group accounting policy ... 166
20.1.7.5 Cash flows from discontinued operations ... 166
20.1.8 MANAGEMENT OF MARKET RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS ... 166
20.1.8.1 Exposure to foreign currency risk ... 166
20.1.8.1.1 Hedging policy ... 166
20.1.8.1.2 Management policy ... 167
20.1.8.1.3 Financial instruments ... 167
20.1.8.2 Interest-rate risk management ... 168
20.1.8.3 Equity risk management ... 168
20.1.8.4 Counterparty risk management ... 168
20.1.8.5 Liquidity risk management ... 168
20.1.9 Off balance sheet commitments ... 169
20.1.9.1 Endorsements, guarantees and other commitments ... 169
20.1.9.1.1 Commitments in respect of current activities ... 169
20.1.9.1.2 Other commitments and contractual obligations ... 170
20.1.10 20.1.9.2 Vendor warranties ... 170
20.1.11 20.1.9.3 Capital expenditure commitments ... 170
20.1.12 20.1.9.4 Financial guarantees granted as part of the sale of Group products ... 170

20.2 SAFRAN GROUP PRO FORMA FINANCIAL INFORMATION ... 170

20.3 ADJUSTED FINANCIAL INFORMATION ... 170
20.3.1 Adjusted consolidated income statement ... 171
20.3.2 Adjusted consolidated income statement of cash-flow ... 172
20.3.3 Adjusted segment information ... 173
20.3.3.1 Business segments ... 173
20.3.3.1.1 Aerospace Propulsion branch ... 173
20.3.3.1.2 Air Equipment branch ... 173
20.3.3.1.3 Defense security branch ... 173
20.3.3.1.4 Communications branch ... 173
20.3.3.2 Adjusted segment information ... 174
20.3.4 Notes to the adjusted data ... 175
20.3.4.1 Revenue ... 175
20.3.4.2 Raw materials and consumables ... 176
20.3.4.3 Depreciations, amortizations, provisions and impairment ... 176
20.3.4.4 Net finance costs/income ... 176
20.3.4.5 Income tax expense ... 177
20.3.5 Adjusted income statement with broafdband activities ... 177

20.4 EXTRACT FROM THE INDIVIDUAL FINANCIAL STATEMENTS OF SAFRAN SA 178

20.5 AUDITORS' REPORTS 180
20.5.1 Auditor's report on the 2007 consolidated financial statements 180
20.5.2 Auditors' special report on regulated agreements and commitments with third parties 182
20.5.3 Fees paid to the auditors 184

20.6 OTHER INFORMATION 184
20.6.1 Date of the most recent financial information 184
20.6.2 Interim and other financial information 184

20.7 DIVIDEND DISTRIBUTION POLICY 185

20.8 DISPUTES AND LITIGATION 186

20.9 MAJOR CHANGE IN THE GROUP'S FINANCIAL OR COMMERCIAL POSITION 187

21 ADDITIONAL INFORMATION 188

21.1 SHARE CAPITAL 188
21.1.1 Capital subscribed and authorized 188
21.1.2 Shares not representing share capital 188
21.1.3 treasury shares 189
21.1.3.1 Position as of December 31, 2007 189
21.1.3.2 Description of the Company's share buy-back program to be approved by the Combined Shareholders' Meeting of May 28, 2008 189
21.1.4 Marketable securities that are convertible, exchangeable or accompanied by subscription warrants 190
21.1.5 Terms and conditions governing purchase rights and/or any obligation relating to subscribed capital not fully paid-up, or any operation intended to increase share capital 190
21.1.6 Information concerning the share capital of any Group member subject to an option or a conditional or unconditional agreement stipulating such an option 190
21.1.7 History of share capital over the last three years 190

21.2 INSTRUMENT OF INCORPORATION AND BYLAWS 191
21.2.1 Corporate purpose 191
21.2.2 Members of management and supervisory bodies 191
21.2.2.1 Executive Board 191
21.2.2.2 Supervisory Board 192
21.2.2.3 Advisors to the Board (*Censeurs*) 193
21.2.3 Rights and restrictions attached to each category of existing share 193
21.2.4 Actions necessary to modify shareholder rights 193
21.2.5 Shareholders' Meetings 194
21.2.5.1 Convocation and conditions for admission 194
21.2.5.2 Exercise of voting rights – double voting rights 194
21.2.6 Provisions that can delay, postpone or prevent a change in control 194
21.2.7 Disclosure thresholds 194
21.2.8 Provisions governing changes in capital under conditions that are more restrictive than the law 195

22 MAJOR CONTRACTS 196

23 INFORMATION FROM THIRD PARTIES, DECLARATIONS FROM EXPERTS AND DECLARATIONS OF INTEREST 196

24 DOCUMENTS AVAILABLE TO THE PUBLIC 197

25 INFORMATION ON INVESTMENTS 198

26 DETAIL CONTENTS 199

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedx 15 – France

Tel : +33 (0)1 40 60 80 80
Fax : +33 (0)1 40 60 81 02

www.safran-group.com

END